
06016682

SUPPL

September 1, 2006

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.



dlw 9/8

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Jun Yao

(Enclosures)

List of Information Made public, Distributed or Filed

1. Interim Report, dated August 24, 2006
2. CIRC Will Continue to Release Relevant Data on Its Website(first 7 months of 2006), dated August 18, 2006
3. Announcement, dated August 18, 2006
4. Results Announcement, dated August 16, 2006
5. Results Announcement (Summary), dated August 15, 2006
6. Proxy Form, dated August 15, 2006
7. Reply Slip, dated August 15, 2006
8. Circular (Discloseable and connected transactions acquisition and subscription of Shares in Shenzhen Commercial Bank Company Limited and notice of extraordinary general meeting), dated August 15, 2006
9. Notices of General Meetings, dated August 15, 2006
10. Announcement, dated July 31, 2006
11. Announcement, dated July 27, 2006
12. CIRC Will Continue to Release Relevant Data on Its Website(first 6 months of 2006), dated July 20, 2006
13. CIRC Will Continue to Release Relevant Data on Its Website(first 5 months of 2006), dated June 20, 2006
14. Results of General Meetings, dated May 26, 2006
15. CIRC Will Continue to Release Relevant Data on Its Website(first 4 months of 2006), dated May 19, 2006


中国平安
PING AN OF CHINA



# 中国平安保险(集团)股份有限公司

# PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## ANNOUNCEMENT

| This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website. |
|---|

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to July 31, 2006 were RMB 41,649.37 million and RMB 9,779.17 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
**Yao Jun**
*Joint Company Secretary*

Shenzhen, PRC, August 18, 2006

*As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*



中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock Code: 2318)**

# CLARIFICATION ANNOUNCEMENT

Reference is made to the circular of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 15, 2006 (the "**Circular**") in relation to the acquisition and subscription of shares by the Company in Shenzhen Commercial Bank Company Limited.

It has come to the attention of the board of directors of the Company that, in line with the reference to "Chinese Mercantile Bank" in the letter from the independent financial adviser on page 33 of the English version of the Circular, the corresponding reference to "招商銀行" in the letter from the independent financial adviser on page 33 of the Chinese version of the Circular should read "華商銀行" instead.

By order of the Board
**Yao Jun**
*Joint Company Secretary*

Shenzhen, PRC, August 17, 2006

*As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

"Please also refer to the published version of this announcement in the South China Morning Post"



# 中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

# ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

## CHAIRMAN'S STATEMENT

The year 2006 is the first year under the PRC's eleventh "Five-Year Plan". The PRC economy sustained steady growth while reform in the financial sector progressed successfully. All these provided a favorable environment for the development of the insurance industry as a whole. This, together with the full support of our shareholders and staff, enabled the Group to maintain its growth momentum and fulfill our business targets during the period.

### Review of the first half year

*New record in operating results*

As at June 30, 2006, the total assets of the Group was RMB358,718 million, representing an increase of 12.2% from December 31, 2005. Net profit for the six months ended June 30, 2006 was RMB4,162 million, representing a significant increase of 85.0% over RMB2,250 million for the same period last year. Total assets and net profit both reached historical records.

*Steady growth in core business*

Our core insurance business continued to grow at a strong pace. Gross written premiums, policy fees and premium deposits increased 26.5% to RMB45,571 million over the same period last year. Total premiums from life insurance was RMB37,182 million, representing an increase of 25.0%. Total premiums from property and casualty insurance was RMB8,389 million, representing an increase of 33.4%. We continued to improve our life insurance portfolio mix during the period. As a result, the more profitable individual life insurance business accounted for 79.4% of total life premiums. For our property and casualty business, premiums from automobile insurance, non-automobile insurance and accident and health insurance were 65.3%, 29.7% and 5.0% respectively. Meanwhile, our service quality remained at a respectable level. Individual life business 13-month persistency ratio improved to 88.6% and the combined ratio of our property and casualty business improved to 94.8%.

*Strong investment performance*

Riding on the recovery of the PRC stock market in the first half of the year, the Group achieved respectable investment return. Total investment income and total investment yield improved to RMB9,654 million and 5.8% respectively. Another very positive movement was that the new investment channel in infrastructure projects has been approved by the China Insurance Regulatory Commission ("CIRC"). The Group is working hard to capitalize on this opportunity. In addition, the incorporation in Hong Kong of China Ping An Asset Management (Hong Kong) Company Limited, a part of the Group's global investment platform, was approved by the CIRC, signifying an important step towards global asset allocation.

*Strong momentum in other business development*

Apart from the excellent performance from our core insurance businesses, other businesses also reaped positive results during the first six months. Due to the strong stock market performance, Ping An Securities achieved a net profit of RMB174 million through the increase in revenue from brokerage fees and investment banking services. We were also awarded the qualification, by the China Securities Regulatory Commission, to launch innovative products and services. Ping An Trust also issued new trust schemes and completed investment in various projects. Both financing and investment capacity were substantially enhanced as compared with the same period last year. Further, Ping An Bank obtained an approval from the China Banking Regulatory Commission to provide Renminbi services to corporate customers in June 2006. Its number of customers, deposits, and outstanding loans also increased substantially as compared to the same period last year.

*Nation-wide back-office operating centre and Ping An School of Financial Services in operation*

The Group's nation-wide back-office operating centre in Shanghai has commenced operation and approximately 1,500 staff have moved in. Centralization of our life insurance underwriting and claims functions was completed and is operating smoothly. Ping An School of Financial Services also began its operation in the first half of 2006 and conducted dozens of seminars for the CIRC and the Group. More than 100 training courses were held during the first six months. The school received wide recognition for both its faculty expertise and modern facilities.

## Prospect for the second half of 2006

In June 2006, the State Council issued "Several Opinions on the Reform and Development of the Insurance Industry" which entailed a number of measures to support the development of the insurance industry. In particular, it emphasized the "support for qualified insurance companies in conducting restructurings, mergers and acquisitions" as well as "promoting the steady trial of integrated financial services for insurance companies". This expands the investment channels for insurance funds and provides enormous support for the future development of the Group. We believe that the gradual implementation of these policies will create a more liberal and favorable operating environment for the insurance industry and we will surely benefit from this.

In the second half of 2006, the Group will adhere to its strategy and continue to focus on business quality, profits, legal compliance and attaining new heights. In respect of our core insurance business, we will continue to strengthen our competitive edge in major cities and to enhance our effort in exploring new potential markets, thus building a stronger foothold for our future growth. In respect of investment, we will execute our investment in infrastructure projects and actively set up strategies and channels for overseas investment. In respect of other business, we will accelerate our cross-selling by leveraging the Group's customer bases and business platform. In respect of our nation-wide back-office operating centre, we will make all necessary arrangement and deployment to ensure the smooth migration of our staff to the new site by the end of this year as planned.

We are confident that, with the joint efforts of our staff, we will fulfill our targets successfully and deliver excellent results to our shareholders.

## KEY FINANCIAL AND OPERATION INFORMATION

### Group's consolidated performance

The following is a summary of the consolidated results of the Group:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Total revenue | 43,739 | 32,603 |
| Total claims, policyholder benefits and expenses | (39,021) | (29,930) |
| Operating profit | 4,718 | 2,673 |
| Net profit | 4,162 | 2,250 |

### Consolidated investment income

| For the six months ended June 30, (in RMB million, except percentages) | 2006 | 2005 |
|---|---|---|
| Net investment income | 5,783 | 4,481 |
| Net realized and unrealized gains | 3,871 | 19 |
| Total investment income | 9,654 | 4,500 |
| Net investment yield[1] | 4.2% | 4.1% |
| Total investment yield[1] | 5.8% | 4.1% |

[1] Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

The following table presents our investment portfolio allocations among the major categories of our investments:

| | As at June 30, 2006 | | As at December 31, 2005 | |
|---|---|---|---|---|
| (in RMB million, except percentages) | Carrying value | % of total | Carrying value | % of total |
| Fixed maturity investments | | | | |
| Term deposits | 67,962 | 25.2% | 68,959 | 27.9% |
| Bond investments[1] | 170,442 | 63.2% | 159,776 | 64.8% |
| Other fixed maturity investments | 2,966 | 1.1% | 1,526 | 0.6% |
| Equity investments[2] | 27,079 | 10.1% | 15,244 | 6.2% |
| Investment properties | 1,147 | 0.4% | 1,243 | 0.5% |
| Total investments | 269,596 | 100.0% | 246,748 | 100.0% |

[1] Bond investments include the carrying value of derivatives embedded with the host contracts.
[2] Equity investments include equity investment funds, equity securities and investment in an associate.

**Life insurance business**

The following tables set forth certain financial and operating data for our life insurance business:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Gross written premiums and policy fees | **29,097** | 24,259 |
| Individual life insurance | **24,686** | 19,621 |
| Bancassurance | **479** | 721 |
| Group insurance | **3,932** | 3,917 |
| Premium deposits | **8,085** | 5,488 |
| Individual life insurance | **4,824** | 3,820 |
| Bancassurance | **3,070** | 1,471 |
| Group insurance | **191** | 197 |
| Gross written premiums, policy fees and premium deposits | **37,182** | 29,747 |

| | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Market share of gross written premiums, policy fees and premium deposits[1] | **16.6%** | 16.1% |
| Number of customers: | | |
| Individual (in thousands) | **31,043** | 30,312 |
| Corporate (in thousands) | **284** | 267 |
| Total (in thousands) | **31,327** | 30,579 |
| Persistency ratio: | | |
| 13-month | **88.6%** | 85.9% |
| 25-month | **80.0%** | 81.9% |

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as at June 30, 2006 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as at December 31, 2005 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

**Property and casualty insurance business**

The following tables set forth certain financial and operating data for our property and casualty insurance business:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Automobile insurance | 5,482 | 3,720 |
| Non-automobile insurance | 2,490 | 2,321 |
| Accident and health insurance | 417 | 249 |
| Total gross written premiums | 8,389 | 6,290 |

| | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Market share of gross written premiums[1] | 10.7% | 9.9% |
| Number of customers: | | |
| Individual (in thousands) | 6,851 | 6,006 |
| Corporate (in thousands) | 1,748 | 1,680 |
| Total (in thousands) | 8,599 | 7,686 |

| | For the six months ended June 30, 2006 | For the year ended December 31, 2005 |
|---|---|---|
| Combined ratio: | | |
| Expense ratio | 23.4% | 23.3% |
| Loss ratio | 71.4% | 72.0% |
| Combined ratio | 94.8% | 95.3% |

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as at June 30, 2006 was computed based on gross written premiums accumulated over a period of six months.
Market share as at December 31, 2005 was computed based on gross written premiums accumulated over a period of one year.

## CONDENSED CONSOLIDATED INCOME STATEMENT

| For the six months ended June 30, (in RMB million) | *Notes* | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|---|
| Gross written premiums and policy fees | *4* | **37,486** | 30,549 |
| Less: Premiums ceded to reinsurers | | **(2,466)** | (2,311) |
| Net written premiums and policy fees | | **35,020** | 28,238 |
| Increase in unearned premium reserves, net | | **(2,264)** | (1,292) |
| Net earned premiums | | **32,756** | 26,946 |
| Reinsurance commission income | | **922** | 772 |
| Net investment income | *5(1)* | **5,783** | 4,481 |
| Realized gains/(losses) | *5(2)* | **2,090** | (190) |
| Unrealized gains | *5(3)* | **1,781** | 209 |
| Foreign currency losses, net | | **(130)** | – |
| Other income | | **537** | 385 |
| **Total revenue** | | **43,739** | 32,603 |
| Change in deferred policy acquisition costs | | **2,611** | 1,734 |
| Claims and policyholder benefits | | **(11,728)** | (10,623) |
| Increase in policyholder reserves | | **(21,891)** | (14,739) |
| Change in fair value of derivative financial liabilities | | **86** | (137) |
| Commission expenses | | **(3,933)** | (2,904) |
| General and administrative expenses | | **(4,025)** | (3,155) |
| Provision for insurance guarantee fund | | **(141)** | (106) |
| **Total expenses** | | **(39,021)** | (29,930) |
| Operating profit | 6 | **4,718** | 2,673 |
| Income taxes | 7 | **(556)** | (423) |
| **Net profit** | | **4,162** | 2,250 |
| **Attributable to:** | | | |
| – Equity holders of the parent | | **4,099** | 2,235 |
| – Minority interests | | **63** | 15 |
| | | **4,162** | 2,250 |
| | | **RMB** | RMB |
| **Earnings per share for net profit attributable to equity holders of the parent – basic** | *9* | **0.66** | 0.36 |

## CONDENSED CONSOLIDATED BALANCE SHEET

| (in RMB million) | (Unaudited) As at June 30, 2006 | (Audited) As at December 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Investments | | |
| Fixed maturity investments | | |
| Bonds | **170,366** | 159,749 |
| Term deposits | **67,962** | 68,959 |
| Policy loans | **1,077** | 864 |
| Securities purchased under agreements to resell | **260** | – |
| Loans and advances to customers | **1,629** | 662 |
| Equity investments | | |
| Equity investment funds | **11,868** | 10,058 |
| Equity securities | **15,211** | 5,183 |
| Derivative financial assets | **76** | 27 |
| Investment in an associate | **–** | 3 |
| Investment properties | **1,147** | 1,243 |
| Total investments | **269,596** | 246,748 |
| Cash and cash equivalents | **22,359** | 17,636 |
| Premium receivables | **3,680** | 749 |
| Interest receivables | **1,503** | 438 |
| Policyholder account assets in respect of insurance contracts | **16,483** | 12,820 |
| Policyholder account assets in respect of investment contracts | **3,397** | 3,078 |
| Reinsurance assets | **5,267** | 4,889 |
| Deferred policy acquisition costs | **29,084** | 26,428 |
| Property, plant and equipment | **2,849** | 2,918 |
| Construction-in-progress | **1,090** | 620 |
| Land use rights | **946** | 955 |
| Goodwill | **327** | 327 |
| Statutory deposits | **1,240** | 1,240 |
| Other assets | **897** | 860 |
| **Total assets** | **358,718** | 319,706 |

| (in RMB million) | (Unaudited) As at June 30, 2006 | (Audited) As at December 31, 2005 |
|---|---|---|
| **EQUITY AND LIABILITIES** | | |
| Equity attributable to equity holders of the parent | | |
| Share capital | **6,195** | 6,195 |
| Reserves | **23,188** | 21,493 |
| Retained profits | **8,168** | 5,308 |
| | **37,551** | 32,996 |
| Minority interests | **553** | 526 |
| Total equity | **38,104** | 33,522 |
| Liabilities | | |
| Customer deposits | **3,062** | 1,862 |
| Securities sold under agreements to repurchase | **1,056** | 7,095 |
| Short term borrowing | **1,015** | – |
| Premiums received in advance | **640** | 1,880 |
| Commission payable | **831** | 633 |
| Due to reinsurers | **1,017** | 533 |
| Dividends payable to shareholders | **82** | 76 |
| Income tax payable | **713** | 445 |
| Insurance guarantee fund | **83** | 60 |
| Policyholder dividend payable and provisions | **4,478** | 2,864 |
| Insurance contract liabilities | | |
| Policyholder reserves | **246,241** | 223,538 |
| Policyholder contract deposits | **15,570** | 9,795 |
| Policyholder account liabilities in respect of insurance contracts | **16,483** | 12,820 |
| Unearned premium reserves | **13,687** | 11,048 |
| Claim reserves | **6,217** | 5,824 |
| Annuity and other insurance balances payable | **2,424** | 2,234 |
| Investment contract liabilities | | |
| Policyholder account liabilities in respect of investment contracts | **3,397** | 3,078 |
| Investment contract reserves | **13** | 14 |
| Derivative financial liabilities | **171** | 133 |
| Deferred income tax liabilities | **589** | 49 |
| Other liabilities | **2,845** | 2,203 |
| Total liabilities | **320,614** | 286,184 |
| **Total equity and liabilities** | **358,718** | 319,706 |

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

*For the year ended December 31, 2005*

| (in RMB million) | Note | Equity attributable to equity holders of the parent | | | | | | | | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Reserves | | | | | | | | |
| | | Share capital | Capital reserve | Revenue reserve fund | Common welfare fund | General reserve | Net unrealized gains/ (losses) | Foreign currency translation differences | Retained profits | | |
| (Unaudited) | | | | | | | | | | | |
| As at January 1, 2005 | | 6,195 | 14,835 | 4,409 | 616 | 395 | (738) | – | 2,485 | 430 | 28,627 |
| Net profit for the six months ended June 30, 2005 | | – | – | – | – | – | – | – | 2,235 | 15 | 2,250 |
| Net gains on available-for-sale investments | | – | – | – | – | – | 755 | – | – | 7 | 762 |
| Net gains on available-for-sale investments removed from equity and reported in net profit | | – | – | – | – | – | (109) | – | – | (1) | (110) |
| Increase in capital of a subsidiary | | – | – | – | – | – | – | – | – | 22 | 22 |
| Deferred tax recognized, net | | – | – | – | – | – | (97) | – | – | (1) | (98) |
| Dividends declared | 8(3) | – | – | – | – | – | – | – | (867) | – | (867) |
| As at June 30, 2005 | | 6,195 | 14,835 | 4,409 | 616 | 395 | (189) | – | 3,853 | 472 | 30,586 |
| Net profit for the six months ended December 31, 2005 | | – | – | – | – | – | – | – | 1,991 | 24 | 2,015 |
| Net gains on available-for-sale investments | | – | – | – | – | – | 963 | – | – | 11 | 974 |
| Net losses on available-for-sale investments removed from equity and reported in net profit | | – | – | – | – | – | 100 | – | – | 1 | 101 |
| Increase in capital of a subsidiary | | – | – | – | – | – | – | – | – | 24 | 24 |
| Increase in general reserve | | – | – | – | – | 35 | – | – | (35) | – | – |
| Deferred tax recognized, net | | – | – | – | – | – | (159) | – | – | (2) | (161) |
| Currency translation adjustments | | – | – | – | – | – | – | (13) | – | (4) | (17) |
| Appropriations to statutory reserves | | – | – | 334 | 167 | – | – | – | (501) | – | – |
| As at December 31, 2005 | | 6,195 | 14,835 | 4,743 | 783 | 430 | 715 | (13) | 5,308 | 526 | 33,522 |

| (in RMB million) | Note | Equity attributable to equity holders of the parent | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Reserves | | | | | | | | | |
| | | Share capital | Capital reserve | Revenue reserve fund | Common welfare fund | General reserve | Net unrealized gains/ (losses) | Foreign currency translation differences | Retained profits | Minority interests | Total |
| (Unaudited) | | | | | | | | | | | |
| As at January 1, 2006 | | 6,195 | 14,835 | 4,743 | 783 | 430 | 715 | (13) | 5,308 | 526 | 33,522 |
| Net profit for the six months ended June 30, 2006 | | - | - | - | - | - | - | - | 4,099 | 63 | 4,162 |
| Net gains on available-for-sale investments | | - | - | - | - | - | 3,202 | - | - | 30 | 3,232 |
| Net gains on available-for-sale investments removed from equity and reported in net profit | | - | - | - | - | - | (1,204) | - | - | (12) | (1,216) |
| Deferred tax recognized, net | | - | - | - | - | - | (300) | - | - | (3) | (303) |
| Dividends declared | *8(1)* | - | - | - | - | - | - | - | (1,239) | - | (1,239) |
| Transfer to revenue reserve fund | | - | - | 783 | (783) | - | - | - | - | - | - |
| Currency translation adjustments | | - | - | - | - | - | - | (3) | - | (1) | (4) |
| Dividends declared by subsidiaries | | - | - | - | - | - | - | - | - | (50) | (50) |
| As at June 30, 2006 | | 6,195 | 14,835 | 5,526 | - | 430 | 2,413 | (16) | 8,168 | 553 | 38,104 |

## SUPPLEMENTARY INFORMATION

### 1. Corporate information

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its subsidiaries (the "Group") are mainly engaged in the provision of life insurance, property and casualty insurance and other financial services.

The principal structure of the Group changed during the six months ended June 30, 2006 (the "Period") as follows:

(1) On May 16, 2006, China Ping An Asset Management (Hong Kong) Company Limited was incorporated in Hong Kong.

(2) On June 23, 2006, Ping An Bank Limited obtained an approval from the China Banking Regulatory Commission to provide Renminbi services to corporate customers.

## 2. Changes in significant accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised International Financial Reporting Standards ("IFRSs") which management considers to be most relevant to its current operations:

### *(1) International Accounting Standard ("IAS") 39 Financial Instruments: Recognition and Measurement*

*Fair Value Option*

Effective January 1, 2006, the Group has adopted IAS 39 amendment on fair value option. As a result, the Group has an option to designate a financial asset or financial liability at fair value through profit or loss when one of the following conditions is met:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about such group is provided internally on that basis to an entity's key management personnel.

During the Period, the Group did not opt to designate significant financial asset or liability at fair value through profit or loss.

### *(2) IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts*

*Financial Guarantee Contracts*

Effective January 1, 2006, the Group has adopted IAS 39 and IFRS 4 amendments on financial guarantee contracts. Under the amended IAS 39, financial guarantee contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 "Revenue".

Other than any financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers that the adoption of other new or revised IFRSs and related pronouncements effective in 2006 does not have significant impact on the Group's financial statements for 2006. Currently, the Group is assessing the impact of adopting new or revised IFRSs effective since 2007.

## 3. Segment reporting

The Group's business segment information is currently divided into four business segments - life insurance business, property and casualty insurance business, corporate business and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

The Group's revenue and net profit for the Period were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

The segment analysis for the Period is as follows:

| (in RMB million) | Life insurance (Unaudited) | Property and casualty insurance (Unaudited) | Corporate (Unaudited) | Others (Unaudited) | Elimination (Unaudited) | Total (Unaudited) |
|---|---|---|---|---|---|---|
| Gross written premiums and policy fees | 29,097 | 8,389 | - | - | - | 37,486 |
| Less: Premiums ceded to reinsurers | (358) | (2,108) | - | - | - | (2,466) |
| Increase in unearned premium reserves, net | (473) | (1,791) | - | - | - | (2,264) |
| Net earned premiums | 28,266 | 4,490 | - | - | - | 32,756 |
| Reinsurance commission income | 167 | 755 | - | - | - | 922 |
| Net investment income | 5,211 | 220 | 254 | 98 | - | 5,783 |
| Realized gains | 1,876 | 68 | 26 | 120 | - | 2,090 |
| Unrealized gains | 1,657 | 24 | 69 | 31 | - | 1,781 |
| Foreign currency losses, net | (114) | (8) | (5) | (3) | - | (130) |
| Other income | 229 | 28 | 30 | 329 | (79) | 537 |
| Total revenue | 37,292 | 5,577 | 374 | 575 | (79) | 43,739 |
| Change in deferred policy acquisition costs | 2,408 | 203 | - | - | - | 2,611 |
| Claims and policyholder benefits | (8,520) | (3,208) | - | - | - | (11,728) |
| Increase in policyholder reserves | (21,891) | - | - | - | - | (21,891) |
| Change in fair value of derivative financial liabilities | 34 | - | - | 52 | - | 86 |
| Commission expenses | (3,272) | (675) | - | - | 14 | (3,933) |
| General and administrative expenses | (2,222) | (1,266) | (268) | (334) | 65 | (4,025) |
| Provision for insurance guarantee fund | (74) | (67) | - | - | - | (141) |
| Total expenses | (33,537) | (5,013) | (268) | (282) | 79 | (39,021) |
| Operating profit | 3,755 | 564 | 106 | 293 | - | 4,718 |
| Income taxes | (232) | (247) | (38) | (39) | - | (556) |
| Net profit | 3,523 | 317 | 68 | 254 | - | 4,162 |

## 4. Gross written premiums and policy fees

| (1) For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC accounting standards | **46,191** | 36,453 |
| Less: Business tax and surcharges | **(620)** | (416) |
| Gross written premiums, policy fees and premium deposits (net of business tax and surcharges) | **45,571** | 36,037 |
| Less: Premium deposits allocated to policyholder accounts | **(2,048)** | (1,923) |
| Premium deposits allocated to policyholder contract deposits | **(6,037)** | (3,565) |
| Gross written premiums and policy fees | **37,486** | 30,549 |

(2)

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Long term life business gross written premiums and policy fees | **26,338** | 21,876 |
| Short term life business gross written premiums | **2,759** | 2,383 |
| Property and casualty business gross written premiums | **8,389** | 6,290 |
| Gross written premiums and policy fees | **37,486** | 30,549 |

5. **Investment income**

(1) ***Net investment income***

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Interest income from fixed maturity investments | | |
| Bonds | **3,151** | 2,506 |
| Term deposits | **1,570** | 1,810 |
| Other loans and receivables | **66** | 22 |
| Dividend income from equity investments | | |
| Equity investment funds | **763** | 99 |
| Equity securities | **205** | 33 |
| Operating lease income from investment properties | **58** | 49 |
| Interest expenses on securities sold under agreements to repurchase | **(30)** | (38) |
| Total | **5,783** | 4,481 |
| Yield of net investment income (% per annum) | **4.2** | 4.1 |

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

(2) ***Realized gains/(losses)***

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Fixed maturity investments | **163** | 207 |
| Equity investments | **1,788** | (397) |
| Derivative financial instruments | **139** | – |
| Total | **2,090** | (190) |

(3) ***Unrealized gains***

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Fixed maturity investments | **31** | 35 |
| Equity investments | **1,680** | 185 |
| Derivative financial assets | **70** | (11) |
| Total | **1,781** | 209 |

*(4) Total investment income*

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Net investment income | **5,783** | 4,481 |
| Realized gains/(losses) | **2,090** | (190) |
| Unrealized gains | **1,781** | 209 |
| Total | **9,654** | 4,500 |
| Estimated yield of total investment income (% per annum) | **5.8** | 4.1 |

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

## 6. Operating profit

Operating profit is arrived at after charging the following items:

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Employee costs | **2,053** | 1,515 |
| Depreciation of investment properties | **32** | 26 |
| Depreciation of property, plant and equipment | **196** | 162 |
| Amortization of land use rights | **9** | 12 |
| Loss on disposal of property, plant and equipment and investment properties | **6** | – |
| Impairment losses for investment properties, property, plant and equipment, construction-in-progress and land use rights | **34** | 39 |
| Provision for doubtful debts, net | **11** | 154 |
| Operating lease payments in respect of land and buildings | **254** | 250 |

## 7. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the Period are as follows:

| **Tax** | **Subsidiaries and branches** | **Tax rate** |
|---|---|---|
| Enterprise income tax in the PRC | – Located in the Special Economic Zones | 15% |
| | – Located outside the Special Economic Zones | 33% |
| Hong Kong profits tax | – Subsidiaries in the Hong Kong Special Administrative Region | 17.5% |

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Current income tax | **319** | 374 |
| Deferred income tax | **237** | 49 |
| Income taxes | **556** | 423 |

## 8. Dividends

### *(1) Special interim dividend approved and paid*

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Special interim dividend of RMB0.20 per ordinary share (Six months ended June 30, 2005: Nil) | **1,239** | – |

On March 29, 2006, the board of directors proposed a 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which was paid by the Company out of dividends amounting to RMB4,364 million received by the Company from one of its subsidiaries in early May 2006. This proposal was approved by the Company's shareholders on May 25, 2006.

### *(2) Interim dividend declared*

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Interim dividend of RMB0.12 per ordinary share (Six months ended June 30, 2005: Nil) | **743** | – |

On August 15, 2006, the board of directors declared an interim dividend distribution of RMB0.12 per share totaling RMB743 million to be paid.

### *(3) Final dividend approved and paid for the previous financial year*

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Final dividend: Nil (Six months ended June 30, 2005: RMB0.14 per ordinary share) | **–** | 867 |

## 9. Earnings per share

The basic earnings per share for the Period is computed by dividing the net profit attributable to equity holders of the parent for the Period by the weighted average number of 6,195,053,334 shares in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

## 10. Embedded value

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

**Components of economic value**

| (in RMB million) | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Adjusted net asset value | **37,378** | 33,072 |
| Value of in-force insurance business written prior to June 1999 | **(20,938)** | (18,089) |
| Value of in-force insurance business written since June 1999 | **43,644** | 38,537 |
| Cost of holding the required solvency margin | **(5,599)** | (5,157) |
| **Embedded Value** | **54,485** | 48,363 |
| Value of one year's new business | **5,443** | 5,148 |
| Cost of holding the required solvency margin | **(569)** | (609) |
| **Value of one year's new business after cost of solvency** | **4,874** | 4,539 |

## 11. Contingent liabilities

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account any legal advice.

No provision has been made for pending lawsuits, possible violations of contracts, etc., when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

## 12. Event after the balance sheet date

On July 28, 2006, the Company entered into a share purchase agreement with certain shareholders of Shenzhen Commercial Bank Company Limited ("SZCB") to acquire their 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB for a consideration of RMB1,008,186,384. Further, as part of the reorganization of SZCB and pursuant to the said share purchase agreement, the Company also entered into a subscription agreement with SZCB on July 28, 2006 to subscribe for a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB. Upon completion, SZCB will become an approximately 89.24% owned subsidiary of the Company.

## REVIEW OF INTERIM RESULTS

Ernst & Young, the international auditors of the Company, and the audit committee of the Company have reviewed the Company's interim financial statements for the six months ended 30 June, 2006.

## EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi.

| **As at June 30, 2006 (in RMB million)** | **Foreign currency risk** |
|---|---|
| Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi | 685 |

## OTHER INFORMATION

### Purchase, sale, or redemption of listed shares

Neither the Company, nor any of its subsidiaries, purchased, sold or redeemed any of the Company's listed shares from January 1, 2006 to June 30, 2006.

### Audit committee

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices (the "**Code on Corporate Governance Practices**") contained in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee, comprising four Independent Non-executive Directors, namely Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, namely Mr. Anthony Philip HOPE, has reviewed with the management the accounting principles and practices adopted by the Group and discussed the internal controls and financial reporting matters including a review of the condensed interim accounts of the Company.

### Compliance with the Code of Corporate Governance Practices of the Listing Rules

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2006 to June 30, 2006 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company.

Although Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual, the Board is of the opinion that although the Chairman of the Board has a casting vote in the event of an equality of votes at Board meetings, Board decisions are nevertheless collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. Further, there is a clear division of the responsibilities between the management of the Board, which is a collective decision reached by way of majority voting, and the day-to-day management of the Company's business, which relies on the support of the Company's senior management. As such, the management power of the Company is not concentrated in any one individual.

Therefore, the Board is of the opinion that the Company's management structure is able to provide the Company with efficient management and at the same time, protects shareholders' rights. The Company therefore does not currently intend to separate the roles of the Chairman and the Chief Executive Officer.

Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company were set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 42 to 43 of the Company's 2005 annual report issued on March 29, 2006.

**Interim dividend and closure of register**

The Board declared that an interim dividend of RMB0.12 (equivalent to HK$0.1170) per share for the six months ended June 30, 2006 (2005: nil) be paid to Shareholders whose names are on the Company's registers of members on September 4, 2006.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on Domestic Shares will be paid in Renminbi and dividends on H Shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle exchange rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends (RMB1.02576 equivalent to HK$1.00).

In order to determine the list of Shareholders who are entitled to receive the interim dividend, the Company's registers of members will be closed from August 30, 2006 to September 4, 2006, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for the interim dividend, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on August 29, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to the Receiving Agent the interim dividend declared for payment to holders of H Shares. The interim dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before September 8, 2006 to holders of H Shares whose names appear on the registers of members of the Company on September 4, 2006 by ordinary post at their own risk.

**Disclosure of information of the Stock Exchange's website**

The interim results announcement and the interim report of the Company containing all information required by paragraphs 46(1) to 46(9) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

By order of the Board of Directors
**Ma Mingzhe**
*Chairman and Chief Executive Officer*

Shenzhen, PRC, August 15, 2006

*As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

"Please also refer to the published version of this announcement in the South China Morning Post"

PING AN<02318> - Results Announcement

Ping An Insurance (Group) Company of China, Limited announced on 15/08/2006:
(stock code: 02318 )
Year end date: 31/12/2006
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Both Audit Committee and Auditors

| | Note | (Unaudited ) Current Period from 01/01/2006 to 30/06/2006 ('Million ) | (Unaudited ) Last Corresponding Period from 01/01/2005 to 30/06/2005 ('Million ) |
|---|---|---|---|
| Turnover | 2 | : 43,739 | 32,603 |
| Profit/(Loss) from Operations | | : 4,718 | 2,673 |
| Finance cost | | : N/A | N/A |
| Share of Profit/(Loss) of Associates | | : N/A | N/A |
| Share of Profit/(Loss) of Jointly Controlled Entities | | : N/A | N/A |
| Profit/(Loss) after Tax & MI | 3&4 | : 4,099 | 2,235 |
| % Change over Last Period | | : +83.4 % | |
| EPS/(LPS)-Basic (in dollars) | 6 | : 0.66 | 0.36 |
| -Diluted (in dollars) | 6 | : N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | | : N/A | N/A |
| Profit/(Loss) after ETD Items | | : 4,099 | 2,235 |
| Interim Dividend per Share | 5 | : RMB0.12 | Nil |
| (Specify if with other options) | | : N/A | N/A |
| B/C Dates for Interim Dividend | | : 30/08/2006 | to 04/09/2006 bdi. |
| Payable Date | | : 08/09/2006 | |
| B/C Dates for (-) General Meeting | | : N/A | |
| Other Distribution for Current Period | | : N/A | |
| B/C Dates for Other Distribution | | : N/A | |

Remarks:

1. Changes in significant accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised International Financial Reporting Standards ("IFRSs") which management considers to be most relevant to its current operations:

(1) International Accounting Standard ("IAS") 39 Financial Instruments: Recognition and Measurement

Fair Value Option

Effective January 1, 2006, the Group has adopted IAS 39 amendment on fair value option. As a result, the Group has an option to designate a financial asset or financial liability at fair value through profit or loss when one of the following conditions is met:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about such group is provided internally on that basis to an entity's key management personnel.

During the six months ended June 30, 2006 (the "Period"), the Group did not opt to designate significant financial asset or liability at fair value through profit or loss.

(2) IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts

Financial Guarantee Contracts

Effective January 1, 2006, the Group has adopted IAS 39 and IFRS 4 amendments on financial guarantee contracts. Under the amended IAS 39, financial guarantee contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 "Revenue".

Other than any financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers that the adoption of other new or revised IFRSs and related pronouncements effective in 2006 does not have significant impact on the Group's financial statements for 2006. Currently, the Group is assessing the impact of adopting new or revised IFRSs effective since 2007.

2. Turnover

| For the six months ended June 30, (in RMB million) | Notes | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|---|
| Gross written premiums and policy fees | 2(a) | 37,486 | 30,549 |
| Less: Premiums ceded to reinsurers | | (2,466) | (2,311) |
| Net written premiums and policy fees | | 35,020 | 28,238 |
| Increase in unearned premium reserves, net | | (2,264) | (1,292) |
| Net earned premiums | | 32,756 | 26,946 |
| Reinsurance commission income | | 922 | 772 |

| | | | |
|---|---|---|---|
| Net investment income | 2(b) | 5,783 | 4,481 |
| Realized gains/(losses) | 2(c) | 2,090 | (190) |
| Unrealized gains | 2(d) | 1,781 | 209 |
| Foreign currency losses, net | | (130) | - |
| Other income | | 537 | 385 |
| Total revenue | | 43,739 | 32,603 |

2(a) Gross written premiums and policy fees

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Life | | |
| Individual life | 24,686 | 19,621 |
| Bancassurance | 479 | 721 |
| Group insurance | 3,932 | 3,917 |
| Total | 29,097 | 24,259 |
| Property and casualty | | |
| Automobile insurance | 5,482 | 3,720 |
| Non-automobile insurance | 2,490 | 2,321 |
| Accident and health insurance | 417 | 249 |
| Total | 8,389 | 6,290 |
| Gross written premiums and policy fees | 37,486 | 30,549 |

2(b) Net investment income

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Interest income from fixed maturity investments | | |
| Bonds | 3,151 | 2,506 |
| Term deposits | 1,570 | 1,810 |
| Other loans and receivables | 66 | 22 |
| Dividend income from equity investments | | |
| Equity investment funds | 763 | 99 |
| Equity securities | 205 | 33 |
| Operating lease income from investment properties | 58 | 49 |
| Interest expenses on securities sold under agreements to repurchase | (30) | (38) |
| Total | 5,783 | 4,481 |
| Yield of net investment income (% per annum) | 4.2 | 4.1 |

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

2(c) Realized gains/(losses)

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Fixed maturity investments | 163 | 207 |

| | | |
|---|---|---|
| Equity investments | 1,788 | (397) |
| Derivative financial instruments | 139 | - |
| Total | 2,090 | (190) |

2(d) Unrealized gains

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Fixed maturity investments | 31 | 35 |
| Equity investments | 1,680 | 185 |
| Derivative financial assets | 70 | (11) |
| Total | 1,781 | 209 |

2(e) Total investment income

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Net investment income | 5,783 | 4,481 |
| Realized gains/(losses) | 2,090 | (190) |
| Unrealized gains | 1,781 | 209 |
| Total | 9,654 | 4,500 |
| Estimated yield of total investment income (% per annum) | 5.8 | 4.1 |

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

3. Operating profit

Operating profit is arrived at after charging the following items:

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Employee costs | 2,053 | 1,515 |
| Depreciation of investment properties | 32 | 26 |
| Depreciation of property, plant and equipment | 196 | 162 |
| Amortization of land use rights | 9 | 12 |
| Loss on disposal of property, plant and equipment and investment properties | 6 | - |
| Impairment losses for investment properties, property, plant and equipment, construction-in-progress and land use rights | 34 | 39 |
| Provision for doubtful debts, net | 11 | 154 |
| Operating lease payments in respect of land and buildings | 254 | 250 |

4. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial

reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the Period are as follows:

| Tax | Subsidiaries and branches | Tax rate |
|---|---|---|
| Enterprise income tax in the PRC | - Located in the Special Economic Zones | 15% |
| | - Located outside the Special Economic Zones | 33% |
| Hong Kong profits tax | - Subsidiaries in the Hong Kong Special Administrative Region | 17.5% |

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Current income tax | 319 | 374 |
| Deferred income tax | 237 | 49 |
| Income taxes | 556 | 423 |

5. Dividends

(1) Special interim dividend approved and paid

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Special interim dividend of RMB0.20 per ordinary share (Six months ended June 30, 2005: Nil) | 1,239 | - |

On March 29, 2006, the board of directors proposed a 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which was paid by the Company out of dividends amounting to RMB4,364 million received by the Company from one of its subsidiaries in early May 2006. This proposal was approved by the Company's shareholders on May 25, 2006.

(2) Interim dividend declared

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Interim dividend of RMB0.12 per ordinary share (Six months ended June 30, 2005: Nil) | 743 | - |

On August 15, 2006, the board of directors declared an interim dividend distribution of RMB0.12 per share totaling RMB743 million to be paid.

(3) Final dividend approved and paid for the previous financial year

| For the six months ended June 30, (in RMB million) | 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|

| | | |
|---|---|---|
| Final dividend: Nil<br>(Six months ended June 30, 2005:<br>RMB0.14 per ordinary share) | - | 867 |
| | ===== | ===== |

6. Earnings per share

The basic earnings per share for the Period is computed by dividing the net profit attributable to equity holders of the parent for the Period by the weighted average number of 6,195,053,334 shares in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.



# 中国平安保险(集团)股份有限公司

**PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.**

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**



## Form of proxy for the Extraordinary General Meeting to be held on Friday, September 29, 2006

I/We [Note 1] ______________________________

of ______________________________

being the registered holder(s) of [Note 2] ____________ domestic shares/H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** [Note 3] or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company to be held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below [Note 4].

| | ORDINARY RESOLUTIONS | For [Note 4] | Against [Note 4] |
|---|---|---|---|
| 1. | To consider and approve the Share Purchase Agreement and the transactions contemplated thereunder. | | |
| 2. | To consider and approve the Share Subscription Agreement and the transactions contemplated thereunder. | | |

Date: ____________________ Signature(s) [Note 5]: ____________________

*Notes:*

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.


中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## Reply Slip for Extraordinary General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____________________________________________

of ____________________________________________

being the registered holder(s) of *(Note 2)* ____________________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the extraordinary general meeting of the Company to be held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ Signature(s): ____________________

*Notes:*

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).
3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Friday, September 8, 2006 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).



# 中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that a extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") will be held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

### ORDINARY RESOLUTIONS

1. "**THAT**

(a) Subject to the Share Subscription Agreement (as defined in the ordinary resolution numbered 2 below) becoming unconditional in all respects, the share purchase agreement dated July 28, 2006 (the "**Share Purchase Agreement**") between (i) the Company as purchaser and (ii) Shenzhen Investment Holdings Co., Ltd., Shenzhen Financial Bureau, Shum Yip Holding Company Limited and others as vendors (together the "**Vendors**") in relation to the conditional sale and purchase of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of Shenzhen Commercial Bank as at the date of the Share Purchase Agreement, and the transactions contemplated by the Share Purchase Agreement be and the same are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Share Purchase Agreement and the transactions contemplated thereunder."

2. "**THAT**

(a) Conditional on the passing of the ordinary resolution numbered 1 above and subject to the Share Purchase Agreement (as defined in the ordinary resolution numbered 1 above) becoming unconditional in all respects, the share subscription agreement dated July 28, 2006 (the "**Share Subscription Agreement**") between (i) the Company as subscriber and (ii) Shenzhen Commercial Bank Company Limited as issuer in relation to the subscription by the Company of a further 3,902 million new shares in Shenzhen Commercial Bank Company Limited, representing approximately 70.92% of the enlarged issued share capital of Shenzhen Commercial Bank Company Limited as at the date of the Share Subscription Agreement, and the transactions contemplated by the Share Subscription Agreement be and the same are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Share Subscription Agreement and the transactions contemplated thereunder."

By order of the Board of Directors
**Ma Mingzhe**
*Chairman and Chief Executive Officer*

Shenzhen, PRC
August 15, 2006

*As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

*Notes:*

1. In order to determine the list of shareholders who are entitled to attend the EGM, the registers of members will be closed from Wednesday, August 30, 2006 to Friday, September 29, 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Friday, September 29, 2006 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Tuesday, August 29, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

2. A Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder.

3. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorised in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document must be notarized.

4. In order to be valid, the form of proxy together with the power of attorney or other authorisation document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

5. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, September 8, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

6. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce their identity documents.

"Please also refer to the published version of this announcement in the South China Morning Post"



# 中国平安保险(集团)股份有限公司

# PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**



## ANNOUNCEMENT

## DISCLOSEABLE AND CONNECTED TRANSACTIONS ACQUISITION AND SUBSCRIPTION OF SHARES IN SHENZHEN COMMERCIAL BANK COMPANY LIMITED

**Financial Adviser to the Company**

**GOLDMAN SACHS (ASIA) L.L.C.**

**Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders**

**BNP PARIBAS PEREGRINE**

On July 28, 2006, the Company entered into the Share Purchase Agreement with the Vendors in relation to the acquisition by the Company of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement for a consideration of RMB1,008,186,384. Further, as part of the reorganization of SZCB and pursuant to the Share Purchase Agreement, the Company also entered into the Subscription Agreement with SZCB on July 28, 2006 in relation to the subscription of a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB respectively. Following completion of the Agreements, SZCB will become an approximately 89.24% owned subsidiary of the Company.

The Transactions constitute discloseable transactions of the Company as the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) are more than 5% but less than 25%. Further, as Shenzhen Investment Holdings Co., Ltd. of the Vendors and SZCB are both connected persons of the Company, the Transactions constitute connected transactions of the Company under the Listing Rules, which are subject to reporting, announcement and independent Shareholders' approval requirements set out in Rules 14A.45, 14A.47 and 14A.48 of the Listing Rules.

The IBC comprising Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony, all being the independent non-executive directors of the Company, has been established to advise the independent Shareholders as to the fairness and reasonableness of the Transactions. BNP Paribas Peregrine has been appointed as the independent financial adviser to advise the IBC and the independent Shareholders in this regard.

A circular containing, among other matters, details of the Transactions, the letter from BNP Paribas Peregrine to the IBC and the independent Shareholders, the recommendation of the IBC to the independent Shareholders on the Transactions together with the notice of the EGM will be despatched to the Shareholders within 21 days after the publication of this announcement.

**Shareholders and potential investors in the Company should note that the Agreements are subject to conditions to be fulfilled and are recommended to exercise caution in dealing in the Company's shares.**

## SHARE PURCHASE AGREEMENT

**Date:** July 28, 2006

**Parties:** (1) Purchaser: the Company

(2) Vendors: Shenzhen Investment Holdings Co., Ltd. as to 535,000,000 shares (approximately 33.44%);

Shenzhen Financial Bureau, as to 292,034,574 shares (approximately 18.25%);

Shum Yip Holding Company Limited as to 65,966,200 shares (approximately 4.12%); and

eight Independent Third Parties as to an aggregate 115,185,610 (approximately 7.19%).

**Asset to be acquired:**

1,008,186,384 shares of par value RMB1 each, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement.

The Company has undertaken to retain actual control over these acquired shares for a period of five years and not to transfer these shares save for intra-group reorganisation.

The parties have also agreed that as part of the reorganization of SZCB, the Company shall inject into SZCB the sum of RMB3,902 million by way of subscription of new shares. Further details of the Share Subscription Agreement is set out below.

**Consideration:**

The consideration for the Acquisition is RMB1,008,186,384, at the price of RMB1 per share, to be paid at completion of the Share Purchase Agreement.

**Conditions:**

The Acquisition is conditional upon, among other things, (i) the independent Shareholders passing at the EGM of a resolution approving the Share Purchase Agreement and the transactions contemplated thereunder, the voting of which is to be taken by way of a poll; (ii) approval of the Acquisition by the CBRC; and (iii) the Vendors obtaining the necessary approvals from shareholders and governing authorities, including the Shenzhen Municipal State-owned Assets Supervision and Administration Commission.

**Completion:**

Completion of the Share Purchase Agreement is expected to take place in around December 31, 2006 after the fulfillment of the conditions mentioned above.

## SHARE SUBSCRIPTION AGREEMENT

**Date:** July 28, 2006

**Parties:** (1) Subscriber: the Company

(2) Issuer: SZCB

**Asset to be acquired:**

3,902 million shares of par value RMB1 each, representing approximately 70.92% of the enlarged issued share capital of SZCB.

**Consideration:**

The consideration for the Subscription is RMB3,902 million, at the subscription price of RMB1 per share, to be paid within 10 working days of the completion of the Share Subscription Agreement.

**Conditions:**

The Subscription is conditional upon (i) the completion of the Acquisition; (ii) approval of the Subscription by the shareholders of both the Company (the voting of which is to be taken by way of a poll) and SZCB in general meeting; and (iii) approval of the Subscription by the CBRC.

**Completion:**

Completion of the Share Subscription Agreement is expected to take place in around December 31, 2006 after the fulfillment of the conditions mentioned above.

The following is an illustrative table of the shareholdings in SZCB as at the date of the Share Purchase Agreement, and immediately following completion of the Share Purchase Agreement and completion of the Share Subscription Agreement respectively:

| | As at the date of the Share Purchase Agreement | Immediately following completion of the Share Purchase Agreement | Immediately following completion of the Share Subscription Agreement |
|---|---|---|---|
| The Company | – | 1,008,186,384 (63.01%) | 4,910,186,384 (89.24%) |
| Shenzhen Investment Holdings Co., Ltd. | 535,000,000 (33.44%) | – | – |
| Shenzhen Finance Bureau | 292,034,574 (18.25%) | – | – |
| Shum Yip Holding Company Limited | 65,966,200 (4.12%) | – | – |
| Eight Independent Third Party vendors | 115,185,610 (7.20%) | – | – |
| Other Independent Third Party shareholders | 591,813,616 (36.99%) | 591,813,616 (36.99%) | 591,813,616 (10.76%) |
| Total | 1,600,000,000 (100%) | 1,600,000,000 (100%) | 5,502,000,000 (100%) |

The consideration for the Acquisition and the Subscription Monies will be satisfied by the Group's internal funds including cash on hand, which use of funds has been approved by the CIRC. Following the close of the Agreements, SZCB will become an approximately 89.24% owned subsidiary of the Company.

### Basis for determination of the consideration for the Transactions

The consideration for the Acquisition and the Subscription was arrived at after arm's length negotiations between the parties with reference to:

(a) strategic benefit that SZCB provides to the Group in establishing its banking business;

(b) synergies to be generated from the Acquisition and the Subscription, both in terms of revenue and cost synergies;

(c) financial and business conditions and outlook of SZCB, including SZCB's status as a leading city commercial bank in the PRC;

(d) amount of additional provision for asset impairment under IFRS and additional capitalization required to improve SZCB's capital adequacy ratio to 8%;

(e) extent of premium required in acquiring a controlling interest;

(f) terms of prior strategic investments by other parties in Chinese banks;

(g) asset purchase agreement dated July 28, 2006 and entered into by the Shenzhen Municipal Government to purchase from SZCB RMB1,008 million worth of non-performing asset pursuant to an asset purchase agreement, which consideration is payable at completion of such asset purchase agreement; and

(h) based on the foregoing factors, the price-to-book multiple of 1.75x, which is derived from the aggregate consideration of RMB4,910,186,384 for the approximately 89.24% shareholding in SZCB, on one hand, and SZCB's net asset value as at December 31, 2005 of RMB3,139 million, which was prepared in accordance with PRC GAAP, adjusted in accordance with IFRS and having given effect to the Subscription and the purchase of non-performing assets by the Shenzhen Municipal Government pursuant to the asset purchase agreement, on the other hand. Please see the paragraph below headed "Information relating to the parties to the Transactions" for further financial information on SZCB.

## REASONS AND BENEFITS FOR THE TRANSACTIONS

SZCB is a commercial bank established as a joint stock company and approved by the PBOC. As at the end of 2004, SZCB ranks 17th amongst banks in the PRC and 3rd amongst city banks in terms of assets value. SZCB provides wide-ranging services in both commercial and personal banking, including deposit services, clearing services, foreign exchange services, financing services, corporate and personal internet banking. SZCB has an extensive operation network in Shenzhen, including 46 branches and about 150 automatic teller machines as at the date of this announcement.

The acquisition of SZCB is in line with the Company's strategy as set out in the Company's 2005 annual report of growing our existing banking business in order to fully leverage the Group's advantages. These advantages include – enhancement of the Group's national brand and infrastructure; ability to cross-sell banking and insurance products to the Group's customers; further develop product bundling opportunities (especially in the area of wealth management); and to better utilize the Group's technology infrastructure and our staff's sales and marketing expertise.

By fully utilising these advantages in the banking sector, the Company will be able to diversify group earnings into an area of high growth and returns.

In addition, given that SZCB is also located in Shenzhen, being where the Group's headquarters is situated, there is greater synergy to be gained from leveraging on these advantages.

Further, since SZCB possesses the necessary credit card licence granted by the CBRC but has however not yet launched a credit card product, the acquisition of SZCB provides the Group with the ideal opportunity to reap the rewards of the preparatory work done by it to enter the credit card business over the last two years.

## LISTING RULES IMPLICATIONS

The Transactions constitute discloseable transactions of the Company as the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) are more than 5% but less than 25%.

Shenzhen Investment Holdings Co., Ltd. is a promoter of Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company and thus a connected person of the Company under Rule 1.01.

Shenzhen Finance Bureau is also a promoter of the Company. However, being a PRC Governmental Body (as defined in Rule 19A.04 of the Listing Rules), it is not regarded as a connected person of the Company under Rule 19A.19.

Therefore, the Share Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements set out in Rules 14A.45, 14A.47 and 14A.48 of the Listing Rules.

Further, as Shenzhen Investment Holdings Co., Ltd. holds over 30% of the issued shares in SZCB, SZCB is an associate of Shenzhen Investment Holdings Co., Ltd. and thus, SZCB is also a connected person of the Company.

Therefore, the Share Subscription Agreement also constitutes a connected transaction of the Company under the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements set out in Rules 14A.45, 14A.47 and 14A.48 of the Listing Rules.

In accordance with the Listing Rules, Shenzhen Investment Holdings Co., Ltd., Shenzhen City Construction Group Co., Ltd. (深圳市建設(集團)有限公司), which is a wholly-owned subsidiary of Shenzhen Investment Holdings Co., Ltd., and Shenzhen Shum Yip Investment Development Co., Ltd., which is a controlled corporation of Shum Yip Holding Company Limited, will abstain from voting for the resolutions at the EGM. To the best knowledge, information and belief of the Directors, (i) Shenzhen Finance Bureau and its associates do not hold any share in the Company; (ii) other than Shenzhen Investment Holdings Co., Ltd., Shenzhen Shum Yip Investment Development Co., Ltd. and Shenzhen City Construction Group Co., Ltd. which held 543,181,445 Shares (approximately 8.77%), 301,585,684 Shares (approximately 4.87%) and 12,039,730 Shares (approximately 0.19%) of the issued share capital of the Company respectively as at the date of this announcement, no other Shareholder has a material interest in the Transactions and is required to abstain from voting at the EGM.

The IBC comprising Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony, all being the independent non-executive directors of the Company, has been established to advise the independent Shareholders as to the fairness and reasonableness of the Transactions. BNP Paribas Peregrine has been appointed as the independent financial adviser to advise the IBC and the independent Shareholders in this regard.

## INFORMATION RELATING TO THE PARTIES TO THE TRANSACTIONS

The Group is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers. In particular, a subsidiary of the Company, Ping An Bank Limited, has been carrying on the banking business in the past.

Shenzhen Investment Holdings Co., Ltd. is a limited liability company established in the PRC engaged in investment activities. It acquired 535,000,000 shares in SZCB, representing approximately 33.44% of the equity interests in SZCB for a consideration of approximately RMB535,000,000.

Shum Yip Holding Company Limited is a limited liability company established in the PRC engaged in investment holding activities. As at the date of the Share Purchase Agreement, it held 65,966,200 shares in SZCB, representing approximately 4.12% of the equity interests in SZCB.

Shenzhen Finance Bureau is the finance administrative arm of the Shenzhen municipality. As at the date of the Share Purchase Agreement, it held 292,034,574 shares in SZCB, representing approximately 18.25% of the equity interests in SZCB.

SZCB is a commercial bank approved by the PBOC and engaged in the provision of a broad range of financial products and services to corporate and retail customers. The remaining approximately 37% of the approximately 1,600 million shares in SZCB (before enlargement of its issued share capital contemplated by the Subscription) are held by Independent Third Parties.

According to the audited accounts of SZCB prepared in accordance with PRC GAAP, as at December 31, 2004 and December 31, 2005 respectively, the audited net asset values of SZCB were approximately RMB2,138 million and RMB2,403 million. For the years ended December 31, 2004 and December 31, 2005 respectively, SZCB reported audited net profits of RMB217 million and RMB347 million before taxation and extraordinary items and net profits of RMB155 million and RMB269 million after taxation and extraordinary items respectively. As at December 31, 2005, SZCB had total assets of RMB69,937 million, total loans (before impairment provisions) of RMB43,724 million; and total deposits of RMB62,130 million. The estimated non-performing loans of SZCB as at December 31, 2005 was RMB4,636 million and therefore, based on the consideration of RMB1,008 million to be received from the Shenzhen Municipal Government, the percentage of non-performing loans to be sold under asset purchase agreement represented approximately 21.7% of the estimated non-performing loans of SZCB as at December 31, 2005.

According to the adjusted unaudited figures of SZCB prepared in accordance with IFRS compiled based on procedures performed in a due diligence exercise by the Company and their advisors, the net asset value of SZCB was approximately RMB651 million as at December 31, 2004 and the net liability value of SZCB was approximately RMB1,771 million as at December 31, 2005. The net asset value as at December 31, 2004 reflected adjustments other than impairment provisions on loans and fair value adjustments to investments and derivatives that should have been provided for under IFRS. On the contrary, the net asset value as at December 31, 2005 included all adjustments that should have been provided for under IFRS. Other than impairment provisions on loans and fair value adjustments to investments and derivatives, there are no other material differences between key profit and loss items of SZCB prepared in accordance with PRC GAAP and IFRS. The adjusted unaudited net profit after tax of SZCB for the year ended December 31, 2004 in accordance with IFRS was RMB253 million. As a result from a difference in accounting standard, the adjusted unaudited net loss after tax of SZCB for the year ended December 31, 2005 in accordance with IFRS was RMB2,322 million, which reflected adjustments that were mainly attributable to fair value of investments and derivatives and impairment provisions on loans in the amount of approximately RMB2,600 million. These recurring adjustments are not entirely attributable to the year ended December 31, 2005 but they have been taken up in 2005. This is due to the difference in accounting requirements under the different accounting standards. As a result, the necessary information required for the Company to properly apportion the adjustments to years prior to 2005 were not available. Notwithstanding the foregoing, the effect of these recurring adjustments to SZCB's financial statements for the year ending December 31, 2006 prepared in accordance with IFRS is not expected to be in the same magnitude as those reflected in 2005 because the problem of not being able to properly apportion adjustments which should have been made in prior years will not occur. In other words, the Company will not again have to record multiple years' adjustments in a single year.

Before making such IFRS adjustments, SZCB generated positive recurring net profit in 2005.

The Agreements was entered into between the Company on normal commercial terms. The directors of the Company, including the independent non-executive directors but excluding Chen Hongbo and Huang Jianping, being directors nominated by Shenzhen Investment Holdings Co. Ltd., and Hu Aimin, being a director nominated by Shenzhen Shum Yip Investment Development Co., Ltd. who abstained from voting in accordance with the Company's articles of association, are of the view that the terms of the Agreements are fair and reasonable and the Transactions, having taken into consideration (i) the audited financial results of SZCB prepared in accordance with PRC GAAP (including the estimated non-performing loans of SZCB as at December 31, 2005); (ii) the adjusted unaudited financial results of SZCB prepared in accordance with IFRS; (iii) the fact that the IFRS adjustments are necessary to bring in line SZCB's accounts with that of the Company and are attributable to a difference in accounting standards; and (iv) the Transactions being in line with the Company's strategy and the advantages and synergies that can be generated as more particularly set out in the paragraph headed "Reasons and benefits for the Transactions" above, are in the interests of the Company and the shareholders of the Company as a whole.

## GENERAL

A circular containing, among other matters, details of the Transactions, the letter from BNP Paribas Peregrine to the IBC and the independent Shareholders, the recommendation of the IBC to the independent Shareholders on the Transactions together with the notice of the EGM will be despatched to the Shareholders within 21 days after the publication of this announcement.

**Shareholders and potential investors in the Company should note that the Agreements are subject to conditions to be fulfilled and are recommended to exercise caution in dealing in the Company's shares.**

## DEFINITIONS

| | |
|---|---|
| "Acquisition" | the proposed acquisition by the Company of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB contemplated by the Share Purchase Agreement |
| "Agreements" | the Share Purchase Agreement and the Share Subscription Agreement |
| "BNP Paribas Peregrine" | BNP Paribas Peregrine Capital Limited, the independent financial adviser to the IBC and the independent Shareholders in respect of the Transactions |
| "Board" | the board of directors of the Company |
| "CBRC" | China Banking Regulatory Commission |
| "CIRC" | China Insurance Regulatory Commission |
| "Company" | Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange |
| "EGM" | the extraordinary general meeting of the Shareholders to be convened to approve the Transactions |
| "Group" | the Company and its subsidiaries |
| "IBC" | the independent board committee of the directors of the Company convened for the purposes of the Transactions |

| | |
|---|---|
| "IFRS" | International Financial Reporting Standards |
| "Independent Third Parties" | parties which, together with their ultimate beneficial owners, to the best of the knowledge, information and belief of the Company's directors, having made all reasonable enquiry, are independent of and not connected with the Company and its connected persons |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "PBOC" | The People's Bank of China |
| "PRC" | The People's Republic of China |
| "PRC GAAP" | the Accounting Standards for Business Enterprises, the Financial System for Financial and Insurance Enterprises, the Accounting System for City Cooperative Banks and other relevant applicable accounting regulations issued by the PRC Ministry of Finance, the PBOC and the CBRC |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "Share Purchase Agreement" | the share purchase agreement dated July 28, 2006 and entered into between the Company and the Vendors in relation to the acquisition by the Company of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement |
| "Share Subscription Agreement" | the share subscription agreement dated July 28, 2006 and entered into between the Company and SZCB in relation to the subscription by the Company of a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB |
| "Shareholders" | holders of shares in the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription" | the proposed subscription by the Company of a further 3,902 million new shares in SZCB contemplated by the Share Subscription Agreement |
| "Subscription Monies" | RMB3,902 million, being the subscription monies payable for the Subscription |
| "SZCB" | Shenzhen Commercial Bank Company Limited |
| "Transactions" | the Acquisition and the Subscription |
| "Vendors" | Shenzhen Financial Bureau, Shum Yip Holding Company Limited, Shenzhen Investment Holdings Co., Ltd. and eight other Independent Third Parties |

By order of the Board
**Ma Mingzhe**
*Chairman and Chief Executive Officer*

Shenzhen, PRC, July 28, 2006

*As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

"Please also refer to the published version of this announcement in the South China Morning Post"





# 中国平安保险(集团)股份有限公司

## PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock Code: 2318)**

## ANNOUNCEMENT

## CONTINUING CONNECTED TRANSACTION
## MASTER FOREIGN EXCHANGE SWAP AGREEMENT WITH ICBC

On July 21, 2006, the Company entered into the Master Foreign Exchange Swap Agreement with ICBC Shanghai Branch setting out the general terms and conditions upon which ICBC Shanghai Branch may provide RMB/USD foreign exchange swap services. Pursuant to the Master Foreign Exchange Swap Agreement, the Company may purchase USD from ICBC Shanghai Branch for RMB at an exchange rate to be agreed at the time of purchase, which exact amount of USD purchased will be sold back to ICBC Shanghai Branch after a certain period of time at an exchange rate also to be agreed at the time of purchase. The Company will have to deposit an amount equivalent to 3% of the foreign exchange swap amount in RMB with ICBC Shanghai Branch as security at the time of the actual USD purchase. The Master Foreign Exchange Swap Agreement is effective for 3 years unless terminated earlier by mutual consent of the parties. The Directors currently do not intend to enter into foreign exchange swaps under Master Foreign Exchange Swap Agreement with an annual value or total value exceeding USD300 million.

As ICBC is a connected person of the Company, the Master Foreign Exchange Swap Agreement constitutes a continuing connected transaction of the Company under the Listing Rules, which is subject to reporting, announcement and annual review requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and, based on the Cap, is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Details of the actual purchase(s) will be included in the Company's annual report and accounts for the relevant financial year. If the Cap is exceeded, the Company will re-comply with the requirements set out in Rule 14A.35 of the Listing Rules, including seeking independent shareholders' approval if required by the Listing Rules.

### MASTER FOREIGN EXCHANGE SWAP AGREEMENT WITH ICBC

On July 21, 2006, the Company entered into the Master Foreign Exchange Swap Agreement with ICBC Shanghai Branch setting out the general terms and conditions upon which ICBC Shanghai Branch may provide RMB/USD foreign exchange swap services. Pursuant to the Master Foreign Exchange Swap Agreement, the Company may purchase USD from ICBC Shanghai Branch for RMB at an exchange rate to be agreed at the time of purchase, which exact amount of USD purchased will be sold back to ICBC Shanghai Branch after a certain period of time at an exchange rate also to be agreed at the time of purchase. The exchange rates will be determined based on the then prevailing USD/RMB exchange rate

and the term USD/RMB interest rate (depending on the sale-back period, as the case may be) differential. Further, the Company will have to deposit an amount equivalent to 3% of the foreign exchange swap amount in RMB with ICBC Shanghai Branch as security at the time of the actual USD purchase, which principal amount of the deposit together with interest shall be returned to the Company upon completion of the sale back of the USD. No service fee or other charges is payable by the Company to ICBC Shanghai Branch under the Master Foreign Exchange Swap Agreement.

The Master Foreign Exchange Swap Agreement is effective for 3 years unless terminated earlier by mutual consent of the parties.

The swap amount in RMB and the security will be payable by the Company's internal funds.

## REASONS AND BENEFITS FOR THE TRANSACTION

The CIRC have promulgated a series of rules and regulations over the past few years to encourage the investment of insurance funds in overseas investment, including the Provisional Measures Governing Overseas Use of Insurance Foreign Exchange Funds, the Implementing Measures of the Provisional Regulations on Management of Overseas Use of Foreign Exchange Funds of Insurance Companies and the Notice Regarding Issues on Overseas Stock Investment with Insurance Foreign Exchange Funds. The Company was accredited in 2005 to the use foreign exchange funds overseas and, in accordance with the CIRC's requirements, has been actively exploring overseas investments by use of foreign exchange funds with positive investment returns. Prior to 2005, PRC insurance companies are not allowed to invest such foreign exchange funds overseas, as a result of which the Company's funds in foreign currency have primarily been kept in long-term fixed deposits, resulting in low liquidity and the inability to be converted into readily available funds to satisfy the Company's current needs to invest overseas. In order to broaden the Company's investment alternatives and improve the effectiveness and returns of investment of insurance funds, the Company and ICBC Shanghai Branch entered into the Master Foreign Exchange Swap Agreement in respect of RMB/USD foreign exchange swap services. The Company believes that given the foreign exchange swap rates will be determined at the time of entering into the transaction, the risks of exchange rate fluctuations can be effectively avoided and the exposure quantified as a fixed cost of the transaction, resulting in a secure transaction.

The Company had made enquiries with and compared features of other USD exchange services provided by other banks but was of the view that the features of the service provided pursuant to the Master Foreign Exchange Swap Agreement were most suited to the Company's needs.

## ANNUAL CAP

The Directors currently do not intend to enter into foreign exchange swaps under Master Foreign Exchange Swap Agreement with an annual value or total value exceeding USD300 million (the "**Cap**").

## LISTING RULES IMPLICATIONS

ICBC is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3). As at the date of this announcement, ICBC did not hold any shares in the Company.

The Master Foreign Exchange Swap Agreement constitutes a continuing connected transaction of the Company under the Listing Rules, which is subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and, based on the Cap, is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules as the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) (other than the profits ratio) are, on an annual basis, expected to be more than 0.1% but less than 2.5%. Details of the actual purchase(s) will be included in the Company's annual report and accounts for the relevant financial year. If the Cap is exceeded, the Company will re-comply with the requirements set out in Rule 14A.35 of the Listing Rules, including seeking independent shareholders' approval if required by the Listing Rules.

The Company had not previously entered into any similar agreement with ICBC. Further, there are no other continuing connected transactions between the Company and ICBC that is subject to Rules 14A.25 to 14A.27 of the Listing Rules.

## INFORMATION RELATING TO THE COMPANY

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

ICBC is a commercial bank approved by the China Banking Regulatory Commission and engaged in the provision of a broad rage of financial products and services to corporate and retail customers.

The Master Foreign Exchange Swap Agreement was entered into between the Company and ICBC Shanghai Branch on normal commercial terms. The directors of the Company (including the independent non-executive directors) are of the view that the terms of the Master Foreign Exchange Swap Agreement and individual foreign exchange swaps at exchange rates determined based on the prevailing USD/RMB exchange rates from time to time are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

## DEFINITIONS

| | |
|---|---|
| "Board" | the board of directors of the Company |
| "CIRC" | China Insurance Regulatory Commission |
| "Company" | Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange |
| "ICBC" | Industrial and Commercial Bank of China Limited |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Master Foreign Exchange Swap Agreement" | the master foreign exchange swap agreement dated July 21, 2006 and entered into between the Company and ICBC Shanghai Branch in relation to RMB/USD foreign exchange swap services |
| "PRC" | The People's Republic of China |
| "RMB" | Renminbi, the lawful currency of the PRC |

| | |
|---|---|
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "USD" | United States dollars, the lawful currency of the United States of America |

By order of the Board
**Ma Mingzhe**
*Chairman and Chief Executive Officer*

Shenzhen, PRC, July 26, 2006

*As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

"Please also refer to the published version of this announcement in the South China Morning Post"



# 中国平安保险(集团)股份有限公司

**PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.**

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to June 30, 2006 were RMB 37,319.53 million and RMB 8,813.39 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
**Yao Jun**
*Joint Company Secretary*

Shenzhen, PRC, July 20, 2006

*As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*



# 中国平安保险(集团)股份有限公司

**PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.**

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## ANNOUNCEMENT

| This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website. |
|---|

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to May 31, 2006 were RMB 30,501.60 million and RMB 6,419.01 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
**Yao Jun**
*Joint Company Secretary*

Shenzhen, PRC, June 20, 2006

*As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*



# 中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## VOTING RESULTS OF 2006 ANNUAL GENERAL MEETING HELD ON MAY 25, 2006

The board of directors (the "Board of Directors") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce that the annual general meeting of the Company for the year 2006 (the "AGM") was held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. The number of issued shares of the Company as at the date of the AGM was 6,195,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 5,235,094,129 shares, representing 84.5044% of the total voting shares of the Company were present at the AGM. The holding of the AGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The AGM was chaired by Mr. Ma Mingzhe, Chairman of the board and Chief Executive Officer of the Company.

The poll results in respect of the proposed resolutions at the AGM are as follows:

| | Ordinary Resolutions | Total number of votes | |
|---|---|---|---|
| | | For | Against |
| 1 | To consider and approve the report of the Board of Directors of the Company for the year ended December 31, 2005. | 5,177,078,256 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 2 | To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2005. | 5,177,078,256 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3 | To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2005. | 5,177,078,256 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 4 | To consider and approve the profit distribution plan for the year ended December 31, 2005 and the recommendation for 2006 special interim dividend. | 5,232,478,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 5 | To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration. | 5,232,052,502 (99.9919%) | 426,127 (0.0081%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 6 | To consider and approve the re-appointment of Mr. Ma Mingzhe as an Executive Director of the Company to hold office for a term of three years with immediate effect. | 5,232,478,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |

| 7 | To consider and approve the re-appointment of Mr. Sun Jianyi as an Executive Director of the Company to hold office for a term of three years with immediate effect. | 5,232,478,629 (100.0000%) | 0 (0.0000%) |
|---|---|---|---|
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 8 | To consider and approve the appointment of Mr. Cheung Chi Yan Louis as an Executive Director of the Company to hold office for a term of three years with immediate effect. | 5,232,478,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 9 | To consider and approve the re-appointment of Mr. Huang Jianping as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,232,478,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 10 | To consider and approve the re-appointment of Mr. Lin Yu Fen as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 11 | To consider and approve the re-appointment of Mr. Cheung Lee Wah as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,208,962,502 (99.5626%) | 22,884,127 (0.4374%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 12 | To consider and approve the re-appointment of Mr. Anthony Philip HOPE as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,042,129 (99.9846%) | 804,500 (0.0154%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 13 | To consider and approve the re-appointment of Mr. Dou Wenwei as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,019,827,316 (95.8880%) | 215,266,813 (4.1120%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 14 | To consider and approve the re-appointment of Mr. Fan Gang as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,042,711,443 (96.3727%) | 189,796,813 (3.6273%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 15 | To consider and approve the re-appointment of Ms. Lin Lijun as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,653,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 16 | To consider and approve the re-appointment of Mr. Shi Yuxin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,653,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 17 | To consider and approve the re-appointment of Mr. Hu Aimin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |

| 18 | To consider and approve the re-appointment of Mr. Chen Hongbo as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
|---|---|---|---|
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 19 | To consider and approve the appointment of Mr. Wong Tung Shun Peter as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 20 | To consider and approve the appointment of Mr. Ng Sing Yip as a Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,208,962,502 (99.5626%) | 22,884,127 (0.4374%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 21 | To consider and approve the re-appointment of Mr. Bao Youde as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 22 | To consider and approve the re-appointment of Mr. Kwong Che Keung Gordon as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,208,962,502 (99.5626%) | 22,884,127 (0.4374%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 23 | To consider and approve the re-appointment of Mr. Cheung Wing Yui as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,208,962,502 (99.5626%) | 22,884,127 (0.4374%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 24 | To consider and approve the re-appointment of Mr. Chow Wing Kin Anthony as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 25 | To consider and approve the re-appointment of Mr. Xiao Shaolian as an independent supervisor of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 26 | To consider and approve the re-appointment of Mr. Sun Fuxin as an independent supervisor of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 27 | To consider and approve the appointment of Mr. Dong Likun as an independent supervisor of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |

| | | | |
|---|---|---|---|
| 28 | To consider and approve the re-appointment of Ms. Duan Weihong as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 29 | To consider and approve the appointment of Mr. Lin Li as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 30 | To consider and approve the appointment of Mr. Che Feng as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 31 | To consider and approve the emolument plan for the 7th Board of Directors of the Company. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| 32 | To consider and approve the emolument plan for the 5th Supervisory Committee of the Company. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution. | | |
| | **Special Resolutions** | **Total number of votes** | |
| | | **For** | **Against** |
| 33 | To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H Shares not exceeding 20% of the H Shares of the Company in issue and authorize the board of directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares. | 4,972,510,756 (95.2766%) | 246,515,793 (4.7234%) |
| | As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution. | | |
| 34 | To consider and approve the amendments to the Articles of Association of the Company. | 5,230,968,629 (100.0000%) | 0 (0.0000%) |
| | As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution. | | |
| 35 | To consider and approve the authorization of the legal representative of the Company to amend the promoter shares provisions under the Appendix of the Articles of Association of the Company. | 5,231,846,629 (100.0000%) | 0 (0.0000%) |
| | As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution. | | |

Poll voting was demanded by the chairman of the AGM and Computershare Hong Kong Investor Services Limited, the Company's H share registrar, was appointed by the Company as the scrutineer for the vote-taking at the AGM.

## APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS

The Company is pleased to announce that Mr. Ma Mingzhe and Mr. Sun Jianyi were re-appointed and Mr. Cheung Chi Yan Louis was appointed as Executive Directors, Mr. Huang Jianping, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip HOPE, Mr. Dou Wenwei, Mr. Fan Gang, Ms. Lin Lijun, Mr. Shi Yuxin, Mr. Hu Aimin and Mr. Chen Hongbo were re-appointed and Mr. Wong Tung Shun Peter and Mr. Ng Sing Yip were appointed as Non-executive Directors and Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony were re-appointed as Independent Non-executive Directors of the Company at the AGM.

The particulars of the newly elected Directors are set out below:

Mr. Cheung Chi Yan Louis, 42, Chief Operating Officer and Chief Financial Officer of the Company since October 2003 and February 2003, respectively. Since joining the Company in February 2000, Mr. Cheung has been Senior Advisor to the Chairman, Chief Information Officer, Vice-President and Chief Financial Officer. From 1993 to 2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge. Mr. Cheung has been appointed as an Executive Director to hold office for a term of three years. Mr. Cheung will not receive a Director's fee but will receive salary as Chief Operating Officer and Chief Financial Officer of the Company. As of the date of this announcement, Mr. Cheung is interested in 248,000 H Shares of the Company.

Mr. Wong Tung Shun Peter, 55, joined HSBC in April 2005, is currently the Group General Manager and an executive director of The Hongkong and Shanghai Banking Corporation Limited, being responsible for Hong Kong and Mainland China business. Mr. Wong is currently a director of Hang Seng Bank Limited, Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited and a director of Bank of Communications Limited, Ping An Bank Limited and Hong Kong Interbank Clearing Limited. Mr. Wong's banking career started in 1980 when he joined Citibank as Assistant Financial Controller, and was later made director of Business Development, deputy managing director and director of Banking before becoming director of Sales, Services and Distribution Channels for Citibank's North Asian operations in 1996. He was appointed Head of Consumer Banking in Standard Chartered Bank in 1997 for its Hong Kong and China operations and later became Chief Executive Officer for its Hong Kong operations in 2000 and director for Greater China operations in 2002. Mr. Wong was educated at Indiana University in the USA and holds a Bachelor's degree in computer science, a MBA in marketing and finance and a MSc in computer science. Mr. Wong has been appointed as a Non-executive Director to hold office for a term of three years and will not receive a Director's fee.

Mr. Ng Sing Yip, 55, has been the Head of Legal and Compliance of The Hongkong and Shanghai Banking Corporation Limited since January 1998. Mr. Ng has a Bachelor's and Master's Degree in Law from the University London and is admitted to the Supreme Courts of England, Hong Kong and Victoria, Australia. He previously worked as a Crown Counsel in the Attorney General's Chambers before going into private practice. He joined The Hongkong and Shanghai Banking Corporation Limited in June 1987 as Assistant Group Legal Adviser and was later appointed Deputy Head of Legal and Compliance in February 1993. Mr. Ng also has a Bachelor of Laws Degree from the Beijing University. Mr. Ng has been appointed as a Non-executive Director to hold office for a term of three years and will not receive a Director's fee.

Save as disclosed above and other than the relationship with Mr. Anthony Philip HOPE, a Non-executive Director, as a director of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited, none of the Directors has any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company, nor has any interests in the Shares of the Company within the meaning of Part XV of the SFO.

Save for the information disclosed above, there is no other information which is discloseable nor is/was any Director involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

## APPOINTMENT AND RE-APPOINTMENT OF SUPERVISORS

The Company is also pleased to announce that Mr. Xiao Shaolian and Mr. Sun Fuxin were re-appointed and Mr. Dong Likun was appointed as Independent Supervisors, Ms. Duan Weihong was re-appointed and Mr. Lin Li and Mr. Che Feng were appointed as Supervisors representing the shareholders of the Company at the AGM. The Company would also like to announce that Mr. He Shi was re-appointed and Mr. Hu Jie and Ms. Wang Wenjun were appointed as Supervisors representing the employees of the Company.

The particulars of the newly elected Supervisors are set out below:

Mr. Dong Likun, 63, graduated from the School of Law at the Beijing University. Mr. Dong was previously the Head of the International Law Centre of The Shanghai Academy of Social Sciences, Dean of the School of Law of the Shenzhen University, a representative of the Shanghai People's Congress and Member of the Guangdong Political Committee. Mr. Dong is currently serving as the Head of the Graduate School of Hong Kong Law of the Shenzhen University, senior researcher of the Hong Kong-Macau Research Centre of Development Research Centre of the State Council of the People's Republic of China, General Secretariat of the Chinese International Law Society, Deputy President of the Chinese International Private Law Society, Chief Secretariat of the Hong Kong-Macau Research Centre of the Guangdong Law Society and arbitrator at the China International Economic and Trade Arbitration Commission. Mr. Dong has been appointed as an Independent Supervisor to hold office for a term of three years and shall be entitled to a Supervisor's fee of RMB60,000 per annum.

Mr. Lin Li, 43, is currently the Chairman of Shenzhen Liye Group Company Limited. Mr. Lin previously served in Bank of China Shenzhen Branch. Mr. Lin is a graduate of the School of Finance and Accounting of the Hubei Technical Academy. Mr. Lin has been appointed as a Supervisor representing the shareholders to hold office for a term of three years and will not receive a Supervisor's fee. As of the date of this announcement, Mr. Lin is interested in 176,000,000 Domestic Shares of the Company held via Shenzhen Liye Group Company Limited.

Mr. Che Feng, 37, graduated from the Graduate School of The Chinese Academy of Social Sciences. Mr. Che was previously the Deputy Manager of Hainan Haiboh Enterprises Company Limited, Chairman of Hainan Hengye Real Property Development Company Limited and Chairman of Shanghai Tianjian Real Property Development Company Limited. Mr. Che is currently the Chairman and Chief Executive Officer of Hong Kong Yaohe Technology Group Limited. Mr. Che has been appointed as a Supervisor representing the shareholders to hold office for a term of three years and will not receive a Supervisor's fee.

Ms. Hu Jie, 51, served as the Chairman of Ping An Property & Casualty Insurance Company of China, Ltd. Ms. Hu has a Master degree in Banking from the Nankai University and is a qualified senior accountant. Ms. Hu has been appointed as a Supervisor representing the employees of the Company to hold office for a term of three years and will not receive a Supervisor's fee.

Ms. Wang Wenjun, 38, is also currently serving as the assistant to the chief administrative officer of the Company. Ms. Wang is a graduate of English Faculty of the Shanghai Foreign Languages University. Ms. Wang has been appointed as a Supervisor representing the employees of the Company to hold office for a term of three years and will not receive a Supervisor's fee.

Save as disclosed above, none of the Supervisors has any relationship with the Directors, other Supervisors, senior management or substantial or controlling Shareholders of the Company, nor has any interests in the Shares of the Company within the meaning of Part XV of the SFO.

Save for the information disclosed above, there is no other information which is discloseable nor is/was any Supervisor involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

## RETIREMENT OF DIRECTORS AND SUPERVISORS

In accordance with the Articles of Association and the respective Shareholders' resolutions approving their appointments, the appointments of Mr. Henry CORNELL and Mr. Liu Haifeng as Non-executive Directors and Mr. Cheng Shang Wu, Mr. Zhou Fulin, Mr. Chen Bohai, Mr. He Peiquan, Mr. Song Liankun as Supervisors expired at the AGM and each of them, for personal reasons, did not offer himself for re-appointment. The Company would like to thank and express its sincere appreciation to each of them for their contribution and support rendered to the Company during their tenure.

## PAYMENT OF 2006 SPECIAL INTERIM DIVIDEND

The Board wishes to inform shareholders details of the payment of 2006 special interim dividend as follows:

The Company will pay 2006 special interim dividend of RMB0.20 per share (equivalent to HK$0.1934 per share) (inclusive of applicable tax). The payment shall be made to shareholders whose names appeared on the register of members of the Company on May 25, 2006. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB1.03413 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent 2006 special interim dividend declared for payment to holders of H shares. 2006 special interim dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before June 2, 2006 to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

By order of the Board of Directors
**Ping An Insurance (Group) Company of China, Ltd.**
**Yao Jun** **Natalia Seng**
*Joint Company Secretaries*

Shenzhen, PRC, May 25, 2006

"Please also refer to the published version of this announcement in the South China Morning Post"


PING AN OF CHINA

中国平安保险(集团)股份有限公司

**PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.**

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

**ANNOUNCEMENT**

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to April 30, 2006 were RMB 22,668.35 million and RMB 5,227.70 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
**Yao Jun**
*Joint Company Secretary*

Shenzhen, PRC, May 19, 2006

*As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*


中国平安
PING AN OF CHINA

# 中国平安保险(集团)股份有限公司

# PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## ANNOUNCEMENT

| This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website. |
|---|

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to April 30, 2006 were RMB 22,668.35 million and RMB 5,227.70 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
**Yao Jun**
*Joint Company Secretary*

Shenzhen, PRC, May 19, 2006

*As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

## THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

---



中国平安
PING AN OF CHINA


# 中国平安保险(集团)股份有限公司

# PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

# DISCLOSEABLE AND CONNECTED TRANSACTIONS ACQUISITION AND SUBSCRIPTION OF SHARES IN SHENZHEN COMMERCIAL BANK COMPANY LIMITED AND NOTICE OF EXTRAORDINARY GENERAL MEETING

**Financial Adviser to the Company**

**GOLDMAN SACHS (ASIA) L.L.C.**

**Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders**

**BNP PARIBAS PEREGRINE**



---

A notice convening the Extraordinary General Meeting to be held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC is set out on pages 49 to 50 of this circular.

A form of proxy for use at the Extraordinary General Meeting is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, September 8, 2006 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

August 15, 2006

# CONTENTS

Page

*In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:*

| | |
|---|---|
| "Acquisition" | the proposed acquisition by the Company of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB contemplated by the Share Purchase Agreement |
| "Agreements" | the Share Purchase Agreement and the Share Subscription Agreement |
| "Announcement" | the announcement of the Company dated July 28, 2006 in respect of the Transactions |
| "Articles" | the articles of association of the Company, as amended, modified or otherwise supplemented from time to time |
| "BNP Paribas Peregrine" | BNP Paribas Peregrine Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company and a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap. 571) |
| "Board" | the board of directors of the Company |
| "CBRC" | China Banking Regulatory Commission |
| "CIRC" | China Insurance Regulatory Commission |
| "Company" | Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange |
| "Domestic Shares" | shares in the Company which are subscribed for or credited as paid up in RMB by PRC nationals and/or PRC corporate entities |
| "EGM" | the extraordinary general meeting of the Shareholders to be convened to approve the Transactions |
| "Group" | the Company and its subsidiaries |

| | |
|---|---|
| "H Shares" | overseas listed foreign Shares which are listed on the Stock Exchange, and subscribed for and traded in Hong Kong dollars |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "IBC" | the independent board committee of the directors of the Company convened for the purposes of the Transactions |
| "IFRS" | International Financial Reporting Standards |
| "Independent Third Parties" | parties which, together with their ultimate beneficial owners, to the best of the knowledge, information and belief of the Company's directors, having made all reasonable enquiry, are independent of and not connected with the Company and its connected persons |
| "Joint Stock Company" | a company of which the entire capital is divided into shares of equal value and shareholders shall be liable to the company to the extent of the shares subscribed by them |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "LPD" | August 10, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular |
| "PBOC" | The People's Bank of China |
| "PRC" | The People's Republic of China |
| "PRC GAAP" | the Accounting Standards for Business Enterprises, the Financial System for Financial and Insurance Enterprises, the Accounting System for City Cooperative Banks and other relevant applicable accounting regulations issued by the PRC Ministry of Finance, the PBOC and the CBRC |
| "RMB" | Renminbi, the lawful currency of the PRC |

| | |
|---|---|
| "SFO" | the Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong |
| "Share Purchase Agreement" | the share purchase agreement dated July 28, 2006 and entered into between the Company and the Vendors in relation to the acquisition by the Company of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement |
| "Share Subscription Agreement" | the share subscription agreement dated July 28, 2006 and entered into between the Company and SZCB in relation to the subscription by the Company of a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB |
| "Shareholders" | holders of shares in the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription" | the proposed subscription by the Company of a further 3,902 million new shares in SZCB contemplated by the Share Subscription Agreement |
| "Subscription Monies" | RMB3,902 million, being the subscription monies payable for the Subscription |
| "SZCB" | Shenzhen Commercial Bank Company Limited |
| "Transactions" | the Acquisition and the Subscription |
| "Vendors" | Shenzhen Financial Bureau, Shum Yip Holding Company Limited, Shenzhen Investment Holdings Co., Ltd. and eight other Independent Third Parties |


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

*Executive Directors:*
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

*Non-executive Directors:*
Huang Jianping
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Dou Wenwei
Fan Gang
Lin Lijun
Shi Yuxin
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

*Independent non-executive Directors:*
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony

*Registered office:*
Ping An Building
Ba Gua No.3 Road
Shenzhen, PRC

*Principal place of business in Hong Kong:*
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

August 15, 2006

*To the Shareholders*

Dear Sir or Madam,

**DISCLOSEABLE AND CONNECTED TRANSACTIONS ACQUISITION AND SUBSCRIPTION OF SHARES IN SHENZHEN COMMERCIAL BANK COMPANY LIMITED**

## (i) INTRODUCTION

Reference is made to the Announcement whereby the Board announced that on July 28, 2006, the Company had entered into the Share Purchase Agreement with the Vendors and the Share Subscription Agreement with SZCB in relation to the acquisition by the Company of

1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement for a consideration of approximately RMB1,008,186,384 and the subscription of a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB respectively. Following completion of the Agreements, SZCB will become an approximately 89.24% owned subsidiary of the Company.

The Transactions constitute discloseable transactions of the Company as the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) are more than 5% but less than 25%. Further, as Shenzhen Investment Holdings Co., Ltd. of the Vendors and SZCB are both connected persons of the Company, the Transactions constitute connected transactions of the Company under the Listing Rules, which are subject to reporting, announcement and independent Shareholders' approval requirements set out in Rules 14A.45, 14A.47 and 14A.48 of the Listing Rules.

The IBC comprising Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony, all being the independent non-executive directors of the Company, has been established to advise the independent Shareholders as to the fairness and reasonableness of the Transactions. BNP Paribas Peregrine has been appointed as the independent financial adviser to advise the IBC and the independent Shareholders in this regard.

The purpose of this circular is (i) to provide you with further information regarding the Transactions; (ii) to set out the opinions and recommendations of the IBC and BNP Paribas Peregrine; and (iii) to give you the notice of EGM.

## (ii) SHARE PURCHASE AGREEMENT

**Date:** July 28, 2006

**Parties:** (1) Purchaser: the Company

(2) Vendors: Shenzhen Investment Holdings Co., Ltd. as to 535,000,000 shares (approximately 33.44%);

Shenzhen Financial Bureau, as to 292,034,574 shares (approximately 18.25%);

Shum Yip Holding Company Limited as to 65,966,200 shares (approximately 4.12%); and

eight Independent Third Parties as to an aggregate 115,185,610 (approximately 7.19%).

**Asset to be acquired:**

1,008,186,384 shares of par value RMB1 each, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement.

The Company has undertaken to retain actual control over these acquired shares for a period of five years and not to transfer these shares save for intra-group reorganization.

The parties have also agreed that as part of the reorganization of SZCB, the Company shall inject into SZCB the sum of RMB3,902 million by way of subscription of new shares. Further details of the Share Subscription Agreement is set out below.

**Consideration:**

The consideration for the Acquisition is RMB1,008,186,384, at the price of RMB1 per share to be paid at completion of the Share Purchase Agreement.

**Conditions:**

The Acquisition is conditional upon, among other things, (i) the independent Shareholders passing at the EGM of a resolution approving the Share Purchase Agreement and the transactions contemplated thereunder, the voting of which is to be taken by way of a poll; (ii) approval of the Acquisition by the CBRC; (iii) the Vendors obtaining the necessary approvals from shareholders and governing authorities, including the Shenzhen Municipal State-owned Assets Supervision and Administration Commission.

**Completion:**

Completion of the Share Purchase Agreement is expected to take place in around December 31, 2006 after the fulfillment of the conditions mentioned above.

**Other terms:**

(a) The Vendors have undertaken, among other things, during the period from the date of the Share Purchase Agreement to the date of completion of the Acquisition, to procure SZCB without the consent of the Company not to carry out certain acts, which include any restructuring (including but not limited to merger with any other companies); debt incurred by non-operating activities (including bond issuance); unless proper and necessary, the employment and layoff of key members of staff or material change to employment terms and conditions of such key members of staff; and material capital expenditure and material guarantee (i.e. involving an amount exceeding RMB10 million).

(b) The Vendors shall procure the support for deposit-taking and lending business of SZCB within 6 months from the date of completion of the Acquisition.

(c) The Company, where in compliance with the requirements of regulatory authorities, will allow SZCB to acquire the Company's controlling stake in Ping An Bank Limited or to convert Ping An Bank Limited into a branch of SZCB.

(d) Since the Acquisition is based on the fact that the Company has engaged appropriate advisers to conduct or in its own capacity has conducted due diligence on the actual situation of SZCB, which includes but not limited to the establishment, existence, legal position, operating rights and licence, property, finance, current contracts and its performance, as well as any legal proceedings which has arisen or may arise, any party to the Acquisition does not have the right to suggest any form of compensation from the other in relation to its commercial decision made for the Acquisition.

(e) Within 12 months from the date of completion of the Acquisition, if the Company discovers that prior to completion, SZCB or its employees had committed such acts of misconduct or fraud (including but not limited to those penalised by regulatory authorities) or fraud of customers of SZCB was found by regulatory authorities, which has not been disclosed during the due diligence exercise and which has an accumulated direct negative impact on SZCB's assets of over RMB100 million, the Vendors shall jointly and severally compensate the Company in proportion to their respective shareholding of the transferred shares for the accumulated loss in excess of RMB100 million up to a maximum of RMB500 million.

(f) Should any of the warranties by any one of the Vendors be untrue, inaccurate, breached, or owing to any other reasons SZCB suffers material adverse effects which will reduce the net asset value of SZCB by RMB200 million or above, the Company has the right to terminate the Share Purchase Agreement following a 45 day period in which the Vendors shall be allowed to take remedial action.

(g) No express warranty was given by the Vendors as to the net asset value of SZCB in the Share Purchase Agreement. The Share Purchase Agreement provides that (i) if there are any adverse material effect which will reduce the net asset value of SZCB by RMB200 million or above, the Company has the right to terminate the Share Purchase Agreement following a 45 day period in which the Vendors shall be allowed to take remedial action; and (ii) the Vendors shall jointly and severally compensate the Company in proportion to their respective shareholding of the transferred shares for the accumulated loss in excess of RMB100 million up to a maximum of RMB500 million for certain acts or fraud.

The Directors currently intend that if there are any adverse material effect which will reduce the net asset value of SZCB by RMB200 million or above, they will not proceed with the Acquisition unless the Vendors have taken remedial action to their satisfaction. In the event that (i) the net asset value of SZCB is reduced by not more than RMB200 million and (ii) the Acquisition is not terminated, the P/B multiple implied by the Transactions will be up to 1.87x.

Save as for the above, the Share Purchase Agreement does not contain any other express terms setting out a monetary remedy against the Vendors for any amount of reduction in the net asset value of SZCB.

Since June 2006, an interim working committee has been established consisting of four representatives of the Company and two from SZCB which meets bi-weekly to consider any issues of major significance to SZCB (including but not limited to material credit decisions, capital investment, human resource decisions etc.). This is also intended to protect the Company's interests during the period before the completion of the Acquisition. The Company plans to conduct a special audit in order to ascertain the financial position of SZCB upon completion of the Share Purchase Agreement.

## (iii) SHARE SUBSCRIPTION AGREEMENT

**Date:** July 28, 2006

**Parties:** (1) Subscriber: the Company

(2) Issuer: SZCB

**Asset to be acquired:**

3,902 million shares of par value RMB1 each, representing approximately 70.92 % of the enlarged issued share capital of SZCB.

**Consideration:**

The consideration for the Subscription is RMB3,902 million, at the subscription price of RMB1 per share, to be paid within 10 working days of the completion of the Share Subscription Agreement.

**Conditions:**

The Subscription is conditional upon (i) the completion of the Acquisition; (ii) approval of the Subscription by the shareholders of both the Company (the voting of which is to be taken by way of a poll) and SZCB in general meeting; and (iii) approval of the Subscription by the CBRC.

**Completion:**

Completion of the Share Subscription Agreement is expected to take place in around December 31, 2006 after the fulfillment of the conditions mentioned above.

The following is an illustrative table of the shareholdings in SZCB as at the date of the Share Purchase Agreement, and immediately following completion of the Share Purchase Agreement and completion of the Share Subscription Agreement respectively:

| | As at the date of the Share Purchase Agreement | Immediately following completion of the Share Purchase Agreement | Immediately following completion of the Share Subscription Agreement |
|---|---|---|---|
| The Company | – | 1,008,186,384 (63.01%) | 4,910,186,384 (89.24%) |
| Shenzhen Investment Holdings Co., Ltd. | 535,000,000 (33.44%) | – | – |
| Shenzhen Finance Bureau | 292,034,574 (18.25%) | – | – |
| Shum Yip Holding Company Limited | 65,966,200 (4.12%) | – | – |
| Eight Independent Third Party vendors | 115,185,610 (7.20%) | – | – |
| Other Independent Third Party shareholders | 591,813,616 (36.99%) | 591,813,616 (36.99%) | 591,813,616 (10.76%) |
| Total | 1,600,000,000 (100%) | 1,600,000,000 (100%) | 5,502,000,000 (100%) |

The consideration for the Acquisition and the Subscription Monies will be satisfied by the Group's internal funds including cash on hand, which use of funds has been approved by the CIRC. Following completion of the Agreements, SZCB will become an approximately 89.24% owned subsidiary of the Company.

**Basis for determination of the consideration for the Transactions**

Pursuant to an invitation for expression of interest to acquire a controlling interest in SZCB, the Company submitted a bid and was selected as the preferred bidder. Following further negotiations, the Transactions were concluded with the signing of the Share Purchase Agreement and the Share Subscription Agreement on July 28, 2006. The consideration for the Acquisition and the Subscription was arrived at after arm's length negotiations between the parties with reference to:

(a) strategic benefit that SZCB provides to the Group in establishing its banking business;

(b) synergies to be generated from the Acquisition and the Subscription, both in terms of revenue and cost synergies;

(c) financial and business conditions and outlook of SZCB, including SZCB's status as a leading city commercial bank in the PRC;

(d) amount of additional provision for asset impairment under IFRS and additional capitalization required to improve SZCB's capital adequacy ratio to 8%;

(e) extent of premium required in acquiring a controlling interest;

(f) terms of prior strategic investments by other parties in Chinese banks;

(g) the asset purchase agreement dated July 28, 2006 and entered into by the Shenzhen Finance Bureau pursuant to which it shall purchase from SZCB original book value of RMB1,008 million worth of non-performing asset at a consideration of RMB1,008 million, which consideration is payable at completion of such asset purchase agreement;

(h) based on the foregoing factors, the price-to-book multiple of approximately 1.75x, which is derived from the aggregate consideration of RMB4,910,186,384 for the approximate 89.24% shareholding in SZCB, on one hand, and SZCB's net asset value as at December 31, 2005 of RMB3,139 million, which was prepared in accordance with PRC GAAP, adjusted in accordance with IFRS and having given effect to the Subscription and the purchase of non-performing assets by the Shenzhen Finance Bureau pursuant to the asset purchase agreement, on the other hand. Please see the paragraph below headed "Information relating to the parties to the Transactions" for further financial information on SZCB.

## (iv) REASONS AND BENEFITS FOR THE TRANSACTIONS

SZCB is a commercial bank established as a Joint Stock Company in the PRC and approved by the PBOC. As at the end of 2004, SZCB ranks 17th amongst banks in the PRC and 3rd amongst city banks in terms of assets value. SZCB provides wide-ranging services in both commercial and personal banking, including deposit services, clearing services, foreign exchange services, financing services, corporate banking, personal internet banking. SZCB has an extensive operation network in Shenzhen, including 46 branches and about 150 automatic teller machines as at the LPD. The following is a summary of the financial information extracted from the relevant audited financial statements of SZCB prepared in accordance with PRC GAAP:

| BALANCE SHEET | As at 31/12/2005 *(RMB million)* | As at 31/12/2004 *(RMB million)* |
|---|---|---|
| Current assets | 33,134 | 32,968 |
| Current liabilities | (63,831) | (62,151) |
| Net current liabilities | (30,697) | (29,182) |
| Total assets | 69,937 | 66,925 |
| Total liabilities | (67,535) | (64,787) |
| Net assets | 2,403 | 2,138 |

| INCOME STATEMENT | Year ended 2005 *(RMB million)* | Year ended 2004 *(RMB million)* |
|---|---|---|
| Net interest income | 1,008 | 865 |
| Operating profit | 846 | 591 |
| Provision for loan impairment | (530) | (396) |
| Net profit | 269 | 155 |

| CASH FLOW STATEMENT | Year ended 2005 *(RMB million)* | Year ended 2004 *(RMB million)* |
|---|---|---|
| Operating cash inflow (total) | 61,119 | 67,865 |
| Operating cash outflow (total) | (63,482) | (65,569) |
| Net cash inflow/(outflow) from operating activities | (2,363) | 2,296 |
| Investing cash inflow (total) | 26,171 | 29,082 |
| Investing cash outflow (total) | (24,682) | (33,570) |
| Net cash inflow/(outflow) from investing activities | 1,489 | (4,489) |
| Financing cash inflow (total) | – | – |
| Financing cash outflow (total) | (4) | (30) |
| Net cash inflow/(outflow) from financing activities | (4) | (30) |
| Decrease in cash and cash equivalents | (877) | (2,222) |

The profit attributable to shareholders of SZCB increased by RMB114 million, or 73.5%, to RMB269 million for the year ended December 31, 2005 from RMB155 million for the year ended December 31, 2004, primarily due to the increase in net interest income, which increased by RMB143 million to RMB1,008 million from RMB865 million during the same period. The net assets of SZCB increased by 12.3% to RMB2,403 million as at December 31, 2005 from RMB2,138 million as at December 31, 2004 primarily due to the net profit generated during the year ended December 31, 2005.

The acquisition of SZCB is in line with the Company's strategy as set out in the Company's 2005 annual report of growing our existing banking business in order to fully leverage the Group's advantages. These advantages include – enhancement of the Group's national brand and infrastructure; ability to cross-sell banking and insurance products to the Group's customers; further develop product bundling opportunities (especially in the area of wealth management); and to better utilize the Group's technology infrastructure and our staff's sales and marketing expertise. The Acquisition is expected to provide the Company with the opportunity to further develop its multiple financial services platform to support its three pillar business strategy of insurance, banking and asset management. The primary product to be cross sold from the Company to SZCB is expected to be Bancassuance products, which is at present one of the three major sales channel of the Company's life insurance business line. With the acquisition of SZCB, the Company expects the relative contribution of the Bancassurance segment to the Group's business to increase. On the other hand, the primary product to be cross sold from SZCB to the Company is expected to be credit cards.

The Directors are of the view that it is the right timing for the Company to invest in SZCB, which is of an appropriate investment scale in comparison with the Company and its existing banking business. The Directors consider that the strategic investment in SZCB can foster the development of its banking business platform. By fully utilising the advantages mentioned above in the banking sector, the Company will be able to diversify group earnings into an area of high growth and returns.

In addition, given that SZCB is also located in Shenzhen, being where the Group's headquarters is situated, there is greater synergy to be gained from leveraging on these advantages.

Further, since SZCB possesses the necessary credit card licence granted by the CBRC but has however not yet launched a credit card product, the acquisition of SZCB provides the Group with the ideal opportunity to reap the rewards of the preparatory work done by it to enter the credit card business over the last two years.

Currently, SZCB's asset portfolio is concentrated in real estate lending, with the majority being loans/advances to property developers and residential and commercial mortgages. In order to reduce the concentration of its loan profile, in the future SZCB will focus on businesses with (i) mass retail market; (ii) wealthier individuals; and (iii) small and medium enterprises. It is expected SZCB will group its customers into different segments so as to allow SZCB to create a sustainable competitive positioning in the market. A branch network planning and development function will be established to ensure that the growth and development of the branch network in the future is aligned with the customer segment strategies.

Upon completion of the Acquisition, the board of directors of SZCB will be restructured with the introduction of directors with relevant international and domestic experience and the board committee infrastructure will be upgraded to improve SZCB's corporate governance. Management capability of SZCB will also be enhanced through additions of new and experienced resources to the management team. It is currently expected that new appointments will be made and more resources will be allocated to the areas of compliance, operations and technology, credit cards and retail banking etc..

The Company is preparing a detailed implementation plan for the future development of SZCB as the Company just entered into the Agreements on July 28, 2006. Given the strengths of the Group in the financial services industry, the Directors are confident of the future business development of SZCB and its collaboration with other business of the Group.

## (v) LISTING RULES IMPLICATIONS

The Transactions constitute discloseable transactions of the Company as the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) are more than 5% but less than 25%.

Shenzhen Investment Holdings Co., Ltd. is a promoter of Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company and thus a connected person of the Company under Rule 1.01.

Shenzhen Finance Bureau is also a promoter of the Company. However, being a PRC Governmental Body (as defined in Rule 19A.04 of the Listing Rules), it is not regarded as a connected person of the Company under Rule 19A.19.

Therefore, the Share Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements set out in Rules 14A.45, 14A.47 and 14A.48 of the Listing Rules.

Further, as Shenzhen Investment Holdings Co., Ltd. holds over 30% of the issued shares in SZCB, SZCB is an associate of Shenzhen Investment Holdings Co., Ltd. and thus, SZCB is also a connected person of the Company.

Therefore, the Share Subscription Agreement also constitutes a connected transaction of the Company under the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements set out in Rules 14A.45, 14A.47 and 14A.48 of the Listing Rules.

In accordance with the Listing Rules, Shenzhen Investment Holdings Co., Ltd., Shenzhen City Construction Group Co., Ltd. (深圳市建設(集團)有限公司), which is a wholly-owned subsidiary of Shenzhen Investment Holdings Co., Ltd., and Shenzhen Shum Yip Investment Development Co., Ltd., which is a controlled corporation of Shum Yip Holding Company

Limited, will abstain from voting for the resolutions at the EGM. To the best knowledge, information and belief of the Directors, (i) Shenzhen Finance Bureau and its associates do not hold any share in the Company; (ii) other than Shenzhen Investment Holdings Co., Ltd., Shenzhen Shum Yip Investment Development Co., Ltd. and Shenzhen City Construction Group Co., Ltd. which held 543,181,445 Shares (approximately 8.77%), 301,585,684 Shares (approximately 4.87%) and 12,039,730 Shares (approximately 0.19%) of the issued share capital of the Company respectively as at the LPD, no other Shareholder has a material interest in the Transactions and is required to abstain from voting at the EGM.

The IBC comprising Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony, all being the independent non-executive directors of the Company, has been established to advise the independent Shareholders as to the fairness and reasonableness of the Transactions. BNP Paribas Peregrine has been appointed as the independent financial adviser to advise the IBC and the independent Shareholders in this regard. Their letters to the independent Shareholders are set out on pages 18 to 19 of this circular.

## (vi) INFORMATION RELATING TO THE PARTIES TO THE TRANSACTIONS

The Group is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers. In particular, a subsidiary of the Company, Ping An Bank Limited, has been carrying on the banking business in the past.

Shenzhen Investment Holdings Co., Ltd. is a limited liability company established in the PRC engaged in investment activities. It acquired 535,000,000 shares in SZCB, representing approximately 33.44% of the equity interests in SZCB for a consideration of approximately RMB535,000,000.

Shum Yip Holding Company Limited is a limited liability company established in the PRC engaged in investment holding activities. As at the date of the Share Purchase Agreement, it held 65,966,200 shares in SZCB, representing approximately 4.12% of the equity interests in SZCB.

Shenzhen Finance Bureau is the finance administrative arm of the Shenzhen municipality. As at the date of the Share Purchase Agreement, it held 292,064,574 shares in SZCB, representing approximately 18.25% of the equity interests in SZCB.

SZCB is a commercial bank approved by the PBOC and engaged in the provision of a broad range of financial products and services to corporate and retail customers. The remaining approximately 37% of the approximately 1,600 million shares in SZCB (before enlargement of its issued share capital contemplated by the Subscription) are held by Independent Third Parties.

According to the audited accounts of SZCB prepared in accordance with PRC GAAP, as at December 31, 2004 and December 31, 2005 respectively, the audited net asset values of SZCB were approximately RMB2,138 million and RMB2,403 million. For the years ended December 31, 2004 and December 31, 2005 respectively, SZCB reported audited net profits of RMB217 million and RMB347 million before taxation and extraordinary items and net profits of RMB155 million and RMB269 million after taxation and extraordinary items respectively. As at December 31, 2005, SZCB had total assets of RMB69,937 million, total loans (before impairment provisions) of RMB43,724 million; and total deposits of RMB62,130 million. The estimated non-performing loans of SZCB as at December 31, 2005 was RMB4,636 million and therefore, based on consideration of RMB1,008 million to be received from the Shenzhen Finance Bureau, the percentage of non-performing loans to be sold under asset purchase agreement will be 21.7% of the estimated non-performing loans of SZCB as at December 31, 2005.

According to the adjusted unaudited figures of SZCB prepared in accordance with IFRS compiled based on procedures performed in a due diligence exercise by the Company and their advisors, the net asset value of SZCB was approximately RMB651 million as at December 31, 2004 and the net liability value of SZCB was approximately RMB1,771 million as at December 31, 2005. The net asset value as at December 31, 2004 reflected adjustments other than impairment provisions on loans and fair value adjustments to investments and derivatives that should have been provided for under IFRS. On the contrary, the net asset value as at December 31, 2005 included all material adjustments that should have been provided for under IFRS. Other than impairment provisions on loans and fair value adjustments to investments and derivatives, there are no other material differences between key profit and loss items of SZCB prepared in accordance with PRC GAAP and IFRS. The adjusted unaudited net profit after tax of SZCB for the year ended December 31, 2004 in accordance with IFRS was RMB253 million. As a result of a difference in accounting standards, the adjusted unaudited net loss after tax of SZCB for the year ended December 31, 2005 in accordance with IFRS was RMB2,322 million, which reflected adjustments that were mainly attributable to fair value of investments and derivatives and impairment provisions on loans in the amount of approximately RMB2,600 million. These recurring adjustments are not entirely attributable to the year ended December 31, 2005 but they have been taken up in 2005. This is due to the difference in accounting requirements under the different accounting standards. As a result, the necessary information required for the Company to properly apportion the adjustments to years prior to 2005 were not available. Notwithstanding the foregoing, the effect of these recurring adjustments to SZCB's financial statements for the year ending December 31, 2006 prepared in accordance with IFRS is not expected to be in the same magnitude as those reflected in 2005 because the problem of not being able to properly apportion adjustments which should have been made in prior years will not occur. In other words, the Company will not again have to record multiple years' adjustments in a single year.

Before making such IFRS adjustments, SZCB generated positive recurring net profit in 2005.

The Company plans to perform a full scope audit to assess the financial position of SZCB upon completion of the Acquisition.

## (vii) FINANCIAL IMPACT OF THE TRANSACTIONS

Following completion of the Agreements, SZCB will become a subsidiary of the Company and the assets and liabilities and results of SZCB will be consolidated with those of the Group. The directors of the Company do not expect the Transactions to have any immediate material effect on the earnings, assets or liabilities of the Company or the Group. Nevertheless, as a result of potential synergies to be generated, the Board expects long-term earnings benefits to result from the Transactions.

Since the consideration for the Acquisition and the Subscription Monies shall be payable in cash by the Company, which will be satisfied by the internal resources of the Group, the Directors anticipate that there would be no significant adverse effect on the net asset value of the Group resulting from the Transactions. However, the cash and cash equivalents of the Group will be reduced accordingly.

## (viii) EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC, is set out on pages 49 to 50 of this circular.

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company's registers of members will be closed from Wednesday, August 30, 2006 to Friday, September 29, 2006, both days inclusive, during which period no transfer of Shares will be effected. Holders of H Shares and Domestic Shares whose names appear on the Company's registers of members on Friday, September 29, 2006 are entitled to attend the EGM. In order to attend and vote at the EGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Tuesday, August 29, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

A form of proxy for use at the EGM is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the EGM, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, September 8, 2006 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

## (ix) PROCEDURE FOR DEMANDING A POLL AT THE EGM

According to the Articles of Association, a resolution will be determined on a show of hands unless before or after any vote on a show of hands, a poll is demanded. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two Shareholders entitled to vote, present in person or by proxy; or (iii) by one or more Shareholders present in person or by proxy representing more than 10% of all Shares carrying the voting rights at the meeting.

## (x) RECOMMENDATION

The Agreements were entered into between the Company on normal commercial terms. The directors of the Company, including the independent non-executive directors but excluding Chen Hongbo and Huang Jianping, being directors nominated by Shenzhen Investment Holdings Co. Ltd. and Hu Aimin, being a director nominated by Shenzhen Shum Yip Investment Development Co., Ltd who abstained from voting in accordance with the Articles, are of the view that the terms of the Agreements are fair and reasonable and the Transactions, having taken into consideration (i) the audited financial results of SZCB prepared in accordance with PRC GAAP (including the estimated non-performing loans of SZCB as at December 31, 2005); (ii) the adjusted unaudited financial results of SZCB prepared in accordance with IFRS; (iii) the fact that the IFRS adjustments are necessary to bring in line SZCB's accounts with that of the Company and are attributable to a difference in accounting standards; and (iv) the Transactions being in line with the Company's strategy and the advantages and synergies that can be generated as more particularly set out in the paragraph headed "Reasons and benefits for the Transactions" above, are in the interests of the Company and the shareholders of the Company as a whole.

The Directors believe that the ordinary resolutions to approve the Share Purchase Agreement and Share Subscription Agreement and the transactions contemplated thereunder are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all the Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM as set out in the notice of extraordinary general meeting.

## (xi) ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the letter from the IBC set out on pages 18 to 19 of this circular, the letter from BNP Paribas Peregrine set out on pages 20 to 41 of this circular and the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board of Directors
**PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.**
**Ma Mingzhe**
*Chairman and Chief Executive Officer*

*The following is the text of a letter from the Independent Board Committee to the Shareholders in connection with the Transactions for inclusion in this circular.*


中国平安
PING AN OF CHINA

**中国平安保险(集团)股份有限公司**

**PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.**

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

August 15, 2006

*To the Independent Shareholders*

Dear Sir or Madam,

**DISCLOSEABLE AND CONNECTED TRANSACTIONS
ACQUISITION AND SUBSCRIPTION OF SHARES IN
SHENZHEN COMMERCIAL BANK COMPANY LIMITED**

We refer to the circular dated August 15, 2006 issued by the Company (the "**Circular**") of which this letter forms part. Terms used in this letter shall bear the same meanings as given to them in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Transactions and to advise the independent Shareholders as to the fairness and reasonableness of the Transactions and to recommend how the independent Shareholders should vote at the EGM. BNP Paribas Peregrine has been appointed to advise us, the IBC in relation to the Transactions.

We wish to draw your attention to the letter from the Board, as set out on pages 4 to 17 of the Circular, and the letter from BNP Paribas Peregrine to us, the IBC and the independent Shareholders containing its advice in respect of the Transactions, as set out on pages 20 to 41 of the Circular.

Having taken into account of the principal factors and reasons considered by BNP Paribas Peregrine and its conclusion and advice, we concur with the view of BNP Paribas Peregrine and consider that the terms of each of the Share Purchase Agreement and the Share Subscription Agreement to be fair and reasonable so far as the independent Shareholders are concerned and that both the Acquisition and the Subscription are in the interests of the Company and the

Shareholders as a whole. Accordingly, we recommend the independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Share Purchase Agreement and the Share Subscription Agreement and the transactions contemplated thereunder.

Yours faithfully,
the Independent Board Committee

| **Bao Youde** | **Kwong Che Keung Gordon** | **Cheung Wing Yui** | **Chow Wing Kin Anthony** |
|---|---|---|---|
| *Independent non-executive Director* | *Independent non-executive Director* | *Independent non-executive Director* | *Independent non-executive Director* |

# BNP PARIBAS PEREGRINE

August 15, 2006

The IBC and the independent Shareholders
Ping An Insurance (Group) Company of China, Ltd.
Ping An Building
Ba Gua No. 3 Road
Shenzhen, PRC

Dear Sirs,

## CONNECTED TRANSACTIONS IN RELATION TO ACQUISITION AND SUBSCRIPTION OF SHARES IN SHENZHEN COMMERCIAL BANK COMPANY LIMITED

### INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the IBC and the independent Shareholders in respect of the Non-exempt Connected Transactions (as defined below), details of which are set out in the Letter from the Board contained in the circular of the Company dated August 15, 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

On July 28, 2006, the Company entered into the Share Purchase Agreement with the Vendors in relation to the acquisition by the Company of 1,008,186,384 shares in SZCB, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement for a consideration of approximately RMB1,008 million and entered into the Share Subscription Agreement with SZCB in relation to the subscription of a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB, at a consideration of RMB3,902 million. Completion of each of the Share Purchase Agreement and the Share Subscription Agreement will be conditional upon, inter alia, the other agreement becoming unconditional in all respects. Following completion of the Agreements, SZCB will become an approximately 89.24% owned subsidiary of the Company.

Shenzhen Investment Holdings Co., Ltd. (one of the Vendors) is a promoter of Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company, and thus a connected person of the Company under the Listing Rules. Therefore, the Acquisition constitutes a connected transaction of the Company under the Listing Rules.

Further, as Shenzhen Investment Holdings Co., Ltd. currently holds over 30% of the issued shares in SZCB, SZCB is an associate (as defined under the Listing Rules) of Shenzhen Investment Holdings Co., Ltd. and thus, SZCB is also a connected person of the Company under the Listing Rules. Therefore, the Subscription also constitutes a connected transaction of the Company under the Listing Rules.

Both the Acquisition and Subscription constitute connected transactions (the "Non-exempt Connected Transactions") of the Company under the Listing Rules and are subject to the approval of the independent Shareholders.

Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we will receive any fees or benefits from the Company, their parent company, their respective subsidiaries, or any of their respective associates.

As at the LPD, BNP Paribas Arbitrage (HK) Ltd. ("BNP Paribas Arbitrage"), a member of a group of companies ("BNP Paribas Group") to which we belong, had the following interests in the Company and a connected person of the Company:

| | **Number of shares held by BNP Paribas Arbitrage** | **% of issued share capital** |
|---|---|---|
| The Company | 907,000 | 0.015% |
| HSBC Holdings plc | 10,156,250 | 0.088% |

We do not however consider these interests (which were less than the 5% of the issued share capital of the respective companies as at the LPD as stipulated in Rule 13.84(1) of the Listing Rules) would affect the objectivity of our advice. We consider ourselves independent to give independent financial advice to the IBC and the independent Shareholders in relation to the Non-exempt Connected Transactions pursuant to Rule 13.84 of the Listing Rules. We also consider ourselves to have complied with Rule 13.80 of the Listing Rules. We do not consider these shareholding interest would affect the objectivity of our advice: such interests so held in the Company is no difference from those held by the independent Shareholders in respect of the Transactions. Moreover, the aggregate value of the shares in the Company and its connected person so held is immaterial in terms of either the consolidated gross or net assets of BNP Paribas group taken as a whole.

In formulating our opinions and recommendations, we have relied on the information and facts supplied by or on behalf of the Company and the opinions expressed by, and the representations of, the directors of the Company (the "Directors") and management of the Company, including those set out in the Circular. We understand that the Company and its advisers have conducted due diligence on SZCB and we have assumed that all the information and representations so supplied and all information and representations referred to or contained in the Circular, for which the Company and the Directors are solely and wholly responsible, were true, accurate and complete at the time they were made and up to the date of the Circular.

We have assumed that all of the expectations of the Directors can be met. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable. No representation or warranty, expressed or implied, is made by us on the accuracy of such information or representation. We have also discussed with the Directors the terms of and reasons for the Non-exempt Connected Transactions. We have also sought and received confirmation from the executive Directors that no material facts or information have been omitted from the information supplied and that the representations made or opinions expressed have been arrived at after due and careful consideration. We consider that we have received and have reviewed sufficient information to enable us to form a reasonable basis for our opinion and we have no reason to believe that any material information has been withheld or omitted, or doubt the truth or accuracy of the information provided or representations made.

We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business affairs or assets and liabilities of the Company, SZCB or other parties involved in the Non-exempt Connected Transactions.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated upon, and on the information publicly available to us as of the LPD. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the IBC and the independent Shareholders. As a result, circumstances could develop prior to completion of the Non-exempt Connected Transactions that, if known at the time we rendered our opinion, would have altered our opinion. We assume no responsibility or liability under such circumstances.

## PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering the Non-exempt Connected Transactions for the purpose of giving our independent financial advice to the IBC and the independent Shareholders, we have analysed the Non-exempt Connected Transactions as set out below.

### 1. Background of the PRC's Banking Industry

#### *1.1. Industry Structure*

The PRC banking sector can be broadly classified into seven categories, namely, the Big Four, other joint stock commercial banks, city commercial banks, urban credit cooperatives, rural credit cooperatives, foreign-invested commercial banks and other financial institutions.

The following table sets forth the number of banking institutions, total assets and average assets size for each category as of December 31, 2004:

| | Number of institutions | Total assets | Average assets size |
|---|---|---|---|
| | *(In billions of RMB, except for number of institutions)* | | |
| Big Four[1] | 4 | 17,859.5 | 4,464.9 |
| Joint stock commercial banks[2] | 12 | 4,803.4 | 400.3 |
| City commercial banks[3] | 112 | 1,705.6 | 15.2 |
| Rural credit cooperatives[4] | 32,869 | 3,133.2 | 0.1 |
| Urban credit cooperatives[5] | 623 | 178.7 | 0.3 |
| Foreign-invested commercial banks[6] | 67 | 582.3 | 8.7 |
| Others[7] | 149 | 4,369.9 | 29.3 |

*Source:* CBRC, Banks' annual reports

*Notes:*

(1) Consists of China Construction Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, and Bank of China.

(2) Licensed to engage in commercial banking activities nationwide but is usually of a smaller size with a more regional focus than the Big Four.

(3) Permitted to engage in commercial banking activities generally within specific geographic areas.

(4)/(5) Provide a limited range of designated banking products and services for small enterprises and local residents.

(6) Subject to certain restrictions on their operations expected to be lifted by the end of 2006.

(7) Consists of policy banks, the postal savings bureau, finance companies, trust and investment companies and financial leasing companies.

### 1.2. *Regulatory Environment*

#### *(a) City Commercial Banks*

City commercial banks are permitted to make full provision for doubtful debts before end of 2008 and are required to meet capital adequacy ratio ("CAR") of 8% by January 1, 2007 in accordance with relevant rules and regulations.

#### *(b) Foreign Invested Banks*

Under the Foreign-Invested Financial Institutions Regulations, foreign financial institutions may establish branches, joint venture banks or wholly foreign-owned banks in the PRC, subject to the approval of the CBRC. Foreign-invested commercial banks are permitted to engage in taking foreign currency-denominated deposits, making foreign currency-denominated loans, accepting and

discounting financial instruments, dealing in government bonds, financial institution bonds and certain other approved activities. Currently, foreign-invested commercial banks, upon approval, may provide RMB-denominated banking services to corporate customers and non-PRC nationals in 25 major cities. All geographical restrictions are expected to be removed by December 2006. In addition, foreign-invested commercial banks are expected to be permitted to provide RMB-denominated banking services to PRC nationals by December 2006.

*(c) Equity Investment by Foreign Financial Institutions in PRC Banks*

Under the Measures on Equity Investment by Overseas Financial Institutions (the "Measures") issued on December 8, 2003, foreign equity investment in a PRC commercial bank is currently subject to CBRC's approval. According to these Measures, the equity investment by a single foreign financial institution in a PRC commercial bank shall not exceed 20%. Total foreign ownership in a PRC commercial bank is limited to 25% of its capital. One foreign bank may only invest in 2 PRC commercial banks of the same type.

***1.3. Industry Trends***

*(a) Increasing Demand for Consumer Banking Products and Insurance and Asset Management Services*

The continued rapid economic growth in the PRC fosters domestic wealth creation and accumulation. For the period between 2001 and 2005, the PRC GDP per capita has increased at a compound annual growth rate ("CAGR") of 15.8% whilst annual disposal income per capita in the PRC in respect of urban and rural households has increased at a CAGR of 11.2% and 8.3% respectively. The growth in domestic wealth has created increasing demand for consumer banking products. As the PRC economy continues to develop, customer demand for financial products and services is expected to become more diverse and sophisticated, which also drives the demand for insurance and asset management services.

*(b) Increasing Foreign Competition*

Competition within the PRC from foreign banks is expected to increase in the future as the PRC fulfils its obligations pursuant to the undertakings it made upon its accession into the World Trade Organisation ("WTO") in December 2001. As of the beginning of December 2005, foreign banks were allowed to offer foreign currency-denominated products and services in the PRC without any geographic restrictions and Renminbi-denominated products and services in 25 major cities. It is expected that beginning in December 2006, foreign banks will be allowed to conduct commercial banking activities (both foreign currency-denominated and Renminbi-denominated) in the PRC without any geographic restrictions. More commercial banks from Hong Kong are expected to enter into the PRC banking

market in the coming years since pursuant to the Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA"), Hong Kong commercial banks with total assets of US$6 billion or more may apply to open branches in the PRC, compared with the requirement of US$20 billion in total assets for banks incorporated in other foreign jurisdictions.

**2. Recent Developments of the PRC's Insurance Industry**

The PRC economy is expected to continue its growth at a fast and healthy pace for the rest of this year. With the improvement in purchasing power and living standard of the Chinese citizens, the demand for financial services is expected to develop towards comprehensive wealth management. Pursuant to the provisions governing the PRC's admission to the WTO, by the end of 2006, the finance industry in the PRC will be completely open to the world, thus signalling the end of the transitional period. By that time, it is expected that more foreign financial institutions will enter into the PRC. With the increase in market competitors, domestic financial institutions are expected to speed up their reform and restructuring process in order to compete in the financial services market in the PRC. We note that other PRC insurance companies are also considering expanding their businesses into the provision of other financial services so as to diversify their earning streams. For instance, China Life Insurance Company Limited announced on June 27, 2006 to subscribe for 11.89% of the enlarged share capital of CITIC Securities for RMB3,252 million.

**3. Background of SZCB**

SZCB is a commercial bank established as a Joint Stock Company in the PRC and approved by the PBOC. As at the end of 2004, SZCB ranked 17th amongst banks in the PRC and 3rd amongst city banks in terms of assets value. As SZCB is located in Shenzhen Special Economic Zone, its applicable corporate income tax rate is 15%. The following is a summary of the financial information extracted from the relevant audited financial statements of SZCB prepared in accordance with PRC GAAP.

| **BALANCE SHEET** | **As at 31/12/2005** *(RMB million)* | **As at 31/12/2004** *(RMB million)* |
|---|---|---|
| Current assets | 33,134 | 32,968 |
| Current liabilities | (63,831) | (62,151) |
| Net current liabilities | (30,697) | (29,182) |
| | | |
| Total assets | 69,937 | 66,925 |
| Total liabilities | (67,535) | (64,787) |
| Net assets | 2,403 | 2,138 |

| INCOME STATEMENT | Year ended 2005 (RMB million) | Year ended 2004 (RMB million) |
|---|---|---|
| Net interest income | 1,008 | 865 |
| Operating profit | 846 | 591 |
| Provision for asset and loan impairment | (530) | (396) |
| Net profit | 269 | 155 |

| CASH FLOW STATEMENT | Year ended 2005 (RMB million) | Year ended 2004 (RMB million) |
|---|---|---|
| Operating cash inflow (total) | 61,119 | 67,865 |
| Operating cash outflow (total) | (63,482) | (65,569) |
| Net cash inflow/(outflow) from operating activities | (2,363) | 2,296 |
| Investing cash inflow (total) | 26,171 | 29,082 |
| Investing cash outflow (total) | (24,682) | (33,570) |
| Net cash inflow/(outflow) from investing activities | 1,489 | (4,489) |
| Financing cash inflow (total) | – | – |
| Financing cash outflow (total) | (4) | (30) |
| Net cash outflow from financing activities | (4) | (30) |
| Decrease in cash and cash equivalents | (877) | (2,222) |

According to the audited accounts of SZCB prepared in accordance with PRC GAAP, as at December 31, 2004 and December 31, 2005 respectively, the audited net asset values of SZCB were approximately RMB2,138 million and RMB2,403 million. For the years ended December 31, 2004 and December 31, 2005 respectively, SZCB reported net profits of RMB155 million and RMB269 million after taxation and extraordinary items respectively.

According to the adjusted unaudited figures of SZCB prepared in accordance with IFRS compiled based on procedures performed in a due diligence exercise by the Company and their advisers, the net liability value of SZCB was approximately RMB1,771 million as at December 31, 2005. The net liability value as at December 31, 2005 included all material adjustments that should have been provided for under IFRS. Other than impairment provisions on loans and fair value adjustments to investments and derivatives, there are no other material differences between key profit and loss items of SZCB prepared in accordance with PRC GAAP and IFRS. As a result of the difference in accounting requirements between PRC GAAP and IFRS, the adjusted unaudited net loss after tax of SZCB for the year ended December 31, 2005 in accordance with IFRS was RMB2,322 million, which reflected adjustments that were mainly attributable to fair value of investments and derivatives and impairment provisions on loans in the amount of approximately RMB2,600 million. These recurring adjustments are not entirely

attributable to the year ended December 31, 2005 but they have been taken up in 2005. We are given to understand that the necessary information required for the Company to properly apportion the adjustments to years prior to 2005 was not available.

Based on the audited accounts of SZCB prepared in accordance with PRC GAAP, as at December 31, 2005, SZCB had total loans (before impairment provisions) of RMB43,724 million and the estimated non-performing loans was RMB4,636 million which represented 10.6% of the total loans.

Furthermore, as at December 31, 2005, a significant portion of the total customer deposits of SZCB was sourced from its related parties, predominantly from the Shenzhen Finance Bureau. We are given to understand that no preferential rate was given to such related parties.

**4. Reasons for and benefits of the Non-exempt Connected Transactions**

***4.1. In line with Company's strategy to become an integrated financial services provider***

It is stated in the Letter from the Board contained in the Circular that the acquisition of SZCB is in line with the Company's strategy as set out in the Company's 2005 annual report of growing its existing banking business in order to fully leverage the Group's strengths. In fact, the Company already has subsidiaries engaged in financial services other than insurance such as Ping An Bank Limited, Ping An Securities Company, Ltd., and Ping An Asset Management Co. Ltd. The Directors consider the Group possesses the following strengths – the Group's strong national brand and infrastructure and ability to cross-sell banking and insurance products to the Group's customers; further development of product bundling opportunities (especially in the area of wealth management); and the Group's strong technology infrastructure and its staff's sales and marketing expertise. Therefore, the Acquisition is expected to provide the Company the opportunity to further develop its multiple financial services platform to support its three pillar business strategy of insurance, banking and asset management.

We note from the Company's 2005 annual report that the Group's insurance business has been gradually transformed into a group sales channel that offers comprehensive financial services. Positive results in product structuring, team quality and back-office support management has been achieved. Its bancassurance business has effectively maintained its business platform, team scale and core branch network. In addition, according to the Company's 2005 annual report that its distribution network includes a sales force of approximately 200,000 individual life insurance sales agents and approximately 1,600 group insurance sales representatives.

We also note from the Company's 2005 annual report that the Company's subsidiary engaged in banking business, Ping An Bank Limited, recorded net profits of approximately RMB7 million in 2005, compared with approximately RMB3 million in 2004. Total revenue amounted to approximately RMB25 million in 2005 compared with

approximately RMB10 million in 2004. As at the LPD, Ping An Bank Limited had 2 branches, compared with SZCB, which is of a larger business scale and had 46 branches. We understand from the management of the Company that Ping An Bank Limited has obtained preliminary approval to prepare for RMB-denominated business for corporate customers and to increase its registered capital by RMB200 million. The capital injection has been made. We have been advised by the management of the Company that prior to and after the increase in registered capital, the Company holds approximately 73% in the registered capital of Ping An Bank Limited.

The primary product to be cross sold by the Company to SZCB is expected to be the products of the Company's bancassurance business, which is at present one of the three major business lines of the Company's life insurance business. With the acquisition of SZCB, the Company expects the relative contribution of the bancassurance segment to the Group's business to increase. On the other hand, the primary product to be cross sold from SZCB to the Company is expected to be credit cards. By fully utilising the strengths of the Group in the financial sector, the Company will be well positioned to diversify its earnings into an area of high growth and returns.

***4.2. Choice of SZCB to cope with the Company's strategic development***

In the face of increasing market competition, domestic financial institutions are expected to speed up their reform and restructuring process in order to gain a competitive edge in the financial services market in the PRC. Insurance companies in the PRC are also considering expanding their businesses into the provision of other financial services so as to diversify their earning streams. At the same time, the continued rapid economic growth in the PRC fosters domestic wealth creation and accumulation, which gives rise to a strong foundation for development in the PRC banking industry. Against these backgrounds, the Company has decided to move forward in its business development. Against the scarcity of investment opportunities in the PRC's banking sector, the Directors are of the view that it is a right timing for the Company to invest in SZCB, which is of an appropriate investment scale in comparison with the Company and its existing banking business. As stated in the Letter from the Board contained in the Circular that SZCB is a commercial bank established as a Joint Stock Company in the PRC and approved by the PBOC and as at the end of 2004, SZCB ranked 17th amongst banks in the PRC and 3rd amongst city banks in terms of assets value. The Directors consider that the strategic investment in SZCB can foster the development of its banking business platform.

***4.3. Strengthen Company's leading regional position in the financial services market***

SZCB provides wide-ranging services in both commercial and personal banking, including deposit services, clearing services, foreign exchange, financing, corporate banking, personal internet banking. SZCB has an extensive operation network in Shenzhen, including 46 branches and 150 automatic teller machines as at the LPD.

SZCB has not yet launched a credit card product but the necessary credit card licence has been granted by the CBRC. The acquisition of SZCB provides the Group with the ideal opportunity to reap the rewards of the preparatory work done by it to enter the credit card business over the last two years. The platform of SZCB is expected to provide instant access to other retail banking market segments such as mortgage lending.

The Group is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers. Given that SZCB is also located in Shenzhen, at where the Group's headquarters is situated, there is greater synergy expected to be gained from leveraging on regional cooperative advantages.

***4.4. Implementation plan for the Non-exempt Connected Transactions***

Currently, SZCB's asset portfolio is concentrated in real estate lending, with the majority being loans/advances to property developers, residential and commercial mortgages. In order to reduce the concentration of loan profile, in the future SZCB will focus on businesses with i) mass retail market; ii) wealthier individuals; and iii) small and medium enterprises. It is expected SZCB will group its customers into different segments so as to allow SZCB to create a sustainable competitive positioning in the market.

A branch network planning and development function will be established to ensure that the growth and development of the branch network in the future is aligned with the customer segment strategies.

As advised by the Directors and management of the Company, upon completion of the Acquisition, the board of directors of SZCB will be restructured with the introduction of directors with relevant international and domestic experience and the board committee infrastructure will be upgraded to improve SZCB's corporate governance. Management capability of SZCB will also be enhanced through additions of new and experienced resources to the management team. It is currently expected that new appointments will be made and more resources will be allocated to the areas of compliance, operations and technology, credit cards and retail banking etc.

We understand that the Company is preparing a detailed implementation plan for the future development of SZCB and the detailed implementation plan is not yet available as the Company just entered into the Agreements on July 28, 2006. Given the strengths of the Group in the financial services industry, the Directors are confident to the future business development of SZCB and its collaboration with other business of the Group.

Having considered the above reasons and factors, there is no reason for us to doubt the commercial reasoning of the Non-exempt Connected Transactions.

**5. Terms of the Non-exempt Connected Transactions**

***5.1. Basis of the Consideration***

– *Invited bidding*

It is stated in the Letter from the Board contained in the Circular that pursuant to an invitation for expression of interest to acquire a controlling interest in SZCB,

the Company submitted a bid and was selected as the preferred bidder. Following further negotiations, the Transactions were concluded with the signing of the Share Purchase Agreement and the Share Subscription Agreement on July 28, 2006. Despite the invited bidding process, the Acquisition and Subscription constitute connected transactions of the Company under Listing Rules due to the reasons mentioned in the introduction section.

– *Factors considered in determining the consideration*

The consideration for the Acquisition in accordance with the Share Purchase Agreement is approximately RMB1,008 million and the consideration for the Subscription in accordance with the Share Subscription Agreement is RMB3,902 million. The terms of the Non-exempt Connected Transactions were arrived at after arm's length negotiation with reference to:

(a) strategic benefit that SZCB may provide to the Group in developing its banking business;

(b) synergies to be generated from the Acquisition and the Subscription, both in terms of revenue and cost synergies;

(c) financial and business conditions and outlook of SZCB, including SZCB's status as a leading city commercial bank in the PRC;

(d) amount of additional provision for asset impairment under IFRS and additional capitalization required to improve SZCB's CAR to 8%;

(e) extent of premium required in acquiring a controlling interest;

(f) terms of prior strategic investments by other parties in Chinese banks;

(g) the asset purchase agreement dated July 28, 2006 and entered into by the Shenzhen Finance Bureau and SZCB pursuant to which the Shenzhen Finance Bureau shall purchase from SZCB non-performing assets with an aggregate original book value of RMB1,008 million at a consideration of RMB1,008 million, and the asset purchase agreement will become effective upon the payment of the consideration for the Acquisition by the Company. We understand from the management of the Company that this transaction will improve the adjusted unaudited net asset value of SZCB in accordance with IFRS; and

(h) based on the foregoing factors, the price-to-book multiple of approximately 1.75x, which is derived from the aggregate consideration of approximately RMB4,910 million for the approximate 89.24% shareholding in SZCB, on one hand, and SZCB's adjusted unaudited net asset value of RMB3,139 million prepared in accordance with IFRS, which was based on the audited net asset value of SZCB as at December 31, 2005 prepared under PRC GAAP and has given effect to the Subscription and the purchase of non-performing assets by the Shenzhen Finance Bureau pursuant to the asset purchase agreement, on the other hand.

Both the price of the shares in SZCB under the Share Purchase Agreement and that under Share Subscription Agreement are at par value of RMB1 per share, which is comparable to the price of RMB1.04 per share for the transfer of shares in SZCB to some of the employees of SZCB on January 24, 2006 as mentioned as a post-balance sheet date event in the 2005 audited financial statements of SZCB.

In assessing the fairness of the terms of Non-exempt Connected Transactions, we have considered the factors set out below.

– *Market Comparables*

In formulating our opinion, we have conducted the ratio analysis set out below and have considered such ratios of certain selected listed companies principally engaged in banking business in the PRC (the "Market Comparables"). The following table sets out the relevant ratios of certain comparable listed companies based on i) their respective average closing price for the last 30 trading days up to and including the date of the Agreements (i.e. July 28, 2006); and ii) their latest fiscal year's publicly available financial information.

**Table 1: Market Information of Market Comparables**

| | **P/E** | **P/B** | **ROE** | **Operating profit** | **Year-on-year change** | **Net profit** | **Year-on-year change** | **Market Cap.** |
|---|---|---|---|---|---|---|---|---|
| | | | | *(FY2005 figures in million RMB, except for ratios)* | | | | |
| **Hong Kong Listed Banks** | | | | | | | | |
| Bank of China | 29.85 | 3.46 | 11% | 65,122 | 7% | 25,921 | 16% | 901,343 |
| Bank of Communications | 25.22 | 2.84 | 11% | 17,141 | 56% | 9,249 | 477% | 230,234 |
| China Construction Bank | 17.00 | 2.82 | 16% | 70,622 | 17% | 47,103 | –4% | 790,338 |

| | P/E | P/B | ROE | Operating profit | Year-on-year change | Net profit | Year-on-year change | Market Cap. |
|---|---|---|---|---|---|---|---|---|
| | *(FY2005 figures in million RMB, except for ratios)* | | | | | | | |
| **PRC Listed Banks** | | | | | | | | |
| China Merchant Bank | 20.80 | 3.00 | 14% | 10,098 | 22% | 3,749 | 14% | 77,987 |
| China Minsheng Banking | 11.16 | 1.99 | 18% | 5,852 | 39% | 2,760 | 37% | 30,797 |
| Huaxia Bank | 12.92 | 1.67 | 13% | 3,777 | 21% | 1,401 | 36% | 18,096 |
| Shanghai Pudong Development Bank | 14.64 | 2.34 | 16% | 7,535 | 21% | 2,558 | 30% | 37,442 |
| Shenzhen Development Bank | 50.74 | 2.86 | 6% | 2,803 | –1% | 286 | –13% | 14,535 |
| **Average** | **23.48** | **2.70** | **13%** | **27,564** | **21%** | **13,216** | **68%** | **263,691** |
| **Median** | **20.80** | **2.84** | **13%** | **10,098** | **21%** | **3,749** | **16%** | **77,987** |
| **SZCB** | **nm** | **1.75** | **nm** | **na** | **na** | **nm** | **nm** | **nm** |

*Source:* Company 2005 Annual Reports, Datastream

*Notes:*

(1) All the financial figures of Market Comparables are based on 2004 and 2005 financial results prepared under IFRS.

(2) Each of the Market Comparables is selected based on certain criteria, including:

a. a minimum of approximately 60% of the core revenue is generated within the PRC;

b. the company was making a profit during the period under consideration; and

c. the company is listed on a recognised stock exchange.

(3) Respective company's market capitalisation was determined according to information available from Datastream based on the average closing price for the last 30 trading days up to and including the date of the Agreements.

(4) Operating profit is shown on a before impairment loss on loans and advances and others basis whilst net profit refers to net profit attributable to shareholders as set out in the financial statements of the respective companies for the latest publicly available fiscal year.

(5) P/B multiple of 1.75x of SZCB is derived from the aggregate consideration of approximately RMB4,910 million for the approximate 89.24% shareholding in SZCB, on one hand, and SZCB's adjusted unaudited net asset value of RMB3,139 million prepared in accordance with IFRS, which was based on the audited net asset value of SZCB as at December 31, 2005 prepared under PRC GAAP and has given effect to the Subscription and the purchase of non-performing assets by the Shenzhen Finance Bureau pursuant to the asset purchase agreement, on the other hand.

(6) Exchange rate for the date of the Agreements of RMB1=HK$0.9738 has been used.

(7) nm – not meaningful; na – not applicable.

(8) P/E multiple of SZCB is not meaningful for comparison purpose as its 2005 net profit figure under IFRS was negative.

It should be noted that Market Comparables are listed companies and are more liquid and sizable compared with SZCB. It should also be noted that the businesses, operations and prospects of SZCB are not completely the same as those companies set out in the table above. Some of the Market Comparables are national commercial banks whilst SZCB is a city commercial bank. As such, such information should be used with care.

– *Completed Transactions*

We have identified the following completed transactions which involved the acquisition of equity interests in PRC banks by *foreign investors* (the "Completed Transactions") and, to some extent, are in our view comparable to the Non-exempt Connected Transactions. The relevant percentages of interest acquired, the P/B ratio and the P/E ratio for the Completed Transactions are as follows:

| Date | Target name | Acquiror name | Percentage of interest acquired | P/B multiple | PE multiple |
|---|---|---|---|---|---|
| May 2004 | Shenzhen Development Bank | Newbridge Asia AIV III LP | 17.89 | 1.65 | 22.19 |
| July 2004 | China Minsheng Bank | International Finance Corporation | 1.08 | 1.49 | 8.16 |
| December 2004 | Chinese Mercantile Bank | ICBC (Asia) | 100.00 | 1.10 | nm |
| March 2005 | Bank of Beijing | ING Bank and International Finance Corporation | 24.90 | 1.25 | 12.62 |
| June 2005 | China Construction Bank Corp | Bank of America Corp | 9.00 | 1.15 | 4.53 |
| June 2005 | China Construction Bank Corp | Temasek Holdings (Pte) Ltd | 5.10 | 1.19 | 4.69 |

| Date | Target name | Acquiror name | Percentage of interest acquired | P/B multiple | PE multiple |
|---|---|---|---|---|---|
| August 2005 | Bank of China | Royal Bank of Scotland, Asia Financial Holdings, UBS and Asian Development Bank | 16.19 | 0.99 | 9.38 |
| October 2005 | Nanjing City Commercial Bank | BNP Paribas SA | 19.20 | 1.85 | 16.94 |
| October 2005 | Huaxia Bank | Investor Group | 14.00 | 1.84 | 18.75 |
| January 2006 | Industrial and Commercial Bank of China | Investor Group | 10.00 | 1.22 | 10.80 |
| **Average** | | | **21.74** | **1.37** | **12.01** |
| **Median** | | | **15.10** | **1.24** | **10.80** |
| **Non-exempt Connected Transactions** | | | **89.24** | **1.75** | **nm** |

*Source:* SDC Platinum, respective company announcements, prospectuses and other published financial information

*Notes:*

(1) Only completed transactions are included in the above table.

(2) The relevant ratios of China Construction Bank and Bank of China are calculated based on the respective bank's financial statements prepared in accordance with IFRS, while the other banks' financial statements are prepared based on PRC GAAP.

(3) Chinese Mercantile Bank was engaged in non-RMB-denominated business in the PRC whilst other target banks were engaged in RMB-denominated business at the time of the respective transaction.

(4) P/B multiples are calculated based on net asset value of respective company adjusted for issuance of new shares, if any, under the respective transaction unless relevant information is not available.

(5) P/E multiple of SZCB is not meaningful for comparison purpose as its 2005 net profit figure under IFRS was negative.

It should however be noted that almost all of the Completed Transactions are related to acquisition of minority stakes, whereas the Non-exempt Connected Transactions will result in acquiring a controlling stake and thus involve a control premium. It should also be noted that part of the targets' financials of the Completed Transactions were not prepared in accordance with IFRS and that each of the Completed Transactions was subject to different commercial and accounting classifications and therefore may not be completely comparable.

We have considered the following ratio analysis:

– *Price to earnings ("P/E") multiple*

It is stated in the Letter from the Board contained in the Circular that the adjusted unaudited net loss after tax of SZCB for the year ended December 31, 2005 in accordance with IFRS was approximately RMB2,322 million, which reflected adjustments that are mainly attributable to fair value of investments and derivatives and impairment provisions on loans in the amount of approximately RMB2,600 million. This is due to the difference in accounting requirements between PRC GAAP and IFRS. These recurring adjustments are not entirely attributable to the year ended December 31, 2005 but they have been taken up in 2005. We are given to understand that the necessary information required for the Company to properly apportion the adjustments to years prior to 2005 was not available. P/E multiples are therefore considered not to be an appropriate measure in respect of the Non-exempt Connected Transactions.

– *Price to book ("P/B") multiple*

P/B multiples are widely used in the banking industry. This valuation methodology reflects the future earning potential of underlying assets of a company. We note that a significant portion of the net asset value of SZCB adjusted in accordance with IFRS and having given effect to the Subscription and the purchase of non-performing assets by the Shenzhen Finance Bureau pursuant to the asset purchase agreement, will be attributable to the Subscription Monies and that SZCB generated recurring net profit before the IFRS adjustment. We have discussed with the Directors and they are of the view that business development of SZCB has historically been constrained by its capital base and the Subscription Monies will enable the growth of its business with a focus on consumer banking products. In view of the above, we consider P/B multiples to be an appropriate measure in respect of the Non-exempt Connected Transactions.

On basis of the aggregate consideration of the Non-exempt Connected Transactions of approximately RMB4,910 million for the approximately 89.24% shareholding in SZCB and SZCB's adjusted unaudited net asset value of RMB3,139 million prepared in accordance with IFRS, which was based on the audited net asset value of SZCB prepared under PRC GAAP and has given effect to the Subscription and the purchase of non-performing assets by the Shenzhen Finance Bureau pursuant to the asset purchase agreement, the implied P/B multiple of the Non-exempt Connected Transactions is approximately 1.75x, which falls within the range of P/B multiple of:

(i) the Market Comparables between approximately 1.67x and approximately 3.46;

(ii) the Completed Transactions between approximately 0.99x and approximately 1.85x.

We note that the P/B multiple of the Company was approximately 4.86x as of date of the Agreements

We also note that the adjustments under the IFRS are mainly attributable to fair value of investments and derivatives and impairment provisions on loans. Subject to the approval from the relevant PRC tax authority, the underlying items of such adjustments may constitute tax deductible items of SZCB. Should the Company be able to account for deferred tax assets in relation to any or all of the adjustment under IFRS (subject to the approval from relevant PRC tax authority), the P/B multiple implied by the Non-exempt Connected Transactions would be lower than 1.75x. However, we understand from the Company and its professional advisers that there is no assurance any or all of such items will be accepted by the relevant PRC tax authority as tax deductible items and, if so, the amount.

*5.2. Assets to be acquired*

The Transactions will involve the following:

- Purchase of 1,008,186,384 shares at par value of RMB1 each under the Share Purchase Agreement; and

- Subscription of 3,902 million shares at par value of RMB1 each under the Share Subscription Agreement.

The SZCB shares shall, when respectively acquired or issued, rank pari passu in all aspects with the shares in SZCB then in issue, including rights to dividends and other distribution, from the date of completion of the Acquisition and Subscription. In addition, under the Share Purchase Agreement, any profits attributable to the transferred shares for period from January 1, 2006 to the date of completion of the Acquisition that are permitted to be distributed to the shareholders under the relevant rules and regulations of the PRC shall belong to the Vendors, if any. Under the relevant rules and regulations, among other things, SZCB should not distribute any profits to its shareholders before SZCB had met the required CAR of 8%. Based on current financial position of SZCB, SZCB does not meet the required CAR of 8%. Therefore, the Directors expect no distributable profits are available for SZCB's shareholders up to the date of completion of the Acquisition. In addition, they are not aware of any material change in SZCB's operating and financial position up to the LPD. We have also been advised by the Directors that the Company planned to perform a full scope audit to assess the financial position of SZCB upon completion of the Acquisition. We have been advised by the management of the Company that as at the date of the Share Purchase Agreement, the remaining shareholding interest in SZCB were held by the Independent Third Parties.

*5.3. Other Terms of the Share Purchase Agreement*

(a) The Vendors have undertaken, among other things, during the period from the date of the Share Purchase Agreement to the date of completion of the Acquisition, to procure SZCB not to carry out certain acts without the consent of the Company, which include any restructuring (including but not limited to merger with any other companies); debt incurred by non-operating activities (including bond issuance); unless proper and necessary, the employment and layoff of key members of staff or material change to employment terms and conditions of such key members of staff; and material capital expenditure and material guarantee (i.e. involving an amount exceeding RMB10 million).

(b) The Vendors shall procure the support for deposit-taking and lending business of SZCB within 6 months from the date of completion of the Acquisition.

(c) The Company, where in compliance with the requirements of regulatory authorities, will allow SZCB to acquire the Company's controlling stake in Ping An Bank Limited or to convert Ping An Bank Limited into a branch of SZCB.

(d) Since the Acquisition is based on the fact that the Company has engaged appropriate advisers to conduct or in its own capacity has conducted due diligence on the actual situation of SZCB, which includes but not limited to the establishment, existence, legal position, operating rights and licence, property, finance, current contracts and its performance, as well as any legal proceedings which has arisen or may arise, any party to the Acquisition does not have the right to suggest any form of compensation from the other in relation to its commercial decision made for the Acquisition.

(e) Within 12 months from the date of completion of the Acquisition, if the Company discovers that prior to completion, SZCB or its employees had committed such acts of misconduct and fraud (including but not limited to those penalised by regulatory authorities) or fraud of customers of SZCB was found by regulatory authorities, which has not been disclosed during the due diligence exercise and which has an accumulated direct negative impact on SZCB's assets of over RMB100 million, the Vendors shall jointly and severally compensate the Company in proportion to their respective shareholding of the transferred shares for the accumulated loss in excess of RMB100 million up to a maximum of RMB500 million.

(f) Should any of the warranties by any one of the Vendors be untrue, inaccurate, breached, or owing to any other reasons SZCB suffers material adverse effects which will reduce the net asset value of SZCB by RMB200 million or above, the Company has the right to terminate the Share Purchase Agreement following a 45 day period in which the Vendors shall be allowed to take remedial action.

Having taken into consideration the above reasons and factors, we consider the terms of the Non-exempt Connected Transactions to be fair and reasonable to the Company so far as the independent Shareholders taken as a whole is concerned.

## FINANCIAL EFFECT OF THE NON-EXEMPT CONNECTED TRANSACTIONS ON THE COMPANY

### 1. Effect on earnings

The audited consolidated net profits after taxation and extraordinary items of the Company for year ended December 31, 2005 was approximately RMB4,265 million. The financial results of SZCB will be consolidated into the Group's consolidated financial statements, and approximately 89.24% of SZCB's operating results will be shared by the Group after completion of the Non-exempt Connected Transactions. As the aggregate consideration for the Acquisition and the Subscription of approximately RMB4,910 million will be satisfied by the Group's internal funds, including cash on hand, the interest and/or investment income might be affected by the use of internal funds. Based on the aggregate consideration of approximately RMB4,910 million and the Company's reported total investment yield of approximately 4.3% for the year ended December 31, 2005, it gives rise to an estimated opportunity cost of approximately RMB211 million per annum. The Directors do not expect the Non-exempt Connected Transactions to have any immediate material effect on the earnings of the Company and we concur with their view. Nevertheless, as a result of potential synergies to be generated, the Directors expect long-term earnings benefits to result from the Non-exempt Connected Transactions.

### 2. Effect on net asset value

The audited consolidated net asset value of the Group attributable to shareholders of the Company as at December 31, 2005 was approximately RMB33,522 million. The aggregate consideration shall be payable in cash by the Company, which will be satisfied by the internal resources of the Group. It is expected that the aggregate consideration for the Acquisition and Subscription will exceed the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of SZCB under the Agreements and an amount of goodwill will be recorded. After the initial recognition, the Company shall assess any impairment loss on such goodwill. In view of the financial and business conditions and prospects of SZCB, the Directors do not expect any impairment of such goodwill in the near future. The Directors also anticipate that there would be no significant adverse effect on the net asset value of the Group resulting from the Non-exempt Connected Transactions and we concur with their view.

### 3. Effect on cash position

As at December 31, 2005, cash and cash equivalents of the Group were approximately RMB17,636 million. It is stated in the Letter from the Board contained in the Circular that the consideration for the Acquisition and Subscription totalling approximately RMB4,910 million will be satisfied by the Group's internal funds including cash on hand, which use of funds has been approved by the CIRC. The cash and cash equivalents of the Group will be reduced accordingly upon completion of the Non-exempt Connected Transactions.

## MATTERS TO DRAW SHAREHOLDERS' ATTENTION

### 1. Implementation risk

It has been stated in the Letter from the Board contained in the Circular that SZCB has been burdened with historical non-performing loans. Since SZCB is a city commercial bank, its collateral is further concentrated in Shenzhen city. Although SZCB will transfer non-performing loans with an aggregate original book value of RMB1,008 million to Shenzhen Finance Bureau, there is no assurance that SZCB's existing loans and advances to customers may not be deteriorated in quality particularly if there is a downturn in the property market in Shenzhen where the majority of SZCB's existing loan portfolio lie. The deposit portfolio has also concentrated with a significant proportion of deposits coming from government entities.

Upon completion of the Non-exempt Connected Transactions with planned capital injection, the bank will be recapitalized to exceed the required CAR of 8% as well as a full restructuring of the portfolio by making the additional provisions. Apart from the existing management team of SZCB, the Company plans to recruit competent and well-trained personnel with relevant international and domestic experience and to upgrade the SZCB's board committee infrastructure in order to enhance corporate governance. Shareholders should note that the Company also plans to procure SZCB to develop new business strategies with a focus on consumer banking business, such as launch of credit card business, which is new to both SZCB and the Group. Shortly after entering into the Agreements, the Company has started preparing a detailed implementation plan for SZCB. The Company considers strengthening the segregation of duties at SZCB between the functions of day-to-day business operation at sub-branches and credit risk management such as loan classification and taking action to ensure that the function of the asset risk management of SZCB is properly supported by the system that can generate management/exception reports for the decision-making of senior management. The Company also considers to procure the asset and liabilities committee at SZCB to set up policies as to loan concentration and diversification and update the policies periodically. A strategic investor of the Company has been offering technical assistance to the Company in the banking area, which it can utilise for development of its banking business.

There would be implementation risk in making the aforementioned changes including recruiting the personnel and/or obtaining the support and expertise if required, and the transformation may or may not give rise to the results and/or in accordance with the time frame as expected by the Directors, although the Company has experience in carrying out banking business through Ping An Bank Limited, which is of a smaller scale compared with SZCB and operates in different business segments.

### 2. Historical financial performance may not reflect future earning ability

It is stated in the Letter from the Board contained in the Circular that based on the audited accounts of SZCB prepared in accordance with PRC GAAP, for the years ended December 31, 2004 and December 31, 2005 respectively, SZCB reported audited net profits of RMB217 million and RMB347 million before taxation and extraordinary items and net profits of RMB155 million and RMB269 million after taxation and extraordinary items respectively.

According to the adjusted unaudited figures of SZCB prepared in accordance with IFRS compiled based on procedures performed in a due diligence exercise by the Company and their advisers, the adjusted unaudited net profit after tax of SZCB for the year ended December 31, 2004 was RMB253 million whereas the adjusted unaudited net loss after tax of SZCB for the year ended December 31, 2005 was RMB2,322 million. Details of the adjustments are set out in the section of background of SZCB.

It should also be noted that the new business direction of SZCB after the Non-exempt Connected Transactions will on one hand give rise to a new revenue mix and profitability of SZCB and on the other hand will increase its costs due to launch of new products and implementation of measures to enhance corporate governance.

After discussion with the Directors and the advisers of the Company and reviewing the relevant documents provided by the Company and its advisers, there is no reason for us to doubt the above statements made by the Directors. However, independent Shareholders should note that historical profitability of SZCB may not be used as a reliable indicator for its future earning contribution to the Company.

**3. Increasing competition in the PRC banking industry**

The PRC banking industry is expected to become increasingly competitive. Apart from competition among the four largest and other PRC banks and financial institutions, competition from foreign-invested commercial banks is expected to increase in the future, as regulatory restrictions on their geographical presence, customer base and operating licenses in the PRC are scheduled to be removed by December 2006 as part of the PRC's commitment in its accession to the WTO. CEPA, which allows Hong Kong banks to operate in the PRC, may also increase competition in the PRC banking industry. Independent Shareholders should therefore be aware of the impact of the aforementioned industry factor to SZCB.

**4. Reallocation of resource and future funding requirement**

As the Company's strategy is to become an integrated financial services provider in the long run, to cope with future expansion in banking segment, the Group may require reallocating its resources in insurance segment to banking segment and/or may require additional financing from external sources. Nevertheless, the Directors confirm that the use of the internal funds to satisfy the consideration for the Acquisition and Subscription as such will not affect the insurance arms of the Group to meet the solvency margin requirement under current relevant regulatory requirements.

**5. No claims against the Vendors upon completion of the Transactions**

No express warranty was given by the Vendors as to the net asset value of SZCB in the Share Purchase Agreement. The Share Purchase Agreement provides that, inter alia, (i) if there are any adverse material effect which will reduce the net asset value of SZCB by RMB200 million or above, the Company has the right to terminate the Share Purchase Agreement

following a 45 day period in which the Vendors shall be allowed to take remedial action; and (ii) the Vendors shall jointly and severally compensate the Company in proportion to their respective shareholding of the transferred shares for the accumulated loss in excess of RMB100 million up to a maximum of RMB500 million for certain acts or fraud.

The Directors currently intend that if there are any adverse material effect which will reduce the net asset value of SZCB by RMB200 million or above, they will not proceed with the Acquisition unless the Vendors have taken remedial action to their satisfaction. In the event that i) the net asset value of SZCB is reduced by not more than RMB200 million and ii) the Acquisition is not terminated, the P/B multiple implied by the Transactions will be up to 1.87x.

However, the independent Shareholders should also note that save for the above, the Share Purchase Agreement does not contain any other express term setting out a monetary remedy against the Vendors for any amount of reduction in the net asset value of SZCB.

We note that since June 2006, an interim working committee has been established consisting of four representatives from the Company and two from SZCB which meets bi-weekly to consider any issues of major significance to the bank (including but not limited to material credit decisions, capital investment, human resource decisions etc.). This is also intended to protect the Company's interests during the period before the completion of the Acquisition. However, this does not constitute an assurance that SZCB will not suffer material adverse effects prior to completion of the Acquisition. We also note that the Company plans to conduct a special audit in order to ascertain the financial position of SZCB upon completion of the Share Purchase Agreement.

## CONCLUSION

Having taken into account the above principal reasons and factors, we are of the view that the Non-exempt Connected Transactions are fair and reasonable, on normal commercial terms, and in the interest of the Company and its Shareholders as a whole. Accordingly, we would advise the independent Shareholders to vote in favour of the relevant resolutions concerning the Non-exempt Connected Transactions to be proposed at the EGM. We would also advise the IBC to recommend the independent Shareholders to vote in favour of such relevant resolutions.

Yours faithfully,
For and on behalf of
**BNP Paribas Peregrine Capital Limited**
**Wiley O' Yang**
*Managing Director*

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

### (a) Directors' and Supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the LPD, the interests and short positions of the directors, chief executive or supervisors of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules, were as follows:

*Long positions in shares of the Company*

| Name of Substantial Shareholder | | H/Domestic ("D") shares | Capacity | *Note* | No. of H/D shares | Nature of interest | Percentage of total number of H/D shares in issue | Percentage of total shares in issue |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | *(%)* | *(%)* |
| Cheung Chi Yan Louis | Executive Director | H | Beneficial owner | | 248,000 | Long position | 0.01 | 0.004 |
| Lin Li | Supervisor | D | Interest of controlled corporations | *(a)* | 176,000,000 | Long position | 4.84 | 2.84 |

*Note:*

(a) Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at the LPD, none of the directors, chief executive or supervisors of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and

the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

**(b) Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial Shareholders**

So far as is known to the Directors, as at the LPD, the following persons (not being a director, chief executive or supervisor of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

*Long positions in shares of the Company*

| Name of Substantial Shareholder | H/Domestic ("D") shares | Capacity | *Notes* | No. of H/D shares | Nature of interest | Percentage of total number of H/D shares in issue (%) | Percentage of total shares in issue (%) |
|---|---|---|---|---|---|---|---|
| HSBC Holdings plc | H | Interest of controlled corporations | *1,2,3* | 1,233,870,388 | Long position | 48.22 | 19.92 |
| HSBC Insurance Holdings Limited | H | Beneficial owner | *1* | 618,886,334 | Long position | 24.19 | 9.99 |
| The Hongkong and Shanghai Banking Corporation Limited | H | Beneficial owner | *3* | 614,099,279 | Long position | 24.00 | 9.91 |
| Shenzhen Investment Holdings Co., Ltd. | D | Beneficial Owner | | 543,181,445 | Long position | 14.94 | 8.77 |
| Shenzhen Jingao Industrial Development Co., Ltd. | D | Interest of controlled corporations | *4* | 148,000,000 | Long position | 4.07 | 2.39 |
| | | Beneficial Owner | | 331,117,788 | Long position | 9.11 | 5.34 |
| | | | | 479,117,788 | | 13.18 | 7.73 |
| Ping An Securities Company, Ltd. Labor Union | D | Interest of controlled corporations | *4* | 479,117,788 | Long position | 13.18 | 7.73 |
| China Ping An Trust & Investment Co., Ltd. Labor Union | D | Interest of controlled corporations | *4* | 479,117,788 | Long position | 13.18 | 7.73 |

| Name of Substantial Shareholder | H/Domestic ("D") shares | Capacity | *Notes* | No. of H/D shares | Nature of interest | Percentage of total number of H/D shares in issue (%) | Percentage of total shares in issue (%) |
|---|---|---|---|---|---|---|---|
| Shenzhen New Horse Investment Development Co., Ltd. | D | Beneficial Owner | 5 | 389,592,366 | Long position | 10.71 | 6.29 |
| Ping An Insurance (Group) Company of China, Ltd. Labor Union | D | Interest of controlled corporations | 5 | 389,592,366 | Long position | 10.71 | 6.29 |
| Yuan Trust Investment Company Ltd. | D | Beneficial Owner | | 380,000,000 | Long position | 10.45 | 6.13 |
| Shenzhen Shum Yip Investment Development Company Ltd. | D | Beneficial Owner | | 301,585,684 | Long position | 8.29 | 4.87 |
| Guangzhou Hengde Trade Development Co., Ltd. | D | Beneficial Owner | 6 | 200,000,000 | Long position | 5.50 | 3.23 |
| Li Siu Nam | D | Interest of controlled corporations | 6 | 200,000,000 | Long position | 5.50 | 3.23 |
| Shenzhen Wuxin Yufu Industrial Co., Ltd* | D | Beneficial Owner | | 195,455,920 | Long position | 5.37 | 3.16 |

* Formerly known as Wuhan Wuxin Industrial Co., Ltd.

*Notes:*

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd., was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(6) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

Save as disclosed above, as at the LPD, the Directors were not aware of any other person (other than the directors, chief executive or supervisors of the Company) who had, or was deemed to have, interests or short positions in the shares or underlying shares of the Company (including any interests in options in respect of such capital), which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

## 3. DIRECTORS' COMPETING INTEREST

The following directors of the Company is considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Anthony Philip HOPE, a non-executive director of the Company, is also a director of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long term, property and casualty and composite insurance business in Hong Kong, respectively. As China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited has, to a certain extent, overlapped and thus may compete with those of China Ping An Insurance (Hong Kong) Company Limited.

Mr. Wong Tung Shun Peter, a non-executive director of the Company, is currently an executive director of The Hong Kong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by ever-expanding network. As Ping An Bank Limited, a subsidiary of the Company, is primarily engaged in the foreign currency commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hong Kong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Bank Limited.

Save as disclosed above, as at the LPD, none of the directors or supervisors of the Company nor their respective associates had any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

## 4. DIRECTORS' MATERIAL INTERESTS

As at the LPD, none of the directors or supervisors of the Company had any direct or indirect interests in any assets which have since December 31, 2005 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the LPD, none of the directors or supervisors of the Company was materially interested in any contract or arrangement which is significant in relation to the business of the Group.

## 5. LITIGATION AND CLAIMS

As at the LPD, neither the Company nor any other member of the Group is engaged in any litigation or claims of material importance pending and no litigation or claim of material importance is known to the directors of the Company to be pending or threatened by or against any member of the Group.

## 6. SERVICE CONTRACTS

As at the LPD, none of the directors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

## 7. MATERIAL ADVERSE CHANGE

As at the LPD, the directors of the Company are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2005, being the date to which the latest audited financial statements of the Company were made up.

## 8. EXPERTS

The following are the qualifications of the expert who has given its opinion or advice contained in this circular:

| Name | Qualification |
|---|---|
| BNP Paribas Peregrine | a licensed corporation in type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities as defined under the SFO |

As at the LPD, BNP Paribas Arbitrage (HK) Ltd., a member of a group of companies to which BNP Paribas Peregrine belong, had the following interests in the Company and a connected person of the Company:

| | No. of shares held by BNP Paribas Arbitrage (HK) Ltd. | % of issued share capital |
|---|---|---|
| The Company | 907,000 | 0.0015% |
| HSBC Holdings plc | 10,156,250 | 0.0088% |

Save for the above, BNP Paribas Peregrine did not have any beneficial interests in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

The Company does not however consider these interests (which is less than the 5% level stipulated in Rule 13.84(1) of the Listing Rules) to affect the independence of BNP Paribas Peregrine in giving independent financial advice to the IBC and the independent Shareholders in relation to the Transactions pursuant to Rule 13.84 of the Listing Rules since such interests so held in the Company is no different from those held by the independent Shareholders in respect of the Transactions and that the aggregate value of these shares in the Company and its connected person is immaterial in terms of either the consolidated gross or net assets of the BNP Paribas group taken as a whole.

BNP Paribas Peregrine has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they appear.

The letter of BNP Paribas Peregrine set out in the section headed "Letter from BNP Paribas Peregrine" on pages 20 to 41 of this circular was given for incorporation in this circular.

## 9. MISCELLANEOUS

(a) The registered office of the Company is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC and the principal place of business of the Company in Hong Kong of which is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

(b) The H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The joint company secretaries of the Company are Mr. Yao Jun, the Chief Legal Officer of the Company, qualified to practice law in the PRC, and Mrs. Natalia Seng Sze Ka Mee, a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors.

(d) The qualified accountant of the Company is Mr. Alan Ngo, a member of the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Public Accountants of Singapore, the Institute of Chartered Accountants in Australia, the Chartered Financial Analyst Institute and a fellow member of the Global Association of the Risk Professionals.

## 10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong from the date of this circular up to and including the date of the EGM:

(a) the Share Purchase Agreement;

(b) the Share Subscription Agreement;

(c) the letter of advice from BNP Paribas Peregrine, the text of which is set out on pages 20 to 41 in this circular;

(d) the letter of recommendation from the IBC to the independent Shareholders, the text of which is set out on pages 18 to 19 in this circular; and

(e) the written consent from BNP Paribas Peregrine as referred to in the paragraph headed "Experts" above.


中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2318)**

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that a extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") will be held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

### ORDINARY RESOLUTIONS

1. "**THAT**

   (a) Subject to the Share Subscription Agreement (as defined in the ordinary resolution numbered 2 below) becoming unconditional in all respects, the share purchase agreement dated July 28, 2006 (the "**Share Purchase Agreement**") between (i) the Company as purchaser and (ii) Shenzhen Investment Holdings Co., Ltd., Shenzhen Financial Bureau, Shum Yip Holding Company Limited and others as vendors (together the "**Vendors**") in relation to the conditional sale and purchase of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of Shenzhen Commercial Bank as at the date of the Share Purchase Agreement, and the transactions contemplated by the Share Purchase Agreement be and the same are hereby approved; and

   (b) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Share Purchase Agreement and the transactions contemplated thereunder."

2. "**THAT**

   (a) Conditional on the passing of the ordinary resolution numbered 1 above and subject to the Share Purchase Agreement (as defined in the ordinary resolution numbered 1 above) becoming unconditional in all respects, the share subscription agreement dated July 28, 2006 (the "**Share Subscription Agreement**") between (i) the Company as subscriber and (ii) Shenzhen Commercial Bank Company Limited as issuer in relation to the subscription by the Company of a further 3,902 million new shares in Shenzhen Commercial Bank Company Limited, representing approximately 70.92% of the enlarged issued share capital of Shenzhen Commercial Bank Company Limited as at the date of the Share Subscription Agreement, and the transactions contemplated by the Share Subscription Agreement be and the same are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Share Subscription Agreement and the transactions contemplated thereunder."

By order of the Board of Directors
**Ma Mingzhe**
*Chairman and Chief Executive Officer*

Shenzhen, PRC
August 15, 2006

*As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.*

*Notes:*

1. In order to determine the list of shareholders who are entitled to attend the EGM, the registers of members will be closed from Wednesday, August 30, 2006 to Friday, September 29, 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Friday, September 29, 2006 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Tuesday, August 29, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

2. A Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder.

3. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorised in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document must be notarized.

4. In order to be valid, the form of proxy together with the power of attorney or other authorisation document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

5. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, September 8, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

6. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce their identity documents.

(b) 授權本公司董事進行所有彼等認為必須或權宜之行動及事情以及簽立所有彼等認為必須或權宜之文件，以執行及實行股份認購協議及其項下擬進行之交易。」

承董事會命
**馬明哲**
*董事長兼首席執行官*

中國深圳
二零零六年八月十五日

*於本通告日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為黃建平、林友鋒、張利華、Anthony Philip HOPE、竇文偉、樊剛、林麗君、石聿新、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳及周永健。*

*附註：*

1. 為釐定有權出席臨時股東大會之股東名單，本公司將於二零零六年八月三十日(星期三)至二零零六年九月二十九(星期五)(包括首尾兩天)暫停辦理股份過戶登記手續。凡於二零零六年九月二十九日(星期五)名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲出席是次股東大會並於會上投票而尚未登記過戶文件，須於二零零六年八月二十九日(星期二)下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

2. 有權出席臨時股東大會及於會上投票之股東，均可委任一位或多位人士代表其出席及投票。受委任代理人毋需為股東。

3. 股東須以書面形式委任代理人，委任文件須由股東簽署或由其以書面形式授權之代理人簽署。倘股東為法人，委任文件須加蓋法人公章或由其董事或正式授權之代理人簽署。倘代理人委任表格由股東之代理人簽署，則授權該代理人簽署代理人委任表格之授權書或其他授權文件必須經過公證。

4. 內資股持有人最遲須於是次股東大會或其任何續會(視乎情況而定)指定舉行時間24小時前將代理人委任表格連同授權書或其他授權文件(如有)送達本公司董事會秘書處，方為有效。H股持有人必須將上述文件於同一期限內送達本公司之H股股份過戶登記處，方為有效。填妥及交回代理人委任表格後，股東屆時仍可親身出席是次股東大會，並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

5. 擬親身或委任代理人出席是次股東大會之股東應於二零零六年九月八日(星期五)或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國之主要營業地點位於中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755)8243 1029)。聯繫人為劉程(電話：(86 755) 2262 2101)及王小利(電話：(86 755) 2262 2828)。本公司在香港之主要營業地點位於香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。

6. 股東(親身或其委任代理人)出席是次股東大會之交通和食宿費用自理。股東或其代理人出席是次股東大會時須出示身份證明文件。


中国平安
专业·价值 PING AN OF CHINA

# 中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(於中華人民共和國註冊成立之股份有限公司)*

(股份代號：2318)

## 臨時股東大會通告

**茲通告**中國平安保險(集團)股份有限公司(「**本公司**」)謹訂於二零零六年九月二十九日(星期五)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行臨時股東大會，藉以審議及酌情通過下列決議案：

## 普通決議案

1. 「動議

(a) 待股份轉讓協議(定義見下文第2項普通決議案)在各方面成為無條件後，批准由(i)本公司(作為買方)與(ii)深圳市投資控股有限公司、深圳市財政局、深業(集團)有限公司及其他人士(作為賣方)(統稱「**賣方**」)於二零零六年七月二十八日訂立之股份轉讓協議(「**股份轉讓協議**」)，內容有關有條件買賣1,008,186,384股股份(於股份轉讓協議日期佔深圳市商業銀行全部已發行股本約63%)，以及股份轉讓協議項下擬進行之交易；及

(b) 授權本公司董事進行所有彼等認為必須或權宜之行動及事情以及簽立所有彼等認為必須或權宜之文件，以執行及實行股份轉讓協議及其項下擬進行之交易。」

2. 「動議

(a) 待第1段之普通決議案獲通過後及待股份轉讓協議(定義見上文第1項普通決議案)在各方面成為無條件後，批准由(i)本公司(作為認購方)與(ii)深圳市商業銀行股份有限公司(作為發行方)於二零零六年七月二十八日訂立之股份認購協議(「**股份認購協議**」)，內容有關本公司進一步認購深圳市商業銀行股份有限公司3,902,000,000股新股份(於股份認購協議日期佔深圳市商業銀行股份有限公司經擴大已發行股本約70.92%)，以及股份認購協議項下擬進行之交易；及

(b) 股份認購協議；

(c) 法國巴黎百富勤函件，全文載於本通函第20至41頁；

(d) 獨立董事委員會致獨立股東之函件，全文載於本通函第18至19頁；及

(e) 上文「專家意見」一段所述法國巴黎百富勤同意書。

然而，本公司並不認為此等權益(少於上市規則第13.84(1)條所規定之5%水平)影響法國巴黎百富勤就根據上市規則第13.84條進行該等交易向獨立董事委員會及獨立股東提供獨立財務意見之獨立性，因為該等於本公司持有之權益與獨立股東就該等交易持有之權益無異，無論就法國巴黎百富勤集團之綜合資產總值或資產淨值整體而言，該等於本公司及其關連人士之股份之總值可謂微不足道。

法國巴黎百富勤已發出同意書，同意按本通函所載形式及涵義轉載其函件及／或引述其名稱，且迄今並無撤回其同意書。

載於本通函第20至41頁「法國巴黎百富勤函件」內之法國巴黎百富勤函件乃為載入本通函而編製。

## 9. 其他事項

(a) 本公司之註冊地址為中國深圳八卦三路平安大廈，本公司之主要營業地點地址為香港灣仔告士打道108號大新金融中心11樓。

(b) 本公司之H股股份過戶及登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 本公司之聯席公司秘書為姚軍，彼為本公司之首席律師，具中國律師執業資格，另一位為沈施加美女士，彼為香港公司秘書公會、英國特許秘書及行政人員公會及香港董事學會資深會員。

(d) 本公司會資格會計師為吳達川先生，彼為香港會計師公會、新加坡會計師公會、澳洲會計師公會會員、特許金融分析師及全球風險專業管理協會資深會員。

## 10. 備查文件

下列文件之副本由本通函日期起至包括臨時股東大會日期止之一般營業時間內於本公司香港主要營業地點可供查閱：

(a) 股份轉讓協議；

## 5. 訴訟及索償

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何未決之訴訟或索償，本公司董事亦不知悉本集團任何成員公司有任何尚未了結或面臨威脅之重大訴訟或索償。

## 6. 服務合約

於最後實際可行日期，概無本公司董事與本集團任何成員公司存在或擬訂立任何服務合約(不包括於一年內屆滿或可由僱主終止而毋須作出賠償(法定賠償除外)之合約)。

## 7. 重大不利變動

於最後實際可行日期，本公司董事概不知悉自二零零五年十二月三十一日(即本公司最近期經審核財務報表編製完成日期)以來本集團之財務或貿易狀況有任何重大不利變動。

## 8. 專家意見

以下為於本通函出具意見或建議之專家之資格：

| **名稱** | **資格** |
|---|---|
| 法國巴黎百富勤 | 可從事證券及期貨條例所定義第1類(證券買賣)及第6類(就企業財務提供意見)之持牌法團 |

於最後實際可行日期， BNP Paribas Arbitrage (HK) Ltd.(法國巴黎百富勤所屬集團公司之其中一家成員公司)於本公司及本公司關連人士擁有下列權益：

| | **BNP Paribas Arbitrage (HK) Ltd. 持有之股份** | **佔已發行股本百分比** |
|---|---|---|
| 本公司 | 907,000 | 0.0015% |
| 滙豐控股有限公司 | 10,156,250 | 0.0088% |

除上述者外，法國巴黎百富勤於本集團任何成員公司中概無擁有任何實益權益，亦無擁有可認購或提名任何人士認購任何股份、可換股證券、認股權證、購股權或附帶本集團任何成員公司投票權之衍生工具之任何權利(不論是否可強制執行)。

除上文所披露者外，於最後實際可行日期，就董事所知，概無任何其他人士（非本公司之董事、首席執行官或監事）於本公司股份或相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所披露之權益或淡倉（包括就有關股本之購股權之任何權益），或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及聯交所之權益或淡倉。

## 3.　董事於競爭業務之權益

下列本公司董事被視為於與本集團之業務直接或間接構成競爭或可能構成競爭之業務（定義見上市規則）中擁有權益：

本公司非執行董事Anthony Philip HOPE先生分別為滙豐人壽保險（國際）有限公司及滙豐保險（亞洲）有限責任公司之董事，此等公司獲香港保險管理局授權於香港從事長期保險業務、財產保險及綜合保險業務。由於本公司之附屬公司中國平安保險（香港）有限公司獲香港保險管理局授權從事財產保險業務，與滙豐人壽保險（國際）有限公司及滙豐保險（亞洲）有限責任公司獲授權之保險業務在一定程度上出現重疊，因而可能與中國平安保險（香港）有限公司之業務構成競爭。

本公司非執行董事王冬勝先生現為香港上海滙豐銀行有限公司執行董事，該公司為中國內地最大型外資銀行之一，提供廣泛銀行及財務服務，業務網絡不斷擴展。由於本公司附屬公司平安銀行有限責任公司獲中國銀監會批准，主要在中國從事外幣商業銀行業務，與香港上海滙豐銀行有限公司之授權銀行業務在一定程度上出現重疊，因而可能與平安銀行有限責任公司之業務構成競爭。

除上文所披露者外，於最後實際可行日期，概無本公司董事或監事或彼等各自之聯繫人士於與本集團之業務直接或間接構成競爭或可能構成競爭之業務中擁有權益。

## 4.　董事之重大權益

於最後實際可行日期，概無本公司董事或監事直接或間接於自二零零五年十二月三十一日（即本公司最近期經審核賬目編製完成日期）以來所收購或出售或租賃予本集團任何成員公司，或擬收購或出售或租賃予本集團任何成員公司之任何資產擁有權益。

於最後實際可行日期，概無本公司之董事或監事於與本集團業務有重大關連之任何合約或安排中擁有重大權益。

| 主要股東名稱 | H/內資(「D」)股 | 身份 | 附註 | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比(%) | 佔全部已發行股份百分比(%) |
|---|---|---|---|---|---|---|---|
| 深圳市新豪時投資發展有限公司 | D | 實益擁有人 | 5 | 389,592,366 | 好倉 | 10.71 | 6.29 |
| 中國平安保險(集團)股份有限公司工會工作委員會 | D | 受控制企業權益 | 5 | 389,592,366 | 好倉 | 10.71 | 6.29 |
| 源信行投資有限公司 | D | 實益擁有人 | | 380,000,000 | 好倉 | 10.45 | 6.13 |
| 深圳市深業投資開發有限公司 | D | 實益擁有人 | | 301,585,684 | 好倉 | 8.29 | 4.87 |
| 廣州市恒德貿易發展有限公司 | D | 實益擁有人 | 6 | 200,000,000 | 好倉 | 5.50 | 3.23 |
| 李兆楠 | D | 受控制企業權益 | 6 | 200,000,000 | 好倉 | 5.50 | 3.23 |
| 深圳市武新裕福實業有限公司* | D | 實益擁有人 | | 195,455,920 | 好倉 | 5.37 | 3.16 |

* 前稱武漢武新實業有限公司

*附註：*

(1) 滙豐保險控股有限公司為滙豐控股有限公司的全資子公司，故其持有的本公司618,886,334股已作為滙豐控股有限公司持有的權益計入。

(2) 除以上(1)外，滙豐控股有限公司亦因擁有直接持有本公司884,775股權益的HSBC CCF Financial Products (France) SNC (「CCF SNC」)的控制權而持有本公司的權益。

CCF SNC由CCF S.A.擁有全部權益，而CCF S.A.則由HSBC Bank plc擁有99.99%權益。滙豐控股有限公司則擁有HSBC Bank plc全部權益。

(3) 香港上海滙豐銀行有限公司由HSBC Asia Holdings BV擁有84.19%權益，而HSBC Asia Holdings BV乃HSBC Asia Holdings (UK)的全資附屬公司，HSBC Asia Holdings (UK)則為HSBC Holdings BV的全資子公司。香港上海滙豐銀行有限公司餘下15.81%權益由滙豐控股有限公司的全資附屬公司HSBC Finance (Netherlands)擁有。而HSBC Finance (Netherlands)則擁有HSBC Holdings BV全部權益。

(4) 深圳市景傲實業發展有限公司分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。479,117,788股的權益乃關於本公司同一組股份。

(5) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%權益。389,592,366股的權益乃關於本公司同一組股份。

(6) 廣州市恒德貿易發展有限公司由李兆楠擁有90%權益。200,000,000股的權益乃關於本公司同一組股份。

本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之有關規定彼等被視為擁有之權益及淡倉);或(b)根據證券及期貨條例第352條之規定須登記於該條所述登記冊之權益或淡倉;或(c)根據上市規則附錄10所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉。

**(b)　擁有根據證券及期貨條例第XV部第2及3分部須披露權益或淡倉之人士及主要股東**

於最後實際可行日期,就董事所知,下列人士(非本公司之董事、首席執行官或監事)於本公司股份或相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所披露之權益或淡倉,或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及聯交所之權益或淡倉:

*於本公司股份之好倉*

| 主要股東名稱 | H/內資(「D」)股 | 身份 | 附註 | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比 (%) | 佔全部已發行股份百分比 (%) |
|---|---|---|---|---|---|---|---|
| 滙豐控股有限公司 | H | 受控制企業權益 | *1,2,3* | 1,233,870,388 | 好倉 | 48.22 | 19.92 |
| 滙豐保險控股有限公司 | H | 實益擁有人 | *1* | 618,886,334 | 好倉 | 24.19 | 9.99 |
| 香港上海滙豐銀行有限公司 | H | 實益擁有人 | *3* | 614,099,279 | 好倉 | 24.00 | 9.91 |
| 深圳市投資控股有限公司 | D | 實益擁有人 | | 543,181,445 | 好倉 | 14.94 | 8.77 |
| 深圳市景傲實業發展有限公司 | D | 受控制企業權益 | *4* | 148,000,000 | 好倉 | 4.07 | 2.39 |
| | | 實益擁有人 | | 331,117,788 | 好倉 | 9.11 | 5.34 |
| | | | | 479,117,788 | | 13.18 | 7.73 |
| 平安證券有限責任公司工會委員會 | D | 受控制企業權益 | *4* | 479,117,788 | 好倉 | 13.18 | 7.73 |
| 平安信託投資有限責任公司工會委員會 | D | 受控制企業權益 | *4* | 479,117,788 | 好倉 | 13.18 | 7.73 |

## 1. 責任聲明

本通函乃遵照上市規則之規定，以提供有關本公司之資料。本公司董事願就本通函所載之資料之準確性共同及各別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

## 2. 權益披露

### (a) 董事及監事於本公司及相聯法團之證券之權益及淡倉

於最後實際可行日期，本公司董事、首席執行官或監事於本公司及相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之有關規定彼等被視為擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條之規定須登記於該條所述登記冊之權益或淡倉；或(c)根據上市規則附錄10所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

*於本公司股份之好倉：*

| 主要董事或監事名稱 | | H/內資(「D」)股 | 身份 | *附註* | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比 *(%)* | 佔全部已發行股份百分比 *(%)* |
|---|---|---|---|---|---|---|---|---|
| 張子欣 | 執行董事 | H | 實益擁有人 | | 248,000 | 好倉 | 0.01 | 0.004 |
| 林立 | 監事 | D | 受控制企業權益 | *(a)* | 176,000,000 | 好倉 | 4.84 | 2.84 |

*附註：*

(a) 林立因於深圳市立業集團有限公司(該公司直接持有本公司176,000,000股股份權益)擁有超過93.33%的控制權而擁有本公司之權益。

除上文所披露者外，於最後實際可行日期，概無本公司董事、首席執行官或監事於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證中持有或被視為持有(a)根據證券及期貨條例第XV部第7及8分部須知會

終止股份轉讓協議，在該期間內，買方獲准採取補救行動；及(ii)賣方共同及個別地就若干行為或欺詐按彼等持有之轉讓股份之股權比例補償　貴公司超過人民幣100,000,000元之累計虧損，補償上限為人民幣500,000,000元。

倘出現將令深圳市商業銀行之資產淨值減少人民幣200,000,000元或以上之任何重大不利影響，董事現時擬不進行收購事項，除非賣方已採取其接納之補救行動。倘i)深圳市商業銀行之資產淨值減少不超過人民幣200,000,000元及ii)收購事項並無終止，則該等交易隱含之市賬率將最高為1.87倍。

然而，獨立股東亦應注意，除上述者外，股份轉讓協議並無載有就深圳市商業銀行資產淨值減少之任何金額向買方進行貨幣補償之任何其他明示條款。

吾等注意到，自二零零六年六月，已成立臨時工作委員會，由四名　貴公司之代表及兩名深圳市商業銀行之代表組成，每兩星期會面一次，以考慮對銀行造成重大影響之任何事宜(包括但不限於重大信貸決定、資本投資、人力資源決定等)，亦計劃保障　貴公司在收購事項完成前之期間之利益。吾等亦注意到，　貴公司計劃進行特別審查，以期確定深圳市商業銀行在股份轉讓協議完成後之財務狀況。

## 總結

經考慮上述主要理由及因素後，吾等認為，非豁免關連交易屬公平合理，符合一般商業條款，並符合　貴公司及其股東整體利益。因此，吾等建議獨立股東投票贊成將於臨時股東大會提呈有關非豁免關連交易之有關決議案。吾等亦建議獨立董事委員會推薦建議獨立股東投票贊成有關決議案。

此致

中國深圳市
八卦三路
平安大廈
**中國平安保險(集團)股份有限公司**
獨立董事委員會及獨立股東　台照

代表
**法國巴黎百富勤融資有限公司**
*董事總經理*
**歐陽偉立**
謹啟

二零零六年八月十五日

根據　貴公司及彼等之顧問基於盡職調查的程序編製並按照國際財務報告準則調整的未經審核賬目顯示，深圳市商業銀行於截至二零零四年十二月三十一日止年度之經調整未經審核除稅後淨利潤約為人民幣253,000,000元。而截至二零零五年十二月三十一日止年度之經調整未經審核除稅後虧損淨額為人民幣2,322,000,000元，有關調整之詳情載於深圳市商業銀行之背景一節。

同時亦務須注意，深圳市商業銀行於非豁免關連交易完成後之全新業務方向一方面將為深圳市商業銀行產生新收入組合及盈利能力，另一方面會因推出新產品及實施提升企業管治之措施以致成本增加。

與董事及　貴公司之顧問討論，並審閱　貴公司及其顧問所提供之有關文件後，吾等並無理由懷疑董事於上文作出之陳述。然而，獨立股東務須注意，深圳市商業銀行之過往盈利能力不可作為其對　貴公司之未來盈利貢獻之可靠指標。

### 3.　中國銀行業競爭日趨激烈

中國銀行業之競爭預期會更趨激烈。除四大銀行與其他國內銀行及金融機構間之競爭外，未來，作為中國加入世貿之其中一部份承諾，有關拓展地區業務、客戶基礎及於中國之營業執照方面之監管限制預定於二零零六年十二月前撤銷，屆時，來自外資商業銀行之競爭預期會增加。容許香港銀行於中國營業之更緊密經貿關係安排亦可能會令中國銀行業競爭加劇。因此，獨立股東務須注意上述行業因素對深圳市商業銀行之影響。

### 4.　資源重新分配及未來資金需要

鑒於　貴公司之策略為長遠成為綜合金融服務供應商，為配合銀行業務分部之未來擴展，　貴集團可能需要將保險業務分部之資源重新分配至銀行業務分部及／或可能需要從外部資源取得額外融資。然而，董事確認，根據現行有關監管規定，動用自有資金以撥付收購事項之代價及認購款將不會影響　貴集團保險分支滿足償付能力額度之規定。

### 5.　該等交易完成後並無保證能向賣方申索

賣方並無就深圳市商業銀行於股份轉讓協議項下之資產淨值作出明示保證。股份轉讓協議規定(其中包括)(i)倘出現將令致深圳市商業銀行之資產淨值減少人民幣200,000,000元或以上之任何重大不利影響，則　貴公司有權在其後45日之期間內

## 股東注意事項

### 1. 執行風險

誠如通函內董事會函件所述，深圳市商業銀行歷來一直承擔沉重的不良貸款。由於深圳市商業銀行為城市商業銀行，其擔保更加集中於深圳市。儘管深圳市商業銀行會將原賬面總值達人民幣1,008,000,000元之不良貸款轉讓予深圳市財政局，但無保證深圳市商業銀行之現有客戶貸款及墊款質量不會惡化，特別是倘深圳市商業銀行絕大部份現有貸款組合所在之深圳物業市場低迷之時。存款組合亦高度集中，大部份存款均來自政府實體。

於非豁免關連交易完成及按計劃注資後，該行將調整資本至超過所規定之8%資金充足比率，並透過計提額外準備全面重組投資組合。除深圳市商業銀行之現有管理層隊伍外， 貴公司計劃招聘富才幹、訓練有素兼具相關國際及本地經驗之人員，以及提升深圳市商業銀行之董事委員會架構，以提升企業管治。股東務須注意， 貴公司亦計劃促使深圳市商業銀行拓展新業務策略，專注於消費銀行業務，如推出信用卡業務，該業務屬於深圳市商業銀行及 貴集團之新業務。於訂立該等協議後不久， 貴公司已開始籌備有關深圳市商業銀行之具體執行方案。 貴公司正考慮加強深圳市商業銀行於支行之日常業務運作及信貸風險管理(例如貸款分類)之職能劃分，以及採取行動，以確保深圳市商業銀行已有為高級管理層之決策編製管理／特別報告之系統之適當支援。 貴公司亦考慮促使深圳市商業銀行之資產與負債委員會應制定有關貸款集中及分散之政策，並定期進行更新。作為 貴公司之戰略投資者， 貴公司的一名策略投資者已向 貴公司提供銀行領域之技術支援， 貴公司可用以發展其銀行業務。

執行上述變動(包括招聘人員及／或取得支援及專業技術(如需要))可能涉及風險，而儘管 貴公司透過平安銀行有限責任公司具備從事銀行業務之經驗，平安銀行有限責任公司之規模小於深圳市商業銀行，且經營不同領域之業務，上述轉變不一定會取得董事預期之成果及／或依照董事預期之時間表發生。

### 2. 過往財務表現不一定反映未來盈利能力

誠如通函內董事會函件所述，根據深圳市商業銀行按照中國會計準則編製之經審核賬目，深圳市商業銀行於截至二零零四年十二月三十一日及二零零五年十二月三十一日止年度分別錄得經審核除稅及非經常項目前淨利潤人民幣217,000,000元及人民幣347,000,000元，以及除稅及非經常項目後淨利潤分別人民幣155,000,000元及人民幣269,000,000元。

## 非豁免關連交易對　貴公司之財務影響

### 1.　對盈利之影響

貴公司截至二零零五年十二月三十一日止年度之經審核綜合除稅及非經常項目後淨利潤約為人民幣4,265,000,000元。於非豁免關連交易完成後，深圳市商業銀行之財務業績將合併至　貴集團之綜合財務報表內，而深圳市商業銀行經營業績約89.24%將由　貴集團分享。由於收購事項及認購事項之總代價約人民幣4,910,000,000元將以　貴集團之自有資金(包括庫存現金)撥付，故利息及／或投資收入可能會因動用自有資金而受到影響。以約人民幣4,910,000,000元之總代價及截至二零零五年十二月三十一日止年度　貴公司錄得之總投資收益率約4.3%為基準，每年估計約產生人民幣211,000,000元之機會成本。董事預期，非豁免關連交易將不會對　貴公司盈利構成任何即時重大影響，而吾等亦持相同意見。然而，由於將會產生之潛在協同效應，董事預期非豁免關連交易將產生長期盈利。

### 2.　對資產淨值之影響

於二零零五年十二月三十一日，　貴公司股東應佔　貴集團之經審核綜合資產淨值約為人民幣33,522,000,000元。　貴公司將以現金支付總代價，而有關金額將以　貴集團之自有資金撥付。預期收購事項及認購事項之總代價將超過　貴公司根據該等協議於深圳市商業銀行之可識別資產公平淨值、負債及或然負債之權益，並將錄得商譽。於初步確認後，　貴司須評估有關商譽之任何減值虧損。鑒於深圳市商業銀行之財務及業務狀況及前景，董事預期不久將來有關商譽不會有任何減值。董事亦預期非豁免關連交易將不會對　貴集團資產淨值產生重大不利影響，吾等與彼等之意見一致。

### 3.　對現金狀況之影響

於二零零五年十二月三十一日，　貴集團之現金及現金等價物約為人民幣17,636,000,000元。誠如通函內董事會函件所述，收購事項之代價及認購款合共約人民幣4,910,000,000元均由　貴集團之自有資金，包括庫存現金撥付，是次資金運用已獲中國保監會批准。　貴集團之現金及現金等價物將於非豁免關連交易完成後相應減少。

### *5.3 股份轉讓協議之其他條款*

(a) 賣方已承諾(其中包括)於股份轉讓協議日期至收購事項完成日期期間，促使深圳市商業銀行在尚未得到 貴公司之同意前，不會進行若干行為，包括任何重組(包括但不限於與其他公司合併)；非經營活動產生債務(包括發行債券)；除屬合適及必要，僱用及解僱主要人員或對此等主要員工之僱用條款及條件作出重大變動；以及重大資本開支及重大擔保(即涉及金額超過人民幣10,000,000元)。

(b) 賣方須於收購事項完成日期前六個月內促使支援深圳市商業銀行之存款及借貸業務。

(c) 在遵守監管機構之規定之情況下， 貴公司將允許深圳市商業銀行收購 貴公司於平安銀行有限責任公司之控制性權益或將平安銀行有限責任公司轉為深圳市商業銀行之分行。

(d) 由於收購事項乃基於 貴公司已委聘合適顧問，就深圳市商業銀行之實際情況進行或按其本身能力進行盡職審查，包括但不限於深圳市商業銀行之成立、存在、法律狀況、經營權及執照、物業、財務、現有合約及業績表現，以及已發生或可能發生之任何法律程序，收購事項之任何訂約方無權就有關收購事項而作出之商業決定向對方提出任何形式之賠償。

(e) 於收購事項完成日期十二個月內，倘 貴公司發現於完成前深圳市商業銀行或其僱員犯行為失當為及欺詐(包括但不限於監管機關已作出處罰之行為)，或監管機關發現深圳市商業銀行之客戶欺詐，而該等行為在進行盡職審查時並無披露，且對深圳市商業銀行之資產構成超過人民幣100,000,000元之累計直接負面影響，賣方將共同及各別按彼等各自於轉讓股份之股權比例，就超出人民幣100,000,000元之累計虧損向 貴公司作出賠償，而金額最多為人民幣500,000,000元。

(f) 倘任何一位賣方所作出的任何一項保證為不真實、不準確或遭違反，或由於任何其他原因，深圳市商業銀行承受重大負面影響，使深圳市商業銀行之資產淨值將減少人民幣200,000,000元或以上，貴公司有權於賣方獲准採取補救行動之45日期間後，終止股份轉讓協議。

經考慮上述理由及因素後，吾等認為，非豁免關連交易之條款就獨立股東整體而言，對 貴公司屬公平合理。

吾等注意到於該等協議日期， 貴公司之市賬率約為4.86倍。

吾等亦注意到根據國際財務報告準則作出之調整主要屬於投資及衍生產品之公平值以及貸款減值準備。待取得中國有關稅務機關之批准後，該等調整之有關項目可能構成深圳市商業銀行之可扣稅項目。倘 貴公司能根據國際財務報告準則作出之任何或所有調整計入遞延稅項資產(須獲中國有關稅務機關批准)，非豁免關連交易之隱含市賬率將為1.75倍以下。然而，吾等自 貴公司及其專業顧問獲悉，並無保證該等項目之任何或所有部份將獲中國有關稅務機關接納為可扣稅項目，而倘獲接納，亦無法保證其金額。

### 5.2. *將予收購之資產*

該等交易將涉及以下各項：

- 收購股份轉讓協議項下每股面值人民幣1元之1,008,186,384股股份；及

- 收購股份認購協議項下每股面值人民幣1元之3,902,000,000股股份。

自收購事項及認購事項完成日期起，深圳市商業銀行之股份在收購或發行時，將於各方面與深圳市商業銀行當時已發行股份享有同等地位，包括有權享有股息及其他分派。此外，根據股份轉讓協議，任何於二零零六年一月一日起至收購事項完成日期期間應佔轉讓股份且根據中國有關規則及規例屬可向股東分派之利潤應屬於賣方(如有)。根據有關法規(其中包括)，深圳市商業銀行將不會於深圳市商業銀行符合所規定之8%資金充足比率前向其股東分派任何利潤。根據深圳市商業銀行現時之財務狀況，深圳市商業銀行並不符合所規定之8%資金充足比率。因此，董事預期截至收購事項完成當日，並無任何可分派予深圳市商業銀行股東之利潤。此外，彼等並不知悉深圳市商業銀行於截至最後實際可行日期止經營及財務狀況出現任何重大變動。董事亦向吾等表示， 貴公司計劃在收購事項完成時對深圳市商業銀行之財政狀況進行全面審核。吾等獲 貴公司管理層告知，於股份轉讓協議日期，深圳市商業銀行之餘下股權由獨立第三方持有。

吾等已考慮下列比率分析：

－　*市盈率*

誠如通函內董事會函件所述，根據國際財務報告準則編製深圳市商業銀行之截至二零零五年十二月三十一日止年度經調整未經審核淨虧損約為人民幣2,322,000,000元，反映了主要屬於投資及衍生產品公平值調整及貸款減值撥備調整約人民幣2,600,000,000元。此乃由於中國會計準則與國際財務報告準則有不同的入賬規定所致。該等經常性調整並非全部屬於截至二零零五年十二月三十一日止年度，但均計入二零零五年度。據吾等了解，　貴公司並無所需資料，以適當分配該等調整至二零零五年以前之年度。因此，吾等認為，就非豁免關連交易而言，市盈率並非合適的計量方法。

－　*市賬率*

市賬率為銀行業廣泛使用。該估值方法反映一間公司之相關資產之未來盈利潛力。吾等注意到，深圳市商業銀行大部份資產淨值(根據國際財務報告準則就認購事項及深圳市財政局根據資產認購協議收購不良資產之影響進行調整)將屬於認購款；及深圳市商業銀行於根據國際財務報告準則作出調整前錄得經常性淨利潤。吾等已與董事討論，彼等認為，深圳市商業銀行之業務發展歷來均受其資本基礎限制，認購款將可讓其注重消費銀行產品之業務增長。鑒於上述各項，吾等認為，就非豁免關連交易而言，市賬率乃合適的計量方法。

根據非豁免關連交易以總代價約人民幣4,910,000,000元認購深圳市商業銀行約89.24%股權及深圳市商業銀行根據國際財務報告準則編製之經調整未經審核資產淨值為人民幣3,139,000,000元(根據中國會計準則編製之深圳市商業銀行之經審核資產淨值及就認購事項及深圳市財政局根據資產認購協議收購不良資產之影響計算)計算，非豁免關連交易之隱含市賬率約為1.75倍：

(i)　市場可比公司之市賬率介乎約1.67倍至約3.46倍；

(ii)　已完成交易之市賬率介乎約0.99倍至約1.85倍。

| 日期 | 目標<br>公司名稱 | 收購方<br>名稱 | 所收購<br>權益<br>百分比 | 市賬率 | 市盈率 |
|---|---|---|---|---|---|
| 二零零五年八月 | 中國銀行 | Royal Bank of Scotland、亞洲金融集團(控股)、瑞士銀行及亞洲發展銀行 | 16.19 | 0.99 | 9.38 |
| 二零零五年十月 | 南京商業銀行 | 法國巴黎銀行 | 19.20 | 1.85 | 16.94 |
| 二零零五年十月 | 華夏銀行 | 投資者集團 | 14.00 | 1.84 | 18.75 |
| 二零零六年一月 | 中國工商銀行 | 投資者集團 | 10.00 | 1.22 | 10.80 |
| **平均數** | | | **21.74** | **1.37** | **12.01** |
| **中位數** | | | **15.10** | **1.24** | **10.80** |
| **非豁免關連交易** | | | **89.24** | **1.75** | **無意義** |

*資料來源：* SDC Platinum、各有關公司公告、招股書及其他已發表財務資料

*附註：*

(1) 上表只載有已完成之交易。

(2) 中國建設銀行及中國銀行之有關比率乃根據該等銀行各自根據國際財務報告準則編製之財務報表計算，而其他銀行之財務報表乃根據中國會計準則編製。

(3) 招商銀行於中國從事非人民幣業務，而其他目標銀行則在進行有關交易時從事人民幣業務。

(4) 除非並無有關資料，否則，市賬率乃根據各公司根據各自之交易就發行新股調整之資產淨值(如有)計算。

(5) 深圳市商業銀行之市盈率並無比較意義，原因是其根據國際財務報告準則計算之二零零五年淨利潤為負數。

然而，務須注意，絕大部份已完成交易均有關收購少數股東權益，而非豁免關連交易將導致收購控制性權益及因而涉及其相應控制溢價。務須注意，已完成交易之部份目標公司之財務數字並非根據國際財務報告準則編製，及各項已完成交易均受不同商業及會計分類影響，因此，不一定完全可比。

(6) 就該等協議日期所採用之匯率為人民幣1元兌0.9738港元。

(7) 深圳市商業銀行之市盈率並無比較意義，原因是其根據國際財務報告準則計算之二零零五年淨利潤為負數。

務請注意，市場可比公司均為上市公司，其流通性及規模均較深圳市商業銀行為大。同時亦務須注意，深圳市商業銀行之業務、營運及前景與上表所述公司並非完全相同。若干市場可比公司為國家商業銀行，而深圳市商業銀行僅為市級商業銀行。因此，於使用該項資料時應加倍審慎。

– *已完成交易*

吾等已識別出下列涉及外國投資者收購國內銀行股本權益(「已完成交易」)，且在某程度上，吾等認為與非豁免關連交易可比之已完成交易。已完成交易之所收購權益有關百分比、市賬率及市盈率載列如下：

| 日期 | 目標公司名稱 | 收購方名稱 | 所收購權益百分比 | 市賬率 | 市盈率 |
|---|---|---|---|---|---|
| 二零零四年五月 | 深圳發展銀行 | Newbridge Asia AIV III LP | 17.89 | 1.65 | 22.19 |
| 二零零四年七月 | 中國民生銀行 | 國際金融公司 | 1.08 | 1.49 | 8.16 |
| 二零零四年十二月 | 招商銀行 | 中國工商銀行(亞洲) | 100.00 | 1.10 | 無意義 |
| 二零零五年三月 | 北京銀行 | ING Bank及國際金融公司 | 24.90 | 1.25 | 12.62 |
| 二零零五年六月 | 中國建設銀行 | Bank of America Corp | 9.00 | 1.15 | 4.53 |
| 二零零五年六月 | 中國建設銀行 | Temasek Holdings (Pte) Ltd | 5.10 | 1.19 | 4.69 |

| | 市盈率 | 市賬率 | 股權收益率 | 營業利潤 | 按年變幅 | 淨利潤 | 按年變幅 | 市值 |
|---|---|---|---|---|---|---|---|---|
| | *(二零零五年財政年度數字，除比率外，以人民幣百萬元計算)* | | | | | | | |
| **於中國上市之銀行** | | | | | | | | |
| 招商銀行 | 20.80 | 3.00 | 14% | 10,098 | 22% | 3,749 | 14% | 77,987 |
| 中國民生銀行 | 11.16 | 1.99 | 18% | 5,852 | 39% | 2,760 | 37% | 30,797 |
| 華夏銀行 | 12.92 | 1.67 | 13% | 3,777 | 21% | 1,401 | 36% | 18,096 |
| 上海浦東發展銀行 | 14.64 | 2.34 | 16% | 7,535 | 21% | 2,558 | 30% | 37,442 |
| 深圳發展銀行 | 50.74 | 2.86 | 6% | 2,803 | -1% | 286 | -13% | 14,535 |
| **平均數** | **23.48** | **2.70** | **13%** | **27,564** | **21%** | **13,216** | **68%** | **263,691** |
| **中位數** | **20.80** | **2.84** | **13%** | **10,098** | **21%** | **3,749** | **16%** | **77,987** |
| **深圳市商業銀行** | **無意義** | **1.75** | **無意義** | **不適用** | **不適用** | **無意義** | **無意義** | **無意義** |

*資料來源：* 各有關公司二零零五年年報、Datastream

*附註：*

(1) 市場可比公司之所有財務數字乃以根據國際財務報告準則編製之二零零四年及二零零五年財務業績為基準。

(2) 各市場可比公司乃根據若干標準選定，包括：

a. 最少約60%之核心收入為於中國境內產生；

b. 該公司於考慮期間正產生利潤；及

c. 該公司為於認可證券交易所上市。

(3) 各有關公司之市值乃根據可自Datastream取得之資料，並根據截至及包括該等協議日期止最後30個交易日之平均收市價釐定。

(4) 營業利潤乃按未計貸款及墊款減值虧損及其他基準顯示，而淨利潤則指各有關公司於最近期公開財政年度之財務報表所載股東應佔淨利潤。

(5) 深圳市商業銀行之市賬率1.75倍乃取自收購深圳市商業銀行約89.24%股權之總代價約人民幣4,910,000,000元，另一方面取自深圳市商業銀行根據國際財務報告準則編製的經調整未經審核之資產淨值人民幣3,139,000,000元(根據深圳市商業銀行根據中國會計準則編製於二零零五年十二月三十一日之經審核資產淨值及就認購事項及深圳市財政局根據資產認購協議收購不良資產之影響計算)。

(h) 基於以上因素，市賬率約1.75倍一方面源自總代價約人民幣4,910,000,000元以認購深圳市商業銀行約89.24%股權，另一方面源自深圳市商業銀行根據國際財務報告準則編製的經調整未經審核資產淨值人民幣3,139,000,000元(根據深圳市商業銀行根據中國會計準則編製於二零零五年十二月三十一日之經審核資產淨值及就認購事項及深圳市財政局根據資產認購協議收購不良資產之影響計算)。

根據股份轉讓協議及股份認購協議，深圳市商業銀行股份之價格均為面值之每股人民幣1元。此價格與於二零零六年一月二十四日轉讓予深圳市商業銀行若干僱員之股份之價格每股人民幣1.04元(載於深圳市商業銀行二零零五年經審核財務報表之結算日後事項)相若。

於評估非豁免關連交易條款之公平性時，吾等已考慮下文所載因素。

— *市場可比公司*

於達致吾等之意見時，吾等已進行下列比率分析，並已考慮若干主要在中國從事銀行業務之選定上市公司(「市場可比公司」)之該等比率。下表列明若干可比上市公司之有關比率，基準為i)其各自於截至及包括該等協議之日期(即二零零六年七月二十八日)止最後30個交易日之平均收市價；及ii)其最近一個財政年度之公開可得財務資料。

**表一：市場可比公司之市場資料**

| | 市盈率 | 市賬率 | 股權收益率 | 營業利潤 | 按年變幅 | 淨利潤 | 按年變幅 | 市值 |
|---|---|---|---|---|---|---|---|---|
| | *(二零零五年財政年度數字：除比率外，以人民幣百萬元計算)* | | | | | | | |
| **於香港上市之銀行** | | | | | | | | |
| 中國銀行 | 29.85 | 3.46 | 11% | 65,122 | 7% | 25,921 | 16% | 901,343 |
| 交通銀行 | 25.22 | 2.84 | 11% | 17,141 | 56% | 9,249 | 477% | 230,234 |
| 中國建設銀行 | 17.00 | 2.82 | 16% | 70,622 | 17% | 47,103 | -4% | 790,338 |

議及股份認購協議後完成。儘管存在應邀競投程序，由於緒言一節所述之原因，根據上市規則，收購事項及認購事項構成 貴公司之關連交易。

— *於釐訂代價時所考慮之因素*

根據股份轉讓協議，收購事項之代價約人民幣1,008,000,000元及根據股份認購協議，認購事項之代價為人民幣3,902,000,000元。非豁免關連交易之條款乃經參考下列各項後公平磋商釐定：

(a) 深圳市商業銀行於 貴集團建立其銀行業務時可向 貴集團提供之戰略利益；

(b) 收購事項及認購事項產生之協同效應，包括收入及成本協同效應；

(c) 深圳市商業銀行之財務及業務狀況及前景，包括深圳市商業銀行為一家在中國具有領先地位之城市商業銀行之地位；

(d) 根據國際財務報告準則額外計提之資產減值準備金額及將深圳市商業銀行之資金充足比率改善至8%所需之額外資本金；

(e) 於收購控制性權益時所需之溢價程度；

(f) 其他人士投資國內銀行之先決戰略條款；

(g) 深圳市財政局與深圳市商業銀行於二零零六年七月二十八日訂立資產認購協議，據此，深圳市財政局須以代價人民幣1,008,000,000元向深圳市商業銀行收購原賬面總值人民幣1,008,000,000元之不良資產，而資產認購協議將於 貴公司支付收購事項代價後生效。據吾等自 貴公司管理層了解，此項交易將改善深圳市商業銀行根據國際財務報告準則計算之經調整未經審核資產淨值；及

深圳市商業銀行尚未推出任何信用卡產品，但已獲中國銀監會授予必要之信用卡業務許可。收購深圳市商業銀行為 貴集團提供利用其過往兩年為踏足信用卡業務所做籌備工作而獲得成果之理想機會。深圳市商業銀行之平台預期可讓 貴集團即時進軍其他零售銀行市場類別，如按揭貸款。

貴集團為中國一家保險及金融服務集團，能向企業及零售客戶提供多元化保險及金融服務及產品。鑒於深圳市商業銀行亦位於 貴集團總部所在地深圳，因此充份利用上述地區合作優勢將產生更大之協同效應。

### *4.4. 非豁免關連交易之執行方案*

目前，深圳市商業銀行之資產組合集中於房地產借貸，其中大部份為提供予物業發展商之貸款／墊款、住宅及商業按揭。為降低貸款集中性，未來，深圳市商業銀行將專注於(i)大眾零售市場；(ii)較富裕人士；及(iii)中小企等業務。預期深圳市商業銀行亦會將其客戶劃為不同類別，以便深圳市商業銀行於市場建立具持續競爭力之地位。

另將制定分行網絡計劃及發展功能，以確保分行網絡之未來增長及發展與客戶分類策略一致。

誠如董事及 貴公司管理層所指，於收購事項完成後，深圳市商業銀行之董事會將會重組，引入具備相關國際及本地經驗之董事，而董事委員會架構亦將提升，以改善深圳市商業銀行之企業管治。另外，深圳市商業銀行管理層亦將增添富經驗之新人員，以提升深圳市商業銀行之管理能力。現時預期會作出新委任及分配更多資源至合規、營運及技術、信用卡及零售銀行等範疇。

吾等明白，由於 貴公司於二零零六年七月二十八日方訂立該等協議， 貴公司正為深圳市商業銀行之日後發展訂立詳細執行計劃，而該詳細執行計劃尚未公佈。憑藉 貴集團於金融服務業之優勢，董事對深圳市商業銀行之未來發展及其與 貴集團其他業務之合作充滿信心。

經考慮上述理由及因素後，吾等並無理由懷疑非豁免關連交易之商業理據。

## 5. 非豁免關連交易之條款

### *5.1. 代價基準*

— *應邀競投*

誠如通函內董事會函件所述，根據就對收購深圳市商業銀行控制性權益表示興趣作出之邀請， 貴公司已提出競價並獲選為優先競投方。經進一步磋商後，關連交易於二零零六年七月二十八日簽署股份轉讓協

平安銀行有限責任公司擁有兩家分行，與深圳市商業銀行之業務規模相比，深圳市商業銀行之業務規模較大，深圳市商業銀行擁有46家分行。吾等自貴公司管理層了解，平安銀行有限責任公司已獲初步批准開辦向企業客戶提供之人民幣銀行業務，並增加其註冊股本至人民幣200,000,000元及已完成注資。貴公司管理層給予吾等之意見，於增加股本前後，貴公司持有平安銀行有限責任公司約73%註冊股本。

貴公司向深圳市商業銀行交叉銷售之主要產品預期為貴公司銀行保險業務之產品，即現時貴公司壽險業務系列之三大業務之一。藉著收購深圳市商業銀行，貴公司預期銀行保險業務分部對貴集團業務之相對貢獻會增加。另一方面，深圳市商業銀行向貴公司交叉銷售之主要產品預期為信用卡。透過充份利用貴集團於金融領域之優勢，貴公司將處於有利位置將其盈利分布至高增長及高回報領域。

### *4.2. 揀選深圳市商業銀行以配合貴公司之策略性發展*

面對市場競爭日趨激烈，預期本地財務機構將加快其改革及重組過程，在中國金融服務市場爭取競爭優勢。中國之保險公司亦考慮擴展業務至提供其他金融服務，以使其盈利來源多元化。與此同時，中國經濟持續快速增長促進本地財富創造及累積，加固中國銀行業之堅實基礎。鑑於上述背景，貴公司決定繼續此項業務發展。鑑於投資中國銀行業之機會稀少，董事認為此乃貴公司投資於深圳市商業銀行之合適時機，與貴公司及其現有銀行業務比較，乃相稱之投資規模。通函所載董事會函件已指出深圳市商業銀行為一間於中國註冊為股份有限公司之商業銀行，並獲中國人民銀行核准。於二零零四年年底，就資產值而言，深圳市商業銀行於中國銀行間排名第17，並於城市銀行間排名第3。董事認為於深圳市商業銀行之策略性投資可促進其銀行業務平台之發展。

### *4.3. 鞏固貴公司於金融服務市場之地區領導地位*

深圳市商業銀行在企業銀行及個人銀行業務方面提供廣泛之服務，包括存款服務、結算服務、外匯服務、融資服務、企業及個人網上銀行業務。深圳市商業銀行在深圳擁有廣泛之經營網絡，包括於最後實際可行日期之46家分行及約150部自動提款機。

人民幣2,322,000,000元，反映了主要屬於投資及衍生產品之公平值調整及貸款減值撥備的調整約人民幣2,600,000,000元。儘管該等經常性調整並非全部屬於截至二零零五年十二月三十一日止年度，但均計入二零零五年度。據吾等所了解， 貴公司未有所需資料，以將有關調整適當分配至二零零五年以前之相關年度。

按根據中國會計準則編製之深圳市商業銀行經審核賬目，於二零零五年十二月三十一日，深圳市商業銀行之總貸款(未計減值撥備前)為人民幣43,724,000,000元，估計未履約貸款為人民幣4,636,000,000元，佔總貸款10.6%。

此外，於二零零五年十二月三十一日，深圳市商業銀行之絕大部分客戶存款乃來自關聯方，主要是深圳市財政局。據吾等了解，該等關聯方並無獲給予優惠利率。

## 4. 非豁免關連交易之理由及利益

### *4.1. 配合 貴公司成為綜合金融服務供應商之策略*

誠如通函內董事會函件所述，收購深圳市商業銀行符合 貴公司二零零五年年報所載之 貴公司策略，即以充份利用 貴集團之優勢壯大 貴集團現有銀行業務。事實上， 貴公司現已擁有從事保險以外金融服務業務之附屬公司，如平安銀行有限責任公司、平安證券有限責任公司及平安資產管理有限責任公司，董事認為 貴集團擁有以下優勢：優化 貴集團之全國性品牌及基建設備；向 貴集團客戶進行銀行產品及保險產品的交叉銷售之能力；進一步發展產品搭售機會(尤其在理財領域)；及更好地利用 貴集團之技術基建設備及 貴集團僱員之銷售及市場推廣能力。因此，預期收購事項將為 貴公司帶來進一步發展其多元化金融服務平台之機會，以支持其保險、銀行業務及資產管理三大主要業務策略。

吾等從 貴公司二零零五年年報注意到， 貴集團之保險業務已逐步向提供綜合金融服務的團體銷售渠道發展，在產品結構、隊伍質量和後援管理方面取得了正面成果。其銀行保險業務有效維持了業務平台、隊伍規模和核心網點。此外，根據 貴公司二零零五年年報所述，其分銷網絡由約20萬名個人壽險銷售代理人及約1,600名團體保險銷售代表的銷售隊伍組成。

吾等亦從 貴公司二零零五年年報注意到， 貴公司從事銀行業務之附屬公司平安銀行有限責任公司於二零零五年之淨利潤約為人民幣7,000,000元，二零零四年則約為人民幣3,000,000元。二零零五年總收入約為人民幣25,000,000元，二零零四年則約為人民幣10,000,000元。於最後實際可行日期，

| 收益表 | 二零零五年<br>(人民幣百萬元) | 二零零四年<br>(人民幣百萬元) |
|---|---|---|
| 利息淨收入 | 1,008 | 865 |
| 營業利潤 | 846 | 591 |
| 資產減值損失或呆賬準備 | (530) | (396) |
| 淨利潤 | 269 | 155 |

| 現金流量報表 | 二零零五年<br>(人民幣百萬元) | 二零零四年<br>(人民幣百萬元) |
|---|---|---|
| 經營活動現金流入(合共) | 61,119 | 67,865 |
| 經營活動現金流出(合共) | (63,482) | (65,569) |
| 經營活動現金流入／(流出)淨額 | (2,363) | 2,296 |
| 投資活動現金流入(合共) | 26,171 | 29,082 |
| 投資活動現金流出(合共) | (24,682) | (33,570) |
| 投資活動現金流入／(流出)淨額 | 1,489 | (4,489) |
| 籌資活動現金流入(合共) | – | – |
| 籌資活動現金流出(合共) | (4) | (30) |
| 籌資活動現金流出淨額 | (4) | (30) |
| 現金及現金等價物淨減少額 | (877) | (2,222) |

根據深圳市商業銀行按中國會計準則編製之經審核賬目，深圳市商業銀行於二零零四年十二月三十一日及二零零五年十二月三十一日之經審核資產淨值分別約人民幣2,138,000,000元及約人民幣2,403,000,000元。就截至二零零四年十二月三十一日及二零零五年十二月三十一日止年度，深圳市商業銀行之除稅及非經常項目後淨利潤分別為人民幣155,000,000元及人民幣269,000,000元。

根據 貴公司及彼等之顧問基於盡職調查的程序編製並按照國際財務報告準則調整的未經審核賬目顯示，深圳市商業銀行於二零零五年十二月三十一日之負債淨額則約為人民幣1,771,000,000元。於二零零五年十二月三十一日之負債淨額已包括所有根據國際財務報告準則應計提準備之重大調整。除若干貸款之減值撥備及投資和衍生產品之公平值調整外，根據中國會計準則及國際財務報告準則編製之深圳市商業銀行之主要利潤及虧損項目之間並無任何其他重大差異。由於中國會計準則及國際財務報告準則之會計要求之差異，截至二零零五年十二月三十一日止年度，根據國際財務報告準則計算之深圳市商業銀行之經調整未經審核除稅後虧損淨額為

原因為根據中國大陸與香港之更緊密經貿關係安排(「更緊密經貿關係安排」),總資產達60億美元或以上元之香港商業銀行可申請在中國開設分行,而於其他外國司法權區註冊成立之銀行之總資產要求則為200億美元。

## 2. 中國保險業之近期發展

於年內餘下時間,中國經濟預期會繼續迅速及穩健地增長。隨著中國人民之購買力改善及生活水平提升,對金融服務之要求預期會趨向綜合理財方面發展。根據監管中國加入世貿的條款,於二零零六年年底前,中國金融業將全面對外開放,標誌著過渡期之完結。屆時,預期會有更多外國金融機構進入中國。隨著市場競爭者增加,內地金融機構預期會加快改革及重組進程,以於中國金融市場內競爭。吾等注意到,其他內地保險公司亦正考慮擴展業務至提供其他金融服務,以多元化擴闊盈利來源。舉例,中國人壽保險股份有限公司於二零零六年六月二十七日宣佈以人民幣3,252,000,000元認購中信證券經擴大股本之11.89%權益。

## 3. 深圳市商業銀行之背景

深圳市商業銀行為一間於中國註冊為股份有限公司之商業銀行,並獲中國人民銀行批准。於二零零四年年底,深圳市商業銀行就資產總值而言在中國之銀行中名列第17位,而在城市銀行中名列第3位。由於深圳市商業銀行位於深圳經濟特區,其適用企業所得税税率為15%。下列財務資料摘要摘錄自深圳市商業銀行根據中國會計準則編製之有關經審核財務報表。

| **資產負債表** | **截至二零零五年十二月三十一日止**<br>*(人民幣百萬元)* | **截至二零零四年十二月三十一日止**<br>*(人民幣百萬元)* |
|---|---|---|
| 流動資產 | 33,134 | 32,968 |
| 流動負債 | (63,831) | (62,151) |
| 流動負債淨額 | (30,697) | (29,182) |
| | | |
| 資產總值 | 69,937 | 66,925 |
| 負債總額 | (67,535) | (64,787) |
| 股東權益 | 2,403 | 2,138 |

在25個主要城市向企業客戶及非中國國籍人士提供人民幣銀行服務。預期在二零零六年十二月底前，所有地域限制將會撤銷。此外，外資商業銀行預期將獲准在二零零六年十二月底前向中國國籍人士提供人民幣銀行服務。

*(c) 外國財務機構於中國銀行進行股本投資*

根據於二零零三年十二月八日頒佈之境外財務機構進行股本投資辦法(「該等辦法」)，於中國商業銀行進行國外股本投資現時須獲中國銀監會批准。根據該等辦法，一間外國財務機構於中國商業銀行進行之股本投資不得超過20%。中國商業銀行之外資持股總額現時限制於其資本之25%內。一間外國銀行僅可投資於兩間同類型之中國商業銀行。

### *1.3 行業趨勢*

*(a) 消費銀行產品及保險與資產管理服務之需求增加*

中國經濟增長持續強勁，有利本土之財富增加及累積。二零零一年至二零零五年期間，中國人均國民生產總值以15.8%之年複合增長率(「年複合增長率」)增加，而中國城市及農村之全年人均可支配收入則分別以11.2%及8.3%之年複合增長率增加。本地財富增長使對消費銀行產品之需求增加。由於中國經濟持續增長，消費者對金融產品及服務之需求預期將更趨多元化及複雜，亦帶動對保險及資產管理服務之需求。

*(b) 來自國外之競爭增加*

中國國內來自外國銀行之競爭預期將在未來增加，原因為中國將根據其在二零零一年十二月加入世界貿易組織(「世貿」)時所作之承諾履行其責任。由二零零五年十二月開始，外國銀行獲准在沒有任何地域限制之情況下，於中國提供外匯產品及服務，以及在25個主要城市提供人民幣產品及服務。預期由二零零六年十二月開始，外國銀行將在沒有任何地域限制之情況下，獲准於中國進行商業銀行活動(外匯及人民幣均可)。預期於未來數年將有更多來自香港之商業銀行加入中國銀行市場，

下表列載各類銀行於二零零四年十二月三十一日之銀行機構數目、總資產及平均資產規模：

| | **機構數目** | **總資產** | **平均資產規模** |
|---|---|---|---|
| | *(除機構數目外，以人民幣十億元計算)* | | |
| 四大銀行[1] | 4 | 17,859.5 | 4,464.9 |
| 股份商業銀行[2] | 12 | 4,803.4 | 400.3 |
| 城市商業銀行[3] | 112 | 1,705.6 | 15.2 |
| 農村信用合作社[4] | 32,869 | 3,133.2 | 0.1 |
| 城市信用合作社[5] | 623 | 178.7 | 0.3 |
| 外資商業銀行[6] | 67 | 582.3 | 8.7 |
| 其他[7] | 149 | 4,369.9 | 29.3 |

*資料來源*：中國銀監會，多間銀行之年報

*附註*：

(1) 包括中國建設銀行、中國工商銀行、中國農業銀行及中國銀行。

(2) 持牌可在全國從事商業銀行活動，但一般規模較小，業務比四大銀行更集中於特定區域。

(3) 一般獲准於特定地區從事商業銀行活動。

(4)/(5) 為小型企業及當地居民提供有限度之指定銀行產品及服務。

(6) 彼等之業務受若干限制規限，而該等限制預期將於二零零六年底撤銷。

(7) 包括政策性銀行、郵政儲匯局、財務公司、信託及投資公司及金融租賃公司。

## *1.2 監管環境*

### *(a) 城市商業銀行*

城市商業銀行獲准於二零零八年底前作全額呆賬準備，並須於二零零七年一月一日前遵照相關規則及規例符合8%資金充足比率(「資金充足比率」)。

### *(b) 外資銀行*

根據外資財務機構法規，外資財務機構獲中國銀監會批准後，可在中國設立分行、合資銀行或全外資銀行。外資商業銀行可從事接受外匯存款、批出外匯貸款、接受及折讓財務工具、買賣政府債券、財務機構債券及若干其他獲准進行之活動。現時，外資商業銀行在取得批准後可

等資料為準確及可靠。吾等概不就該等資料或聲明之準確性明示或暗示任何保證。吾等亦已與董事討論非豁免關連交易之條款及理由。吾等亦已尋求並獲得執行董事確認，所作出或表達之聲明或意見乃經審慎周詳考慮後始行作出。吾等認為，吾等已取得及審閱足夠資料，以為吾等之意見提供合理基礎，且吾等並無理由認為任何重大資料遭隱瞞或遺漏，亦無理由懷疑所獲提供之資料或作出之聲明之真實性或準確性。

然而，吾等並無就該等資料作出任何獨立核證，亦無就　貴公司、深圳市商業銀行或參與非豁免關連交易之其他各方之業務或資產及負債作出獨立調查。

吾等之意見均為根據當時存在之市場、經濟及其他條件，並可根據吾等於最後實際可行日期循公開途徑可得資料予以評估。吾等並無責任更新該項意見以計及於向獨立董事委員會及獨立股東提交該項意見後發生之事件。故此，於非豁免關連交易完成前可能發展某些情況，倘於吾等提交意見當時已得悉，則應會改變吾等之意見。吾等對該等情況概不負責或承擔責任。

## 主要考慮因素及理由

於考慮非豁免關連交易及向獨立董事委員會及獨立股東提供吾等之獨立財務意見時，吾等已就非豁免關連交易分析如下。

### 1. 中國銀行業之背景

#### *1.1 行業架構*

中國銀行業大致可分為七個種類，即四大銀行、其他股份商業銀行、城市商業銀行、城市信用合作社、農村信用合作社、外資商業銀行及其他財務機構。

此外，深圳市投資控股有限公司現時持有深圳市商業銀行已發行股份超過30%，深圳市商業銀行為深圳市投資控股有限公司之聯繫人士（定義見上市規則），故此，根據上市規則，亦為 貴公司之關連人士。因此，根據上市規則，認購事項亦構成 貴公司之關連交易。

根據上市規則，收購事項及認購事項均構成 貴公司之關連交易（「非豁免關連交易」），須獲得獨立股東批准。

除上文所述吾等向 貴公司所提供服務之一般專業費用外，概無現存安排致使吾等將可自 貴公司、其母公司、其各自之附屬公司或其各自之任何聯繫人士收取任何費用或利益。

於最後實際可行日期，BNP Paribas Arbitrage (HK) Ltd.（「BNP Paribas Arbitrage」）（法國巴黎百富勤所屬集團公司（「法國巴黎銀行集團」）之其中一家成員公司）於 貴公司及 貴公司關連人士中擁有下列權益：

| | **BNP Paribas Arbitrage 持有之股份數目** | **佔已發行股本百分比** |
|---|---:|---:|
| 貴公司 | 907,000 | 0.015% |
| 滙豐控股有限公司 | 10,156,250 | 0.088% |

然而，吾等認為該等權益（於最後實際可行日期少於上市規則第13.84(1)條規定之各公司已發行股本之5%水平）不會影響吾等意見之客觀性。吾等認為，吾等身份獨立，足以根據上市規則第13.84條就非豁免關連交易向獨立董事委員會及獨立股東提供獨立財務意見。吾等亦認為吾等本身已遵守上市規則第13.80條。吾等並不認為此等股權會影響吾等之意見之客觀性，原因為就該等交易而言，吾等於 貴公司持有之權益與獨立股東無異，此外， 貴公司及其關連人士之股份總值就法國巴黎銀行集團之綜合總資產或資產淨值整體而言並不屬重大。

於達致吾等之意見及推薦意見時，吾等乃依據 貴公司代表 貴公司所提供資料及事實以及 貴公司董事（「董事」）及 貴公司管理層所表達之意見及聲明，包括通函所載述者。吾等明白 貴公司及其顧問已對深圳市商業銀行進行盡職調查，吾等並假設所提供之所有資料及聲明以及通函所提述或載述之所有資料及聲明（ 貴公司及董事對此負全責）於作出時及截至通函日期均為真實、準確及完整。吾等乃假設董事之一切預期均可達致。吾等亦依賴可循公開途徑獲得之若干資料並假設該

# 法國巴黎百富勤

敬啟者：

**有關收購及認購**
**深圳市商業銀行股份**
**之關連交易**

## 緒言

吾等獲委任為獨立財務顧問，以就非豁免關連交易(定義見下文)向獨立董事委員會及獨立股東提供意見，非豁免關連交易之詳情載於 貴公司日期為二零零六年八月十五日之通函(「通函」，本函件為其一部份)內。除文義另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

於二零零六年七月二十八日， 貴公司與賣方訂立股份轉讓協議，內容有關 貴公司以人民幣1,008,186,384元之代價收購深圳市商業銀行1,008,186,384股股份(約佔股份轉讓協議當日深圳市商業銀行全部已發行股本之63%)，以及與深圳市商業銀行訂立股份認購協議以進一步認購深圳市商業銀行3,902,000,000股新股份(約佔深圳市商業銀行經擴大已發行股本之70.92%)，代價為人民幣3,902,000,000元。股份轉讓協議及股份認購協議須待(其中包括)彼此協議在各方面成為無條件後，方告完成。於該等協議完成後，深圳市商業銀行將成為 貴公司擁有約89.24%股權之附屬公司。

深圳市投資控股有限公司(賣方之一)為中國平安人壽保險股份有限公司( 貴公司擁有99%權益之附屬公司)之發起人，故此，根據上市規則，深圳市投資控股有限公司為本公司之關連人士。因此，根據上市規則，收購事項構成 貴公司之關連交易。

此，吾等建議獨立股東投票贊成臨時股東大會上提呈之普通決議案，以批准股份轉讓協議及股份認購協議以及其項下擬進行之交易。

此致

*列位獨立股東* 台照

獨立董事委員會

| *獨立非執行董事* | *獨立非執行董事* | *獨立非執行董事* | *獨立非執行董事* |
| --- | --- | --- | --- |
| **鮑友德** | **鄺志強** | **張永鋭** | **周永健** |

謹啟

二零零六年八月十五日

*以下載列獨立董事委員會就該等交易致股東之函件全文，以供載入本通函。*



# 中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
*(於中華人民共和國註冊成立之股份有限公司)*
(股份代號：2318)

敬啟者：

## 須予披露及關連交易
## 收購及認購深圳市商業銀行股份

吾等謹提述本公司於二零零六年八月十五日刊發之通函(「**通函**」)，本函件構成通函之一部份。除文義另有所指外，本函件所用詞語與通函所載者具相同涵義。

吾等獲委任為獨立董事委員會之成員，以考慮該等交易及向獨立股東就該等交易是否屬公平合理提供意見，並就獨立股東於臨時股東大會應投票贊成或反對作出建議。法國巴黎百富勤已獲委任就該等交易向吾等(獨立董事委員會)作出建議。

敬請　閣下留意載於通函第4至17頁之董事會函件，以及於通函第20至41頁，法國巴黎百富勤就該等交易作出建議而致吾等(獨立董事委員會)及獨立股東之函件。

經考慮法國巴黎百富勤考慮到之主要因素及理由，以及其結論與建議，吾等同意法國巴黎百富勤之意見，認為股份轉讓協議及股份認購協議各自之條款對獨立股東而言屬公平合理，而收購事項及認購事項均符合本公司及股東之整體利益。因

## (ix) 於臨時股東大會上要求按股數投票方式表決之程序

根據公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

## (x) 推薦意見

該等協議乃本公司按一般商業條款訂立。本公司董事，包括獨立非執行董事但不包括深圳市投資控股有限公司提名之董事陳洪博、黃建平及深圳市深業投資開發有限公司提名之董事胡愛民（彼等根據公司章程放棄投票），認為該等協議之條款屬公平合理，同時，在考慮到(i)深圳市商業銀行根據中國會計準則編製的經審計財務業績（包括深圳市商業銀行於二零零五年十二月三十一日之估計不良貸款）；(ii)深圳市商業銀行根據國際財務報告準則調整的未經審核財務業績；(iii)為使深圳市商業銀行之賬目與本公司之賬目一致，根據國際財務報告準則作出調整乃屬必要，而有關調整乃因會計準則不同所造成；及(iv)該等交易符合本公司之策略及上文「該等交易之理由及利益」一段所詳述之該等交易帶來之好處及協同效益，董事會認為該等交易符合本公司及本公司股東之整體利益。

董事相信，批准股份轉讓協議及股份認購協議以及其項下擬進行之交易之普通決議案符合本公司及股東之整體最佳利益。因此，董事建議股東在臨時股東大會上投票贊成臨時股東大會通告所載將予提呈之普通決議案。

## (xi) 其他資料

務請　閣下留意本通函第18至19頁所載之獨立董事委員會函件、本通函第20至41頁所載之法國巴黎百富勤函件及本通函之附錄。

此致

*列位股東*　台照

代表董事會
**中國平安保險(集團)股份有限公司**
**馬明哲**
*董事長兼首席執行官*
謹啟

二零零六年八月十五日

### (vii) 該等交易之財務影響

該等交易完成後，深圳市商業銀行將成為本公司之附屬公司，其資產與負債及業績將合併計入本集團之資產與負債及業績。本公司董事並不預期該等交易會即時對本公司或本集團之盈利、資產與負債造成重大影響。然而，由於將產生之協同效益，董事會預期該等交易將為盈利帶來長期好處。

由於本公司須以現金支付收購事項之代價及認購款，而有關金額將由本集團之自有資金撥付，故董事預期該等交易將不會對本集團之資產淨值構成重大不利影響。然而，本集團之現金及現金等價物將會相應減少。

### (viii) 臨時股東大會

有關於二零零六年九月二十九日(星期五)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行臨時股東大會之通告載於本通函第49至50頁。

為釐定有權出席臨時股東大會之股東名單，本公司將於二零零六年八月三十日(星期三)至二零零六年九月二十九日(星期五)(包括首尾兩天)暫停辦理股份過戶登記手續。凡於二零零六年九月二十九日(星期五)名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲出席臨時股東大會及於會上投票而尚未登記過戶文件，須於二零零六年八月二十九日(星期二)下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港皇后大道東183號合和中心17樓1712-1716室。

隨函附奉臨時股東大會適用之代表委任表格，該表格亦已刊登於聯交所網站(www.hkex.com.hk)。無論 閣下會否出席臨時股東大會，務請 閣下(i)按照隨附之回條上印列之指示將之填妥，並於二零零六年九月八日(星期五)或之前交回及(ii)按照隨附之代表委任表格上印列之指示將之填妥，並於臨時股東大會或其任何續會(視情況而定)指定舉行時間24小時前交回。填妥及交回代理人委任表格後， 閣下屆時仍可親身出席臨時股東大會，並於會上投票。

深圳市商業銀行根據中國會計準則編製於二零零四年十二月三十一日及二零零五年十二月三十一日之經審核賬目顯示，深圳市商業銀行之經審核資產淨值分別約為人民幣2,138,000,000元及人民幣2,403,000,000元。截至二零零四年十二月三十一日及二零零五年十二月三十一日止年度，深圳市商業銀行分別錄得經審核除稅及非經常項目前淨利潤人民幣217,000,000元及人民幣347,000,000元，以及除稅及非經常項目後淨利潤人民幣155,000,000元及人民幣269,000,000元。於二零零五年十二月三十一日，深圳市商業銀行之資產總值為人民幣69,937,000,000元，貸款總額(減值準備前)為人民幣43,724,000,000元；及存款總額為人民幣62,130,000,000元。深圳市商業銀行於二零零五年十二月三十一日之不良貸款估計為人民幣4,636,000,000元，因此以將從深圳財政局處收取之代價人民幣1,008,000,000元為基準，根據資產認購協議將予出售之不良貸款將佔深圳市商業銀行於二零零五年十二月三十一日之估計不良貸款的21.7%。

根據本公司及彼等之顧問基於盡職調查的程序編製並按照國際財務報告準則調整的未經審核賬目顯示，深圳市商業銀行於二零零四年十二月三十一日之資產淨值約為人民幣651,000,000元，而於二零零五年十二月三十一日之負債淨額則約為人民幣1,771,000,000元。於二零零四年十二月三十一日之資產淨值已反映之調整並不包括根據國際財務報告準則應計提準備之貸款減值準備及投資和衍生產品之公平值調整。相反，於二零零五年十二月三十一日之資產淨值已包括所有根據國際財務報告準則應計提準備之重大調整。除若干貸款之減值撥備及投資和衍生產品之公平值調整外，根據中國會計準則及國際財務報告準則編製之深圳市商業銀行之主要利潤及虧損項目之間並無任何其他重大差異。深圳市商業銀行於截至二零零四年十二月三十一日止年度根據國際財務報告準則調整之未經審核除稅後淨利潤為人民幣253,000,000元。由於此等會計準則之差異，截至二零零五年十二月三十一日止年度，根據國際財務報告準則計算之深圳市商業銀行之經調整未經審核除稅後虧損淨額為人民幣2,322,000,000元，反映了主要屬於投資及衍生產品之公平值調整及貸款減值準備的調整約人民幣2,600,000,000元。儘管該等經常性調整並非全部屬於截至二零零五年十二月三十一日止年度，但均計入二零零五年度。此乃因不同的會計準則有不同的入賬方法。因此，本公司未有所需資料，以將有關調整適當分配至二零零五年以前之相關年度。儘管出現上述各項因素，深圳市商業銀行根據國際財務報告準則編製之截至二零零六年十二月三十一日止年度財務報表之經常性調整預期不會構成與二零零五年一樣程度之影響，因為，對於未能將該等調整適當分配至過往年度之問題將不會再發生，即本公司將毋須再在一個年度內記錄多個年度之調整。

在根據國際財務報告準則進行本次調整之前，深圳市商業銀行於二零零五年的經常性淨利潤為正值。

本公司計劃在收購事項完成時對深圳市商業銀行之財務狀況進行全面審計。

得資料及所信，(i)深圳市財政局及其聯繫人並無持有本公司之任何股份；(ii)除深圳市投資控股有限公司、深圳市深業投資開發有限公司及深圳市建設(集團)有限公司於最後實際可行日期分別持有本公司543,181,445股股份(約佔已發行股本8.77%)、301,585,684股股份(約佔已發行股本4.87%)及12,039,730股股份(約佔已發行股本0.19%)外，概無其他股東於該等交易中擁有重大權益而須於臨時股東大會上放棄投票。

獨立董事委員會(成員包括本公司獨立非執行董事鮑友德先生、鄺志強先生、張永鋭先生及周永健先生)已成立，以就該等交易是否公平合理向獨立股東提出建議。法國巴黎百富勤已獲委任為獨立財務顧問，以就此向獨立董事委員會及獨立股東提供意見。彼等致獨立股東之函件載於本通函第18至19頁。

## (vi) 有關該等交易各方之資料

本集團為中國一家保險及金融服務集團，能向企業及零售客戶提供多元化保險及金融服務及產品。本公司之附屬公司平安銀行有限責任公司更從以往開始一直經營銀行業務。

深圳市投資控股有限公司為一家於中國成立從事投資業務之有限公司。彼收購深圳市商業銀行535,000,000股股份(佔深圳市商業銀行股本權益約33.44%)，代價約為人民幣535,000,000元。

深業(集團)有限公司為一家於中國成立從事投資控股業務之有限公司。於股份轉讓協議日期，彼持有深圳市商業銀行65,966,200股股份，佔深圳市商業銀行股本權益約4.12%。

深圳市財政局為深圳市政府下屬之財政管理機構。於股份轉讓協議日期，深圳市財政局持有深圳市商業銀行292,064,574股股份，佔深圳市商業銀行股本權益約18.25%。

深圳市商業銀行為經中國人民銀行批准之一家商業銀行，從事向企業及零售客戶提供廣泛之金融產品及服務。深圳市商業銀行(於其擬通過認購事項擴大發行股本之前)約1,600,000,000股股份之餘下約37%由獨立第三方持有。

於收購事項完成後，深圳市商業銀行之董事會將會重組，引入具備國際及本地相關經驗之董事，而董事委員會架構亦將提升，以改善深圳市商業銀行之企業管治。另外，深圳市商業銀行管理層亦將增添富經驗之新人員，以提升深圳市商業銀行之管理能力。現時預期會作出新委任及分配更多資源至合規、營運及技術、信用卡及零售銀行等範疇。

由於本公司於二零零六年七月二十八日方訂立該等協議，本公司正為深圳市商業銀行之日後發展訂立詳細執行計劃。憑藉本集團於金融服務業之優勢，董事對深圳市商業銀行之未來業務發展及其與本集團其他業務之合作充滿信心。

## (v) 上市規則含義

由於有關百分比比率(定義見上市規則第14.04(9)條)高於5%但低於25%，故該等交易構成本公司之須予披露交易。

深圳市投資控股有限公司為中國平安人壽保險有限公司(本公司擁有99%權益之附屬公司)之發起人，因此根據上市規則第1.01條深圳市投資控股有限公司為本公司之關連人士。

深圳市財政局亦為本公司之發起人。然而，其作為中國政府機構(定義見上市規則第19A.04條)，根據規則第19A.19條不被視為本公司之關連人士。

因此，根據上市規則股份轉讓協議構成本公司之一項關連交易，須受上市規則第14A.45條、第14A.47條及第14A.48條所載之呈報、公佈及股東批准之規定所規限。

此外，由於深圳市投資控股有限公司持有深圳市商業銀行已發行股份30%以上，深圳市商業銀行為深圳市投資控股有限公司之聯繫人，因此深圳市商業銀行亦為本公司之關連人士。

因此，根據上市規則股份認購協議亦構成本公司之一項關連交易，須受上市規則第14A.45條、第14A.47條及第14A.48條所載之呈報、公佈及股東批准之規定所規限。

根據上市規則，深圳市投資控股有限公司、深圳市建設(集團)有限公司(深圳市投資控股有限公司之全資附屬公司)及深圳市深業投資開發有限公司(深業(集團)有限公司所控制之公司)將於臨時股東大會上就決議案放棄投票。就董事所知、所

深圳市商業銀行之股東應佔利潤由截至二零零四年十二月三十一日止年度之人民幣155,000,000元增加至截至二零零五年十二月三十一日止年度之人民幣269,000,000元，增加了人民幣114,000,000元或73.5%，主要由於利息淨收入增加，此項收入於同期由人民幣865,000,000元增至人民幣1,008,000,000元，增加了人民幣143,000,000元。深圳市商業銀行之資產淨值由二零零四年十二月三十一日之人民幣2,138,000,000元增至二零零五年十二月三十一日之人民幣2,403,000,000元，增加了12.3%，主要由於截至二零零五年十二月三十一日止年度所產生之淨利潤。

收購深圳市商業銀行符合本公司二零零五年年報所載之本公司策略，即以充份利用本集團之優勢壯大本集團現有銀行業務。該等優勢包括優化本集團之全國性品牌及基建設備；向本集團客戶進行銀行產品及保險產品的交叉銷售之能力；進一步發展產品搭售機會(尤其在理財領域)；及更好地利用本集團之技術基建設備及本集團僱員之銷售及市場推廣能力。預期收購事項將為本公司帶來進一步發展其多元化金融服務平台之機會，以支持其保險業務、銀行業務及資產管理三大主要業務策略。預期本公司交叉銷售予深圳市商業銀行之主要產品為銀行保險產品，有關產品現時為本公司人壽保產業務之三大主要銷售渠道之一。本公司預期收購深圳市商業銀行後，銀行保險業務分部對本集團業務的相對貢獻會增加。另外，預期深圳市商業銀行交叉銷售予本公司之主要產品為信用卡。

董事認為此乃本公司投資於深圳市商業銀行之合適時機，與本公司及其現有銀行業務比較，該投資乃適宜之投資規模。董事認為於深圳市商業銀行之策略性投資可促進其銀行業務平台之發展。通過在銀行業務方面充份利用上述優勢，本公司能將集團盈利分布至高增長及高回報領域。

此外，鑒於深圳市商業銀行亦位於本集團總部所在地深圳，因此充份利用上述優勢將產生更大之協同效應。

此外，由於深圳市商業銀行擁有中國銀監會授予之必要信用卡業務許可，但尚未推出任何信用卡產品，故收購深圳市商業銀行為本集團提供利用其過往兩年為踏足信用卡業務所做籌備工作而獲得成果之理想機會。

目前，深圳市商業銀行之資產組合集中於房地產貸款，其中大部份為提供予房地產開發商之貸款／墊款，以及住宅及商業按揭。為降低其貸款集中性，未來，深圳市商業銀行將專注於(i)大眾零售市場；(ii)較富裕人士；及(iii)中小企等業務。預期深圳市商業銀行亦會將其客戶劃為不同類別，以便深圳市商業銀行於市場建立具持續競爭力之地位。另將制定分行網絡計劃及發展功能，以確保分行網絡之未來增長及發展與客戶分類策略一致。

## (iv) 該等交易之理由及利益

深圳市商業銀行乃一間經中國人民銀行批准於中國以股份有限公司之形式成立之商業銀行。於二零零四年底，深圳市商業銀行就資產總值而言在中國之銀行中名列第17位，而在城市銀行中名列第3位。深圳市商業銀行在企業銀行及個人銀行業務方面提供廣泛之服務，包括存款服務、結算服務、外匯服務、融資服務、企業銀行及個人網上銀行業務。深圳市商業銀行在深圳擁有廣泛之經營網絡，包括於最後實際可行日期之46家支行及約150部自動提款機。下列財務資料摘要摘錄自深圳市商業銀行根據中國會計準則編製之有關經審核財務報表：

| **資產負債表** | **二零零五年十二月三十一日** *(人民幣百萬元)* | **二零零四年十二月三十一日** *(人民幣百萬元)* |
|---|---|---|
| 流動資產 | 33,134 | 32,968 |
| 流動負債 | (63,831) | (62,151) |
| 流動負債淨額 | (30,697) | (29,182) |
| 資產總值 | 69,937 | 66,925 |
| 負債總額 | (67,535) | (64,787) |
| 股東權益 | 2,403 | 2,138 |

| **收益表** | **二零零五年** *(人民幣百萬元)* | **二零零四年** *(人民幣百萬元)* |
|---|---|---|
| 利息淨收入 | 1,008 | 865 |
| 營業利潤 | 846 | 591 |
| 貸款減值準備 | (530) | (396) |
| 淨利潤 | 269 | 155 |

| **現金流量報表** | **二零零五年** *(人民幣百萬元)* | **二零零四年** *(人民幣百萬元)* |
|---|---|---|
| 經營活動現金流入(合共) | 61,119 | 67,865 |
| 經營活動現金流出(合共) | (63,482) | (65,569) |
| 經營活動現金流入／(流出)淨額 | (2,363) | 2,296 |
| 投資活動現金流入(合共) | 26,171 | 29,082 |
| 投資活動現金流出(合共) | (24,682) | (33,570) |
| 投資活動現金流入／(流出)淨額 | 1,489 | (4,489) |
| 籌資活動現金流入(合共) | — | — |
| 籌資活動現金流出(合共) | (4) | (30) |
| 籌資活動現金流入／(流出)淨額 | (4) | (30) |
| 現金及現金等價物減少 | (877) | (2,222) |

**該等交易代價之釐定基準**

本公司獲邀就收購深圳市商業銀行控股權益提交意向書，並據此進行投標及被選為優先投標人。進行進一步磋商後，該等交易在二零零六年七月二十八日簽訂股份轉讓協議及股份認購協議時達成。收購事項及認購事項之代價乃由訂約方根據下列各項經公平磋商後釐定：

(a) 深圳市商業銀行於本集團建立其銀行業務時可向本集團提供之戰略利益；

(b) 收購事項及認購事項產生之協同效應，包括收入及成本協同效應；

(c) 深圳市商業銀行之財務及業務狀況及前景，包括深圳市商業銀行為一家在中國具有領先地位之城市商業銀行之地位；

(d) 根據國際財務報告準則額外計提之資產減值準備金額及將深圳市商業銀行之資金充足比率改善至8%所需之額外資本金；

(e) 於收購控制性權益時所需之溢價程度；

(f) 其他人士投資國內銀行之先決戰略條款；

(g) 深圳財政局於二零零六年七月二十八日訂立資產認購協議，據此，其向深圳市商業銀行以代價人民幣1,008,000,000元收購原賬面值達人民幣1,008,000,000元之不良資產，該代價將於資產認購協議完成時支付；及

(h) 基於以上因素，一方面為價賬倍數約1.75倍（由以總代價人民幣4,910,186,384元認購深圳市商業銀行約89.24%股權產生），另一方面為深圳市商業銀行根據中國會計準則編製的於二零零五年十二月三十一日之資產賬面淨值為人民幣3,139,000,000元（根據國際財務報告準則就認購事項及深圳財政局根據資產認購協議收購不良資產之影響進行調整）。關於深圳市商業銀行的財務信息請見下文「有關該等交易各方之資料」的表述。

有關各股東於簽訂股份轉讓協議當日及緊隨完成股份轉讓協議和股份認購協議後，各自持有的深圳市商業銀行股份的示例表格如下：

| | 簽訂股份轉讓協議當日 | 緊隨完成股份轉讓協議後 | 緊隨完成股份認購協議後 |
|---|---|---|---|
| 本公司 | – | 1,008,186,384<br>(63.01%) | 4,910,186,384<br>(89.24%) |
| 深圳市投資控股有限公司 | 535,000,000<br>(33.44%) | – | – |
| 深圳市財政局 | 292,034,574<br>(18.25%) | – | – |
| 深業（集團）有限公司 | 65,966,200<br>(4.12%) | – | – |
| 八家獨立第三方賣方 | 115,185,610<br>(7.20%) | – | – |
| 其他獨立第三方 | 591,813,616<br>(36.99%) | 591,813,616<br>(36.99%) | 591,813,616<br>(10.76%) |
| 合計 | 1,600,000,000<br>(100%) | 1,600,000,000<br>(100%) | 5,502,000,000<br>(100%) |

收購事項之代價以及認購款均由本集團之自有資金，包括庫存現金撥付，是次資金運用已獲中國保監會批准。該等協議完成後，深圳市商業銀行將成為本公司擁有約89.24%股權之附屬公司。

自二零零六年六月，已成立臨時工作委員會，由四名本公司代表及兩名深圳市商業銀行之代表組成，每兩星期會面一次，以考慮對深圳市商業銀行造成重大影響之任何事宜(包括但不限於重大信貸決定、資本投資、人力資源決定等)，此安排乃為保障本公司在收購事項完成前之期間之利益。本公司計劃進行特別審查，以期確定深圳市商業銀行在股份轉讓協議完成後之財務狀況。

**(iii) 股份認購協議**

**日期：** 二零零六年七月二十八日

**訂約方：** (1) 認購方： 本公司

(2) 發行方： 深圳市商業銀行

**將予收購之資產：**

3,902,000,000股股份，每股面值人民幣1元，佔深圳市商業銀行經擴大已發行股本約70.92%。

**代價：**

認購事項之代價為人民幣3,902,000,000元，即每股認購價人民幣1元，須於股份認購協議完成後10個工作日內支付。

**條件：**

認購事項須於下列條件達成後，方可作實：(i)完成收購事項；(ii)本公司股東(以投票表決方式)及深圳市商業銀行股東於各自股東大會上批准認購事項；及(iii)中國銀監會批准認購事項。

**完成：**

上述條件達成後，股份認購協議預計將於二零零六年十二月三十一日左右完成。

(c) 在遵守監管機構的規定的情況下，本公司將允許深圳市商業銀行收購本公司於平安銀行有限責任公司之控制性權益或將平安銀行有限責任公司轉為深圳市商業銀行之分行。

(d) 由於收購事項乃基於本公司已委聘合適顧問，就深圳市商業銀行之實際情況進行或按其本身能力進行盡職審查，包括但不限於深圳市商業銀行之成立、存在、法律地位、經營權及執照、物業、財務、現有合約及其財務表現，以及已發生或可能發生之任何法律程序，收購事項之任何訂約方無權根據其就有關收購事項而作出的商業決定向另一方提出任何形式之索償。

(e) 於收購事項完成之日起十二個月內，倘本公司發現在完成前，深圳市商業銀行或其僱員行為不當或欺詐(包括但不限於監管機關已作出處罰之行為)，或監管機關發現深圳市商業銀行之客戶欺詐，而該等行為在進行盡職審查時並無披露，且對深圳市商業銀行之資產構成累計超過人民幣100,000,000元之直接負面影響，賣方將共同及個別按彼等各自於轉讓股份之股權比例，就超出人民幣100,000,000元之累計虧損向本公司作出賠償，而金額最多為人民幣500,000,000元。

(f) 倘任何一位賣方所作出的任何一項保證為不真實、不準確或遭違反，或由於任何其他原因，深圳市商業銀行承受重大不利影響，使深圳市商業銀行之資產淨值將減少人民幣200,000,000元或以上，本公司有權於賣方獲准採取補救行動之45日後，終止股份轉讓協議。

(g) 賣方並無就深圳市商業銀行於股份轉讓協議項下之資產淨值作出明示保證。股份轉讓協議規定(i)倘出現將令深圳市商業銀行之資產淨值減少人民幣200,000,000元或以上之任何重大不利影響，則本公司有權在其後45日之期間內終止股份轉讓協議，在該期間內，賣方獲准作補救行動；及(ii)賣方共同及個別地就若干行為或欺詐按彼等持有之轉讓股份之股權比例補償本公司逾人民幣100,000,000元之累計虧損，補償上限為人民幣500,000,000元。

倘深圳市商業銀行之資產淨值將出現減少人民幣200,000,000元或以上之任何重大不利影響，董事現時將無意進行收購事項，除非賣方已採取其接納之補救行動。倘(i)深圳市商業銀行之資產淨值減少不超過人民幣200,000,000元及(ii)收購事項並無終止，則該等交易隱含之市賬率將最高為1.87倍。

除上文所述者外，股份轉讓協議並無載有就深圳市商業銀行資產淨值減少之任何金額向賣方進行貨幣補償之任何其他明示條款。

**將予收購之資產：**

1,008,186,384股股份，每股面值人民幣1元，佔股份轉讓協議當日深圳市商業銀行全部已發行股本約63%。

本公司已承諾在五年期間內對該等收購股份保持實際控制權，除因集團內部重組外，不會轉讓該等股份。

雙方同意，作為深圳市商業銀行重組的一部分，本公司將以認購新股的方式向深圳市商業銀行注資人民幣3,902,000,000元。有關股份認購協議之詳情已載列如下。

**代價：**

收購事項之代價為人民幣1,008,186,384元，即每股人民幣1元，於股份轉讓協議完成時支付。

**條件：**

收購事項須待下列條件達成後，方可作實：(i)獨立股東於臨時股東大會上以投票表決方式通過有關批准股份轉讓協議及據此擬進行之交易所提呈之決議案；(ii)中國銀監會批准收購事項；(iii)賣方取得其股東及監管機構（包括深圳市國有資產監督管理委員會）之必要批准。

**完成：**

上述條件達成後，股份轉讓協議預計將於二零零六年十二月三十一日左右完成。

**其他條款：**

(a) 賣方已承諾（其中包括）於股份轉讓協議日期至收購事項完成日期期間，促使深圳市商業銀行在尚未得到本公司之同意前，不會進行若干行為，包括任何重組（包括但不限於與其他公司合併）；非經營活動產生債務（包括發行債券）；除屬恰當及必要，僱用及解僱主要人員或對此等主要員工之僱用條款及條件作出重大變動；以及重大資本開支及重大擔保（即涉及金額超過人民幣10,000,000元）。

(b) 賣方須於收購事項完成日期前六個月內促使支持深圳市商業銀行之存款及借貸業務。

佔股份轉讓協議當日深圳市商業銀行全部已發行股本之63%），以及進一步認購深圳市商業銀行3,902,000,000股新股份（約佔深圳市商業銀行經擴大已發行股本之70.92%）。於該等協議完成後，深圳市商業銀行將成為本公司擁有89.24%股權之附屬公司。

由於有關百分比比率（見上市規則第14.04(9)條之定義）超過5%但少於25%，該等交易構成本公司之須予披露交易。另外，由於賣方中之深圳市投資控股有限公司與深圳市商業銀行兩者乃本公司之關連人士，根據上市規則，該等交易構成本公司之關連交易，須遵守上市規則第14A.45條、第14A.47條及第14A.48條所載之申報、公佈及須經獨立股東批准之規定。

獨立董事委員會由鮑友德先生、鄺志強先生、張永鋭先生及周永健先生組成，彼等皆為本公司獨立非執行董事。獨立董事委員會將就該等交易是否公平合理向獨立股東提供意見。法國巴黎百富勤已獲委任為獨立財務顧問，就此方面向獨立董事委員會及獨立股東提供意見。

本通函之目的為(i)向　閣下提供該等交易之進一步資料；(ii)載列獨立董事委員會及法國巴黎百富勤之意見及推薦意見；及(iii)向　閣下提交臨時股東大會通告。

## (ii) 股份轉讓協議

**日期：** 二零零六年七月二十八日

**訂約方：** (1) 買方： 本公司

(2) 賣方： 深圳市投資控股有限公司持有535,000,000股股份（約33.44%）；

深圳市財政局持有292,034,574股股份（約18.25%）；

深業（集團）有限公司持有65,966,200股股份（約4.12%）；及

八名獨立第三方合共持有115,185,610股股份（約7.19%）。



# 中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(於中華人民共和國註冊成立之股份有限公司)*

(股份代號：2318)

*執行董事：*
馬明哲
孫建一
張子欣

*非執行董事：*
黃建平
林友鋒
張利華
Anthony Philip HOPE
竇文偉
樊剛
林麗君
石聿新
胡愛民
陳洪博
王冬勝
伍成業

*獨立非執行董事：*
鮑友德
鄺志強
張永銳
周永健

*註冊地址：*
中國
深圳市
八卦三路
平安大廈

*香港主要營業地點：*
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

**須予披露及關連交易**
**收購及認購深圳市商業銀行股份**

## (i) 緒言

茲提述該公佈，董事會於該公佈內宣佈，於二零零六年七月二十八日，本公司已與賣方訂立股份轉讓協議及與深圳市商業銀行訂立股份認購協議，內容有關本公司以約人民幣1,008,186,384元之代價收購深圳市商業銀行1,008,186,384股股份(約

| | | |
|---|---|---|
| 「證券及期貨條例」 | 指 | 證券及期貨條例(香港法例第571章) |
| 「股份轉讓協議」 | 指 | 本公司與賣方於二零零六年七月二十八日就本公司收購深圳市商業銀行1,008,186,384股股份(約佔股份轉讓協議當日深圳市商業銀行全部已發行股本之63%)訂立之股份轉讓協議 |
| 「股份認購協議」 | 指 | 本公司與深圳市商業銀行於二零零六年七月二十八日就本公司進一步認購深圳市商業銀行3,902,000,000股新股份(約佔深圳市商業銀行經擴大已發行股本之70.92%)訂立之股份認購協議 |
| 「股東」 | 指 | 本公司股份持有人 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「認購事項」 | 指 | 根據股份認購協議本公司擬進一步認購深圳市商業銀行3,902,000,000股新股份 |
| 「認購款」 | 指 | 人民幣3,902,000,000元，即就認購事項應付之認購款 |
| 「深圳市商業銀行」 | 指 | 深圳市商業銀行股份有限公司 |
| 「該等交易」 | 指 | 收購事項及認購事項 |
| 「賣方」 | 指 | 深圳市財政局、深業(集團)有限公司、深圳市投資控股有限公司及八名其他獨立第三方 |

| | | |
|---|---|---|
| 「H股」 | 指 | 海外上市外資股，於聯交所上市，以港元認購及交易 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「獨立董事委員會」 | 指 | 因該等交易而召集之本公司獨立董事委員會 |
| 「國際財務報告準則」 | 指 | 國際財務報告準則 |
| 「獨立第三方」 | 指 | 在本公司董事作出一切合理查詢後所知、所得資料及所信，獨立於本公司及其關連人士且與彼等概無關連之第三方及其最終實益擁有人 |
| 「股份有限公司」 | 指 | 全部資本分為面額相等之股份之公司，而股東將根據其所認購之股份對該公司承擔責任 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「最後實際可行日期」 | 指 | 二零零六年八月十日，於印刷本通函前確定本通函所載若干資料之最後實際可行日期 |
| 「中國人民銀行」 | 指 | 中國人民銀行 |
| 「中國」 | 指 | 中華人民共和國 |
| 「中國會計準則」 | 指 | 企業會計準則、金融保險企業財務制度、城市合作銀行會計制度及中國財務部、中國人民銀行及中國銀監會頒佈之其他適用會計規例 |
| 「人民幣」 | 指 | 中國法定貨幣人民幣 |

*在本通函內，除文義另有所指外，下列詞語具有以下涵義：*

| | | |
|---|---|---|
| 「收購事項」 | 指 | 根據股份轉讓協議本公司擬收購深圳市商業銀行1,008,186,384股股份(約佔深圳市商業銀行全部已發行股本之63%) |
| 「該等協議」 | 指 | 股份轉讓協議及股份認購協議 |
| 「公佈」 | 指 | 本公司就該等交易於二零零六年七月二十八日刊發之公佈 |
| 「公司章程」 | 指 | 本公司不時修訂、修改或增補之公司章程 |
| 「法國巴黎百富勤」 | 指 | 法國巴黎百富勤融資有限公司，本公司獨立董事委員會及獨立股東的獨立財務顧問，一家根據證券及期貨條例(香港法例第571章)可從事第1類(證券交易)及第6類(企業融資顧問)受規管業務的持牌法團 |
| 「董事會」 | 指 | 本公司之董事會 |
| 「中國銀監會」 | 指 | 中國銀行業監督管理委員會 |
| 「中國保監會」 | 指 | 中國保險監督管理委員會 |
| 「本公司」 | 指 | 中國平安保險(集團)股份有限公司，於中國註冊成立之股份有限公司，其H股於聯交所上市 |
| 「內資股」 | 指 | 由中國公民及／或中國公司實體以人民幣認購或繳足入賬之本公司股份 |
| 「臨時股東大會」 | 指 | 即將召開以批准該等交易之臨時股東大會 |
| 「本集團」 | 指 | 本公司及其附屬公司 |

*頁次*

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之中國平安保險(集團)股份有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。




中国平安
专业·价值 PING AN OF CHINA

# 中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

*(於中華人民共和國註冊成立之股份有限公司)*

(股份代號：2318)

## 須予披露及關連交易
## 收購及認購深圳市商業銀行股份
## 及
## 臨時股東大會通告

本公司財務顧問

**GOLDMAN SACHS (ASIA) L.L.C.**

獨立董事委員會及

獨立股東之獨立財務顧問

**法國巴黎百富勤**

臨時股東大會謹訂於二零零六年九月二十九日(星期五)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行。大會通告載於本通函第49至50頁。

臨時股東大會適用之代表委任表格隨附於本通函，並登載於聯交所網站(www.hkex.com.hk)。無論　閣下能否出席臨時股東大會，務請(i)按照隨附之回條上印列之指示填妥回條，並於二零零六年九月八日(星期五)之前交回及(ii)按照隨附之代表委任表格上印列之指示填妥代表委任表格，並於臨時股東大會或其任何續會(視情況而定)指定舉行時間二十四小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席臨時股東大會，並於會上投票。

二零零六年八月十五日





# 2006 Interim Report

Ping An Insurance (Group) Company of China, Ltd.

Stock Code: 2318

# TABLE OF CONTENTS



**Cautionary Statements Regarding Forward-Looking Statements**

To the extent any statements made in this report containing information that is not historical are essentially forward-looking. These forward-looking statements include but not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward-looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those include the words or phrases "potential", "estimates", "expects", "anticipates", "objective", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Readers should be cautioned that a variety of factors, many of which are beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward-looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.


Address : Ping An Building
Bagua No. 3 Road, Shenzhen
Guangdong, PRC

Telephone : +86-755-82262888

Fax : +86-755-82431029

Website : www.pingan.com.cn

E-mail : IR@pingan.com.cn; PR@pingan.com.cn

# FINANCIAL HIGHLIGHTS



Total Revenue
Net Profit
Earnings Per Share
50,000
40,000
30,000
20,000
10,000
0
43,739
32,603
Jun-06
Jun-05
5,000
4,000
3,000
2,000
1,000
0
4,162
2,250
Jun-06
Jun-05
0.75
0.60
0.45
0.30
0.15
0
0.66
0.36
Jun-06
Jun-05
Total Assets
Total Liabilities
Total Equity
400,000
300,000
200,000
100,000
0
358,718
319,706
Jun-06
Dec-05
400,000
300,000
200,000
100,000
0
320,614
286,184
Jun-06
Dec-05
40,000
30,000
20,000
10,000
0
38,104
33,522
Jun-06
Dec-05


## PROFIT AND LOSS

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Total Revenue | **43,739** | 32,603 |
| Net Profit | **4,162** | 2,250 |

## PER ORDINARY SHARE

| For the six months ended June 30, (in RMB) | 2006 | 2005 |
|---|---|---|
| Basic Earnings | **0.66** | 0.36 |

## BALANCE SHEET

| (in RMB million) | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Total Assets | **358,718** | 319,706 |
| Total Liabilities | **320,614** | 286,184 |
| Total Equity | **38,104** | 33,522 |

# CHAIRMAN'S STATEMENT

The year 2006 is the first year under the PRC's eleventh "Five-Year Plan". The PRC economy sustained steady growth while reform in the financial sector progressed successfully. All these provided a favorable environment for the development of the insurance industry as a whole. This, together with the full support of our shareholders and staff, enabled the Group to maintain its growth momentum and fulfill our business targets during the period.

## REVIEW OF THE FIRST HALF YEAR

### New record in operating results

As at June 30, 2006, the total assets of the Group was RMB358,718 million, representing an increase of 12.2% from December 31, 2005. Net profit for the six months ended June 30, 2006 was RMB4,162 million, representing a significant increase of 85.0% over RMB2,250 million for the same period last year. Total assets and net profit both reached historical records.

### Steady growth in core business

Our core insurance business continued to grow at a strong pace. Gross written premiums, policy fees and premium deposits increased 26.5% to RMB45,571 million over the same period last year. Total premiums from life insurance was RMB37,182 million, representing an increase of 25.0%. Total premiums from property and casualty insurance was RMB8,389 million, representing an increase of 33.4%. We continued to improve our life insurance portfolio mix during the period. As a result, the more profitable individual life insurance business accounted for 79.4% of total life premiums. For our property and casualty business, premiums from automobile insurance, non-automobile insurance and accident and health insurance were 65.3%, 29.7% and 5.0% respectively. Meanwhile, our service quality remained at a respectable level. Individual life business 13-month persistency ratio improved to 88.6% and the combined ratio of our property and casualty business improved to 94.8%.

### Strong investment performance

Riding on the recovery of the PRC stock market in the first half of the year, the Group achieved respectable investment return. Total investment income and total investment yield improved to RMB9,654 million and 5.8% respectively. Another very positive movement was that the new investment channel in infrastructure projects has been approved by the China Insurance Regulatory Commission ("CIRC"). The Group is working hard to capitalize on this opportunity. In addition, the incorporation in Hong Kong of China Ping An Asset Management (Hong Kong) Company Limited, a part of the Group's global investment platform, was approved by the CIRC, signifying an important step towards global asset allocation.

### Strong momentum in other business development

Apart from the excellent performance from our core insurance businesses, other businesses also reaped positive results during the first six months. Due to the strong stock market performance, Ping An Securities achieved a net profit of RMB174 million through the increase in revenue from brokerage fees and investment banking services. We were also awarded the qualification, by the China Securities Regulatory Commission, to launch innovative products and services. Ping An Trust also issued new trust schemes and completed investment in various projects. Both financing and investment capacity were substantially enhanced as compared with the same period last year. Further, Ping An Bank obtained an approval from the China Banking Regulatory Commission ("CBRC") to provide Renminbi services to corporate customers in June 2006. Its number of customers, deposits, and outstanding loans also increased substantially as compared to the same period last year.

# CHAIRMAN'S STATEMENT

**Nation-wide back-office operating centre and Ping An School of Financial Services in operation**

The Group's nation-wide back-office operating centre in Shanghai has commenced operation and approximately 1,500 staff have moved in. Centralization of our life insurance underwriting and claims functions was completed and is operating smoothly. Ping An School of Financial Services also began its operation in the first half of 2006 and conducted dozens of seminars for the CIRC and the Group. More than 100 training courses were held during the first six months. The school received wide recognition for both its faculty expertise and modern facilities.

## PROSPECT FOR THE SECOND HALF OF 2006

In June 2006, the State Council issued "Several Opinions on the Reform and Development of the Insurance Industry" which entailed a number of measures to support the development of the insurance industry. In particular, it emphasized on the "support for qualified insurance companies in conducting restructurings, mergers and acquisitions" as well as "promoting the steady trial of integrated financial services for insurance companies". This expands the investment channels for insurance funds and provides enormous support for the future development of the Group. We believe that the gradual implementation of these policies will create a more liberal and favorable operating environment for the insurance industry and we will surely benefit from this.

In the second half of 2006, the Group will adhere to its strategy and continue to focus on business quality, profits, legal compliance and attaining new heights. In respect of our core insurance business, we will continue to strengthen our competitive edge in major cities and to enhance our effort in exploring new potential markets, thus building a stronger foothold for our future growth. In respect of investment, we will execute our investment in infrastructure projects and actively set up strategies and channels for overseas investment. In respect of other business, we will accelerate our cross-selling by leveraging the Group's customer bases and business platform. In respect of our nation-wide back-office operating centre, we will make all necessary arrangement and deployment to ensure the smooth migration of our staff to the new site by the end of this year as planned.

We are confident that, with the joint efforts of our staff, we will fulfill our targets successfully and deliver excellent results to our shareholders.

**Ma Mingzhe**
*Chairman and Chief Executive Officer*

August 15, 2006

# MANAGEMENT DISCUSSION AND ANALYSIS

## GROUP'S CONSOLIDATED PERFORMANCE

The following is a summary of the consolidated results of the Group:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Total revenue | **43,739** | 32,603 |
| Total claims, policyholder benefits and expenses | **(39,021)** | (29,930) |
| Operating profit | **4,718** | 2,673 |
| Net profit | **4,162** | 2,250 |

The following table sets forth the breakdown of our net profit by business segment:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Life insurance | **3,523** | 1,868 |
| Property and casualty insurance | **317** | 142 |
| Other businesses | **322** | 240 |
| Net profit | **4,162** | 2,250 |

Consolidated net profit increased 85.0% to RMB4,162 million in the six months ended June 30, 2006 from RMB2,250 million in the same period in 2005. This increase was primarily due to the better performance in our core life insurance and property and casualty insurance businesses, and the strong total investment returns.

Our core life insurance business and property and casualty insurance business, accounted for approximately 84.6% and 7.6%, respectively, of our net profit.

# MANAGEMENT DISCUSSION AND ANALYSIS

**Consolidated investment income**

| For the six months ended June 30, (in RMB million, except percentages) | 2006 | 2005 |
|---|---|---|
| Net investment income | **5,783** | 4,481 |
| Net realized and unrealized gains | **3,871** | 19 |
| Total investment income | **9,654** | 4,500 |
| Net investment yield[1] | **4.2%** | 4.1% |
| Total investment yield[1] | **5.8%** | 4.1% |

[1] Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Our net investment income increased 29.1% to RMB5,783 million in the six months ended June 30, 2006 from RMB4,481 million in the same period in 2005. This increase was primarily due to the increase in our investment assets to RMB269,596 million as at June 30, 2006 from RMB219,666 million as at June 30, 2005. Net investment yield increased to 4.2% in the six months ended June 30, 2006 from 4.1% in the same period in 2005. This increase was primarily due to the higher dividend income received from our equity investment funds.

Our total investment income increased significantly to RMB9,654 million in the six months ended June 30, 2006 from RMB4,500 million in the same period in 2005. Total investment yield increased to 5.8% in the six months ended June 30, 2006 from 4.1% in the same period in 2005. These increases were primarily due to the strong performance in the PRC equity markets. As a result, the net realized and unrealized gains increased significantly to RMB3,871 million in the six months ended June 30, 2006 from RMB19 million in the same period in 2005.

We continued to improve the asset allocation of our portfolio in response to the changes in the capital markets. As a result, our equity investment as a percentage of our total investment assets increased to 10.1% as at June 30, 2006 from 6.2% as at December 31, 2005.

The following table presents our investment portfolio allocations among the major categories of our investments:

| (in RMB million, except percentages) | As at June 30, 2006 Carrying value | % of total | As at December 31, 2005 Carrying value | % of total |
|---|---|---|---|---|
| Fixed maturity investments | | | | |
| Term deposits | **67,962** | **25.2%** | 68,959 | 27.9% |
| Bond investments[1] | **170,442** | **63.2%** | 159,776 | 64.8% |
| Other fixed maturity investments | **2,966** | **1.1%** | 1,526 | 0.6% |
| Equity investments[2] | **27,079** | **10.1%** | 15,244 | 6.2% |
| Investment properties | **1,147** | **0.4%** | 1,243 | 0.5% |
| Total investments | **269,596** | **100.0%** | 246,748 | 100.0% |

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.

(2) Equity investments include equity investment funds, equity securities and investment in an associate.

## Foreign currency gains/(losses)

In the first half of 2006, the PRC currency, Renminbi, appreciated against other major currencies. As a result, we experienced a net exchange loss of RMB130 million in the six months ended June 30, 2006.

# MANAGEMENT DISCUSSION AND ANALYSIS

## LIFE INSURANCE BUSINESS

The following is a summary of the operation data of our life insurance business:

| | **As at June 30, 2006** | As at December 31, 2005 |
|---|---|---|
| Market share of gross written premiums, policy fees and premium deposits[1] | **16.6%** | 16.1% |
| Number of customers: | | |
| Individual (in thousands) | **31,043** | 30,312 |
| Corporate (in thousands) | **284** | 267 |
| Total (in thousands) | **31,327** | 30,579 |
| Persistency ratio: | | |
| 13-month | **88.6%** | 85.9% |
| 25-month | **80.0%** | 81.9% |

[1] Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as at June 30, 2006 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as at December 31, 2005 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

We are the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. For the six months ended June 30, 2006, our life insurance business accounted for approximately 16.6% of the gross written premiums, policy fees and premium deposits received by the PRC life insurance companies, based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP.

Through the continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers maintained at a respectable level of above 85.0% and 80.0%, respectively, as at June 30, 2006.

### Results of operations

The following is a summary of the results of our life insurance business:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Gross written premiums, policy fees and premium deposits | **37,182** | 29,747 |
| Less: *Premium deposits* | **(8,085)** | (5,488) |
| Gross written premiums and policy fees | **29,097** | 24,259 |
| Net earned premiums | **28,266** | 23,516 |
| Investment income | **8,744** | 3,966 |
| Foreign currency losses, net | **(114)** | – |
| Other income | **396** | 295 |
| Total revenue | **37,292** | 27,777 |
| Change in deferred policy acquisition costs | **2,408** | 1,565 |
| Increase in policyholder reserves | **(21,891)** | (14,739) |
| Claims and policyholder benefits | **(8,520)** | (8,011) |
| Commission expenses | **(3,272)** | (2,465) |
| Changes in fair value of derivative financial liabilities | **34** | (137) |
| General, administrative and other expenses | **(2,296)** | (1,911) |
| Total expenses | **(33,537)** | (25,698) |
| *Income taxes* | **(232)** | (211) |
| Net profit | **3,523** | 1,868 |

# MANAGEMENT DISCUSSION AND ANALYSIS

**Gross written premiums, policy fees and premium deposits**

| For the six months ended June 30, 2006 (in RMB million) | Premiums and policy fees | Premium deposits | Total |
|---|---|---|---|
| **Individual life** | | | |
| New business | | | |
| First year regular premiums | 3,983 | 1,247 | 5,230 |
| First year single premiums | 18 | – | 18 |
| Short term accident and health premiums | 1,519 | – | 1,519 |
| Total new business | 5,520 | 1,247 | 6,767 |
| Renewal business | 19,166 | 3,577 | 22,743 |
| Total individual life | 24,686 | 4,824 | 29,510 |
| **Bancassurance** | | | |
| New business | | | |
| First year regular premiums | 12 | – | 12 |
| First year single premiums | 341 | 3,066 | 3,407 |
| Short term accident and health premiums | 1 | – | 1 |
| Total new business | 354 | 3,066 | 3,420 |
| Renewal business | 125 | 4 | 129 |
| Total bancassurance | 479 | 3,070 | 3,549 |
| **Group insurance** | | | |
| New business | | | |
| First year regular premiums | – | – | – |
| First year single premiums | 2,452 | 191 | 2,643 |
| Short term accident and health premiums | 1,239 | – | 1,239 |
| Total new business | 3,691 | 191 | 3,882 |
| Renewal business | 241 | – | 241 |
| Total group insurance | 3,932 | 191 | 4,123 |
| **Total life insurance** | 29,097 | 8,085 | 37,182 |

| For the six months ended June 30, 2005 (in RMB million) | Premiums and policy fees | Premium deposits | Total |
|---|---|---|---|
| **Individual life** | | | |
| New business | | | |
| First year regular premiums | 2,752 | 2,094 | 4,846 |
| First year single premiums | 22 | – | 22 |
| Short term accident and health premiums | 1,311 | – | 1,311 |
| Total new business | 4,085 | 2,094 | 6,179 |
| Renewal business | 15,536 | 1,726 | 17,262 |
| Total individual life | 19,621 | 3,820 | 23,441 |
| **Bancassurance** | | | |
| New business | | | |
| First year regular premiums | 21 | 5 | 26 |
| First year single premiums | 587 | 1,466 | 2,053 |
| Short term accident and health premiums | 1 | – | 1 |
| Total new business | 609 | 1,471 | 2,080 |
| Renewal business | 112 | – | 112 |
| Total bancassurance | 721 | 1,471 | 2,192 |
| **Group insurance** | | | |
| New business | | | |
| First year regular premiums | 1 | – | 1 |
| First year single premiums | 2,583 | 197 | 2,780 |
| Short term accident and health premiums | 1,092 | – | 1,092 |
| Total new business | 3,676 | 197 | 3,873 |
| Renewal business | 241 | – | 241 |
| Total group insurance | 3,917 | 197 | 4,114 |
| **Total life insurance** | 24,259 | 5,488 | 29,747 |

*Individual Life Business.* Gross written premiums, policy fees and premium deposits for our individual life business increased 25.9% to RMB29,510 million in the six months ended June 30, 2006 from RMB23,441 million in the same period in 2005. This increase was primarily due to the 31.8% increase in renewal premiums, policy fees and premium deposits to RMB22,743 million in the six months ended June 30, 2006 from RMB17,262 million in the same period in 2005. In addition, first year premiums, policy fees and premium deposits for our individual life business increased 9.5% to RMB6,767 million in the six months ended June 30, 2006 from RMB6,179 million in the same period in 2005. These increases were primarily due to the continued improvement in the quality and productivity of our agency force.

# MANAGEMENT DISCUSSION AND ANALYSIS

*Bancassurance Business.* Gross written premiums, policy fees and premium deposits for our bancassurance business increased 61.9% to RMB3,549 million in the six months ended June 30, 2006 from RMB2,192 million in the same period in 2005. This increase was primarily due to the growth in sales of our universal life products through our bancassurance channel.

*Group Insurance Business.* Gross written premiums, policy fees and premium deposits for our group insurance business increased 0.2% to RMB4,123 million in the six months ended June 30, 2006 from RMB4,114 million in the same period in 2005. This increase was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. We continued to focus on selling employer welfare benefit plans. As a result, gross written premiums and policy fees for our short-term accident and health insurance business increased 13.5% to RMB1,239 million in the six months ended June 30, 2006 from RMB1,092 million in the same period in 2005.

**Investment income**

Net investment income for our life insurance business increased 31.2% to RMB5,211 million in the six months ended June 30, 2006 from RMB3,971 million in the same period in 2005. This increase was primarily due to the increase in investment assets to RMB235,534 million as at June 30, 2006 from RMB197,304 million as at June 30, 2005. Net investment yield for our life insurance business increased to 4.3% in the six months ended June 30, 2006 from 4.2% in the same period in 2005.

Total investment income for our life insurance business increased significantly to RMB8,744 million in the six months ended June 30, 2006 from RMB3,966 million in the same period in 2005. Total investment yield for our life insurance business increased to 5.9% in the six months ended June 30, 2006 from 4.2% in the same period in 2005.

| **For the six months ended June 30, (in RMB million, except percentages)** | **2006** | 2005 |
|---|---|---|
| Net investment income | **5,211** | 3,971 |
| Net investment yield[1] | **4.3%** | 4.2% |
| Total investment income | **8,744** | 3,966 |
| Total investment yield[1] | **5.9%** | 4.2% |

(1) Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

**Change in deferred policy acquisition costs**

The change in deferred policy acquisition costs was RMB2,408 million in the six months ended June 30, 2006 as compared to RMB1,565 million in the same period in 2005. The bigger change in deferred policy acquisition costs was primarily due to the increase in first year premiums, policy fees and premium deposits from individual life business.

**Increase in policyholder reserves**

The increase in policyholder reserves was RMB21,891 million in the six months ended June 30, 2006 as compared to RMB14,739 million in the same period in 2005. The bigger increase in policyholder reserves was primarily due to the increase in gross written premiums, policy fees and premium deposits.

**Claims and policyholder benefits**

Claims and policyholder benefits increased 6.4% to RMB8,520 million in the six months ended June 30, 2006 from RMB8,011 million in the same period in 2005. Claims and policyholder benefits as a percentage of gross written premiums, policy fees and premium deposits decreased to 22.9% in the six months ended June 30, 2006 from 26.9% in the same period in 2005.

The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities and survival benefits, policyholder dividends and provisions, and interest credited to policyholder contract deposits.

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Claims | **1,516** | 1,061 |
| Surrenders | **2,689** | 2,629 |
| Annuities | **1,293** | 1,220 |
| Maturities and survival benefits | **1,094** | 2,449 |
| Policyholder dividends and provisions | **1,714** | 599 |
| Interest credited to policyholder contract deposits | **214** | 53 |
| Total claims and policyholder benefits | **8,520** | 8,011 |

Payments for claims increased 42.9% to RMB1,516 million in the six months ended June 30, 2006 from RMB1,061 million in the same period in 2005. This increase was primarily due to the higher claims expense incurred for our short term accident and health products.

Payments for maturities and survival benefits decreased 55.3% to RMB1,094 million in the six months ended June 30, 2006 from RMB2,449 million in the same period in 2005. This decrease was primarily due to the lower maturities and survival benefits paid out for certain periodical endowment products as compared to 2005.

Payments for policyholder dividends and provisions increased significantly to RMB1,714 million in the six months ended June 30, 2006 from RMB599 million in the same period in 2005. This increase was primarily due to the higher dividend distribution as a result of better performance in investments for our participating products.

Payments for interest credited to policyholder contract deposits increased significantly to RMB214 million in the six months ended June 30, 2006 from RMB53 million in the same period in 2005. This increase was primarily due to the increase in sales of universal life policies and better investment performance.

### Commission Expenses

| For the six months ended June 30, | 2006 | 2005 |
|---|---|---|
| Commission expenses as a percentage of gross written premiums, policy fees and premium deposits | **8.8%** | 8.3% |

Commission expenses, which we paid primarily to our sales agents, increased 32.7% to RMB3,272 million in the six months ended June 30, 2006 from RMB2,465 million in the same period in 2005. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits increased to 8.8% in the six months ended June 30, 2006 from 8.3% in the same period in 2005. These increases were primarily due to the increase in first year premiums, policy fees and premium deposits from individual life products.

### General, Administrative and Other Expenses

| For the six months ended June 30, | 2006 | 2005 |
|---|---|---|
| General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits | **6.2%** | 6.4% |

General, administrative and other expenses increased 20.1% to RMB2,296 million in the six months ended June 30, 2006 from RMB1,911 million in the same period in 2005. This increase was primarily due to the increase in sales of first year premiums, policy fees and premium deposits. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits decreased to 6.2% in the six months ended June 30, 2006 from 6.4% in the same period in 2005. This decrease was primarily due to our continuous cost control initiatives.

### Income taxes

| For the six months ended June 30, | 2006 | 2005 |
|---|---|---|
| Effective tax rate | **6.2%** | 10.1% |

Income taxes increased 10.0% to RMB232 million in the six months ended June 30, 2006 from RMB211 million in the same period in 2005. The effective tax rate decreased to 6.2% in the six months ended June 30, 2006 from 10.1% in the same period in 2005. This decrease was primarily due to the tax incentives for salary expense deduction approved by the tax authorities and the increase in interest income from government bonds and dividend income from equity investment funds, which were both entitled to certain tax exemptions.

### Net profit

As a result of the foregoing, net profit for our life insurance business increased 88.6% to RMB3,523 million in the six months ended June 30, 2006 from RMB1,868 million in the same period in 2005.

## PROPERTY AND CASUALTY INSURANCE BUSINESS

The following is a summary of the operation data of our property and casualty insurance business:

| | **As at June 30, 2006** | As at December 31, 2005 |
|---|---|---|
| Market share of gross written premiums[1] | **10.7%** | 9.9% |
| Number of customers: | | |
| Individual (in thousands) | **6,851** | 6,006 |
| Corporate (in thousands) | **1,748** | 1,680 |
| Total (in thousands) | **8,599** | 7,686 |

| | **For the six months ended June 30, 2006** | For the year ended December 31, 2005 |
|---|---|---|
| Combined ratio: | | |
| Expense ratio | **23.4%** | 23.3% |
| Loss ratio | **71.4%** | 72.0% |
| Combined ratio | **94.8%** | 95.3% |

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as at June 30, 2006 was computed based on gross written premiums accumulated over a period of six months.
Market share as at December 31, 2005 was computed based on gross written premiums accumulated over a period of one year.

We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums. For the six months ended June 30, 2006, our property and casualty insurance business accounted for approximately 10.7% of the gross written premiums received by the PRC property and casualty insurance companies, based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP.

We continued to focus on disciplined underwriting and service enhancement. This strategy has enabled us to improve our underwriting results consistently. As a result, our combined ratio improved to 94.8% in the six months ended June 30, 2006 from 95.3% in the full year of 2005.

**Results of operations**

The following is a summary of the results of our property and casualty insurance business:

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Gross written premiums | **8,389** | 6,290 |
| Net earned premiums | **4,490** | 3,430 |
| Investment income | **312** | 174 |
| Foreign currency losses, net | **(8)** | – |
| Other income | **783** | 695 |
| Total revenue | **5,577** | 4,299 |
| Change in deferred policy acquisition costs | **203** | 169 |
| Claims expenses | **(3,208)** | (2,612) |
| Commission expenses | **(675)** | (439) |
| General, administrative and other expenses | **(1,333)** | (1,099) |
| Total expenses | **(5,013)** | (3,981) |
| Income taxes | **(247)** | (176) |
| Net profit | **317** | 142 |

**Gross written premiums**

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Automobile insurance | **5,482** | 3,720 |
| Non-automobile insurance | **2,490** | 2,321 |
| Accident and health insurance | **417** | 249 |
| Total gross written premiums | **8,389** | 6,290 |

Gross written premiums increased 33.4% to RMB8,389 million in the six months ended June 30, 2006 from RMB6,290 million in the same period in 2005. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance businesses.

*Automobile Insurance Business.* Gross written premiums attributable to our automobile insurance business increased 47.4% to RMB5,482 million in the six months ended June 30, 2006 from RMB3,720 million in the same period in 2005. This increase was primarily due to the continued increase in demand for automobiles in the PRC and the implementation of compulsory third party liability insurance.

*Non-automobile Insurance Business.* Gross written premiums attributable to our non-automobile insurance business increased 7.3% to RMB2,490 million in the six months ended June 30, 2006 from RMB2,321 million in the same period in 2005. This increase was primarily due to the increase in sales of commercial property insurance and liability insurance. Gross written premiums attributable to our commercial property insurance increased 19.2% to RMB1,203 million in the six months ended June 30, 2006 from RMB1,009 million in the same period in 2005. Gross written premiums attributable to our liability insurance increased 46.3% to RMB376 million in the six months ended June 30, 2006 from RMB257 million in the same period in 2005.

*Accident and Health Insurance Business.* Gross written premiums attributable to our accident and health insurance business increased 67.5% to RMB417 million in the six months ended June 30, 2006 from RMB249 million in the same period in 2005. This increase was primarily due to our continued focus on growing this line of business in the first half of 2006.

**Investment income**

Net investment income for our property and casualty insurance business increased 20.9% to RMB220 million in the six months ended June 30, 2006 from RMB182 million in the same period in 2005. This increase was primarily due to the increase in investment assets to RMB11,074 million as at June 30, 2006 from RMB8,970 million as at June 30, 2005. Net investment yield for our property and casualty insurance business increased to 4.3% in the six months ended June 30, 2006 from 4.2% in the same period in 2005.

Total investment income for our property and casualty insurance business increased 79.3% to RMB312 million in the six months ended June 30, 2006 from RMB174 million in the same period in 2005. Our total investment yield for our property and casualty insurance business increased to 5.2% in the six months ended June 30, 2006 from 4.1% in the same period in 2005.

| **For the six months ended June 30, (in RMB million, except percentages)** | **2006** | 2005 |
|---|---|---|
| Net investment income | **220** | 182 |
| Net investment yield[1] | **4.3%** | 4.2% |
| Total investment income | **312** | 174 |
| Total investment yield[1] | **5.2%** | 4.1% |

[1] Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

### Change in deferred policy acquisition costs

The change in deferred policy acquisition costs was RMB203 million in the six months ended June 30, 2006 as compared to RMB169 million in the same period in 2005. The bigger change in deferred policy acquisition costs was primarily due to the increase in gross written premiums.

### Claims

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Automobile insurance | **2,527** | 1,943 |
| Non-automobile insurance | **528** | 556 |
| Accident and health insurance | **153** | 113 |
| Total claims | **3,208** | 2,612 |

Total claims increased 22.8% to RMB3,208 million in the six months ended June 30, 2006 from RMB2,612 million in the same period in 2005.

Claims attributable to our automobile insurance business increased 30.1% to RMB2,527 million in the six months ended June 30, 2006 from RMB1,943 million in the same period in 2005. This increase was due to the increase in gross written premiums of our automobile insurance business.

Claims attributable to our non-automobile insurance business decreased 5.0% to RMB528 million in the six months ended June 30, 2006 from RMB556 million in the same period in 2005. This decrease was primarily due to the lower claims expense incurred from our motor loan guarantees insurance business.

Claims attributable to our accident and health insurance business increased 35.4% to RMB153 million in the six months ended June 30, 2006 from RMB113 million in the same period in 2005. This increase was primarily due to the increase in gross written premiums of our accident and health insurance business.

### Commission expenses

| For the six months ended June 30, | 2006 | 2005 |
|---|---|---|
| Commission expenses as a percentage of gross written premiums | **8.0%** | 7.0% |

Commission expenses increased 53.8% to RMB675 million in the six months ended June 30, 2006 from RMB439 million in the same period in 2005. As a percentage of gross written premiums, commission expenses increased to 8.0% in the six months ended June 30, 2006 from 7.0% in the same period in 2005. These increases were primarily due to the increase in gross written premiums and the higher market commission rates resulting from increased competition in the property and casualty insurance industry.

### General, administrative and other expenses

| For the six months ended June 30, | 2006 | 2005 |
|---|---|---|
| General, administrative and other expenses as a percentage of gross written premiums | **15.9%** | 17.5% |

General, administrative and other expenses increased 21.3% to RMB1,333 million in the six months ended June 30, 2006 from RMB1,099 million in the same period in 2005. This increase was primarily due to the increase in gross written premiums. General, administrative and other expenses as a percentage of gross written premiums decreased to 15.9% in the six months ended June 30, 2006 from 17.5% in the same period in 2005. This decrease was primarily due to our continuous cost control initiatives.

### Income taxes

| For the six months ended June 30, | 2006 | 2005 |
|---|---|---|
| Effective tax rate | **43.8%** | 55.3% |

Income taxes increased 40.3% to RMB247 million in the six months ended June 30, 2006 from RMB176 million in the same period in 2005. The effective tax rate decreased to 43.8% in the six months ended June 30, 2006 from 55.3% in the same period in 2005. This decrease was primarily due to the tax incentives for salary expense deduction approved by the tax authorities and the increase in interest income from government bonds and dividend income from equity investment funds, which were both entitled to certain tax exemptions.

### Net profit

As a result of the foregoing, net profit from our property and casualty insurance business increased significantly to RMB317 million in the six months ended June 30, 2006 from RMB142 million in the same period in 2005.

## TRUST BUSINESS

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Total revenue(1) | **140** | 68 |
| Net profit(1) | **61** | 38 |

(1) Total revenue and net profit are presented at company's level, where interests in subsidiaries are accounted for at cost.

Total revenue from our trust business increased significantly to RMB140 million in the six months ended June 30, 2006 from RMB68 million in the same period in 2005. Net profit from our trust business increased 60.5% to RMB61 million in the six months ended June 30, 2006 from RMB38 million in the same period in 2005. These increases were primarily due to the increase in assets held under its management.

# MANAGEMENT DISCUSSION AND ANALYSIS

## SECURITIES BUSINESS

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Total revenue | **345** | 84 |
| Net profit/(loss) | **174** | (29) |

Total revenue from our securities business increased significantly to RMB345 million in the six months ended June 30, 2006 from RMB84 million in the same period in 2005. Net profit from our securities business was RMB174 million in the six months ended June 30, 2006 as compared to net loss of RMB29 million in the same period in 2005. These improvements were primarily due to the increase in revenue from securities trading business and investment banking services as a result of better performance in the PRC equity markets.

## BANK BUSINESS

| For the six months ended June 30, (in RMB million) | 2006 | 2005 |
|---|---|---|
| Total revenue | **11** | 10 |
| Net profit | **1** | 5 |

Total revenue from our bank business increased to RMB11 million in the six months ended June 30, 2006 from RMB10 million in the same period in 2005. Net profit from our bank business decreased to RMB1 million in the six months ended June 30, 2006 from RMB5 million in the same period in 2005. This decrease is mainly due to higher expense incurred from our preparation for the launches of Renminbi ("RMB") products. Ping An Bank obtained an approval from the CBRC to provide Renminbi services to corporate customers in June 2006. We expect to launch RMB products by the end of 2006.

## OTHER BUSINESS

Our annuity business, health insurance business and asset management business were launched in 2005 but the scale of operation is still relatively small. The total revenue and net profit of these companies were considerably immaterial as compared to the entire Group.

## LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our operating cash flows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

| (in RMB million) | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Cash and cash equivalents | **22,359** | 17,636 |
| Held-for-trading investments | **21,248** | 9,410 |
| Total liquid assets | **43,607** | 27,046 |

The Group utilizes short term borrowing and securities sold under agreements to repurchase as part of the liquidity management for our daily operations. The following table summarizes the carrying amount of these arrangements:

| (in RMB million) | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Short term borrowing | **1,015** | – |
| Securities sold under agreements to repurchase | **1,056** | 7,095 |

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short term borrowing, will enable the Group to meet its foreseeable cash requirements.

## CAPITAL STRUCTURE

Total equity increased to RMB38,104 million as at June 30, 2006 from RMB33,522 million as at December 31, 2005. This increase was primarily due to our operating profit in the first half of 2006.

The Group does not utilize any form of debt arrangement to finance its capital structure.

The Group had no material charges on its group assets.

### Gearing ratio

| | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Gearing ratio | **89.5%** | 89.7% |

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

**Contractual obligations and other commercial commitments**

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

| (in RMB million) | As at June 30, 2006 | As at December 31, 2005 |
|---|---|---|
| Contractual commitments | **575** | 472 |
| Operating lease commitments | **862** | 850 |

## FOREIGN CURRENCY RISK

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi.

| As at June 30, 2006 (in RMB million) | Foreign currency risk |
|---|---|
| Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi | **685** |

# EMBEDDED VALUE

## INTRODUCTION

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

## COMPONENTS OF ECONOMIC VALUE

| (in RMB million) | **As at June 30, 2006** | As at December 31, 2005 |
|---|---|---|
| Adjusted net asset value | **37,378** | 33,072 |
| Value of in-force insurance business written prior to June 1999 | **(20,938)** | (18,089) |
| Value of in-force insurance business written since June 1999 | **43,644** | 38,537 |
| Cost of holding the required solvency margin | **(5,599)** | (5,157) |
| **Embedded Value** | **54,485** | 48,363 |
| Value of one year's new business | **5,443** | 5,148 |
| Cost of holding the required solvency margin | **(569)** | (609) |
| **Value of one year's new business after cost of solvency** | **4,874** | 4,539 |

The adjusted net asset value is based on the audited shareholders net assets of the Group as measured on the PRC statutory basis. The values placed on certain assets have been adjusted to the market values. It should be noted that the adjusted net asset is for the whole Group, including Ping An Life and other business units, whilst the value of in-force insurance business and the value of one year's new business presented are in respect of Ping An Life only.

## KEY ASSUMPTIONS

The assumptions used in the embedded value calculation in the first half of 2006 have largely been the same as those used in 2005 year-end valuation. The Group has not changed the following key assumptions, namely: risk discount rate, investment returns, mortality rates, morbidity rates, expenses and policyholder dividends. The income tax rate has been assumed to be 15% due to the salary expense deduction quota approved by the government tax authority and the tax exemption treatment from government bond. Policy discontinuance rates for certain products have been updated to reflect the actual experience.

# EMBEDDED VALUE

## NEW BUSINESS VOLUMES AND BUSINESS MIX

The volume of new business sold during the past 12 months prior to June 30, 2006 has been modeled to calculate the value of one year's new business. The volume was RMB23,208 million in terms of first year premium. The mix of the new business measured by first year premium was:

| | Percentage |
|---|---|
| **Individual life** | **43.1%** |
| Long-term business | 41.0% |
| Short-term business | 2.1% |
| **Group life** | **29.3%** |
| Long-term business | 20.3% |
| Short-term business | 9.0% |
| **Bancassurance** | **27.6%** |
| Long-term business | 27.6% |
| **Total** | 100.0% |

# INDEPENDENT AUDITORS' REVIEW REPORT

To the board of directors
**Ping An Insurance (Group) Company of China, Ltd. (the "Company")**

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2006 set out on pages 26 to 50.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited requires the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

## REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended June 30, 2006.

**Ernst & Young**
*Certified Public Accountants*

Hong Kong
August 15, 2006

# CONDENSED CONSOLIDATED INCOME STATEMENT

| For the six months ended June 30, (in RMB million) | Notes | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|---|
| Gross written premiums and policy fees | 5 | **37,486** | 30,549 |
| Less: Premiums ceded to reinsurers | | **(2,466)** | (2,311) |
| Net written premiums and policy fees | | **35,020** | 28,238 |
| Increase in unearned premium reserves, net | | **(2,264)** | (1,292) |
| Net earned premiums | | **32,756** | 26,946 |
| Reinsurance commission income | | **922** | 772 |
| Net investment income | *6(1)* | **5,783** | 4,481 |
| Realized gains/(losses) | *6(2)* | **2,090** | (190) |
| Unrealized gains | *6(3)* | **1,781** | 209 |
| Foreign currency losses, net | | **(130)** | – |
| Other income | *7* | **537** | 385 |
| **Total revenue** | | **43,739** | 32,603 |
| Change in deferred policy acquisition costs | | **2,611** | 1,734 |
| Claims and policyholder benefits | *8* | **(11,728)** | (10,623) |
| Increase in policyholder reserves | | **(21,891)** | (14,739) |
| Change in fair value of derivative financial liabilities | | **86** | (137) |
| Commission expenses | | **(3,933)** | (2,904) |
| General and administrative expenses | | **(4,025)** | (3,155) |
| Provision for insurance guarantee fund | | **(141)** | (106) |
| **Total expenses** | | **(39,021)** | (29,930) |
| Operating profit | *9* | **4,718** | 2,673 |
| Income taxes | *10* | **(556)** | (423) |
| **Net profit** | | **4,162** | 2,250 |
| **Attributable to:** | | | |
| – Equity holders of the parent | | **4,099** | 2,235 |
| – Minority interests | | **63** | 15 |
| | | **4,162** | 2,250 |
| | | **RMB** | RMB |
| **Earnings per share for net profit attributable to equity holders of the parent – basic** | *12* | **0.66** | 0.36 |

The accompanying notes form an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED BALANCE SHEET

| (in RMB million) | Notes | (Unaudited) As at June 30, 2006 | (Audited) As at December 31, 2005 |
|---|---|---|---|
| **ASSETS** | | | |
| Investments | | | |
| Fixed maturity investments | | | |
| Bonds | *13, 20* | **170,366** | 159,749 |
| Term deposits | *20* | **67,962** | 68,959 |
| Policy loans | *20* | **1,077** | 864 |
| Securities purchased under agreements to resell | *20* | **260** | – |
| Loans and advances to customers | *20* | **1,629** | 662 |
| Equity investments | | | |
| Equity investment funds | *14* | **11,868** | 10,058 |
| Equity securities | *15* | **15,211** | 5,183 |
| Derivative financial assets | | **76** | 27 |
| Investment in an associate | | **–** | 3 |
| Investment properties | | **1,147** | 1,243 |
| Total investments | | **269,596** | 246,748 |
| Cash and cash equivalents | | **22,359** | 17,636 |
| Premium receivables | | **3,680** | 749 |
| Interest receivables | | **1,503** | 438 |
| Policyholder account assets in respect of insurance contracts | | **16,483** | 12,820 |
| Policyholder account assets in respect of investment contracts | | **3,397** | 3,078 |
| Reinsurance assets | | **5,267** | 4,889 |
| Deferred policy acquisition costs | *16* | **29,084** | 26,428 |
| Property, plant and equipment | | **2,849** | 2,918 |
| Construction-in-progress | | **1,090** | 620 |
| Land use rights | | **946** | 955 |
| Goodwill | | **327** | 327 |
| Statutory deposits | | **1,240** | 1,240 |
| Other assets | | **897** | 860 |
| **Total assets** | | **358,718** | 319,706 |

The accompanying notes form an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED BALANCE SHEET

| (in RMB million) | Notes | (Unaudited) As at June 30, 2006 | (Audited) As at December 31, 2005 |
|---|---|---|---|
| **EQUITY AND LIABILITIES** | | | |
| Equity attributable to equity holders of the parent | | | |
| Share capital | 17 | **6,195** | 6,195 |
| Reserves | | **23,188** | 21,493 |
| Retained profits | | **8,168** | 5,308 |
| | | **37,551** | 32,996 |
| Minority interests | | **553** | 526 |
| Total equity | | **38,104** | 33,522 |
| Liabilities | | | |
| *Customer deposits* | 20 | **3,062** | 1,862 |
| Securities sold under agreements to repurchase | 20 | **1,056** | 7,095 |
| Short term borrowing | 20 | **1,015** | – |
| Premiums received in advance | | **640** | 1,880 |
| Commission payable | | **831** | 633 |
| Due to reinsurers | | **1,017** | 533 |
| Dividends payable to shareholders | | **82** | 76 |
| Income tax payable | | **713** | 445 |
| Insurance guarantee fund | | **83** | 60 |
| Policyholder dividend payable and provisions | | **4,478** | 2,864 |
| Insurance contract liabilities | | | |
| Policyholder reserves | | **246,241** | 223,538 |
| Policyholder contract deposits | | **15,570** | 9,795 |
| Policyholder account liabilities in respect of insurance contracts | | **16,483** | 12,820 |
| Unearned premium reserves | | **13,687** | 11,048 |
| Claim reserves | | **6,217** | 5,824 |
| Annuity and other insurance balances payable | | **2,424** | 2,234 |
| Investment contract liabilities | | | |
| Policyholder account liabilities in respect of investment contracts | | **3,397** | 3,078 |
| Investment contract reserves | | **13** | 14 |
| Derivative financial liabilities | | **171** | 133 |
| Deferred income tax liabilities | | **589** | 49 |
| Other liabilities | | **2,845** | 2,203 |
| Total liabilities | | **320,614** | 286,184 |
| **Total equity and liabilities** | | **358,718** | 319,706 |

The accompanying notes form an integral part of these condensed consolidated financial statements.

| **MA Mingzhe** | **CHEUNG Chi Yan Louis** | **SUN Jianyi** |
|---|---|---|
| *Director* | *Director and Chief Financial Officer* | *Director* |

# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2005

| | | Equity attributable to equity holders of the parent | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Reserves | | | | | | | | |
| (in RMB million) | *Note* | Share capital | Capital reserve | Revenue reserve fund | Common welfare fund | General reserve | Net unrealized gains/ (losses) | Foreign currency translation differences | Retained profits | Minority interests | Total |
| (Unaudited) | | | | | | | | | | | |
| As at January 1, 2005 | | 6,195 | 14,835 | 4,409 | 616 | 395 | (738) | - | 2,485 | 430 | 28,627 |
| Net profit for the six months ended June 30, 2005 | | - | - | - | - | - | - | - | 2,235 | 15 | 2,250 |
| Net gains on available-for-sale investments | | - | - | - | - | - | 755 | - | - | 7 | 762 |
| Net gains on available-for-sale investments removed from equity and reported in net profit | | - | - | - | - | - | (109) | - | - | (1) | (110) |
| Increase in capital of a subsidiary | | - | - | - | - | - | - | - | - | 22 | 22 |
| Deferred tax recognized, net | | - | - | - | - | - | (97) | - | - | (1) | (98) |
| Dividends declared | *11(3)* | - | - | - | - | - | - | - | (867) | - | (867) |
| As at June 30, 2005 | | 6,195 | 14,835 | 4,409 | 616 | 395 | (189) | - | 3,853 | 472 | 30,586 |
| Net profit for the six months ended December 31, 2005 | | - | - | - | - | - | - | - | 1,991 | 24 | 2,015 |
| Net gains on available-for-sale investments | | - | - | - | - | - | 963 | - | - | 11 | 974 |
| Net losses on available-for-sale investments removed from equity and reported in net profit | | - | - | - | - | - | 100 | - | - | 1 | 101 |
| Increase in capital of a subsidiary | | - | - | - | - | - | - | - | - | 24 | 24 |
| Increase in general reserve | | - | - | - | - | 35 | - | - | (35) | - | - |
| Deferred tax recognized, net | | - | - | - | - | - | (159) | - | - | (2) | (161) |
| Currency translation adjustments | | - | - | - | - | - | - | (13) | - | (4) | (17) |
| Appropriations to statutory reserves | | - | - | 334 | 167 | - | - | - | (501) | - | - |
| As at December 31, 2005 | | 6,195 | 14,835 | 4,743 | 783 | 430 | 715 | (13) | 5,308 | 526 | 33,522 |

The accompanying notes form an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2006

| | | Equity attributable to equity holders of the parent | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Reserves | | | | | | | | |
| (in RMB million) | *Notes* | Share capital | Capital reserve | Revenue reserve fund | Common welfare fund | General reserve | Net unrealized gains/ (losses) | Foreign currency translation differences | Retained profits | Minority interests | Total |
| (Unaudited) | | | | | | | | | | | |
| As at January 1, 2006 | | 6,195 | 14,835 | 4,743 | 783 | 430 | 715 | (13) | 5,308 | 526 | 33,522 |
| Net profit for the six months ended June 30, 2006 | | - | - | - | - | - | - | - | 4,099 | 63 | 4,162 |
| Net gains on available-for-sale investments | | - | - | - | - | - | 3,202 | - | - | 30 | 3,232 |
| Net gains on available-for-sale investments removed from equity and reported in net profit | | - | - | - | - | - | (1,204) | - | - | (12) | (1,216) |
| Deferred tax recognized, net | | - | - | - | - | - | (300) | - | - | (3) | (303) |
| Dividends declared | *11(1)* | - | - | - | - | - | - | - | (1,239) | - | (1,239) |
| Transfer to revenue reserve fund | *18* | - | - | 783 | (783) | - | - | - | - | - | - |
| Currency translation adjustments | | - | - | - | - | - | - | (3) | - | (1) | (4) |
| Dividends declared by subsidiaries | | - | - | - | - | - | - | - | - | (50) | (50) |
| **As at June 30, 2006** | | 6,195 | 14,835 | 5,526 | - | 430 | 2,413 | (16) | 8,168 | 553 | 38,104 |

The accompanying notes form an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Net cash from operating activities | **23,722** | 15,112 |
| Net cash used in investing activities | **(18,601)** | (10,238) |
| Net cash used in financing activities | **(268)** | (770) |
| Net increase in cash and cash equivalents | **4,853** | 4,104 |
| Net foreign exchange differences | **(130)** | – |
| Cash and cash equivalents at beginning of period | **17,636** | 15,254 |
| Cash and cash equivalents at end of period | **22,359** | 19,358 |

The accompanying notes form an integral part of these condensed consolidated financial statements.

# NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2006

## 1. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its subsidiaries (the "Group") are mainly engaged in the provision of life insurance, property and casualty insurance and other financial services.

The principal structure of the Group changed during the six months ended June 30, 2006 (the "Period") as follows:

(1) On May 16, 2006, China Ping An Asset Management (Hong Kong) Company Limited was incorporated in Hong Kong.

(2) On June 23, 2006, Ping An Bank Limited obtained an approval from the China Banking Regulatory Commission to provide Renminbi services to corporate customers.

## 2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and the disclosure requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these financial statements are consistent with those used in the audited annual financial statements for the year ended December 31, 2005, except as disclosed in note 3 below about changes and revisions in significant accounting policies following the adoption of certain revised International Financial Reporting Standards ("IFRSs"). These financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers to be most relevant to its current operations:

### (1) IAS 39 Financial Instruments: Recognition and Measurement

*Fair Value Option*

Effective January 1, 2006, the Group has adopted IAS 39 amendment on fair value option. As a result, the Group has an option to designate a financial asset or financial liability at fair value through profit or loss when one of the following conditions is met:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about such group is provided internally on that basis to an entity's key management personnel.

During the Period, the Group did not opt to designate significant financial asset or liability at fair value through profit or loss.

### (2) IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts

*Financial Guarantee Contracts*

Effective January 1, 2006, the Group has adopted IAS 39 and IFRS 4 amendments on financial guarantee contracts. Under the amended IAS 39, financial guarantee contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 "Revenue".

Other than any financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers that the adoption of other new or revised IFRSs and related pronouncements effective in 2006 does not have significant impact on the Group's financial statements for 2006. Currently, the Group is assessing the impact of adopting new or revised IFRSs effective since 2007.

## 4. SEGMENT REPORTING

The Group's business segment information is currently divided into four business segments - life insurance business, property and casualty insurance business, corporate business and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

## 4. SEGMENT REPORTING *(Continued)*

The Group's revenue and net profit for the Period were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

The segment analysis for the Period is as follows:

| (in RMB million) | Life insurance (Unaudited) | Property and casualty insurance (Unaudited) | Corporate (Unaudited) | Others (Unaudited) | Elimination (Unaudited) | Total (Unaudited) |
|---|---|---|---|---|---|---|
| Gross written premiums and policy fees | 29,097 | 8,389 | - | - | - | 37,486 |
| Less: Premiums ceded to reinsurers | (358) | (2,108) | - | - | - | (2,466) |
| Increase in unearned premium reserves, net | (473) | (1,791) | - | - | - | (2,264) |
| Net earned premiums | 28,266 | 4,490 | - | - | - | 32,756 |
| Reinsurance commission income | 167 | 755 | - | - | - | 922 |
| Net investment income | 5,211 | 220 | 254 | 98 | - | 5,783 |
| Realized gains | 1,876 | 68 | 26 | 120 | - | 2,090 |
| Unrealized gains | 1,657 | 24 | 69 | 31 | - | 1,781 |
| Foreign currency losses, net | (114) | (8) | (5) | (3) | - | (130) |
| Other income | 229 | 28 | 30 | 329 | (79) | 537 |
| Total revenue | 37,292 | 5,577 | 374 | 575 | (79) | 43,739 |
| Change in deferred policy acquisition costs | 2,408 | 203 | - | - | - | 2,611 |
| Claims and policyholder benefits | (8,520) | (3,208) | - | - | - | (11,728) |
| Increase in policyholder reserves | (21,891) | - | - | - | - | (21,891) |
| Change in fair value of derivative financial liabilities | 34 | - | - | 52 | - | 86 |
| Commission expenses | (3,272) | (675) | - | - | 14 | (3,933) |
| General and administrative expenses | (2,222) | (1,266) | (268) | (334) | 65 | (4,025) |
| Provision for insurance guarantee fund | (74) | (67) | - | - | - | (141) |
| Total expenses | (33,537) | (5,013) | (268) | (282) | 79 | (39,021) |
| Operating profit | 3,755 | 564 | 106 | 293 | - | 4,718 |
| Income taxes | (232) | (247) | (38) | (39) | - | (556) |
| Net profit | 3,523 | 317 | 68 | 254 | - | 4,162 |

## 4. SEGMENT REPORTING *(Continued)*

The segment analysis for the six months ended June 30, 2005 is as follows:

| (in RMB million) | Life insurance (Unaudited) | Property and casualty insurance (Unaudited) | Corporate (Unaudited) | Others (Unaudited) | Elimination (Unaudited) | Total (Unaudited) |
|---|---|---|---|---|---|---|
| Gross written premiums and policy fees | 24,259 | 6,290 | – | – | – | 30,549 |
| Less: Premiums ceded to reinsurers | (420) | (1,891) | – | – | – | (2,311) |
| Increase in unearned premium reserves, net | (323) | (969) | – | – | – | (1,292) |
| Net earned premiums | 23,516 | 3,430 | – | – | – | 26,946 |
| Reinsurance commission income | 88 | 684 | – | – | – | 772 |
| Net investment income | 3,971 | 182 | 308 | 20 | – | 4,481 |
| Realized gains/(losses) | (172) | (48) | 8 | 22 | – | (190) |
| Unrealized gains | 167 | 40 | – | 2 | – | 209 |
| Other income | 207 | 11 | 67 | 133 | (33) | 385 |
| Total revenue | 27,777 | 4,299 | 383 | 177 | (33) | 32,603 |
| Change in deferred policy acquisition costs | 1,565 | 169 | – | – | – | 1,734 |
| Claims and policyholder benefits | (8,011) | (2,612) | – | – | – | (10,623) |
| Increase in policyholder reserves | (14,739) | – | – | – | – | (14,739) |
| Change in fair value of derivative financial liabilities | (137) | – | – | – | – | (137) |
| Commission expenses | (2,465) | (439) | – | – | – | (2,904) |
| General and administrative expenses | (1,852) | (1,052) | (118) | (166) | 33 | (3,155) |
| Provision for insurance guarantee fund | (59) | (47) | – | – | – | (106) |
| Total expenses | (25,698) | (3,981) | (118) | (166) | 33 | (29,930) |
| Operating profit | 2,079 | 318 | 265 | 11 | – | 2,673 |
| Income taxes | (211) | (176) | (37) | 1 | – | (423) |
| Net profit | 1,868 | 142 | 228 | 12 | – | 2,250 |

# NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2006

## 5. GROSS WRITTEN PREMIUMS AND POLICY FEES

(1)

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC accounting standards | **46,191** | 36,453 |
| Less: Business tax and surcharges | **(620)** | (416) |
| Gross written premiums, policy fees and premium deposits (net of business tax and surcharges) | **45,571** | 36,037 |
| Less: Premium deposits allocated to policyholder accounts | **(2,048)** | (1,923) |
| Premium deposits allocated to policyholder contract deposits | **(6,037)** | (3,565) |
| Gross written premiums and policy fees | **37,486** | 30,549 |

(2)

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Long term life business gross written premiums and policy fees | **26,338** | 21,876 |
| Short term life business gross written premiums | **2,759** | 2,383 |
| Property and casualty business gross written premiums | **8,389** | 6,290 |
| Gross written premiums and policy fees | **37,486** | 30,549 |

(3)

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Life | | |
| Individual life | **24,686** | 19,621 |
| Bancassurance | **479** | 721 |
| Group insurance | **3,932** | 3,917 |
| Total | **29,097** | 24,259 |
| Property and casualty | | |
| Automobile insurance | **5,482** | 3,720 |
| Non-automobile insurance | **2,490** | 2,321 |
| Accident and health insurance | **417** | 249 |
| Total | **8,389** | 6,290 |
| Gross written premiums and policy fees | **37,486** | 30,549 |

## 6. INVESTMENT INCOME

### (1) Net investment income

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Interest income from fixed maturity investments | | |
| Bonds | **3,151** | 2,506 |
| Term deposits | **1,570** | 1,810 |
| Other loans and receivables | **66** | 22 |
| Dividend income from equity investments | | |
| Equity investment funds | **763** | 99 |
| Equity securities | **205** | 33 |
| Operating lease income from investment properties | **58** | 49 |
| Interest expenses on securities sold under agreements to repurchase | **(30)** | (38) |
| Total | **5,783** | 4,481 |
| Yield of net investment income (% per annum) | **4.2** | 4.1 |

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

### (2) Realized gains/(losses)

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Fixed maturity investments | **163** | 207 |
| Equity investments | **1,788** | (397) |
| Derivative financial instruments | **139** | – |
| Total | **2,090** | (190) |

### (3) Unrealized gains

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Fixed maturity investments | **31** | 35 |
| Equity investments | **1,680** | 185 |
| Derivative financial assets | **70** | (11) |
| Total | **1,781** | 209 |

## 6. INVESTMENT INCOME *(Continued)*

### (4) Total investment income

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Net investment income | **5,783** | 4,481 |
| Realized gains/(losses) | **2,090** | (190) |
| Unrealized gains | **1,781** | 209 |
| Total | **9,654** | 4,500 |
| Estimated yield of total investment income (% per annum) | **5.8** | 4.1 |

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

## 7. OTHER INCOME

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Securities brokerage commission | **150** | 49 |
| Investment-linked business administration fees | **99** | 84 |
| Securities underwriting commission | **42** | 30 |
| Interest income on due from banks | **12** | 10 |
| Income on cash equivalents | **88** | 77 |
| Others | **146** | 135 |
| Total | **537** | 385 |

## 8. CLAIMS AND POLICYHOLDER BENEFITS

| | **(Unaudited)** | | |
|---|---|---|---|
| **For the six months ended June 30, 2006 (in RMB million)** | **Gross** | **Recovered from reinsurers** | **Net** |
| Claims and claim adjustment expenses | **5,825** | **(1,101)** | **4,724** |
| Surrenders | **2,689** | **–** | **2,689** |
| Annuities | **1,293** | **–** | **1,293** |
| Maturities and survival benefits | **1,094** | **–** | **1,094** |
| Policyholder dividends and provisions | **1,714** | **–** | **1,714** |
| Interest credited to policyholder contract deposits | **214** | **–** | **214** |
| Total | **12,829** | **(1,101)** | **11,728** |

## 8. CLAIMS AND POLICYHOLDER BENEFITS *(Continued)*

| For the six months ended June 30, 2005 (in RMB million) | (Unaudited) Gross | Recovered from reinsurers | Net |
|---|---|---|---|
| Claims and claim adjustment expenses | 4,421 | (748) | 3,673 |
| Surrenders | 2,629 | – | 2,629 |
| Annuities | 1,220 | – | 1,220 |
| Maturities and survival benefits | 2,449 | – | 2,449 |
| Policyholder dividends and provisions | 599 | – | 599 |
| Interest credited to policyholder contract deposits | 53 | – | 53 |
| Total | 11,371 | (748) | 10,623 |

## 9. OPERATING PROFIT

Operating profit is arrived at after charging the following items:

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Employee costs | **2,053** | 1,515 |
| Depreciation of investment properties | **32** | 26 |
| Depreciation of property, plant and equipment | **196** | 162 |
| Amortization of land use rights | **9** | 12 |
| Loss on disposal of property, plant and equipment and investment properties | **6** | – |
| Impairment losses for investment properties, property, plant and equipment, construction-in-progress and land use rights | **34** | 39 |
| Provision for doubtful debts, net | **11** | 154 |
| Operating lease payments in respect of land and buildings | **254** | 250 |

## 10. INCOME TAXES

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the Period are as follows:

| **Tax** | ***Subsidiaries and branches*** | **Tax rate** |
|---|---|---|
| Enterprise income tax in the PRC | – Located in the Special Economic Zones | 15% |
| | – Located outside the Special Economic Zones | 33% |
| Hong Kong profits tax | – Subsidiaries in the Hong Kong Special Administrative Region | 17.5% |

# NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2006

## 10. INCOME TAXES *(Continued)*

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Current income tax | 319 | 374 |
| Deferred income tax | 237 | 49 |
| Income taxes | 556 | 423 |

## 11. DIVIDENDS

### (1) Special interim dividend approved and paid

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Special interim dividend of RMB0.20 per ordinary share (Six months ended June 30, 2005: Nil) | 1,239 | – |

On March 29, 2006, the board of directors proposed a 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which was paid by the Company out of dividends amounting to RMB4,364 million received by the Company from one of its subsidiaries in early May 2006. This proposal was approved by the Company's shareholders on May 25, 2006.

### (2) Interim dividend declared

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Interim dividend of RMB0.12 per ordinary share (Six months ended June 30, 2005: Nil) | 743 | – |

On August 15, 2006, the board of directors declared an interim dividend distribution of RMB0.12 per share totaling RMB743 million to be paid.

### (3) Final dividend approved and paid for the previous financial year

| For the six months ended June 30, (in RMB million) | (Unaudited) 2006 | (Unaudited) 2005 |
|---|---|---|
| Final dividend: Nil (Six months ended June 30, 2005: RMB0.14 per ordinary share) | – | 867 |

## 12. EARNINGS PER SHARE

The basic earnings per share for the Period is computed by dividing the net profit attributable to equity holders of the parent for the Period by the weighted average number of 6,195,053,334 shares in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

## 13. BONDS

| (in RMB million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Held-to-maturity, at amortized cost | **119,833** | 117,924 |
| Available-for-sale, at fair value | **38,795** | 36,038 |
| Carried at fair value through profit or loss | | |
| Held-for-trading | **11,738** | 5,787 |
| Total | **170,366** | 159,749 |
| Government bonds | **92,852** | 93,033 |
| Finance bonds | **43,784** | 42,495 |
| Corporate bonds | **33,730** | 24,221 |
| Total | **170,366** | 159,749 |
| Listed | **49,497** | 49,053 |
| Unlisted | **120,869** | 110,696 |
| Total | **170,366** | 159,749 |

## 14. EQUITY INVESTMENT FUNDS

| (in RMB million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Available-for-sale, at fair value | **7,762** | 6,852 |
| Carried at fair value through profit or loss | | |
| Held-for-trading | **3,763** | 2,947 |
| Designated at fair value | **343** | 259 |
| Total | **11,868** | 10,058 |
| Listed | **548** | 1,851 |
| Unlisted | **11,320** | 8,207 |
| Total | **11,868** | 10,058 |

# NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2006

## 15. EQUITY SECURITIES

| (in RMB million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Available-for-sale, at fair value | **9,464** | 4,507 |
| Carried at fair value through profit or loss | | |
| Held-for-trading | **5,747** | 676 |
| Total | **15,211** | 5,183 |
| Listed | **14,806** | 4,973 |
| Unlisted | **405** | 210 |
| Total | **15,211** | 5,183 |

## 16. DEFERRED POLICY ACQUISITION COSTS

| (in RMB million) (Unaudited) | Life | Property and Casualty | Total |
|---|---|---|---|
| As at January 1, 2005 | 21,674 | 948 | 22,622 |
| Deferred | 2,919 | 845 | 3,764 |
| Amortized | (1,354) | (676) | (2,030) |
| As at June 30, 2005 | 23,239 | 1,117 | 24,356 |
| Deferred | 3,524 | 801 | 4,325 |
| Amortized | (1,444) | (785) | (2,229) |
| Effect of net unrealized gains on investments through equity | (24) | – | (24) |
| As at December 31, 2005 | 25,295 | 1,133 | 26,428 |

| (Unaudited) | Life | Property and Casualty | Total |
|---|---|---|---|
| As at January 1, 2006 | **25,295** | **1,133** | **26,428** |
| Deferred | **3,986** | **1,071** | **5,057** |
| Amortized | **(1,578)** | **(868)** | **(2,446)** |
| Effect of net unrealized gains on investments through equity | **45** | **–** | **45** |
| **As at June 30, 2006** | **27,748** | **1,336** | **29,084** |

## 17. SHARE CAPITAL

| (in million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Number of shares registered, issued and fully paid at RMB1 each | **6,195** | 6,195 |

## 18. COMMON WELFARE FUND

According to the revised PRC Company Law effective January 1, 2006, the Group is no longer required to make appropriation for common welfare fund. According to a circular effective on April 1, 2006 which was issued by the Ministry of Finance, the Company has transferred the balance of common welfare fund as at January 1, 2006 to revenue reserve fund.

## 19. RISK MANAGEMENT

**Insurance risk**

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

*Occurrence risk* – the possibility that the number of insured events will differ from those expected.

*Severity risk* – the possibility that the cost of the events will differ from those expected.

*Development risk* – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises both long term life insurance contracts, property and casualty and short term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks may vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

## 19. RISK MANAGEMENT *(Continued)*

**Insurance risk** (Continued)

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, to pay reduced premiums, to reject premium payments or to avail the guaranteed annuity option. Thus, the resultant insurance risk is subject to the policyholders' behaviors and decisions.

The Group's concentration of insurance risk is reflected by its major lines of business.

**Market risk**

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

*(a) Foreign currency risk*

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

*(b) Price risk*

The Group's price risk exposure relates to financial assets and liabilities whose values will fluctuate as a result of changes in market prices. They are principally available-for-sale investments and financial assets carried at fair value through profit or loss.

Such investments are subject to price risk due to changes in market values of instruments arising either from factors specific to individual instruments or their issuers or factors affecting all instruments traded in the market.

*(c) Interest rate risk*

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

## 19. RISK MANAGEMENT *(Continued)*

### Financial risk

*(a) Credit risk*

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make payment of any principal or interest when due in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits, etc.

*(b) Liquidity risk*

Liquidity risk is the risk of not having access to sufficient funds to meet the Group's obligations as they become due. The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies.

### Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. Given the current regulatory and market environment, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. The Group is trying to lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

### Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

## 20. MATURITY PROFILE OF FINANCIAL INSTRUMENTS

### (1) Bonds

| | (Unaudited) June 30, 2006 | | | |
|---|---|---|---|---|
| (in RMB million) | Held-to-maturity | Available-for-sale | Carried at fair value through profit or loss | Total |
| Within 1 year | **71** | **289** | **8,331** | **8,691** |
| 1 – 2 years | **2,659** | **1,712** | **568** | **4,939** |
| 2 – 3 years | **2,731** | **1,445** | **574** | **4,750** |
| 3 – 4 years | **3,173** | **3,484** | **97** | **6,754** |
| 4 – 5 years | **6,000** | **332** | **100** | **6,432** |
| More than 5 years | **102,446** | **29,258** | **1,422** | **133,126** |
| Floating rate | **2,753** | **2,275** | **646** | **5,674** |
| Total | **119,833** | **38,795** | **11,738** | **170,366** |
| Effective interest rate (% per annum) | **2.29-7.02** | **2.23-6.16** | **Not applicable** | **Not applicable** |

| | (Audited) December 31, 2005 | | | |
|---|---|---|---|---|
| (in RMB million) | Held-to-maturity | Available-for-sale | Carried at fair value through profit or loss | Total |
| Within 1 year | 126 | 706 | 3,863 | 4,695 |
| 1 – 2 years | 1,349 | 1,390 | 76 | 2,815 |
| 2 – 3 years | 3,868 | 2,203 | 561 | 6,632 |
| 3 – 4 years | 2,438 | 2,646 | 133 | 5,217 |
| 4 – 5 years | 898 | 1,684 | – | 2,582 |
| More than 5 years | 106,495 | 23,703 | 381 | 130,579 |
| Floating rate | 2,750 | 3,706 | 773 | 7,229 |
| Total | 117,924 | 36,038 | 5,787 | 159,749 |
| Effective interest rate (% per annum) | 1.95-7.02 | 1.95-6.27 | Not applicable | Not applicable |

Interest on bonds with floating rate is mainly repriced at intervals of no more than one year.

## 20. MATURITY PROFILE OF FINANCIAL INSTRUMENTS *(Continued)*

### (2) Other financial assets

| | **(Unaudited) June 30, 2006** | | | |
|---|---|---|---|---|
| **(in RMB million)** | **Term deposits** | **Policy loans** | **Securities purchased under agreements to resell** | **Loans and advances to customers** |
| Within 1 year | **32,936** | **1,077** | **260** | **1,524** |
| 1 – 2 years | **14,049** | – | – | **26** |
| 2 – 3 years | **5,223** | – | – | **5** |
| 3 – 4 years | – | – | – | **4** |
| 4 – 5 years | **2,480** | – | – | **32** |
| More than 5 years | **13,274** | – | – | **38** |
| Total | **67,962** | **1,077** | **260** | **1,629** |
| Effective interest rate (% per annum) | **2.07-8.80** | **5.22-6.50** | **1.45-2.90** | **4.94-8.00** |

| | (Audited) December 31, 2005 | | |
|---|---|---|---|
| (in RMB million) | Term deposits | Policy loans | Loans and advances to customers |
| Within 1 year | 16,581 | 864 | 533 |
| 1 – 2 years | 24,405 | – | 1 |
| 2 – 3 years | 10,637 | – | 8 |
| 3 – 4 years | 1,477 | – | 85 |
| 4 – 5 years | 1,590 | – | – |
| More than 5 years | 14,269 | – | 35 |
| Total | 68,959 | 864 | 662 |
| Effective interest rate (% per annum) | 2.25-8.80 | 5.22-6.50 | 2.31-6.12 |

## 20. MATURITY PROFILE OF FINANCIAL INSTRUMENTS *(Continued)*

### (3) Financial liabilities

| | (Unaudited) June 30, 2006 | | |
|---|---|---|---|
| **(in RMB million)** | **Customer deposits** | **Securities sold under agreements *to repurchase*** | **Short term borrowing** |
| Within 1 year | **3,059** | **1,056** | **1,015** |
| 1 – 2 years | **3** | **–** | **–** |
| Total | **3,062** | **1,056** | **1,015** |
| Effective interest rate (% per annum) | **0.72-5.48** | **2.08-3.54** | **5.38-5.48** |

| | (Audited) December 31, 2005 | |
|---|---|---|
| (in RMB million) | Customer deposits | Securities sold under agreements to repurchase |
| Within 1 year | 1,862 | 7,095 |
| Effective interest rate (% per annum) | 0.00-1.62 | 1.52-1.78 |

## 21. SIGNIFICANT RELATED PARTY TRANSACTIONS

| **(in RMB million)** | **(Unaudited) June 30, 2006** | (Audited) December 31, 2005 |
|---|---|---|
| Aggregate bank balances with HSBC | **201** | 232 |

| **For the six months ended June 30, (in RMB million)** | **(Unaudited) 2006** | (Unaudited) 2005 |
|---|---|---|
| Interest income earned on aggregate bank balances with HSBC | **5** | 3 |

## 22. COMMITMENTS

### (1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

| (in RMB million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Contracted, but not provided for | **575** | 472 |
| Authorized, but not contracted for | **2,498** | 3,030 |

### (2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

| (in RMB million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Within 1 year | **368** | 372 |
| Between 1 year and 5 years | **481** | 473 |
| After 5 years | **13** | 5 |
| Total | **862** | 850 |

### (3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

| (in RMB million) | (Unaudited) June 30, 2006 | (Audited) December 31, 2005 |
|---|---|---|
| Within 1 year | **54** | 64 |
| Between 1 year and 5 years | **28** | 33 |
| Total | **82** | 97 |

## 23. CONTINGENT LIABILITIES

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account any legal advice.

No provision has been made for pending lawsuits, possible violations of contracts, etc., when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

## 24. EVENT AFTER THE BALANCE SHEET DATE

On July 28, 2006, the Company entered into a share purchase agreement with certain shareholders of Shenzhen Commercial Bank Company Limited ("SZCB") to acquire their 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB for a consideration of RMB1,008,186,384. Further, as part of the reorganization of SZCB and pursuant to the said share purchase agreement, the Company also entered into a subscription agreement with SZCB on July 28, 2006 to subscribe for a further 3,902 million new shares in SZCB, representing approximately 70.92% of the enlarged issued share capital of SZCB. Upon completion, SZCB will become an approximately 89.24% owned subsidiary of the Company.

## 25. APPROVAL OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements have been approved and authorized for issue by the Company's board of directors on August 15, 2006.

# OTHER INFORMATION

## DISCLOSURE OF INTERESTS

### Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at June 30, 2006, the following persons (other than the Directors and Supervisors of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the *Securities and Futures Ordinance* ("SFO"):

1. Interests and short positions of substantial shareholders who were entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

| Name of Substantial Shareholder | H/Domestic ("D") shares | Capacity | Notes | No. of H/D Shares | Nature of interest | Percentage of total number of H/D Shares in issue (%) | Percentage of total shares in issue (%) |
|---|---|---|---|---|---|---|---|
| HSBC Holdings plc | H | Interest of controlled corporations | 1, 2, 3 | 1,233,870,388 | Long position | 48.22 | 19.92 |

2. Interests and short positions of other substantial shareholders

| Name of Substantial Shareholder | H/Domestic ("D") shares | Capacity | Notes | No. of H/D Shares | Nature of interest | Percentage of total number of H/D Shares in issue (%) | Percentage of total shares in issue (%) |
|---|---|---|---|---|---|---|---|
| HSBC Insurance Holdings Limited | H | Beneficial owner | 1 | 618,886,334 | Long position | 24.19 | 9.99 |
| The Hongkong and Shanghai Banking Corporation Limited | H | Beneficial owner | 3 | 614,099,279 | Long position | 24.00 | 9.91 |
| Shenzhen Jingao Industrial Development Co., Ltd. | D | Interest of controlled corporations | 4 | 148,000,000 | Long position | 4.07 | 2.39 |
| | | Beneficial owner | | 331,117,788 | Long position | 9.11 | 5.34 |
| | | | | 479,117,788 | | 13.18 | 7.73 |
| Ping An Securities Company, Ltd. Labor Union | D | Interest of controlled corporations | 4 | 479,117,788 | Long position | 13.18 | 7.73 |
| China Ping An Trust & Investment Co., Ltd. Labor Union | D | Interest of controlled corporations | 4 | 479,117,788 | Long position | 13.18 | 7.73 |

# OTHER INFORMATION

| Name of Substantial Shareholder | H/Domestic ("D") shares | Capacity | Notes | No. of H/D Shares | Nature of interest | Percentage of total number of H/D Shares in issue (%) | Percentage of total shares in issue (%) |
|---|---|---|---|---|---|---|---|
| Shenzhen New Horse Investment Development Co., Ltd | D | Beneficial owner | 5 | 389,592,366 | Long position | 10.71 | 6.29 |
| Ping An Insurance (Group) Company of China, Ltd. Labor Union | D | Interest of controlled corporations | 5 | 389,592,366 | Long position | 10.71 | 6.29 |
| Guangzhou Hengde Trade Development Co., Ltd. | D | Beneficial owner | 6 | 200,000,000 | Long position | 5.50 | 3.23 |
| Li Siu Nam | D | Interest of controlled corporations | 6 | 200,000,000 | Long position | 5.50 | 3.23 |
| Shenzhen Investment Holdings Co., Ltd. | D | Beneficial owner | | 543,181,445 | Long position | 14.94 | 8.77 |
| Shenzhen Shum Yip Investment Development Company Ltd. | D | Beneficial owner | | 301,585,684 | Long position | 8.29 | 4.87 |
| Yuan Trust Investment Company Ltd. | D | Beneficial owner | | 380,000,000 | Long position | 10.45 | 6.13 |
| Shenzhen Wuxin Yufu Industrial Co., Ltd* | D | Beneficial owner | | 195,455,920 | Long position | 5.37 | 3.16 |

* *Formerly known as Wuhan Wuxin Industrial Co., Ltd.*

*Notes:*

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd. was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(6) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

Save as disclosed above, the Company is not aware of any other person (other than the Directors and Supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at June 30, 2006 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

### Interests and short positions of directors and supervisors

As at June 30, 2006, the following Directors and Supervisors had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Listing Rules (the "Model Code"):

| Name | Position | H/Domestic ("D") shares | Capacity | Note | No. of H/D Shares | Nature of interest | Percentage of total number of H/D Shares in issue (%) | Percentage of total shares in issue (%) |
|---|---|---|---|---|---|---|---|---|
| Lin Li | Supervisor | D | Interest of controlled corporations | a | 176,000,000 | Long position | 4.84 | 2.84 |
| Cheung Chi Yan Louis | Executive Director | H | Beneficial owner | | 248,000 | Long position | 0.01 | 0.004 |

*Note:*

a. Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at June 30, 2006, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

## PURCHASE, SALE, OR REDEMPTION OF LISTED SHARES

Neither the Company, nor any of its subsidiaries, has purchased, sold or redeemed any of the Company's listed shares from January 1, 2006 to June 30, 2006.

# OTHER INFORMATION

## AUDIT COMMITTEE

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices (the "**Code on Corporate Governance Practices**") contained in Appendix 14 to the Listing Rules.

The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee is also responsible for reviewing the external auditor's appointment, the external auditor's remuneration and any matters relating to the termination of the appointment or resignation of the external auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies.

The audit committee comprises four Independent Non-executive Directors, namely Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, namely Mr. Anthony Philip HOPE. The audit committee is chaired by Mr. Kwong Che Keung Gordon, an Independent Non-executive Director who also possesses the appropriate professional qualifications of accounting and related financial management expertise.

The audit committee has reviewed with the management the accounting principles and practices adopted by the Company and discussed the internal controls and financial reporting matters including a review of the condensed interim accounts of the Company.

The Company has also established a remuneration committee and a nomination committee. Further details of the roles and functions, composition and summary of work of these Board committees were set out under the paragraph headed "Board Committees" in the Corporate Governance Report on pages 46 to 49 of the Company's 2005 annual report issued on March 29, 2006.

## COMPLIANCE WITH THE CODE OF CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2006 to June 30, 2006 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company.

Although Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual, the Board is of the opinion that although the Chairman of the Board has a casting vote in the event of an equality of votes at Board meetings, Board decisions are nevertheless collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. Further, there is a clear division of the responsibilities between the management of the Board, which is a collective decision reached by way of majority voting, and the day-to-day management of the Company's business, which relies on the support of the Company's senior management. As such, the management power of the Company is not concentrated in any one individual.

Therefore, the Board is of the opinion that the Company's management structure is able to provide the Company with efficient management and at the same time, protects shareholders' rights. The Company therefore does not currently intend to separate the roles of the Chairman and the Chief Executive Officer.

Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company were set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 42 to 43 of the Company's 2005 annual report issued on March 29, 2006.

## CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

On May 28, 2004, the Company adopted the Code of Conduct regarding securities transactions by Directors and Supervisors of the Company ("Code of Conduct") on terms no less exacting than the required standard set out in the Model Code. Specific enquiry has been made of all Directors and Supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct for the period from January 1, 2006 to June 30, 2006.

## INTERIM DIVIDEND

The Board declared that an interim dividend of RMB0.12 (equivalent to HK$0.1170) per share for the six months ended June 30, 2006 (2005: nil) be paid to Shareholders whose names are on the Company's registers of members on September 4, 2006.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on Domestic Shares will be paid in Renminbi and dividends on H Shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends (RMB1.02576 equivalent to HK$1.00).

In order to determine the list of Shareholders who are entitled to receive the interim dividend, the Company's registers of members will be closed from August 30, 2006 to September 4, 2006, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for the interim dividend, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on August 29, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to the Receiving Agent the interim dividend declared for payment to holders of H Shares. The interim dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before September 8, 2006 to holders of H Shares whose names appear on the registers of members of the Company on September 4, 2006 by ordinary post at their own risk.

## DISCLOSURE OF INFORMATION OF THE STOCK EXCHANGE's WEBSITE

All information required by paragraphs 46(1) to 46(9) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

By Order of the Board of Directors

**Ma Mingzhe**
*Chairman and Chief Executive Officer*

Shenzhen, PRC
August 15, 2006

# CORPORATE INFORMATION

## REGISTERED NAMES

### Chinese name

中國平安保險(集團)股份有限公司

### English name

Ping An Insurance (Group) Company of China, Ltd.

## REGISTERED ADDRESS

Ping An Building,
Ba Gua No. 3 Road,
Shenzhen,
PRC

## PLACE OF BUSINESS

Ping An Building,
Ba Gua No. 3 Road,
Shenzhen,
PRC

## LEGAL REPRESENTATIVE

MA Mingzhe

## AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

## JOINT COMPANY SECRETARIES

SENG Sze Ka Mee Natalia
YAO Jun

## AUDITORS

Ernst & Young

## CONSULTING ACTUARIES

Watson Wyatt Insurance Consulting Limited

## LEGAL ADVISORS

Dibb Lupton Alsop

## PLACE OF LISTING OF H SHARES

The Stock Exchange of Hong Kong Limited

## TYPE OF STOCK

H share

## STOCK CODE

2318

## H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

## AMERICAN DEPOSITARY SHARES

The Bank of New York
SYMBOL: PNGAY
CUSIP : 72341E304

## COMPANY WEBSITE

www.pingan.com.cn

## E-MAIL

IR@pingan.com.cn
PR@pingan.com.cn

## TELEPHONE

+86-755-8226 2888

## FAX

+86-755-8243 1029

# 公司信息

## 註冊名稱

### 中文名稱

中國平安保險(集團)股份有限公司

### 英文名稱

Ping An Insurance (Group) Company of China, Ltd.

## 註冊地址

中國深圳市
八卦三路
平安大廈

## 營業地址

中國深圳市
八卦三路
平安大廈

## 法定代表人

馬明哲

## 授權代表

孫建一
姚　軍

## 聯席公司秘書

沈施加美
姚　軍

## 核數師

安永會計師事務所

## 顧問精算師

華信惠悅保險精算顧問有限公司

## 法律顧問

歐華律師行

## H股上市地點

香港聯合交易所有限公司

## 股份類別

H股

## 股份代號

2318

## H股過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓1712-1716室

## 美國證券託存股份存管處

*The Bank of New York*
交易代號：PNGAY
證券編號：72341E304

## 公司網址

www.pingan.com.cn

## 電郵

IR@pingan.com.cn
PR@pingan.com.cn

## 電話

+86-755-8226 2888

## 傳真

+86-755-8243 1029

## 本公司董事及監事進行證券交易的行為守則

於2004年5月28日，本公司已就本公司董事及監事進行證券交易採納一套行為守則(「行為守則」)，條款之嚴謹不遜於標準守則所規定之標準。經向所有本公司董事及監事作出專門查詢後，彼等確認，彼等於2006年1月1日至2006年6月30日止期間已遵守標準守則及行為守則所規定的標準。

## 中期股息

董事會宣告向於2006年9月4日名列本公司股東名冊之股東派發截至2006年6月30日止6個月的中期股息每股人民幣0.12元(相等於每股0.1170港元)(2005年：無)。

根據本公司之公司章程，股息將以人民幣計算及宣派。內資股股息將以人民幣支付，H股股息將以港幣支付。相關折算匯率將以宣派股息之日前一周中國人民銀行公佈的人民幣兑換港幣的平均匯率中間價(人民幣1.02576元兑1.00港幣)計算。

為釐訂有權獲派中期股息的股東名單，本公司將於2006年8月30日至2006年9月4日(包括首尾兩天)暫停辦理股份過戶登記手續。本公司H股股東如欲獲得分派中期股息資格而尚未登記過戶文件，須於2006年8月29日下午四時或之前將過戶文件連同有關股票交回本公司H股股份過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

本公司已委任中國銀行(香港)信託有限公司為香港的收款代理人(「收款代理人」)，並會將已宣派的中期股息支付予收款代理人，以待付予H股股東。中期股息將由收款代理人支付，而有關支票將於2006年9月8日或之前以平郵方式寄予於2006年9月4日名列本公司股東名冊的H股股東，郵誤風險由彼等承擔。

## 於聯交所網站披露資料

載有上市規則附錄16第46(1)至第46(9)段所規定的詳細資料，將於適當時候在聯交所網站(http://www.hkex.com.hk)上刊登。

承董事會命

**馬明哲**
*董事長兼首席執行官*

中國深圳
2006年8月15日

## 審核委員會

本公司已根據上市規則附錄14所載列的企業管治常規守則(「**企業管治常規守則**」)成立審核委員會。

審核委員會的主要職責是審核本公司的財務報告程序、內部審核及控制程序。審核委員會亦負責檢討外聘核數師之委任、外聘核數師酬金及有關外聘核數師任免的任何事宜。此外，審核委員會亦審查本公司內部控制的有效性，以確保本公司業務有效運作，並實現本公司目標及策略。

審核委員會由四位獨立非執行董事，即鮑友德先生、鄺志強先生、張永鋭先生及周永健先生，以及一位非執行董事Anthony Philip HOPE先生組成。審核委員會由獨立非執行董事鄺志強先生出任主席，彼具備適當會計專業資格及相關財務管理專門知識。

審核委員會已經與管理層一起審閱本公司採納的會計準則及慣例，並探討內部控制及財務報告事宜，包括審閱本公司的簡明中期財務賬目。

本公司亦已設立薪酬委員會及提名委員會。董事會屬下委員會的職責、組成及工作概要詳情載於2006年3月29日刊發的本公司2005年年報第46至49頁企業管治報告「董事會專門委員會」內。

## 遵守上市規則企業管治常規守則

除由馬明哲先生同時兼任本公司董事長與首席執行官外，本公司董事概不知悉任何可合理顯示本公司於2006年1月1日至2006年6月30日止期間任何時間未遵守上市規則附錄14所載企業管治常規守則所載適用守則條文的資料。

儘管企業管治常規守則第A.2.1條規定，董事長及首席執行官的角色應分開且不應由同一人士擔任，但董事會認為，董事長雖在票數相同時有決定投票權，但董事會的決定是由全體董事通過投票共同作出，而不是由董事長單獨作出。此外，董事會(其通過過半數投票達致共同決定)與負責本公司業務(其依賴本公司高級管理層的支持)的日常管理層有明確的分工。因此，本公司的管理權並非集中於任何一位個別人士。

因此，董事會認為本公司的管理架構既能為本公司提供有效管理，同時又可保障股東的權益。因此本公司目前無意將董事長與首席執行官的角色分開。

有關本公司的安排及本公司無意將董事長與首席執行官的角色分開的原因載於2006年3月29日刊發的本公司2005年年報第42至43頁企業管治報告「上市規則附錄14所載企業管治常規守則」一段。

(4) 深圳市景傲實業發展有限公司分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。479,117,788股的權益乃關於本公司同一組股份。

(5) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%權益。389,592,366股的權益乃關於本公司同一組股份。

(6) 廣州市恒德貿易發展有限公司由李兆楠擁有90%權益。200,000,000股的權益乃關於本公司同一組股份。

除上文所披露者外，本公司並不知悉任何其他人士(本公司董事及監事除外)於2006年6月30日在本公司股份及相關股份中擁有須登記於公司根據證券及期貨條例第336條存置之登記冊之任何權益或淡倉。

## 董事及監事之權益及淡倉

於2006年6月30日，以下董事及監事於本公司根據證券及期貨條例第352條存置之登記冊中擁有股份權益，或根據聯交所上市規則附錄10所載「上市發行人董事進行證券交易之標準守則」(「標準守則」)董事或監事須通知本公司及聯交所的權益：

| 姓名 | 職位 | H／內資(「D」)股 | 身份 | 附註 | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比(%) | 佔全部已發行股份百分比(%) |
|---|---|---|---|---|---|---|---|---|
| 林立 | 監事 | D | 受控制企業權益 | a | 176,000,000 | 好倉 | 4.84 | 2.84 |
| 張子欣 | 執行董事 | H | 實益擁有人 | | 248,000 | 好倉 | 0.01 | 0.004 |

*附註：*

a. 林立因於深圳市立業集團有限公司(該公司直接持有本公司176,000,000股股份權益)持有超過93.33%的控制權而擁有本公司的權益。

除上文所披露者外，於2006年6月30日，概無董事或監事於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債權證中持有或被視為持有根據證券及期貨條例第352條須予備存之登記冊所記錄之權益或淡倉，或根據聯交所上市規則所載標準守則董事或監事須通知本公司及聯交所之權益或淡倉；彼等亦無獲授予權利以收購本公司或其任何相聯法團之任何股份或債權證權益。

## 購買、出售或贖回上市股份

本公司或其任何子公司自2006年1月1日至2006年6月30日止期間概無購買、出售或贖回其任何上市股份。

| 主要股東名稱 | H／內資(「D」)股 | 身份 | 附註 | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比(%) | 佔全部已發行股份百分比(%) |
|---|---|---|---|---|---|---|---|
| 深圳市新豪時投資發展有限公司 | D | 實益擁有人 | 5 | 389,592,366 | 好倉 | 10.71 | 6.29 |
| 中國平安保險(集團)股份有限公司工會工作委員會 | D | 受控制企業權益 | 5 | 389,592,366 | 好倉 | 10.71 | 6.29 |
| 廣州市恒德貿易發展有限公司 | D | 實益擁有人 | 6 | 200,000,000 | 好倉 | 5.50 | 3.23 |
| 李兆楠 | D | 受控制企業權益 | 6 | 200,000,000 | 好倉 | 5.50 | 3.23 |
| 深圳市投資控股有限公司 | D | 實益擁有人 | | 543,181,445 | 好倉 | 14.94 | 8.77 |
| 深圳市深業投資開發有限公司 | D | 實益擁有人 | | 301,585,684 | 好倉 | 8.29 | 4.87 |
| 源信行投資有限公司 | D | 實益擁有人 | | 380,000,000 | 好倉 | 10.45 | 6.13 |
| 深圳市武新裕福實業有限公司* | D | 實益擁有人 | | 195,455,920 | 好倉 | 5.37 | 3.16 |

* *前稱武漢武新實業有限公司*

*附註：*

(1) 滙豐保險控股有限公司為滙豐控股有限公司的全資子公司，故其持有的本公司618,886,334股已作為滙豐控股有限公司持有的權益計入。

(2) 除以上(1)外，滙豐控股有限公司亦因擁有直接持有本公司884,775股權益的HSBC CCF Financial Products (France) SNC (「CCF SNC」)的控制權而持有本公司的權益：

CCF SNC由CCF S.A.擁有全部權益，而CCF S.A.則由HSBC Bank plc擁有99.99%權益。滙豐控股有限公司則擁有HSBC Bank plc全部權益。

(3) 香港上海滙豐銀行有限公司由HSBC Asia Holdings BV擁有84.19%權益，而HSBC Asia Holdings BV乃HSBC Asia Holdings (UK)的全資子公司，HSBC Asia Holdings (UK)則為HSBC Holdings BV的全資子公司。香港上海滙豐銀行有限公司其餘15.81%權益由滙豐控股有限公司的全資子公司HSBC Finance (Netherlands)擁有。而HSBC Finance (Netherlands)則擁有HSBC Holdings BV全部權益。

## 權益披露

### 主要股東及其他人士於股份及相關股份擁有之權益及淡倉

於2006年6月30日，下列人士（本公司之董事及監事除外）於本公司股份中擁有登記於本公司根據證券及期貨條例第336條存置之登記冊之權益：

1. 有權在本公司任何股東大會行使或控制10%或以上投票權之主要股東之權益及淡倉

| 主要股東名稱 | H／內資（「D」）股 | 身份 | 附註 | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比(%) | 佔全部已發行股份百分比(%) |
|---|---|---|---|---|---|---|---|
| 滙豐控股有限公司 | H | 受控制企業權益 | 1,2,3 | 1,233,870,388 | 好倉 | 48.22 | 19.92 |

2. 其他主要股東之權益及淡倉

| 主要股東名稱 | H／內資（「D」）股 | 身份 | 附註 | H/D股數目 | 權益性質 | 佔全部已發行H/D股百分比(%) | 佔全部已發行股份百分比(%) |
|---|---|---|---|---|---|---|---|
| 滙豐保險控股有限公司 | H | 實益擁有人 | 1 | 618,886,334 | 好倉 | 24.19 | 9.99 |
| 香港上海滙豐銀行有限公司 | H | 實益擁有人 | 3 | 614,099,279 | 好倉 | 24.00 | 9.91 |
| 深圳市景傲實業發展有限公司 | D | 受控制企業權益 | 4 | 148,000,000 | 好倉 | 4.07 | 2.39 |
| | | 實益擁有人 | | 331,117,788 | 好倉 | 9.11 | 5.34 |
| | | | | 479,117,788 | | 13.18 | 7.73 |
| 平安證券有限責任公司工會委員會 | D | 受控制企業權益 | 4 | 479,117,788 | 好倉 | 13.18 | 7.73 |
| 平安信託投資有限責任公司工會委員會 | D | 受控制企業權益 | 4 | 479,117,788 | 好倉 | 13.18 | 7.73 |

## 23. 或有負債

鑒於保險及金融服務的業務性質，本集團在開展正常業務時，會涉及各種估計、或有事項及法律訴訟，包括在訴訟中作為原告與被告及在仲裁中作為申請人與被申請人。上述糾紛所產生的不利影響主要包括保單的索賠。本集團已對可能發生的損失計提準備，包括當管理層參考律師意見並能對上述訴訟結果做出合理估計後，對保單索賠計提的準備。

對於無法合理預計結果及管理層認為敗訴可能性極小的未決訴訟或可能的違約，不計提相關準備。對於上述未決訴訟，管理層認為任何最終裁定結果產生的義務將不會對本集團或其附屬公司的財務狀況和經營成果造成重大負面影響。

## 24. 資產負債表日後事項

於2006年7月28日，本公司與深圳市商業銀行若干股東訂立股份收購協議，以人民幣1,008,186,384元之代價收購深圳市商業銀行1,008,186,384股股份（約佔股份收購協議當日深圳市商業銀行全部已發行股本之63%）。此外，作為深圳市商業銀行重組的一部分，同時，根據股份收購協議，本公司亦於2006年7月28日與深圳市商業銀行訂立股份認購協議，內容有關進一步認購深圳市商業銀行39.02億股新股份（約佔深圳市商業銀行經擴大已發行股本之70.92%）。於該等協議完成後，深圳市商業銀行將成為本公司擁有約89.24%股權之附屬公司。

## 25. 簡明合併財務報表的批准

本公司董事會已於2006年8月15日批准及授權刊發本簡明合併財務報表。

## 22. 承諾

### (1) 資本承諾

本集團有關物業開發及投資的資本承諾如下：

| (人民幣百萬元) | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|
| 已簽約未撥備 | **575** | 472 |
| 已授權未簽約 | **2,498** | 3,030 |

### (2) 經營性租賃承諾

本集團簽訂了多項辦公室及職工宿舍等的租賃合同。根據不可撤銷之租賃合同，未來經營性租賃最低付款額如下：

| (人民幣百萬元) | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|
| 1年以內 | **368** | 372 |
| 1至5年 | **481** | 473 |
| 5年以上 | **13** | 5 |
| 合計 | **862** | 850 |

### (3) 經營性租賃應收租金

本集團簽訂了多項租賃合同租出其投資物業。根據不可撤銷之租賃合同，未來經營性租賃應收租金最低金額如下：

| (人民幣百萬元) | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|
| 1年以內 | **54** | 64 |
| 1至5年 | **28** | 33 |
| 合計 | **82** | 97 |

## 20. 金融工具到期日情況（續）

### (3) 金融負債

| (人民幣百萬元) | (未經審核) 2006年6月30日 客戶保證金 | 賣出回購證券 | 短期借款 |
|---|---|---|---|
| 1年以內 | **3,059** | **1,056** | **1,015** |
| 1至2年 | **3** | **–** | **–** |
| 合計 | **3,062** | **1,056** | **1,015** |
| 實際利率(%年率) | **0.72-5.48** | **2.08-3.54** | **5.38-5.48** |

| (人民幣百萬元) | (經審核) 2005年12月31日 客戶保證金 | 賣出回購證券 |
|---|---|---|
| 1年以內 | 1,862 | 7,095 |
| 實際利率(%年率) | 0.00-1.62 | 1.52-1.78 |

## 21. 重大關聯方交易

| (人民幣百萬元) | (未經審核) 2006年6月30日 | (經審核) 2005年12月31日 |
|---|---|---|
| 存放於滙豐銀行的銀行存款餘額 | **201** | 232 |

| 截至6月30日止6個月 (人民幣百萬元) | (未經審核) 2006年 | (未經審核) 2005年 |
|---|---|---|
| 存放於滙豐銀行的銀行存款賺取的利息收入 | **5** | 3 |

# 20. 金融工具到期日情況(續)

## (2) 其他金融資產

| | (未經審核) 2006年6月30日 | | | |
|---|---|---|---|---|
| (人民幣百萬元) | 定期存款 | 保單質押貸款 | 買入返售證券 | 客戶貸款 |
| 1年以內 | **32,936** | **1,077** | **260** | **1,524** |
| 1至2年 | **14,049** | – | – | **26** |
| 2至3年 | **5,223** | – | – | **5** |
| 3至4年 | – | – | – | **4** |
| 4至5年 | **2,480** | – | – | **32** |
| 5年以上 | **13,274** | – | – | **38** |
| 合計 | **67,962** | **1,077** | **260** | **1,629** |
| 實際利率(%年率) | **2.07-8.80** | **5.22-6.50** | **1.45-2.90** | **4.94-8.00** |

| | (經審核) 2005年12月31日 | | |
|---|---|---|---|
| (人民幣百萬元) | 定期存款 | 保單質押貸款 | 客戶貸款 |
| 1年以內 | 16,581 | 864 | 533 |
| 1至2年 | 24,405 | – | 1 |
| 2至3年 | 10,637 | – | 8 |
| 3至4年 | 1,477 | – | 85 |
| 4至5年 | 1,590 | – | – |
| 5年以上 | 14,269 | – | 35 |
| 合計 | 68,959 | 864 | 662 |
| 實際利率(%年率) | 2.25-8.80 | 5.22-6.50 | 2.31-6.12 |

## 20. 金融工具到期日情況

### (1) 債券

| | (未經審核)<br>2006年6月30日 | | | |
|---|---|---|---|---|
| (人民幣百萬元) | 持有<br>至到期 | 可供出售 | 以公允<br>價值計量<br>且其變動<br>計入損益 | 合計 |
| 1年以內 | **71** | **289** | **8,331** | **8,691** |
| 1至2年 | **2,659** | **1,712** | **568** | **4,939** |
| 2至3年 | **2,731** | **1,445** | **574** | **4,750** |
| 3至4年 | **3,173** | **3,484** | **97** | **6,754** |
| 4至5年 | **6,000** | **332** | **100** | **6,432** |
| 5年以上 | **102,446** | **29,258** | **1,422** | **133,126** |
| 浮動利率 | **2,753** | **2,275** | **646** | **5,674** |
| 合計 | **119,833** | **38,795** | **11,738** | **170,366** |
| 實際利率(%年率) | **2.29-7.02** | **2.23-6.16** | 不適用 | 不適用 |

| | (經審核)<br>2005年12月31日 | | | |
|---|---|---|---|---|
| (人民幣百萬元) | 持有<br>至到期 | 可供出售 | 以公允<br>價值計量<br>且其變動<br>計入損益 | 合計 |
| 1年以內 | 126 | 706 | 3,863 | 4,695 |
| 1至2年 | 1,349 | 1,390 | 76 | 2,815 |
| 2至3年 | 3,868 | 2,203 | 561 | 6,632 |
| 3至4年 | 2,438 | 2,646 | 133 | 5,217 |
| 4至5年 | 898 | 1,684 | – | 2,582 |
| 5年以上 | 106,495 | 23,703 | 381 | 130,579 |
| 浮動利率 | 2,750 | 3,706 | 773 | 7,229 |
| 合計 | 117,924 | 36,038 | 5,787 | 159,749 |
| 實際利率(%年率) | 1.95-7.02 | 1.95-6.27 | 不適用 | 不適用 |

浮動利率債券的利息基本於相隔不多於一年的期間重新確定。

## 19. 風險管理（續）

### 金融風險

*(a) 信用風險*

固定收益投資的信用風險是指本集團的債務人未能支付到期本金或利息而引起經濟損失的風險；權益投資的信用風險是指因被投資公司經營失敗而引起損失的風險。本集團主要面臨的信用風險與存放在商業銀行的定期存款、債券投資、權益投資、與再保險公司的再保險安排及保單質押貸款等有關。本集團通過運用信用控制政策，對潛在投資進行信用分析及對債務人設定整體額度來控制信用風險。

*(b) 流動性風險*

流動性風險是指本集團無法籌集足夠資金以償還到期債務的風險。本集團部份保單允許退保、減保或以其他方式提前終止保單，使本集團面臨潛在的流動性風險。本集團通過匹配投資資產的期限與對應保險責任的期限來控制流動性風險。

### 資產與負債的失衡風險

本集團資產與負債管理的目標是配比資產與負債的期限與利率。鑒於法規與市場環境，本集團沒有期限足夠長的資產可供投資，以與保險及投資合同責任的期限配比。本集團正努力通過延長資產期限，以配比新產生的保證收益率較低的負債，減小與現有的保證收益率較高的負債的差異。

### 經營風險

經營風險是指由於缺乏足夠的針對業務流程、人員和系統的內部控制，或內部控制失效、或由於不可控制的外部事件而引起損失的風險。本集團在管理其業務時會面臨多種由於缺乏或忽略適當的授權、書面支持和確保操作與信息安全的程序，或由於員工的錯誤與舞弊而產生的風險。本集團努力嘗試通過制訂清晰的政策並要求記錄完整的業務程序來確保交易經過適當授權、書面支持與記錄來管理其經營風險。

## 19. 風險管理(續)

### 保險風險(續)

含固定和擔保賠付以及固定未來保費的合同,並無可減少保險風險的重大緩和條款和情況。但是,對於含有任意分紅特徵的合同而言,其分紅特徵使大部份保險風險被投保方所分擔。

保險風險也會受保戶終止合同、減少支付保費、拒絕支付保費或行使擔保年金期權的權利影響。因此,保險風險受保單持有人的行為和決定影響。

本集團保險風險的集中度於按主要業務類別的分析中反映。

### 市場風險

市場風險是指因匯率(外匯風險)、市場利率(利率風險)和市場價格(價格風險)波動而引起的金融工具公允價值變動的風險,不論該價格變動是因個別工具或其發行人特有因素所致或因影響在市場上交易的所有工具的因素造成。

(a) *外匯風險*

外匯風險是指因匯率變動產生損失的風險。人民幣與本集團從事業務地區的其他貨幣之間的匯率波動會影響本集團的財務狀況和經營業績。本集團務求通過減少外匯淨餘額的方法來降低外匯風險。

(b) *價格風險*

本集團面臨的價格風險與價值隨市價變動而波動的金融資產和負債有關,主要是可供出售的投資及以公允價值計量且其變動計入損益的金融資產。

上述投資因投資工具的市值變動而面臨價格風險,該變動可因只影響個別金融工具或其發行人的因素所致,亦可因影響市場上交易的所有金融工具的因素所致。

(c) *利率風險*

利率風險是指金融工具的價值／未來現金流量會因市場利率變動而出現波動的風險。

## 17. 股本

| (百萬) | (未經審核)<br>**2006年<br>6月30日** | (經審核)<br>2005年<br>12月31日 |
|---|---|---|
| 註冊股份、已發行股份及實繳股份的數量<br>(每股面值人民幣1元) | **6,195** | 6,195 |

## 18. 公益金

根據2006年1月1日起生效的經修訂中國公司法，本集團毋須再就公益金作出撥備。根據財政部頒佈於2006年4月1日生效的通知，本公司已將2006年1月1日的公益金結餘轉撥至盈餘公積。

## 19. 風險管理

### 保險風險

保險合同風險是指發生保險事故的可能性以及由此產生的賠款金額和時間的不確定。在這類保險合同下，本集團面臨的主要風險是實際賠款及保戶利益給付超過已計提保險責任的賬面額。這種風險在下列情況下均可能出現：

*發生性風險*－保險事故發生的數量與預期不同的可能性。

*嚴重性風險*－保險事故產生的成本與預期不同的可能性。

*發展性風險*－投保人的責任金額在合同期結束時出現變動的可能性。

風險的可變性可通過把損失風險分散至大批保險合同組合而得以改善，因為較分散的合同組合很少因組合中某部份的變動而使整體受到影響。慎重選擇和實施承保策略和方針也可改善風險的可變性。

本集團業務包括長期人壽保險合同、財產保險和短期人壽保險合同。就意外險合同而言，傳染病、生活方式的巨大改變和自然災害均為可能增加整體索賠率的重要因素，而導致比預期更早或更多的索賠。就壽險合同而言，不斷改善的醫學水平和社會條件有助延長壽命，是最重要的影響因素。就財產保險合同而言，索賠經常受到自然災害、巨災、恐怖襲擊等因素影響。

這類風險在本集團所承保風險的各地區可能存在重大分別，而不合理的金額集中也可能對基於組合進行賠付的嚴重程度產生影響。

## 15. 權益證券

| (人民幣百萬元) | (未經審核) 2006年 6月30日 | (經審核) 2005年 12月31日 |
|---|---|---|
| 可供出售的投資，公允價值 | **9,464** | 4,507 |
| 以公允價值計量且其變動計入損益的投資 因交易而持有的投資 | **5,747** | 676 |
| 合計 | **15,211** | 5,183 |
| 上市 | **14,806** | 4,973 |
| 非上市 | **405** | 210 |
| 合計 | **15,211** | 5,183 |

## 16. 遞延保單獲得成本

| (人民幣百萬元) (未經審核) | 人壽保險 | 財產保險 | 合計 |
|---|---|---|---|
| 2005年1月1日餘額 | 21,674 | 948 | 22,622 |
| 遞延 | 2,919 | 845 | 3,764 |
| 攤銷 | (1,354) | (676) | (2,030) |
| 2005年6月30日餘額 | 23,239 | 1,117 | 24,356 |
| 遞延 | 3,524 | 801 | 4,325 |
| 攤銷 | (1,444) | (785) | (2,229) |
| 計入權益的未實現投資收益淨額的影響 | (24) | – | (24) |
| 2005年12月31日餘額 | 25,295 | 1,133 | 26,428 |

| (未經審核) | 人壽保險 | 財產保險 | 合計 |
|---|---|---|---|
| 2006年1月1日餘額 | **25,295** | **1,133** | **26,428** |
| 遞延 | **3,986** | **1,071** | **5,057** |
| 攤銷 | **(1,578)** | **(868)** | **(2,446)** |
| 計入權益的未實現投資收益淨額的影響 | **45** | **–** | **45** |
| **2006年6月30日餘額** | **27,748** | **1,336** | **29,084** |

## 12. 每股收益

本期間每股基本收益為本期間的母公司權益持有人應佔溢利除以本期間已發行股數的加權平均數6,195,053,334股計算得出。

本公司沒有任何攤薄的潛在股份，因此攤薄後的每股收益不作列示。

## 13. 債券

| (人民幣百萬元) | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|
| 持有至到期的投資，攤餘成本 | **119,833** | 117,924 |
| 可供出售的投資，公允價值 | **38,795** | 36,038 |
| 以公允價值計量且其變動計入損益的投資<br>因交易而持有的投資 | **11,738** | 5,787 |
| 合計 | **170,366** | 159,749 |
| 政府債券 | **92,852** | 93,033 |
| 金融債券 | **43,784** | 42,495 |
| 企業債券 | **33,730** | 24,221 |
| 合計 | **170,366** | 159,749 |
| 上市 | **49,497** | 49,053 |
| 非上市 | **120,869** | 110,696 |
| 合計 | **170,366** | 159,749 |

## 14. 證券投資基金

| (人民幣百萬元) | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|
| 可供出售的投資，公允價值 | **7,762** | 6,852 |
| 以公允價值計量且其變動計入損益的投資 | | |
| 因交易而持有的投資 | **3,763** | 2,947 |
| 指定以公允價值計量的投資 | **343** | 259 |
| 合計 | **11,868** | 10,058 |
| 上市 | **548** | 1,851 |
| 非上市 | **11,320** | 8,207 |
| 合計 | **11,868** | 10,058 |

## 10. 所得税(續)

| 截至6月30日止6個月(人民幣百萬元) | (未經審核)<br>**2006年** | (未經審核)<br>2005年 |
|---|---|---|
| 當期所得税 | **319** | 374 |
| 遞延税項 | **237** | 49 |
| 所得税 | **556** | 423 |

## 11. 股息

### (1) 經批准及已派發的特別中期股息

| 截至6月30日止6個月(人民幣百萬元) | (未經審核)<br>**2006年** | (未經審核)<br>2005年 |
|---|---|---|
| 特別中期股息每股人民幣0.20元<br>(截至2005年6月30日止6個月:無) | **1,239** | – |

於2006年3月29日,董事會建議派發2006年特別中期股息每股人民幣0.20元,合共為人民幣12.39億元,由本公司於2006年5月初自一間子公司收到的人民幣43.64億元股息中支付。此建議已於2006年5月25日獲本公司股東批准。

### (2) 已宣告的中期股息

| 截至6月30日止6個月(人民幣百萬元) | (未經審核)<br>**2006年** | (未經審核)<br>2005年 |
|---|---|---|
| 中期股息每股人民幣0.12元<br>(截至2005年6月30日止6個月:無) | **743** | – |

於2006年8月15日,董事會宣告派發中期股息每股人民幣0.12元,合共為人民幣7.43億元。

### (3) 經批准及已派發的過往財政年度末期股息

| 截至6月30日止6個月(人民幣百萬元) | (未經審核)<br>**2006年** | (未經審核)<br>2005年 |
|---|---|---|
| 末期股息:無<br>(截至2005年6月30日止6個月:每股人民幣0.14元) | – | 867 |

## 8. 賠款及保戶利益(續)

| 截至2005年6月30日止6個月(人民幣百萬元) | 毛額 | (未經審核)<br>自再保險公司收回款額 | 淨值 |
|---|---|---|---|
| 賠款及理賠費用 | 4,421 | (748) | 3,673 |
| 退保 | 2,629 | — | 2,629 |
| 年金 | 1,220 | — | 1,220 |
| 滿期及生存給付 | 2,449 | — | 2,449 |
| 保戶紅利支出及準備金 | 599 | — | 599 |
| 投資型保單賬戶利息 | 53 | — | 53 |
| 合計 | 11,371 | (748) | 10,623 |

## 9. 營業利潤

營業利潤已扣除下列費用：

| **截至6月30日止6個月(人民幣百萬元)** | **(未經審核)<br>2006年** | (未經審核)<br>2005年 |
|---|---|---|
| 工資及福利 | **2,053** | 1,515 |
| 投資物業折舊 | **32** | 26 |
| 物業、機器及設備的折舊 | **196** | 162 |
| 土地使用權攤銷 | **9** | 12 |
| 處置物業、機器及設備以及投資物業的損失 | **6** | — |
| 投資物業、物業、機器及設備、在建工程和土地使用權減值準備 | **34** | 39 |
| 提取的壞賬準備淨額 | **11** | 154 |
| 土地及房屋的經營性租賃支出 | **254** | 250 |

## 10. 所得稅

根據《中華人民共和國企業所得稅暫行條例》，本集團的應納稅所得額是財務報表淨利潤減去可抵扣項目後的所得額。本集團、子公司及其分支機構於相關期間內適用的企業所得稅率如下：

| **稅種** | **子公司及其分支機構** | **稅率** |
|---|---|---|
| 中華人民共和國企業所得稅 | —位於經濟特區 | 15% |
| | —位於經濟特區以外 | 33% |
| 香港利得稅 | —位於香港特別行政區的子公司 | 17.5% |

## 6. 投資收益（續）

### (4) 總投資收益

| 截至6月30日止6個月（人民幣百萬元） | （未經審核）<br>2006年 | （未經審核）<br>2005年 |
|---|---|---|
| 淨投資收入 | **5,783** | 4,481 |
| 已實現的收益╱（損失） | **2,090** | (190) |
| 未實現的收益 | **1,781** | 209 |
| 合計 | **9,654** | 4,500 |
| 總投資收益率（%年率） | **5.8** | 4.1 |

上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兑損益。

## 7. 其他收入

| 截至6月30日止6個月（人民幣百萬元） | （未經審核）<br>2006年 | （未經審核）<br>2005年 |
|---|---|---|
| 證券經紀佣金收入 | **150** | 49 |
| 投資連結保險管理費 | **99** | 84 |
| 證券承銷收入 | **42** | 30 |
| 存放銀行同業款項的利息收入 | **12** | 10 |
| 現金等價物的利息收入 | **88** | 77 |
| 其他 | **146** | 135 |
| 合計 | **537** | 385 |

## 8. 賠款及保戶利益

| | | （未經審核） | |
|---|---|---|---|
| 截至2006年6月30日止6個月（人民幣百萬元） | 毛額 | 自再保險公司收回款額 | 淨值 |
| 賠款及理賠費用 | **5,825** | **(1,101)** | **4,724** |
| 退保 | **2,689** | **–** | **2,689** |
| 年金 | **1,293** | **–** | **1,293** |
| 滿期及生存給付 | **1,094** | **–** | **1,094** |
| 保戶紅利支出及準備金 | **1,714** | **–** | **1,714** |
| 投資型保單賬戶利息 | **214** | **–** | **214** |
| 合計 | **12,829** | **(1,101)** | **11,728** |

## 6. 投資收益

### (1) 淨投資收入

| 截至6月30日止6個月（人民幣百萬元） | （未經審核）<br>2006年 | （未經審核）<br>2005年 |
|---|---|---|
| 固定到期日投資的利息收入 | | |
| 債券 | **3,151** | 2,506 |
| 定期存款 | **1,570** | 1,810 |
| 其他貸款及應收款項 | **66** | 22 |
| 權益投資的股息收入 | | |
| 證券投資基金 | **763** | 99 |
| 權益證券 | **205** | 33 |
| 投資物業經營性租賃收入 | **58** | 49 |
| 賣出回購證券利息支出 | **(30)** | (38) |
| 合計 | **5,783** | 4,481 |
| 淨投資收益率（%年率） | **4.2** | 4.1 |

上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兑損益。

### (2) 已實現的收益／（損失）

| 截至6月30日止6個月（人民幣百萬元） | （未經審核）<br>2006年 | （未經審核）<br>2005年 |
|---|---|---|
| 固定到期日投資 | **163** | 207 |
| 權益投資 | **1,788** | (397) |
| 衍生金融工具 | **139** | – |
| 合計 | **2,090** | (190) |

### (3) 未實現的收益

| 截至6月30日止6個月（人民幣百萬元） | （未經審核）<br>2006年 | （未經審核）<br>2005年 |
|---|---|---|
| 固定到期日資產 | **31** | 35 |
| 權益投資 | **1,680** | 185 |
| 衍生金融資產 | **70** | (11) |
| 合計 | **1,781** | 209 |

## 5. 毛承保保費及保單費收入

(1)

| 截至6月30日止6個月(人民幣百萬元) | (未經審核) 2006年 | (未經審核) 2005年 |
|---|---|---|
| 毛承保保費、保單費收入及保費存款 (根據中國公認會計準則呈報) | **46,191** | 36,453 |
| 減:營業稅金及附加 | **(620)** | (416) |
| 毛承保保費、保單費收入及保費存款 (扣除營業稅金及附加) | **45,571** | 36,037 |
| 減:分配至保戶賬戶的保費存款 | **(2,048)** | (1,923) |
| 分配至投資型保單賬戶的保費存款 | **(6,037)** | (3,565) |
| 毛承保保費及保單費收入 | **37,486** | 30,549 |

(2)

| 截至6月30日止6個月(人民幣百萬元) | (未經審核) 2006年 | (未經審核) 2005年 |
|---|---|---|
| 長期壽險業務毛承保保費及保單費收入 | **26,338** | 21,876 |
| 短期壽險業務毛承保保費收入 | **2,759** | 2,383 |
| 財產保險業務毛承保保費收入 | **8,389** | 6,290 |
| 毛承保保費及保單費收入 | **37,486** | 30,549 |

(3)

| 截至6月30日止6個月(人民幣百萬元) | (未經審核) 2006年 | (未經審核) 2005年 |
|---|---|---|
| 人壽保險 | | |
| 個人壽險 | **24,686** | 19,621 |
| 銀行保險 | **479** | 721 |
| 團體保險 | **3,932** | 3,917 |
| 合計 | **29,097** | 24,259 |
| 財產保險 | | |
| 機動車輛保險 | **5,482** | 3,720 |
| 非機動車輛保險 | **2,490** | 2,321 |
| 意外與健康保險 | **417** | 249 |
| 合計 | **8,389** | 6,290 |
| 毛承保保費及保單費收入 | **37,486** | 30,549 |

## 4. 分部報告(續)

截至2005年6月30日止6個月的分部分析如下:

| (人民幣百萬元) | 人壽保險 (未經審核) | 財產保險 (未經審核) | 總部 (未經審核) | 其他 (未經審核) | 抵銷 (未經審核) | 合計 (未經審核) |
|---|---|---|---|---|---|---|
| 毛承保保費及保單費收入 | 24,259 | 6,290 | – | – | – | 30,549 |
| 減:分出保費 | (420) | (1,891) | – | – | – | (2,311) |
| 未到期責任準備金增加淨額 | (323) | (969) | – | – | – | (1,292) |
| 淨已賺保費 | 23,516 | 3,430 | – | – | – | 26,946 |
| 分保佣金收入 | 88 | 684 | – | – | – | 772 |
| 淨投資收益 | 3,971 | 182 | 308 | 20 | – | 4,481 |
| 已實現的收益/(損失) | (172) | (48) | 8 | 22 | – | (190) |
| 未實現的收益 | 167 | 40 | – | 2 | – | 209 |
| 其他收入 | 207 | 11 | 67 | 133 | (33) | 385 |
| 收入合計 | 27,777 | 4,299 | 383 | 177 | (33) | 32,603 |
| 遞延保單獲得成本變動額 | 1,565 | 169 | – | – | – | 1,734 |
| 賠款及保戶利益 | (8,011) | (2,612) | – | – | – | (10,623) |
| 壽險責任準備金增加額 | (14,739) | – | – | – | – | (14,739) |
| 衍生金融負債的公允價值變動額 | (137) | – | – | – | – | (137) |
| 佣金支出 | (2,465) | (439) | – | – | – | (2,904) |
| 營業及管理費用 | (1,852) | (1,052) | (118) | (166) | 33 | (3,155) |
| 計提保險保障基金 | (59) | (47) | – | – | – | (106) |
| 費用合計 | (25,698) | (3,981) | (118) | (166) | 33 | (29,930) |
| 營業利潤 | 2,079 | 318 | 265 | 11 | – | 2,673 |
| 所得税 | (211) | (176) | (37) | 1 | – | (423) |
| 淨利潤 | 1,868 | 142 | 228 | 12 | – | 2,250 |

## 4. 分部報告（續）

本集團於本期的收入及淨利潤主要來自中國境內的上述業務，因此，未提供按地域所作的分部分析。

本期間分部分析如下：

| (人民幣百萬元) | 人壽保險 (未經審核) | 財產保險 (未經審核) | 總部 (未經審核) | 其他 (未經審核) | 抵銷 (未經審核) | 合計 (未經審核) |
|---|---|---|---|---|---|---|
| 毛承保保費及保單費收入 | 29,097 | 8,389 | – | – | – | 37,486 |
| 減：分出保費 | (358) | (2,108) | – | – | – | (2,466) |
| 未到期責任準備金增加淨額 | (473) | (1,791) | – | – | – | (2,264) |
| 淨已賺保費 | 28,266 | 4,490 | – | – | – | 32,756 |
| 分保佣金收入 | 167 | 755 | – | – | – | 922 |
| 淨投資收益 | 5,211 | 220 | 254 | 98 | – | 5,783 |
| 已實現的收益 | 1,876 | 68 | 26 | 120 | – | 2,090 |
| 未實現的收益 | 1,657 | 24 | 69 | 31 | – | 1,781 |
| 匯兑淨損失 | (114) | (8) | (5) | (3) | – | (130) |
| 其他收入 | 229 | 28 | 30 | 329 | (79) | 537 |
| 收入合計 | 37,292 | 5,577 | 374 | 575 | (79) | 43,739 |
| 遞延保單獲得成本變動額 | 2,408 | 203 | – | – | – | 2,611 |
| 賠款及保戶利益 | (8,520) | (3,208) | – | – | – | (11,728) |
| 壽險責任準備金增加額 | (21,891) | – | – | – | – | (21,891) |
| 衍生金融負債的公允價值變動額 | 34 | – | – | 52 | – | 86 |
| 佣金支出 | (3,272) | (675) | – | – | 14 | (3,933) |
| 營業及管理費用 | (2,222) | (1,266) | (268) | (334) | 65 | (4,025) |
| 計提保險保障基金 | (74) | (67) | – | – | – | (141) |
| 費用合計 | (33,537) | (5,013) | (268) | (282) | 79 | (39,021) |
| 營業利潤 | 3,755 | 564 | 106 | 293 | – | 4,718 |
| 所得税 | (232) | (247) | (38) | (39) | – | (556) |
| 淨利潤 | 3,523 | 317 | 68 | 254 | – | 4,162 |

## 3. 主要會計政策變更

本集團根據修訂後的國際財務報告準則，對管理層認為與其現有業務最為相關的部分會計政策作出以下變更：

### (1) 國際會計準則第39號「金融工具：確認及計量」

*公允價值計量選擇權*

由2006年1月1日起，本集團採用國際會計準則第39號有關公允價值計量選擇權的修訂。因此，如果某項金融資產或金融負債符合以下任一條件，本集團有權選擇將其指定為以公允價值計量且其變動計入損益的金融資產或金融負債：

— 可消除或大幅減少如按其他基準計量資產、負債或確認損益可能會造成的計量或確認方法的不一致；或

— 可根據書面的風險管理政策或投資策略管理一組金融資產、金融負債或兩者，同時按公允價值評估其業績，並按該基準向公司內部主要管理人員提供相關資料。

本期，本集團未有選擇指定以公允價值計量且其變動計入損益的重大金融資產或金融負債。

### (2) 國際會計準則第39號「金融工具：確認及計量」及國際財務報告準則第4號「保險合同」

*財務擔保合同*

由2006年1月1日起，本集團採用國際會計準則第39號及修訂的國際財務報告準則第4號。根據經修訂的國際會計準則第39號，財務擔保合同按公允價值進行初始確認，然後按根據國際會計準則第37號「撥備、或有負債及或有資產」釐定的金額與初始確認金額的較高者，減（如適用）根據國際會計準則第18號「收入」確認的累計攤銷重新計量。

除根據國際會計準則第39號計量，由本集團銀行業務發出的任何財務擔保合約外，本集團先前將若干含財務擔保成份的合約列作保險合約並按保險合約適用的會計方法處理，現已按國際會計準則第4號處理該等合約。

上述經修訂會計政策對本財務報表並無重大影響，而本集團認為採用於2006年生效的其他新頒佈或修訂的國際財務報告準則及相關頒佈事項，對本集團2006年的財務報表不具有重大影響。現時，本集團正評估由2007年生效的新頒佈或修訂國際財務報告準則的影響。

## 4. 分部報告

本集團的業務分部信息現分為四類：人壽保險業務、財產保險業務、總部及其他業務。分部淨利潤包括直接歸屬分部的收入減費用以及按合理比例分配至分部的收入減費用（包括外部交易及與集團內其他分部之間的交易）。

## 1. 公司結構及主要經營活動

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)於1988年3月21日在中華人民共和國(以下簡稱「中國」)深圳成立。其營業範圍包括投資保險企業、監督及管理子公司的國內、海外業務及開展保險資金運用業務等。本公司及其主要子公司(以下簡稱「本集團」)主要從事提供承保人壽保險、財產保險及提供其他金融服務。

本集團於截至2006年6月30日止6個月(「本期」)的主要架構變動如下:

(1) 2006年5月16日,中國平安資產管理(香港)有限公司於香港成立。

(2) 經中國銀行業監督管理委員會於2006年6月23日批准,平安銀行有限責任公司獲准籌備人民幣對公業務。

## 2. 編制基礎和主要會計政策

本未經審核簡明合併財務報表已遵照國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」及《香港聯合交易所有限公司證券上市規則》的披露要求編制。

除在下列附註3中披露的由於採用修訂後的國際財務報告準則而對本公司主要會計政策所作的變更和修訂外,編制本財務報表所用的會計政策及計算方法與本公司在2005年度已審年度財務報表中所採用的一致。本財務報表並未包括年度財務報表所規定載列的所有資料及披露事項,並應與2005年12月31日止年度的已審年度財務報表一併閱覽。

# 簡明合併現金流量表

| 截至6月30日止6個月(人民幣百萬元) | (未經審核)<br>2006年 | (未經審核)<br>2005年 |
|---|---|---|
| 經營活動產生的現金流入淨額 | **23,722** | 15,112 |
| 投資活動產生的現金流出淨額 | **(18,601)** | (10,238) |
| 籌資活動產生的現金流出淨額 | **(268)** | (770) |
| 現金及現金等價物的淨增加額 | **4,853** | 4,104 |
| 淨匯兑差額 | **(130)** | – |
| 現金及現金等價物的期初餘額 | **17,636** | 15,254 |
| 現金及現金等價物的期末餘額 | **22,359** | 19,358 |

所附附註為本簡明合併財務報表的組成部份。

# 簡明合併權益變動表
截至2006年6月30日止6個月

| | | 母公司權益持有人應佔權益 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | 儲備 | | | | | | | | |
| (人民幣百萬元) | 附註 | 股本 | 資本公積 | 盈餘公積 | 公益金 | 總準備金 | 淨未實現收益╱(損失) | 外幣折算差額 | 未分配利潤 | 少數股東權益 | 合計 |
| (未經審核) | | | | | | | | | | | |
| 2006年1月1日餘額 | | 6,195 | 14,835 | 4,743 | 783 | 430 | 715 | (13) | 5,308 | 526 | 33,522 |
| 截至2006年6月30日止6個月的淨利潤 | | – | – | – | – | – | – | – | 4,099 | 63 | 4,162 |
| 可供出售的投資的淨收益 | | – | – | – | – | – | 3,202 | – | – | 30 | 3,232 |
| 由權益轉入利潤表的可供出售的投資的淨收益 | | – | – | – | – | – | (1,204) | – | – | (12) | (1,216) |
| 已確認的遞延税項淨額 | | – | – | – | – | – | (300) | – | – | (3) | (303) |
| 宣派股息 | 11(1) | – | – | – | – | – | – | – | (1,239) | – | (1,239) |
| 轉入盈餘公積 | 18 | – | – | 783 | (783) | – | – | – | – | – | – |
| 滙兑差額 | | – | – | – | – | – | – | (3) | – | (1) | (4) |
| 子公司宣派股息 | | – | – | – | – | – | – | – | – | (50) | (50) |
| **2006年6月30日餘額** | | 6,195 | 14,835 | 5,526 | – | 430 | 2,413 | (16) | 8,168 | 553 | 38,104 |

所附附註為本簡明合併財務報表的組成部份。

# 簡明合併權益變動表

截至2005年12月31日止年度

| | | 母公司權益持有人應佔權益 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | 儲備 | | | | | | | | |
| (人民幣百萬元) | 附註 | 股本 | 資本公積 | 盈餘公積 | 公益金 | 總準備金 | 淨未實現收益／(損失) | 外幣折算差額 | 未分配利潤 | 少數股東權益 | 合計 |
| (未經審核) | | | | | | | | | | | |
| 2005年1月1日餘額 | | 6,195 | 14,835 | 4,409 | 616 | 395 | (738) | – | 2,485 | 430 | 28,627 |
| 截至2005年6月30日止6個月的淨利潤 | | – | – | – | – | – | – | – | 2,235 | 15 | 2,250 |
| 可供出售的投資的淨收益 | | – | – | – | – | – | 755 | – | – | 7 | 762 |
| 由權益轉入利潤表的可供出售的投資的淨收益 | | – | – | – | – | – | (109) | – | – | (1) | (110) |
| 增加對子公司的投資 | | – | – | – | – | – | – | – | – | 22 | 22 |
| 已確認的遞延稅項淨額 | | – | – | – | – | – | (97) | – | – | (1) | (98) |
| 宣派股息 | *11(3)* | – | – | – | – | – | – | – | (867) | – | (867) |
| 2005年6月30日餘額 | | 6,195 | 14,835 | 4,409 | 616 | 395 | (189) | – | 3,853 | 472 | 30,586 |
| 截至2005年12月31日止6個月的淨利潤 | | – | – | – | – | – | – | – | 1,991 | 24 | 2,015 |
| 可供出售的投資的淨收益 | | – | – | – | – | – | 963 | – | – | 11 | 974 |
| 由權益轉入利潤表的可供出售的投資的淨損失 | | – | – | – | – | – | 100 | – | – | 1 | 101 |
| 增加對子公司的投資 | | – | – | – | – | – | – | – | – | 24 | 24 |
| 增加一般準備 | | – | – | – | – | 35 | – | – | (35) | – | – |
| 已確認的遞延稅項淨額 | | – | – | – | – | – | (159) | – | – | (2) | (161) |
| 滙兑差額 | | – | – | – | – | – | – | (13) | – | (4) | (17) |
| 分配法定盈餘公積 | | – | – | 334 | 167 | – | – | – | (501) | – | – |
| 2005年12月31日餘額 | | 6,195 | 14,835 | 4,743 | 783 | 430 | 715 | (13) | 5,308 | 526 | 33,522 |

所附附註為本簡明合併財務報表的組成部份。

# 簡明合併資產負債表

| (人民幣百萬元) | 附註 | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|---|
| **權益及負債** | | | |
| 母公司權益持有人應佔權益 | | | |
| 股本 | *17* | **6,195** | 6,195 |
| 儲備 | | **23,188** | 21,493 |
| 未分配利潤 | | **8,168** | 5,308 |
| | | **37,551** | 32,996 |
| 少數股東權益 | | **553** | 526 |
| 權益合計 | | **38,104** | 33,522 |
| 負債 | | | |
| 客戶保證金 | *20* | **3,062** | 1,862 |
| 賣出回購證券 | *20* | **1,056** | 7,095 |
| 短期借款 | *20* | **1,015** | – |
| 預收保費 | | **640** | 1,880 |
| 應付佣金 | | **831** | 633 |
| 應付分保賬款 | | **1,017** | 533 |
| 應付股息 | | **82** | 76 |
| 應付所得税 | | **713** | 445 |
| 保險保障基金 | | **83** | 60 |
| 應付保戶紅利及準備金 | | **4,478** | 2,864 |
| 保險合同負債 | | | |
| 壽險責任準備金 | | **246,241** | 223,538 |
| 投資型保單賬戶餘額 | | **15,570** | 9,795 |
| 保險合同保戶賬戶負債 | | **16,483** | 12,820 |
| 未到期責任準備金 | | **13,687** | 11,048 |
| 未決賠款準備金 | | **6,217** | 5,824 |
| 年金及其他應付保險餘額 | | **2,424** | 2,234 |
| 投資合同負債 | | | |
| 投資合同保戶賬戶負債 | | **3,397** | 3,078 |
| 投資合同準備金 | | **13** | 14 |
| 衍生金融負債 | | **171** | 133 |
| 遞延税項負債 | | **589** | 49 |
| 其他負債 | | **2,845** | 2,203 |
| 負債合計 | | **320,614** | 286,184 |
| **權益及負債合計** | | **358,718** | 319,706 |

所附附註為本簡明合併財務報表的組成部份。

| **馬明哲** | **張子欣** | **孫建一** |
|---|---|---|
| *董事* | *董事及首席財務執行官* | *董事* |

# 簡明合併資產負債表

| (人民幣百萬元) | 附註 | (未經審核)<br>2006年<br>6月30日 | (經審核)<br>2005年<br>12月31日 |
|---|---|---|---|
| **資產** | | | |
| 投資 | | | |
| 固定到期日投資 | | | |
| 債券 | *13, 20* | **170,366** | 159,749 |
| 定期存款 | *20* | **67,962** | 68,959 |
| 保單質押貸款 | *20* | **1,077** | 864 |
| 買入返售證券 | *20* | **260** | – |
| 客戶貸款 | *20* | **1,629** | 662 |
| 權益投資 | | | |
| 證券投資基金 | *14* | **11,868** | 10,058 |
| 權益證券 | *15* | **15,211** | 5,183 |
| 衍生金融資產 | | **76** | 27 |
| 於聯營公司的投資 | | **–** | 3 |
| 投資物業 | | **1,147** | 1,243 |
| 投資資產合計 | | **269,596** | 246,748 |
| 現金及現金等價物 | | **22,359** | 17,636 |
| 應收保費 | | **3,680** | 749 |
| 應收利息 | | **1,503** | 438 |
| 保險合同保戶賬戶資產 | | **16,483** | 12,820 |
| 投資合同保戶賬戶資產 | | **3,397** | 3,078 |
| 再保險資產 | | **5,267** | 4,889 |
| 遞延保單獲得成本 | *16* | **29,084** | 26,428 |
| 物業、機器及設備 | | **2,849** | 2,918 |
| 在建工程 | | **1,090** | 620 |
| 土地使用權 | | **946** | 955 |
| 商譽 | | **327** | 327 |
| 法定保證金 | | **1,240** | 1,240 |
| 其他資產 | | **897** | 860 |
| **資產合計** | | **358,718** | 319,706 |

所附附註為本簡明合併財務報表的組成部份。

# 簡明合併利潤表

| 截至6月30日止6個月（人民幣百萬元） | 附註 | （未經審核）<br>2006年 | （未經審核）<br>2005年 |
|---|---|---|---|
| 毛承保保費及保單費收入 | 5 | **37,486** | 30,549 |
| 減：分出保費 | | **(2,466)** | (2,311) |
| 淨承保保費及保單費收入 | | **35,020** | 28,238 |
| 未到期責任準備金增加淨額 | | **(2,264)** | (1,292) |
| 淨已賺保費 | | **32,756** | 26,946 |
| 分保佣金收入 | | **922** | 772 |
| 淨投資收益 | 6 (1) | **5,783** | 4,481 |
| 已實現的收益／（損失） | 6 (2) | **2,090** | (190) |
| 未實現的收益 | 6 (3) | **1,781** | 209 |
| 匯兌損失淨額 | | **(130)** | — |
| 其他收入 | 7 | **537** | 385 |
| **收入合計** | | **43,739** | 32,603 |
| 遞延保單獲得成本變動額 | | **2,611** | 1,734 |
| 賠款及保戶利益 | 8 | **(11,728)** | (10,623) |
| 壽險責任準備金增加額 | | **(21,891)** | (14,739) |
| 衍生金融負債公允價值變動額 | | **86** | (137) |
| 佣金支出 | | **(3,933)** | (2,904) |
| 營業及管理費用 | | **(4,025)** | (3,155) |
| 計提保險保障基金 | | **(141)** | (106) |
| **費用合計** | | **(39,021)** | (29,930) |
| 營業利潤 | 9 | **4,718** | 2,673 |
| 所得稅 | 10 | **(556)** | (423) |
| **淨利潤** | | **4,162** | 2,250 |
| **下列應佔：** | | | |
| 一母公司權益持有人 | | **4,099** | 2,235 |
| 一少數股東權益 | | **63** | 15 |
| | | **4,162** | 2,250 |
| | | 人民幣 | 人民幣 |
| **母公司權益持有人應佔淨利潤的每股收益 — 基本** | 12 | **0.66** | 0.36 |

所附附註為本簡明合併財務報表的組成部份。

# 獨立核數師審閱報告

**致中國平安保險(集團)股份有限公司(「貴公司」)**
董事會

我們受 貴公司的委託對 貴公司及其子公司(以下統稱「貴集團」)載於第26頁至第50頁截至2006年6月30日止6個月的中期財務報告作出審閱。

## 董事及核數師各自的職責

中期財務報告乃遵照《香港聯合交易所有限公司證券上市規則》的有關要求及國際會計準則理事會頒布的國際會計準則第34號「中期財務報告」編制。中期財務報告由董事負責,並由董事核准通過。我們的責任是依據我們審閱工作的結果對中期財務報告提出獨立結論,並根據我們協議約定的條款只向董事會出具報告,此外並無其他目的。我們概不就本報告的內容對其他任何人士承擔或負上責任。

## 審閱工作

我們根據香港會計師公會頒布的《核數準則》第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括查詢 貴集團的管理層、分析中期財務報告並據此評估有否貫徹採納會計政策及呈列方式(另行披露者除外)。審閱工作並不包括審核程序中的控制檢測及對資產、負債及交易的驗證。由於審閱工作的範圍遠較審核工作小,所給予的保證程度也較審核低。因此,我們對中期財務報告概不發表審核意見。

## 審閱結論

基於此項並不構成審核的審閱工作,我們並未察覺截至2006年6月30日止6個月的中期財務報告需要作出任何重大的修改。

**安永會計師事務所**
*執業會計師*

香港
2006年8月15日

## 新業務[illegible]與業務組合

用來計算截至2006年6月30日止前12個月新業務價值的首年保費為人民幣232.08億元。新業務的首年保費結構如下：

| | 比例 |
|---|---|
| **個人壽險** | **43.1%** |
| 長期業務 | 41.0% |
| 短期業務 | 2.1% |
| **團體壽險** | **29.3%** |
| 長期業務 | 20.3% |
| 短期業務 | 9.0% |
| **銀行保險** | **27.6%** |
| 長期業務 | 27.6% |
| **合計** | 100.0% |

# 內涵價值

## 緒言

為提供投資者額外之工具了解本公司的經濟價值及業務成果，本集團已在本節披露有關內涵價值之資料。內涵價值指調整後股東資產淨值，加上本集團有效人壽保險業務之價值(經就維持此業務運作所要求持有的法定最低償付能力額度的成本作出調整)。內涵價值不包括日後新業務之銷售價值。

## 經濟價值之成份

| (人民幣百萬元) | **2006年6月30日** | 2005年12月31日 |
|---|---|---|
| 調整後資產淨值 | **37,378** | 33,072 |
| 1999年6月前承保的有效業務價值 | **(20,938)** | (18,089) |
| 1999年6月後承保的有效業務價值 | **43,644** | 38,537 |
| 持有償付能力額度之成本 | **(5,599)** | (5,157) |
| **內涵價值** | **54,485** | 48,363 |
| 一年新業務價值 | **5,443** | 5,148 |
| 持有償付能力額度之成本 | **(569)** | (609) |
| **扣除持有償付能力額度之成本後的一年新業務價值** | **4,874** | 4,539 |

經調整資產淨值乃根據本集團按中國法定基準計量的經審核股東淨資產值計算。若干資產的價值已調整至市場價值。應注意經調整資產淨值適用於整個集團(包括平安壽險及其他業務單位)，而所列示的有效業務價值及一年新業務價值僅適用於平安壽險。

## 主要假設

2006年上半年內涵價值計算假設與2005年年末評估所用假設基本相同。本集團並未改變如下主要假設：風險貼現率、投資回報、死亡率、發病率、費用及保戶紅利等。由於稅務部門批准工資費用扣除額度，以及政府債券的稅務減免，所得稅率假設為15%。部分產品保單失效率已予更新以反映實際經驗。

## 契約責任及其他商業承諾款項

下表載列指定期內本公司契約責任及其他商業承諾款項總額：

| （人民幣百萬元） | **2006年6月30日** | 2005年12月31日 |
|---|---|---|
| 契約責任 | **575** | 472 |
| 經營性租賃承諾 | **862** | 850 |

## 外匯風險

本集團持有的以外幣計價的投資及現金資產面臨外匯風險。這些資產包括作為貨幣性資產的外幣定期存款、現金及現金等價物。除了以外幣計價的貨幣性資產，本集團以外幣計價的貨幣性負債亦面臨匯率波動風險，這些負債包括以外幣計價的未決賠款準備金及應付分保賬款。貨幣性資產和貨幣性負債的匯率波動風險會相互抵消。

本集團採用敏感性分析來估計風險。估計外匯風險敏感性時，乃假設所有以外幣計價的貨幣性資產和貨幣性負債的價值兑換人民幣時同時一致貶值5%。

| **於2006年6月30日（人民幣百萬元）** | **外匯風險** |
|---|---|
| 假設所有以外幣計價的貨幣性資產和貨幣性負債的價值兑換人民幣時同時一致貶值5%而估計的匯率波動風險淨額 | **685** |

下表概述本集團所持流動資產的賬面金額：

| (人民幣百萬元) | **2006年6月30日** | 2005年12月31日 |
|---|---|---|
| 現金及現金等價物 | **22,359** | 17,636 |
| 因交易而持有的投資 | **21,248** | 9,410 |
| 流動資產合計 | **43,607** | 27,046 |

短期借款和賣出回購證券款為本公司日常經營中流動性來源的一部分。下表概述本公司所持有的短期借款及賣出回購證券款的賬面金額：

| (人民幣百萬元) | **2006年6月30日** | 2005年12月31日 |
|---|---|---|
| 短期借款 | **1,015** | – |
| 賣出回購證券款 | **1,056** | 7,095 |

管理層相信，目前所持流動資產及未來經營所產生的現金淨值，以及可獲取的短期借款，能夠滿足本集團可預見的現金需求。

## 資本結構

權益總額由2005年12月31日的人民幣335.22億元增加至2006年6月30日的人民幣381.04億元。增加的主要原因是本公司於2006年上半年的經營利潤所致。

本集團未動用任何形式的債務安排為資本結構提供資金。

本集團概無將集團資產作重大抵押。

## 資產負債比率

| | **2006年6月30日** | 2005年12月31日 |
|---|---|---|
| 資產負債比率 | **89.5%** | 89.7% |

資產負債比率乃按總負債加少數股東權益的總額除以總資產計算。

## 證券業務

| 截至6月30日止6個月(人民幣百萬元) | 2006年 | 2005年 |
|---|---|---|
| 收入合計 | **345** | 84 |
| 淨利潤／(虧損) | **174** | (29) |

本公司證券業務總收入由截至2005年6月30日止6個月的人民幣0.84億元大幅增加至2006年同期的人民幣3.45億元。截至2006年6月30日止6個月，本公司證券業務淨利潤為人民幣1.74億元，而2005年同期則為淨虧損人民幣0.29億元。增加的主要原因是中國股票市場表現良好，使本公司證券經紀業務收入和投資銀行業務收入有所增加。

## 銀行業務

| 截至6月30日止6個月(人民幣百萬元) | 2006年 | 2005年 |
|---|---|---|
| 收入合計 | **11** | 10 |
| 淨利潤 | **1** | 5 |

本公司銀行業務總收入由截至2005年6月30日止6個月的人民幣0.10億元增加至2006年同期的人民幣0.11億元。本公司銀行業務淨利潤由截至2005年6月30日止6個月的人民幣5百萬元減少至2006年同期的人民幣1百萬元。減少的主要原因是本公司為籌備人民幣業務而導致費用增加。平安銀行已於2006年6月獲得中國銀監會批准籌備人民幣對公業務，預計將於2006年年底前推出人民幣產品。

## 其他業務

本公司已於2005年推出養老保險業務、健康保險業務及資產管理業務，但其營運規模相對較小，比較整個集團而言，該等公司的總收入及淨利潤並不重大。

## 流動性及財務資源

本公司在整個集團合併報表的基礎上，對本公司的流動性與財務資源進行管理。本公司為一間控股公司，除投資管理活動外，本身並不從事任何實際上的業務經營。所以，本公司的現金流基本上全部依靠本公司經營子公司的股息和分配。

除本集團所持現金及現金等價物外，另有其他兩種流動性來源，即因交易而持有的流動性投資及短期借款。

因交易而持有的流動性投資是上市的或者是在活躍市場上交易的，容易轉為現金而不會產生重大費用的投資。

## 營業、管理及其他費用

| 截至6月30日止6個月 | 2006年 | 2005年 |
|---|---|---|
| 營業、管理及其他費用佔毛承保保費收入的比例 | **15.9%** | 17.5% |

營業、管理及其他費用由截至2005年6月30日止6個月的人民幣10.99億元增加21.3%至2006年同期的人民幣13.33億元。增加的主要原因是毛承保保費收入增加。營業、管理及其他費用佔毛承保保費收入的比例由截至2005年6月30日止6個月的17.5%降低至2006年同期的15.9%。降低的主要原因是本公司持續加強成本控制。

## 所得稅

| 截至6月30日止6個月 | 2006年 | 2005年 |
|---|---|---|
| 有效稅率 | **43.8%** | 55.3% |

所得稅由截至2005年6月30日止6個月的人民幣1.76億元增加40.3%至2006年同期的人民幣2.47億元。有效稅率由截至2005年6月30日止6個月的55.3%降低至2006年同期的43.8%。降低的主要原因是本公司獲得了稅務部門批准的工資費用扣除稅收優惠政策，以及享有若干稅項豁免的政府債券利息收入及證券投資基金分紅收入增加。

## 淨利潤

由於前述原因，本公司產險業務淨利潤由截至2005年6月30日止6個月的人民幣1.42億元大幅增加至2006年同期的人民幣3.17億元。

# 信託業務

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 收入合計[1] | **140** | 68 |
| 淨利潤[1] | **61** | 38 |

(1) 收入合計及淨利潤並未合併平安信托下屬子公司數據；平安信托對子公司的投資按成本法核算。

本公司信托業務的總收入由截至2005年6月30日止6個月的人民幣0.68億元大幅增加至2006年同期的人民幣1.40億元。本公司信托業務的淨利潤由截至2005年6月30日止6個月的人民幣0.38億元增加60.5%至2006年同期的人民幣0.61億元。增加的主要原因是本公司管理的信托資產增長所致。

## 遞延保單獲得成本變動額

遞延保單獲得成本變動額於截至2006年6月30日止6個月為人民幣2.03億元，於2005年同期則為人民幣1.69億元。遞延保單獲得成本變動較大的主要原因是毛承保保費收入的增加。

## 賠款支出

| 截至6月30日止6個月(人民幣百萬元) | 2006年 | 2005年 |
|---|---|---|
| 機動車輛保險 | **2,527** | 1,943 |
| 非機動車輛保險 | **528** | 556 |
| 意外與健康保險 | **153** | 113 |
| 賠款支出合計 | **3,208** | 2,612 |

賠款支出合計由截至2005年6月30日止6個月的人民幣26.12億元增加22.8%至2006年同期的人民幣32.08億元。

機動車輛保險業務賠款支出由截至2005年6月30日止6個月的人民幣19.43億元增加30.1%至2006年同期的人民幣25.27億元。增加的主要原因是該項業務的毛承保保費收入增加。

非機動車輛保險業務賠款支出由截至2005年6月30日止6個月的人民幣5.56億元減少5.0%至2006年同期的人民幣5.28億元。減少的主要原因是本公司車輛貸款保證保險業務的賠款支出有所減少。

意外與健康保險業務賠款支出由截至2005年6月30日止6個月的人民幣1.13億元增加35.4%至2006年同期的人民幣1.53億元。增加的主要原因是該項業務的毛承保保費收入增加。

## 佣金支出

| 截至6月30日止6個月 | 2006年 | 2005年 |
|---|---|---|
| 佣金支出佔毛承保保費收入的比例 | **8.0%** | 7.0% |

佣金支出由截至2005年6月30日止6個月的人民幣4.39億元增加53.8%至2006年同期的人民幣6.75億元。佣金支出佔毛承保保費收入的比例由截至2005年6月30日止6個月的7.0%增加至2006年同期的8.0%。增加的主要原因是毛承保保費收入增加及產險行業競爭加劇而導致市場佣金率升高。

*非機動車輛保險業務*。非機動車輛保險業務毛承保保費收入由截至2005年6月30日止6個月的人民幣23.21億元增加7.3%至2006年同期的人民幣24.90億元。增加的主要原因是企業財產保險及責任保險保費收入增加。企業財產保險毛承保保費收入由截至2005年6月30日止6個月的人民幣10.09億元增加19.2%至2006年同期的人民幣12.03億元。責任保險毛承保保費收入由截至2005年6月30日止6個月的人民幣2.57億元增加46.3%至2006年同期的人民幣3.76億元。

*意外與健康保險業務*。意外與健康保險業務毛承保保費收入由截至2005年6月30日止6個月的人民幣2.49億元增加67.5%至2006年同期的人民幣4.17億元。增加的主要原因是本公司在2006年上半年繼續重點推廣本項業務。

## 投資收益

本公司產險業務淨投資收益由截至2005年6月30日止6個月的人民幣1.82億元增加20.9%至2006年同期的人民幣2.20億元。增加的主要原因是投資資產由2005年6月30日的人民幣89.70億元增加至2006年6月30日的人民幣110.74億元。產險業務淨投資收益率由截至2005年6月30日止6個月的4.2%增至2006年同期的4.3%。

本公司產險業務總投資收益由截至2005年6月30日止6個月的人民幣1.74億元增加79.3%至2006年同期的人民幣3.12億元。產險業務總投資收益率由截至2005年6月30日止6個月的4.1%增至2006年同期的5.2%。

| **截至6月30日止6個月(人民幣百萬元，比例除外)** | **2006年** | 2005年 |
| --- | --- | --- |
| 淨投資收益 | **220** | 182 |
| 淨投資收益率[1] | **4.3%** | 4.2% |
| 總投資收益 | **312** | 174 |
| 總投資收益率[1] | **5.2%** | 4.1% |

[1] 上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兑損益。

## 經營業績

以下為本公司產險業務的經營業績概要：

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 毛承保保費收入 | **8,389** | 6,290 |
| 淨已賺保費 | **4,490** | 3,430 |
| 投資收益 | **312** | 174 |
| 匯兑損失淨額 | **(8)** | — |
| 其他收入 | **783** | 695 |
| 收入合計 | **5,577** | 4,299 |
| 遞延保單獲得成本變動額 | **203** | 169 |
| 賠款支出 | **(3,208)** | (2,612) |
| 佣金支出 | **(675)** | (439) |
| 營業、管理及其他費用 | **(1,333)** | (1,099) |
| 費用合計 | **(5,013)** | (3,981) |
| 所得税 | **(247)** | (176) |
| 淨利潤 | **317** | 142 |

## 毛承保保費收入

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 機動車輛保險 | **5,482** | 3,720 |
| 非機動車輛保險 | **2,490** | 2,321 |
| 意外與健康保險 | **417** | 249 |
| 毛承保保費收入合計 | **8,389** | 6,290 |

毛承保保費收入從截至2005年6月30日止6個月的人民幣62.90億元增加33.4%至2006年同期的人民幣83.89億元。毛承保保費收入增加的主要原因在於產險三個業務系列的銷售均顯著增加。

*機動車輛保險業務*。機動車輛保險業務毛承保保費收入由截至2005年6月30日止6個月的人民幣37.20億元增加47.4%至2006年同期的人民幣54.82億元。增加的主要原因是中國居民對機動車的需求持續增加及機動車交通事故責任強制保險的推行。

## 產險業務

以下為產險業務的經營數據概要：

| | 2006年6月30日 | 2005年12月31日 |
|---|---|---|
| 毛承保保費收入的市場佔有率[1] | **10.7%** | 9.9% |
| 客戶數量： | | |
| 個人（千） | **6,851** | 6,006 |
| 公司（千） | **1,748** | 1,680 |
| 合計（千） | **8,599** | 7,686 |

| | 截至2006年6月30日止6個月 | 截至2005年12月31日止年度 |
|---|---|---|
| 綜合成本率： | | |
| 費用率 | **23.4%** | 23.3% |
| 賠付率 | **71.4%** | 72.0% |
| 綜合成本率 | **94.8%** | 95.3% |

[1] 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據計算。
2006年6月30日的市場佔有率以六個月期間的累計毛承保保費收入計算。
2005年12月31日的市場佔有率以一年期間的累計毛承保保費收入計算。

從毛承保保費收入來衡量，平安產險是中國第三大財產保險公司。截至2006年6月30日止6個月，依據本公司按照中國公認會計準則編製的財務數據和按照中國公認會計準則計算的中國保險行業數據，平安產險的毛承保保費收入約佔中國產險公司毛承保保費收入總額的10.7%。

本公司繼續專注於控制承保風險及提升服務水平，該策略使本公司承保水平顯著改善。因此，本公司的綜合成本率由2005年的95.3%降低至截至2006年6月30日止6個月的94.8%。

## 佣金支出

| 截至6月30日止6個月 | **2006年** | 2005年 |
|---|---|---|
| 佣金支出佔毛承保保費、保單費收入及保費存款的比例 | **8.8%** | 8.3% |

佣金支出(主要是支付給本公司的銷售代理人)由截至2005年6月30日止6個月的人民幣24.65億元增加32.7%至2006年同期的人民幣32.72億元。佣金支出佔毛承保保費、保單費收入及保費存款的比例，由截至2005年6月30日止6個月的8.3%增加至2006年同期的8.8%。增加的主要原因是個人壽險產品首年保費、保單費收入及保費存款增長。

## 營業、管理及其他費用

| 截至6月30日止6個月 | **2006年** | 2005年 |
|---|---|---|
| 營業、管理及其他費用佔毛承保保費、保單費收入及保費存款的比例 | **6.2%** | 6.4% |

營業、管理及其他費用由截至2005年6月30日止6個月的人民幣19.11億元增加20.1%至2006年同期的人民幣22.96億元。增加的主要原因是首年保費、保單費收入及保費存款增長。營業、管理及其他費用佔毛承保保費、保單費收入及保費存款的比例由截至2005年6月30日止6個月的6.4%降低至2006年同期的6.2%。降低的主要原因是本公司持續加強成本控制。

## 所得税

| 截至6月30日止6個月 | **2006年** | 2005年 |
|---|---|---|
| 有效税率 | **6.2%** | 10.1% |

所得税由截至2005年6月30日止6個月的人民幣2.11億元增加10.0%至2006年同期的人民幣2.32億元。有效税率由截至2005年6月30日止6個月的10.1%降低至2006年同期的6.2%。降低的主要原因是本公司獲得了税務部門批准的工資費用扣除税收優惠政策，以及享有若干税項豁免的政府債券利息收入及證券投資基金分紅收入增加。

## 淨利潤

由於前述原因，本公司壽險業務淨利潤由截至2005年6月30日止6個月的人民幣18.68億元增加88.6%至2006年同期的人民幣35.23億元。

### 壽險責任準備金增加額

壽險責任準備金增加額於截至2006年6月30日止6個月為人民幣218.91億元，於2005年同期則為人民幣147.39億元。壽險責任準備金增幅較大的主要原因是毛承保保費、保單費收入及保費存款增長。

### 賠款及保戶利益

賠款及保戶利益由截至2005年6月30日止6個月的人民幣80.11億元增加6.4%至2006年同期的人民幣85.20億元。賠款及保戶利益佔毛承保保費、保單費收入及保費存款的比例，由截至2005年6月30日止6個月的26.9%減少至2006年同期的22.9%。

下表概述包括賠款、退保、年金、滿期及生存給付、保戶紅利支出及準備金和投資型保單賬戶利息的總支出。

| **截至6月30日止6個月(人民幣百萬元)** | **2006年** | 2005年 |
|---|---|---|
| 賠款 | **1,516** | 1,061 |
| 退保 | **2,689** | 2,629 |
| 年金 | **1,293** | 1,220 |
| 滿期及生存給付 | **1,094** | 2,449 |
| 保戶紅利支出及準備金 | **1,714** | 599 |
| 投資型保單賬戶利息 | **214** | 53 |
| 賠款及保戶利益合計 | **8,520** | 8,011 |

賠款支出由截至2005年6月30日止6個月的人民幣10.61億元增加42.9%至2006年同期的人民幣15.16億元。增加的主要原因是本公司短期意外及健康險產品的賠款支出較高。

滿期及生存給付支出由截至2005年6月30日止6個月的人民幣24.49億元減少55.3%至2006年同期的人民幣10.94億元。減少的主要原因是某些定期給付產品的滿期及生存給付支出較2005年同期減少。

保戶紅利支出及準備金支出由截至2005年6月30日止6個月的人民幣5.99億元大幅增加至2006年同期的人民幣17.14億元。增加的主要原因是分紅保險產品的投資業績較佳而引致紅利分配增加。

投資型保單賬戶利息支出由截至2005年6月30日止6個月的人民幣0.53億元大幅增加至2006年同期的人民幣2.14億元。增加的主要原因是萬能壽險產品的銷售增長以及投資業績較佳。

*銀行保險業務*。銀行保險業務毛承保保費、保單費收入及保費存款由截至2005年6月30日止6個月的人民幣21.92億元增加61.9%至2006年同期的人民幣35.49億元。增加的主要原因是本公司通過銀行網點銷售的萬能壽險產品保費收入大幅增長。

*團體保險業務*。團體保險業務毛承保保費、保單費收入及保費存款由截至2005年6月30日止6個月的人民幣41.14億元增加0.2%至2006年同期的人民幣41.23億元。增加的主要原因是本公司繼續致力於控制本項業務的發展以提高利潤率。由於本公司繼續重點銷售員工福利保障計劃，本公司短期意外及健康保險業務的毛承保保費及保單費收入由截至2005年6月30日止6個月的人民幣10.92億元增加13.5%至2006年同期的人民幣12.39億元。

## 投資收益

壽險業務淨投資收益由截至2005年6月30日止6個月的人民幣39.71億元增加31.2%至2006年同期的人民幣52.11億元。增加的主要原因是投資資產由2005年6月30日的人民幣1,973.04億元增加至2006年6月30日的人民幣2,355.34億元。壽險業務淨投資收益率由截至2005年6月30日止6個月的4.2%增加至2006年同期的4.3%。

壽險業務總投資收益由截至2005年6月30日止6個月的人民幣39.66億元大幅增加至2006年同期的人民幣87.44億元。壽險業務總投資收益率由截至2005年6月30日止6個月的4.2%增加至2006年同期的5.9%。

| **截至6月30日止6個月<br>(人民幣百萬元，比例除外)** | **2006年** | 2005年 |
|---|---|---|
| 淨投資收益 | **5,211** | 3,971 |
| 淨投資收益率(1) | **4.3%** | 4.2% |
| 總投資收益 | **8,744** | 3,966 |
| 總投資收益率(1) | **5.9%** | 4.2% |

(1) 上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兌損益。

## 遞延保單獲得成本變動額

遞延保單獲得成本變動額於截至2006年6月30日止6個月為人民幣24.08億元，於2005年同期則為人民幣15.65億元。遞延保單獲得成本變動較大的主要原因是個人壽險業務首年保費、保單費收入及保費存款增長。

| 截至2005年6月30日止6個月<br>(人民幣百萬元) | 保費及<br>保單費收入 | 保費存款 | 合計 |
|---|---|---|---|
| **個人壽險** | | | |
| 新業務 | | | |
| 首年期繳保費 | 2,752 | 2,094 | 4,846 |
| 首年躉繳保費 | 22 | — | 22 |
| 短期意外及健康保險保費 | 1,311 | — | 1,311 |
| 新業務合計 | 4,085 | 2,094 | 6,179 |
| 續期業務 | 15,536 | 1,726 | 17,262 |
| 個人壽險合計 | 19,621 | 3,820 | 23,441 |
| **銀行保險** | | | |
| 新業務 | | | |
| 首年期繳保費 | 21 | 5 | 26 |
| 首年躉繳保費 | 587 | 1,466 | 2,053 |
| 短期意外及健康保險保費 | 1 | — | 1 |
| 新業務合計 | 609 | 1,471 | 2,080 |
| 續期業務 | 112 | — | 112 |
| 銀行保險合計 | 721 | 1,471 | 2,192 |
| **團體保險** | | | |
| 新業務 | | | |
| 首年期繳保費 | 1 | — | 1 |
| 首年躉繳保費 | 2,583 | 197 | 2,780 |
| 短期意外及健康保險保費 | 1,092 | — | 1,092 |
| 新業務合計 | 3,676 | 197 | 3,873 |
| 續期業務 | 241 | — | 241 |
| 團體保險合計 | 3,917 | 197 | 4,114 |
| **人壽保險合計** | 24,259 | 5,488 | 29,747 |

*個人壽險業務*。個人壽險業務毛承保保費、保單費收入及保費存款由截至2005年6月30日止6個月的人民幣234.41億元增加25.9%至2006年同期的人民幣295.10億元。增加的主要原因是續期保費、保單費收入及保費存款由截至2005年6月30日止6個月的人民幣172.62億元增加31.8%至2006年同期的人民幣227.43億元。此外，個人壽險業務首年保費、保單費收入及保費存款，亦由截至2005年6月30日止6個月的人民幣61.79億元增加9.5%至2006年同期的人民幣67.67億元。增加的主要原因是本公司代理人持續提升素質和產能。

## 毛承保保費、保單費收入及保費存款

| 截至2006年6月30日止6個月<br>(人民幣百萬元) | 保費及<br>保單費收入 | 保費存款 | 合計 |
|---|---|---|---|
| **個人壽險** | | | |
| 新業務 | | | |
| 首年期繳保費 | 3,983 | 1,247 | 5,230 |
| 首年躉繳保費 | 18 | – | 18 |
| 短期意外及健康保險保費 | 1,519 | – | 1,519 |
| 新業務合計 | 5,520 | 1,247 | 6,767 |
| 續期業務 | 19,166 | 3,577 | 22,743 |
| 個人壽險合計 | 24,686 | 4,824 | 29,510 |
| **銀行保險** | | | |
| 新業務 | | | |
| 首年期繳保費 | 12 | – | 12 |
| 首年躉繳保費 | 341 | 3,066 | 3,407 |
| 短期意外及健康保險保費 | 1 | – | 1 |
| 新業務合計 | 354 | 3,066 | 3,420 |
| 續期業務 | 125 | 4 | 129 |
| 銀行保險合計 | 479 | 3,070 | 3,549 |
| **團體保險** | | | |
| 新業務 | | | |
| 首年期繳保費 | – | – | – |
| 首年躉繳保費 | 2,452 | 191 | 2,643 |
| 短期意外及健康保險保費 | 1,239 | – | 1,239 |
| 新業務合計 | 3,691 | 191 | 3,882 |
| 續期業務 | 241 | – | 241 |
| 團體保險合計 | 3,932 | 191 | 4,123 |
| **人壽保險合計** | 29,097 | 8,085 | 37,182 |

## 經營業績

以下為壽險業務的經營業績概要：

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 毛承保保費、保單費收入及保費存款 | **37,182** | 29,747 |
| 減：保費存款 | **(8,085)** | (5,488) |
| 毛承保保費及保單費收入 | **29,097** | 24,259 |
| 淨已賺保費 | **28,266** | 23,516 |
| 投資收益 | **8,744** | 3,966 |
| 匯兌損失淨額 | **(114)** | – |
| 其他收入 | **396** | 295 |
| 收入合計 | **37,292** | 27,777 |
| 遞延保單獲得成本變動額 | **2,408** | 1,565 |
| 壽險責任準備金增加額 | **(21,891)** | (14,739) |
| 賠款及保戶利益 | **(8,520)** | (8,011) |
| 佣金支出 | **(3,272)** | (2,465) |
| 衍生金融負債公允價值變動額 | **34** | (137) |
| 營業、管理及其他費用 | **(2,296)** | (1,911) |
| 費用合計 | **(33,537)** | (25,698) |
| 所得税 | **(232)** | (211) |
| 淨利潤 | **3,523** | 1,868 |

## 壽險業務

以下為壽險業務的經營數據概要：

| | **2006年6月30日** | 2005年12月31日 |
|---|---|---|
| 毛承保保費、保單費收入及保費存款的市場佔有率[1] | **16.6%** | 16.1% |
| 客戶數量： | | |
| 個人(千) | **31,043** | 30,312 |
| 公司(千) | **284** | 267 |
| 合計(千) | **31,327** | 30,579 |
| 保單繼續率： | | |
| 13個月 | **88.6%** | 85.9% |
| 25個月 | **80.0%** | 81.9% |

[1] 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據計算。
2006年6月30日的市場佔有率以六個月期間的累計毛承保保費、保單費收入及保費存款計算。
2005年12月31日的市場佔有率以一年期間的累計毛承保保費、保單費收入及保費存款計算。

從毛承保保費、保單費收入及保費存款來衡量，平安壽險是中國第二大壽險公司。截至2006年6月30日止6個月，依據本公司按照中國公認會計準則編製的財務數據和按照中國公認會計準則計算的中國保險行業數據，平安壽險的毛承保保費、保單費收入及保費存款約佔中國壽險公司毛承保保費、保單費收入及保費存款總額的16.6%。

本公司通過持續優化銷售代理人培訓機制，提升了銷售代理人的產能和專業水平。本公司亦繼續致力提升客戶服務。因此，於2006年6月30日，個人壽險客戶13個月及25個月保單繼續率分別保持在85.0%及80.0%以上的優良水平。

下表載列本公司於各主要投資類別的投資組合分配情況：

| (人民幣百萬元，比例除外) | 2006年6月30日 | | 2005年12月31日 | |
|---|---|---|---|---|
| | 賬面值 | 佔總額比例 | 賬面值 | 佔總額比例 |
| 固定到期日投資 | | | | |
| 定期存款 | **67,962** | **25.2%** | 68,959 | 27.9% |
| 債券投資[1] | **170,442** | **63.2%** | 159,776 | 64.8% |
| 其他固定到期日投資 | **2,966** | **1.1%** | 1,526 | 0.6% |
| 權益投資[2] | **27,079** | **10.1%** | 15,244 | 6.2% |
| 投資物業 | **1,147** | **0.4%** | 1,243 | 0.5% |
| 投資資產合計 | **269,596** | **100.0%** | 246,748 | 100.0% |

[1] 債券投資包括主債券內含衍生產品的賬面值。

[2] 權益投資包括證券投資基金、權益證券及於聯營公司的投資。

## 匯兑收益╱(損失)

於2006年上半年，中國的貨幣人民幣對其他主要貨幣升值，導致本公司以外幣計價的資產產生的匯兑損失達人民幣1.30億元。

## 合併投資收益

| 截至6月30日止6個月(人民幣百萬元，比例除外) | 2006年 | 2005年 |
| --- | --- | --- |
| 淨投資收益 | **5,783** | 4,481 |
| 淨已實現及未實現的收益 | **3,871** | 19 |
| 總投資收益 | **9,654** | 4,500 |
| 淨投資收益率[1] | **4.2%** | 4.1% |
| 總投資收益率[1] | **5.8%** | 4.1% |

[1] 上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兌損益。

本公司淨投資收益由截至2005年6月30日止6個月的人民幣44.81億元增加29.1%至2006年同期的人民幣57.83億元。增加的主要原因是本公司投資資產由2005年6月30日的人民幣2,196.66億元增加至2006年6月30日的人民幣2,695.96億元。淨投資收益率由截至2005年6月30日止6個月的4.1%增加至2006年同期的4.2%。淨投資收益率增加的主要原因是證券投資基金的股息收入大幅增加。

本公司總投資收益由截至2005年6月30日止6個月的人民幣45.00億元大幅增加至2006年同期的人民幣96.54億元。總投資收益率由截至2005年6月30日止6個月的4.1%增加至2006年同期的5.8%。增加的主要原因是中國股票市場表現良好。因此，淨已實現及未實現的收益由截至2005年6月30日止6個月的人民幣0.19億元大幅增加至2006年同期的人民幣38.71億元。

應資本市場變化，本公司繼續改善投資組合的資產分配。因此，權益投資佔本公司總投資資產的比例由2005年12月31日的6.2%增加至2006年6月30日的10.1%。

## 本集團合併業績

以下為本集團合併經營業績概要：

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 收入合計 | **43,739** | 32,603 |
| 賠款、保戶利益及費用合計 | **(39,021)** | (29,930) |
| 營業利潤 | **4,718** | 2,673 |
| 淨利潤 | **4,162** | 2,250 |

下表載列本公司按業務分部細分的淨利潤：

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 人壽保險 | **3,523** | 1,868 |
| 財產保險 | **317** | 142 |
| 其他業務 | **322** | 240 |
| 淨利潤 | **4,162** | 2,250 |

合併淨利潤由截至2005年6月30日止6個月的人民幣22.50億元增加85.0%至2006年同期的人民幣41.62億元。增加的主要原因是本公司核心業務人壽保險和財產保險業務取得較好業績及總投資回報表現良好。

本公司核心業務人壽保險和財產保險業務分別佔本公司淨利潤約84.6%及7.6%。

**全國後援中心職場和平安金融學院啟用**

上海全國後援中心職場已正式啟用，目前已有約1500人遷入辦公。壽險核保、核賠已經完成集中，運轉情況良好。上半年平安金融學院已正式開學，近半年來接待保監會和公司內部大型會議數十次，舉辦培訓班100多個，學院一流的軟、硬件環境得到廣泛好評。

## 下半年展望

今年6月，國務院出台《關於保險業改革發展的若干意見》，提出了一系列支持保險業發展的有力舉措，並特別強調「支持具備條件的保險公司開展重組、並購」，以及「穩步推進保險公司綜合經營試點」，有利於保險資金投資渠道的拓寬，為公司下一步加快發展提供了強有力的政策支持。我們相信，隨著這些政策的逐步落實，保險業將迎來更為寬鬆、有利的發展環境，中國平安也必將獲得更為廣闊的發展空間。

2006年下半年，公司將繼續堅持「品質優先，利潤導向，遵紀守法，挑戰新高」的經營方針。核心保險業務方面，在繼續保持核心城市競爭優勢的同時，加大對潛力地區的傾斜力度，以期建立更加堅實的增長基礎。投資方面，繼續落實基礎設施投資項目，同時積極探索海外投資的策略與途徑。其他業務方面，繼續大力推動交叉銷售，利用集團客戶基礎和整體優勢加快發展。全國後援中心方面，精心準備、周密部署，確保年底前第二批工作人員順利進駐，實現平穩銜接。

我們堅信，通過全體員工的共同努力，我們必將圓滿完成年度計劃，向全體股東交上一份出色的答卷。

**馬明哲**
*董事長兼首席執行官*

2006年8月15日

# 董事長報告

2006年是中國「十一．五」計劃的開局之年，中國經濟繼續保持較快發展勢頭，金融改革深入推進並取得顯著成績，為整個保險業的發展營造了較好的外部環境。在各位股東的大力支持和全體同仁的共同努力下，2006年上半年公司繼續保持良好發展勢頭，順利達成了計劃目標。

## 上半年回顧

### 經營業績再創新高

截至2006年6月30日，集團總資產達到人民幣3,587.18億元，較2005年末增長12.2%；實現淨利潤人民幣41.62億元，較上年同期的22.50億元大幅增長85.0%，總資產和淨利潤均創下歷史新高。

### 核心業務穩健增長

保險核心業務繼續保持較快增長勢頭，上半年毛承保保費、保單費收入及保費存款為人民幣455.71億元，較去年同期增長26.5%。其中壽險總保費為人民幣371.82億元，增長25.0%；產險總保費為人民幣83.89億元，增長33.4%。壽險業務結構繼續完善，盈利能力較強的個人壽險業務的保費佔比達到79.4%。產險業務中機動車輛保險、非機動車輛保險和意外與健康險的保費佔比分別為65.3%、29.7%、5.0%。同時，業務品質繼續保持在較好水平，個險13個月繼續率提升至88.6%，產險綜合成本率控制在94.8%。

### 投資業績明顯提升

上半年，在國內股市回暖因素的驅動下，公司取得良好投資業績，實現總投資收益人民幣96.54億元，總投資收益率達到5.8%。公司投資渠道的拓寬也取得積極進展，基礎設施項目投資已獲得中國保險監督管理委員會(以下簡稱「中國保監會」)批准，公司正大力落實以把握這一機會。另外，於香港成立的中國平安資產管理(香港)有限公司亦獲得中國保監會批准，使公司搭建全球性投資平台，最終實現全球資產配置的規劃成功邁步。

### 其他業務發展勢頭良好

除公司核心保險業務業績優良外，上半年其他業務也取得了不錯的成績。得益於活躍的股票市場交投，平安證券上半年憑借經紀業務和投資銀行業務的收入增長，實現淨利潤人民幣1.74億元。經中國證券監督管理委員會批准，平安證券獲得「創新類券商資格」。此外平安信托亦發行新信托計劃，完成多項對外投資，融資和投資規模較上年同期均有大幅提升。平安銀行在2006年6月獲中國銀行業監督管理委員會(以下簡稱「中國銀監會」)批准籌備人民幣對公業務，客戶數量、存貸款餘額均較去年同期增長。

# 財務摘要



總收入
淨利潤
每股收益
50,000
40,000
30,000
20,000
10,000
0
43,739
32,603
06年6月
05年6月
5,000
4,000
3,000
2,000
1,000
0
4,162
2,250
06年6月
05年6月
0.75
0.60
0.45
0.30
0.15
0
0.66
0.36
06年6月
05年6月
總資產
總負債
權益總額
400,000
300,000
200,000
100,000
0
358,718
319,706
06年6月
05年12月
400,000
300,000
200,000
100,000
0
320,614
286,184
06年6月
05年12月
40,000
30,000
20,000
10,000
0
38,104
33,522
06年6月
05年12月


## 利潤表

| 截至6月30日止6個月（人民幣百萬元） | 2006年 | 2005年 |
|---|---|---|
| 總收入 | **43,739** | 32,603 |
| 淨利潤 | **4,162** | 2,250 |

## 每一普通股

| 截至6月30日止6個月（人民幣元） | 2006年 | 2005年 |
|---|---|---|
| 基本收益 | **0.66** | 0.36 |

## 資產負債表

| （人民幣百萬元） | 2006年<br>6月30日 | 2005年<br>12月31日 |
|---|---|---|
| 總資產 | **358,718** | 319,706 |
| 總負債 | **320,614** | 286,184 |
| 權益總額 | **38,104** | 33,522 |

# 目 錄



**有關前瞻性陳述之提示聲明**

除歷史事實陳述外，本報告中包括了某些「前瞻性陳述」。所有本公司預計或期待未來可能或即將發生的(包括但不限於)預測、目標、估計及經營計劃都屬於前瞻性陳述。前瞻性陳述涉及一些通常或特別的已知和未知的風險與不明朗因素。某些陳述，例如包含「潛在」、「估計」、「預期」、「預計」、「目的」、「有意」、「計劃」、「相信」、「將」、「可能」、「應該」等詞語或慣用詞的陳述，以及類似用語，均可視為前瞻性陳述。

務請注意這些因素，其大部份不受本公司控制，影響著公司的表現、發展趨勢及實際業績。受上述因素的影響，本公司未來的實際結果可能會與這些前瞻性陳述出現重大差異。這些因素包括但不限於：匯率變動、市場份額、同業競爭、環境風險、法律、財政和監管變化、國際經濟和金融市場條件及其他非本公司可控制的風險和因素。任何人需審慎考慮上述及其他因素，並不可完全依賴本公司的「前瞻性陳述」。本公司聲明，當新資料、未來事件或其他情況出現時，本公司沒有義務因新訊息、未來事件或其他原因而對本報告中的任何前瞻性陳述公開地進行更新或修改。本公司及其任何員工或聯繫人，並未就本公司的未來表現作出任何保證聲明，及不為任何該等聲明負上責任。


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# 2006中期报告

中国平安保险(集团)股份有限公司

股份代号 2318